Form 40-F
period 2004-12-31
HARVEST ENERGY TRUST
filed 2005-03-31
CIK 1309799

U.S. SECURITIES AND EXCHANGE
                           COMMISSION WASHINGTON, D.C.
                                      20549
                                    FORM 40-F
              [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004   Commission File Number: 333-121627

                              HARVEST ENERGY TRUST
             (Exact name of Registrant as specified in its charter)

      Alberta, Canada                   1311                          N/A
    (PROVINCE OR OTHER      (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
      JURISDICTION OF        CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)
     INCORPORATION OR
       ORGANIZATION)

                                   Suite 2100
                             330 Fifth Avenue, S.W.
                        Calgary, Alberta, Canada T2P 0L4
                                 (403) 265-1178
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940

             (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                   INCLUDING AREA CODES OF AGENT FOR SERVICE)

Securities registered or to be registered pursuant to Section 12(b) of the Act

                                     None.

Securities registered or to be registered pursuant to Section 12(g) of the Act

                                     None.

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act

                          7 7/8% Senior Notes Due 2011

For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form    [X] Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                             41,788,500 Trust Units

    Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                  Yes    [X]     FILE NO. 82-34779          No    [_]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes    [X]              No        [_]

                         DOCUMENTS INCLUDED IN THIS FORM

         The following documents are attached as exhibits, and numbered as indicated:


Exhibit Number                     Description

   99.1 Renewal Annual Information Form of the Registrant for the year ended December 31, 2004.

   99.2 Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2004, including the report of the independent auditors with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles (Note 20).

   99.3 Management's Discussion and Analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2004.

   99.4      CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.

   99.5      CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.

   99.6 CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.7 CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.8      Comments by Auditors for U.S. Readers on Canada U.S. Reporting
             Difference

   99.9      Consent of KPMG LLP.

   99.10     Consent of McDaniel & Associates Consultants Ltd.

   99.11     Consent of Gilbert Laustsen Jung Associates Ltd.

   99.12     Consent of Paddock Lindstrom Associates Ltd.


                           FORWARD-LOOKING STATEMENTS

         This annual report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2004, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. The Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

         ANNUAL INFORMATION FORM, CONSOLIDATED AUDITED ANNUAL FINANCIAL
              STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.       ANNUAL INFORMATION FORM

         The Registrant's Annual Information Form for the year ended December 31, 2004 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.       CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS

         The Registrant's consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, and the reconciliation of differences between Canadian and United States generally accepted accounting principles, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

         The Registrant's Management's Discussion and Analysis for the fiscal year ended December 31, 2004 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

                       DISCLOSURE CONTROLS AND PROCEDURES

         As of December 31, 2004, an evaluation was carried out under the supervision of and with the participation of Registrant's management, including the President and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the President and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act were (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

         It should be noted that while the Registrant's principal executive officer and principal financial officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.


              CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

         During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

                       NOTICES PURSUANT TO REGULATION BTR

         None.



                   CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER
                          AND SENIOR FINANCIAL OFFICERS

         The Registrant has adopted a Code of Ethics for its President and senior financial officers. This code applies to the Registrant's President, the Vice-President, Operations, the Vice President, Geosciences, and the Vice-President and Chief Financial Officer. It is available in print without charge to any person who requests it. Such requests may be made by contacting the Registrant's Investor Relations and Communications Advisor via email at:
INFORMATION@HARVESTENERGY.CA or by phone at (403) 265-1178. All amendments to the code will be provided to any person who requests them. There were no waivers or amendments to the Code of Ethics in 2004.

                                 AUDIT COMMITTEE

IDENTIFICATION OF AUDIT COMMITTEE

         The following individuals comprise the entire membership of the Registrant's Audit Committee: John A. Brussa, Verne G. Johnson, and Hector J. McFadyen.

AUDIT COMMITTEE FINANCIAL EXPERT

         The Board of Directors of the Registrant has determined that Mr. John
A. Brussa, a member and the chairman of the Registrant's audit committee, is an "audit committee financial expert" (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and has been designated as audit committee financial expert for the Audit Committee of the board of the Registrant. Mr. Brussa is not "independent" as such term is defined by the Canadian Securities' Administrators' Multilateral Instrument 52-110, nor is he independent as such term is defined for the purposes of audit committee member independence under either the rules of the New York Stock Exchange or the Nasdaq. By May 4, 2005, the date of Harvest's next annual general and special meeting of unitholders, Mr. Brussa will resign from the audit committee and will be replaced by an individual that meets both the requirements of the audit committee, as well as being independent as defined under the rules of the New York Stock Exchange and Nasdaq.

         The Securities and Exchange Commission has indicated that the designation of a person as an "audit committee financial expert" does not (i) mean that such person is an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

          PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

         Fees payable to the Registrant's independent auditor, KPMG LLP, for the years ended December 31, 2004 and December 31, 2003 totaled $572,419 and $346,820, respectively, as detailed in the following table. All funds are in Canadian dollars.

-----------------------------------------------------------------------------------------------
                             YEAR ENDED DECEMBER 31, 2004          YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------
AUDIT FEES                           $            377,634             $         238,500
-----------------------------------------------------------------------------------------------
AUDIT RELATED FEES                   $             83,510             $          42,500
-----------------------------------------------------------------------------------------------
TAX FEES                             $            111,275             $          65,820
-----------------------------------------------------------------------------------------------
ALL OTHER FEES                       $                  -             $               -
-----------------------------------------------------------------------------------------------
TOTAL                                $            572,419             $         346,820
-----------------------------------------------------------------------------------------------


The nature of the services provided by KPMG LLP under each of the categories indicated in the table is described below.

AUDIT FEES

Audit fees were for professional services rendered by KPMG LLP for the audit of the Registrant's annual financial statements and review of the Registrant's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under "Audit Fees" above. These services consisted of advice and guidance on new reporting standards, as well as French translation fees.

TAX FEES

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax).

ALL OTHER FEES

In 2004 and 2003, no fees for services were incurred other than those described above under "Audit Fees," "Audit-Related Fees" and "Tax Fees".

                       PREAPPROVAL POLICIES AND PROCEDURES

         It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre approved specifically identified non-audit tax-related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax) up to a pre-determined maximum annual limit of Cdn$25,000. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.


                         OFF-BALANCE SHEET ARRANGEMENTS

         The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, please read Note 19 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2004 attached as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.


                             CONTRACTUAL OBLIGATIONS


                                                                                MATURITY
                                              -------------------------------------------------------------------------
                                                            LESS THAN
ANNUAL CONTRACTUAL OBLIGATION ($ THOUSANDS)     TOTAL          1 YEAR      YEARS 1 - 3     YEARS 4 - 5    AFTER 5 YEARS
-----------------------------------------------------------------------------------------------------------------------
Short and long-term debt                      376,019          75,519              --               --     300,500
Interest on short and long-term debt          163,024          25,997          70,993           47,329      18,705
Interest on convertible debentures             10,008           2,176           6,527            1,305          --
Operating and premise leases                    7,094             400           4,304            2,390          --
Transportation and storage commitments             99              35              39               25          --
Capital commitments                               700             700              --               --          --
Asset retirement obligations                  334,803              --             729            3,648     330,426
-----------------------------------------------------------------------------------------------------------------------
Total                                         891,747         104,827          82,592           54,697     649,631
-----------------------------------------------------------------------------------------------------------------------

                                   UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

         The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

         Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                    EXHIBITS

         The following exhibits are filed as part of this report.


Exhibit Number                     Description

   99.1 Renewal Annual Information Form of the Registrant for the year ended December 31, 2004.

   99.2 Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2004, including the report of the independent auditors with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles (Note 20).

   99.3 Management's Discussion and Analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2004.

   99.4      CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.

   99.5      CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.

   99.6 CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.7 CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.8      Comments by Auditors for U.S. Readers on Canada U.S. Reporting
             Difference

   99.9      Consent of KPMG LLP.

   99.10     Consent of McDaniel & Associates Consultants Ltd.

   99.11     Consent of Gilbert Laustsen Jung Associates Ltd.

   99.12     Consent of Paddock Lindstrom Associates Ltd.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated:  March 30, 2005

                                               HARVEST ENERGY TRUST


                                               By: /s/ David J. Rain
                                                   -----------------------------
                                               Name:  David J. Rain
                                               Title: Vice-President and
                                                      Chief Financial Officer