Form 40-F
period 2005-12-31
HARVEST ENERGY TRUST
filed 2006-03-30
CIK 1309799

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number: 333-121627

HARVEST ENERGY TRUST
(Exact name of Registrant as specified in its charter)

Alberta, Canada	1311	N/A
(Province or other	(Primary Standard Industrial	(I.R.S. Employer
jurisdiction of	Classification Code Number)	Identification No.)
incorporation or
organization)

Suite 2100
330 Fifth Avenue, S.W.
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
Name, address( including zip code) and telephone number( including area codes of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

7 7/8% Senior Notes Due 2011

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form                     [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 52,982,567 Trust Units Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ___                             No   X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X                         No _____

DOCUMENTS INCLUDED IN THIS FORM

The following documents are attached as exhibits, and numbered as indicated:

Exhibit	Description
Number

23.1	Comments by Auditors for U.S. Readers on Canada U.S. Reporting Difference
23.2	Consent of KPMG LLP.
23.3	Consent of McDaniel & Associates Consultants Ltd.
23.4	Consent of Gilbert Laustsen Jung Associates Ltd.
23.5	Consent of Sproule Associates Ltd.
31.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
31.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
32.1	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Renewal Annual Information Form of the Registrant for the year ended December 31, 2005.
99.2	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2005, including the report of the independent auditors with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles (Note 20).
99.3	Management's Discussion and Analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2005, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. The Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.     Annual Information Form

The Registrant's Annual Information Form for the year ended December 31, 2005 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

B.     Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the fiscal year ended December 31, 2005 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, an evaluation was carried out under the supervision of and with the participation of Registrant's management, including the President and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the President and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act were (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's ("SEC") rules and forms and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

The Registrant has adopted a Code of Ethics that applies to its principal executive, financial and accounting officer, and other members of senior management. Specifically, this code applies to the Registrant's President and Chief Executive Officer, the Vice-President Engineering and Chief Operating Officer, the Vice President Finance and Chief Financial Officer, Vice President Geosciences, Vice President Corporate, and the Vice-President Production. It is available in print without charge to any person who requests it. Such requests may be made by contacting the Registrant's Investor Relations and Communications Advisor via email at: information@harvestenergy.ca or by phone at (403) 265-1178. All amendments to the code will be provided to any person who requests them. There were no waivers or amendments to the Code of Ethics in 2005. However, subsequent to 2005, and the completion of Harvest's plan of arrangement with Viking Energy Royalty Trust, amendments were made to the Code of Ethics effective February 6, 2006. The amendments were made to incorporate elements from the Code of Ethics of both organizations. The amended Code of Ethics provides more detailed guidance to employees on key areas including conflicts of interest, full disclosure, protection and proper use of Trust assets, insider trading, fair dealings, accuracy of Trust records, assistance to auditors and the acceptance of gifts and entertainment. The additional guidance as provides greater clarification on the Trust's expectation for honesty and ethical behavior by all employees.

AUDIT COMMITTEE

Identification of Audit Committee

The following individuals comprise the entire membership of the Registrant's Audit Committee: Dale Blue, Verne G. Johnson, and Hector J. McFadyen. All members of the Audit Committee are independent from management, and were responsible for approving Harvest's 2005 year end financial statements for recommendation to the Board of Directors. Prior to February 7, 2006 Mr. Kevin Bennett was a member of the Audit Committee. Following the merger with Viking, and effective February 7, 2006 Mr. Blue replaced Mr. Bennett as a member of Harvest's Audit Committee.

Audit Committee Financial Expert

Mr. Blue has been determined by the Board of Directors of the registrant to meet the audit committee financial expert criteria established by the SEC pursuant to the Sarbanes-Oxley Act to be considered an "audit committee financial expert".

The SEC has indicated that the designation of a person as an "audit committee financial expert" does not (i) mean that such person is an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

Fees payable to the Registrant's independent auditor, KPMG LLP, for the years ended December 31, 2005 and December 31, 2004 totaled $394,430 and $572,419, respectively, as detailed in the following table. All funds are in Canadian dollars.

	Year ended December 31, 2005	Year ended December 31, 2004
Audit Fees	$292,000	$377,634
Audit-Related Fees	$33,000	$83,510
Tax Fees	$69,430	$111,275
All Other Fees	$-	$-
TOTAL	$394,430	$572,419

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

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and value added tax).

All Other Fees

In 2005 and 2004, no fees for services were incurred other than those described above under "Audit Fees," "Audit-Related Fees" and "Tax Fees".

PREAPPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit-related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, please read Note 19 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2005 attached as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

	Maturity
Annual Contractual Obligations	Total	Less than 1
(Cdn $ thousands)		year	1-3 years	4-5 years	After 5 years
Long-term debt	304,619	-	13,869	-	290,750
Interest on long-term debt(d)	133,647	23,590	46,198	45,793	18,066
Interest on convertible debentures(c)	15,151	3,159	6,317	2,987	2,688
Operating and premise leases	9,521	2,238	4,056	3,227	-
Capital commitments(e)	4,936	4,936	-	-	-
Asset retirement obligations(f)	372,464	4,300	13,208	5,361	349,595
Total	840,338	38,223	83,648	57,368	661,099
(a)	As at December 31, 2005, we had entered into physical and financial contracts for production with average deliveries of approximately 24,990 barrels of oil equivalent per day in 2006 and 7,500 barrels per day in 2007. We have also entered into financial contracts to minimize our exposure to fluctuating electricity prices. Please see Note 16 to the consolidated financial statements for further details.
(b)	Assumes that the outstanding convertible debentures either convert at the holders' option or are redeemed for Units at our option.
(c)	Assumes no conversions and redemption by Harvest for Units at the end of the second redemption period. Only cash commitments are presented.
(d)	Assumes no change in bank debt from December 31, 2005 and a constant foreign exchange rate.
(e)	Relates to drilling and seismic commitments.
(f)	Represents the undiscounted obligation by period.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or  address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number.

EXHIBITS

The following exhibits are filed as part of this report.

Exhibit	Description
Number

23.1	Comments by Auditors for U.S. Readers on Canada U.S. Reporting Difference
23.2	Consent of KPMG LLP.
23.3	Consent of McDaniel & Associates Consultants Ltd.
23.4	Consent of Gilbert Laustsen Jung Associates Ltd.
23.5	Consent of Sproule Associates Ltd.
31.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
31.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
32.1	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Renewal Annual Information Form of the Registrant for the year ended December 31, 2005.
99.2	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2005, including the report of the independent auditors with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles (Note 20).
99.3	Management's Discussion and Analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated: March 30, 2006

HARVEST ENERGY TRUST

By:	/s/ Robert W. Fotheringham
Name:	Robert W. Fotheringham
Title:	Vice-President Finance and
Chief Financial Officer of Harvest Operations
Corp. on behalf of Harvest Energy Trust