Form 40-F
period 2006-12-31
HARVEST ENERGY TRUST
filed 2007-03-29
CIK 1309799

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006                     Commission File Number: 333-121627

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

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
Name, address (including zip code) and telephone number (including area codes of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of each exchange on which registered

Trust Units	Toronto Stock Exchange
The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

[None]

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form                 [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

122,096,172 Trust Units

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

Yes   X                 No ____

FORM 40-F

Principal Documents

The following documents have been filed as part of this annual report on Form 40-F:

(a)     Annual Information Form for the fiscal year ended December 31, 2006;

(b)     Management's Discussion and Analysis for the fiscal year ended December 31, 2006; and

(c)     Consolidated Financial Statements for the fiscal year ended December 31, 2006 (Note 22 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2006, which is attached to this annual report on Form 40-F and is incorporated by reference herein. The Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

HARVEST ENERGY TRUST

ANNUAL INFORMATION FORM

For the year ended December 31, 2006

MARCH 29, 2007

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"ABCA" means the Business Corporations Act (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and Harvest Operations pursuant to which Harvest Operations provides certain administrative and advisory services in connection with the Trust.  See "General Description of Capital Structure".

"Affiliate" means, with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its board of directors.

"Birchill" means Birchill Energy Limited, a private company which, at the date of its acquisition by Harvest owned certain petroleum and natural gas properties which are described in "General Development of the Business - Year ended December 31, 2006".

"Board of Directors" or "Harvest Board" means the board of directors of Harvest Operations.

"BRP" means Breeze Resources Partnership, a general partnership formed under the laws of Alberta.

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday in the Province of Alberta or any other day on which banks in Calgary, Alberta are not open for business.

"CNG Trust" means Calpine Natural Gas Trust, a trust organized under the laws of the Province of Alberta, wholly owned by the Trust.

"COGPE" means Canadian oil and natural gas property expense, as defined in the Tax Act.

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum.

"Credit Facilities" or "Three Year Extendible Revolving Credit Facility" means the credit facilities provided by the Current Lenders as more fully described in Note 10 to Harvest's audited consolidated financial statements for the year ended December 31, 2006 filed on www.sedar.com.

"Current Lenders" means the syndicate of lenders to Harvest Operations pursuant to the Current Bank Facility.

"Debentures" means, collectively, the 10.5% Debentures Due 2008, the 9% Debentures Due 2009, the 8% Debentures Due 2009, the 6.5% Debentures Due 2010, the 6.40% Debentures Due 2012, the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014.

"Debenture Indenture" means, collectively, the trust indenture dated January 29, 2004, a first supplemental indenture dated August 10, 2004, a second supplemental indenture dated August 2, 2005, a third supplemental indenture dated November 22, 2006 and a fourth supplemental indenture dated January 25, 2007 among the Trust, Harvest Operations and Valiant Trust Company and the trust indenture dated January 15, 2003 and a supplemental indenture dated October 20, 2005 between VERT and Computershare Trust Company of Canada.

"Debenture Trustee" means, as applicable, the trustee of the 9% Debentures Due 2009, 8% Debentures Due 2009, 6.5% Debentures Due 2010, 7.25% Debentures Due 2013 and 7.25% Debentures Due 2014, Valiant Trust Company or the trustee of the 10.5% Debentures due 2008 and the 6.40% Debentures due 2012, Computershare Trust Company of Canada.

"9% Debentures Due 2009" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009.

"8% Debentures Due 2009" means the 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009.

"6.5% Debentures Due 2010" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010.

"10.5% Debentures Due 2008" means the 10.5% convertible unsecured subordinated debentures of the Trust due January 31, 2008 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement.

"6.40% Debentures Due 2012" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement.

"7.25% Debentures Due 2013" means the 7.25% convertible unsecured subordinated debentures of the Trust due September 30, 2013 issued on November 22, 2006.

"7.25% Debentures Due 2014" means the 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014 issued on February 1, 2007 and February 8,2007.

"7 7/8% Senior Notes" means the 7 7/8% Senior Notes of Harvest Operations due October 15, 2011 unconditionally guaranteed by the Trust.

"Deferred Purchase Price Payment" or "DPPP" means, collectively, the ongoing obligation of the Trust to pay to Harvest Operations, and HBT2, to the extent of the Trust's available funds, an amount up to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by Harvest Operations, or HBT2, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from an Operating Subsidiary of Direct Royalties.

"DRIP Plan" means the Trust's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan.

"East Central Alberta Properties" means Properties located in the East Central Alberta region.

"Exchangeable Shares" means the non-voting exchangeable shares in the capital of Harvest Operations.  On June 20, 2006, all of the then outstanding Exchangeable Shares were redeemed in exchange for cash.  There are no Exchangeable Shares currently outstanding.

"Farmout" means an agreement whereby a third party agrees to pay for all or a portion of the drilling of a well on one or more of the Properties in order to earn an interest therein, with an Operating Subsidiary retaining a residual interest in such Properties.

"GLJ" means GLJ Petroleum Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

"GAAP" means accounting principles generally accepted in Canada.

"Gross" means:

(a)

in relation to the Operating Subsidiaries' interest in production and reserves, its "Corporation gross reserves", which are the Operating Subsidiaries' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Operating Subsidiaries;

(b)

in relation to wells, the total number of wells in which the Operating Subsidiaries have an interest; and

(c)

in relation to properties, the total area of properties in which the Operating Subsidiaries have an interest.

"Harvest" means, collectively, the Trust and its subsidiaries, trusts and partnerships.

"Harvest Operations" means the Trust's wholly owned subsidiary, Harvest Operations Corp.

"HBT1" or "Breeze Trust No. 1" means Harvest Breeze Trust 1, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

"HBT2" or "Breeze Trust No. 2" means Harvest Breeze Trust 2, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

"Independent Reserve Engineering Evaluators" means McDaniel, GLJ and Sproule, independent oil and natural gas reservoir engineers of Calgary, Alberta, who evaluated the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries as at December 31, 2006, in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101.

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

"Net" means:

(a)

in relation to the Operating Subsidiaries' interest in production and reserves, the Operating Subsidiaries' interest (operating and non-operating) share after deduction of royalties obligations, plus the Operating Subsidiaries' royalty interest in production or reserves;

(b)

in relation to wells, the number of wells obtained by aggregating the Operating Subsidiaries' working interest in each of its gross wells; and

(c)

in relation to the Operating Subsidiaries' interest in a property, the total area in which the Operating Subsidiaries have an interest multiplied by the working interest owned by the Operating Subsidiaries.

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

"North Atlantic" means North Atlantic Refining Limited, a private company which owned the Refinery and related marketing division described in "General Business Description – Petroleum Refining and Marketing Business", and all wholly owned subsidiaries of North Atlantic.

"North Atlantic Acquisition" means the acquisition of all of the shares of North Atlantic and related businesses and the entering into of the Supply and Offtake Agreement in accordance with the Purchase and Sale Agreement, which transactions were completed on October 19, 2006.

"North Atlantic Acquisition BAR" means the business acquisition report of the Trust dated December 11, 2006 relating to the North Atlantic Acquisition which has been filed on SEDAR at www.sedar.com.

"NPI" means, collectively, the net profit interest owing to the Trust pursuant to the NPI Agreements.

"NPI Agreements" means, collectively the agreements between Harvest Operations and the Trust, between HBT1 and the Trust and from March 1, 2007 the agreement between Harvest Reveal Inc. and the Trust to pay net profit interests to the Trust.

"NYMEX" means the New York Mercantile Exchange.

"NYSE" means the New York Stock Exchange.

"Operating Subsidiaries" means, collectively, Harvest Operations, REP, BRP, HBT1, HBT2, Hay River Partnership, and North Atlantic (and all direct and indirect wholly-owned subsidiaries of North Atlantic), each a direct or indirect wholly-owned subsidiary of the Trust other than REP in respect of which the Trust, indirectly, holds a 60% interest, and "Operating Subsidiary" means any of Harvest Operations, REP, BRP, HBT1, HBT2, Hay River Partnership or North Atlantic (or any direct or indirect wholly-owned subsidiary of North Atlantic, as applicable.

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting.

"Ordinary Trust Units" means the ordinary Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof.

"Permitted Investments" means:

(a)

loan advances to Harvest Operations;

(b)

interest bearing accounts of certain financial institutions including Canadian chartered banks and the Trustee;

(c)

obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(d)

term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee) the short term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation or Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(e)

commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and

(f)

investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business, including the Operating Subsidiaries;

provided that an investment is not a Permitted Investment if it:

(g)

would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(h)

is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(i)

would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency.

"Pro Rata Share" means, of any particular amount in respect of a Unitholder at any time, the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Production" means the produced petroleum, natural gas and natural gas liquids attributed to the Properties.

"Properties" means the working, royalty or other interests of the Operating Subsidiaries in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by the Operating Subsidiaries from time to time.

"Property Interests" means petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Operating Subsidiaries.

"Purchase and Sale Agreement" means the purchase and sale agreement dated August 22, 2006 between the Trust and Vitol Refining Group B.V. providing for the purchase of the outstanding shares of North Atlantic and the entering into of the Supply and Offtake Agreement.

"Record Date" means December 31 of each year hereafter and the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the Board of Directors.

"Redearth Partnership" or "REP" means Redearth Partnership, a partnership established under the laws of the Province of Alberta, a 60% interest of which is owned by Harvest Operations.

"Refinery" means the 115,000 barrel per day medium gravity sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador, owned by North Atlantic, which refinery is described in "General Business Description – Petroleum Refining and Marketing Business".

"Reserve Account" means the cumulative amount of production and other revenues entitled to be retained by the Operating Subsidiaries pursuant to the NPI Agreements to provide for payment of production costs which the Operating Subsidiaries estimate will or may become payable in the following six months for which there may not be sufficient production revenues to satisfy such production costs in a timely manner.  See "Structure of Harvest Energy Trust – Net Profits Interest Agreements".

"Reserve Life Index" or "RLI" means the amount obtained by dividing the quantity of proved plus probable reserves as at the end of the previous year, by the annualized production of petroleum, natural gas and natural gas liquids from those reserves, in the following year, as projected in the Reserve Report.

"Reserve Report" means, collectively, the report prepared by the Independent Reserve Engineering Evaluators dated January 1, 2007 evaluating the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries as at December 31, 2006, in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101.

"Reserve Value" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax cash flow net of capital expenditures from the proved plus probable reserves shown in the Reserve Report for such property, discounted at 10% and using forecast price and cost assumptions (a common benchmark in the oil and natural gas industry).

"Special Trust Units" means the Special Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof.  There are no Special Trust Units currently outstanding.

"Special Voting Units" means the Special Voting Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof. There are no Special Voting Units currently outstanding.

"Sproule" means Sproule Associates Limited, independent oil and natural gas reservoir engineers of Calgary, Alberta.

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

"Subsequent Investments" means any of the investments that the Trust may make pursuant to the Trust Indenture, which includes:

(a)

making payments to Harvest Operations pursuant to the Deferred Purchase Price Obligations under the NPI Agreement;

(b)

making loans to Harvest Operations in connection with the Capital Fund; and

(c)

temporarily holding cash and investments for the purposes of paying the expenses and liabilities of the Trust, making certain other investments as contemplated by Section 4.2 of the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

provided that such investments will not be a Subsequent Investment if it:

(d)

would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(e)

is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(f)

would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Supply and Offtake Agreement" means the supply and offtake agreement dated October 19, 2006 entered into between North Atlantic and Vitol Refining, S.S., a wholly-owned subsidiary of the vendor to the North Atlantic Acquisition, the terms of which are summarized under the "Petroleum and Marketing Business – Supply and Offtake Agreement".

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder.

"Trust" means Harvest Energy Trust.

"Trust Fund" at any time, shall mean any of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under the Trust Indenture:

(a)

the amount paid to settle the Trust;

(b)

all funds realized from the issuance of Trust Units;

(c)

any Permitted Investments in which funds may from time to time be invested;

(d)

all rights in respect of and income generated under the NPI Agreement with the Corporation, including the applicable NPI;

(e)

all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(f)

any Subsequent Investment;

(g)

any proceeds of disposition of any of the foregoing property including, without limitation, the Direct  Royalties; and

(h)

all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"Trust Indenture" means the third amended and restated trust indenture dated February 3, 2006 between the Trustee and Harvest Operations as such indenture may be further amended by supplemental indentures from time to time.

"Trust Unit" means a trust unit of the Trust and unless the context otherwise requires means Ordinary Trust Units.

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust.

"TSX" means the Toronto Stock Exchange.

"Unitholders" means the holders from time to time of one or more Trust Units.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"VERT" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta on November 5, 1996 pursuant to a trust indenture dated November 5, 1996 as amended and restated effective February 3, 2006.

"Viking" means, collectively, VERT and its subsidiaries, trusts and partnerships.

"VHI" or "Viking Holdings" means Viking Holdings Inc., a corporation incorporated under the Business Corporations Act (Alberta) by VERT on August 13, 1997 and which amalgamated with Harvest Operations on July 1, 2006, with the amalgamated corporation continuing under the name "Harvest Operations Corp.".

"Viking Arrangement" means the Plan of Arrangement involving Harvest, Harvest Operations, VERT, VHI, Harvest securityholders and Viking unitholders as approved by the Harvest securityholders and the Viking unitholders on February 2, 2006 and effective February 3, 2006.

"Viking Acquisition BAR" means the business acquisition report of the Trust dated April 18, 2006 relating to the Viking Arrangement which has been filed on SEDAR at www.sedar.com.

"Working Interest" or "WI" means an undivided interest held by a party in an oil and/or natural gas or mineral lease granted by a Crown or freehold mineral owner, which interest gives the holder the right to "work" the property (lease) to explore for, develop, produce and market the lease substances but does not include, among other things, a royalty, overriding royalty, gross overriding royalty, net profits interest or other interest that entitles the holder thereof to a share of production or proceeds of sale of production without a corresponding right or obligation to "work" the property.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Bcf	billion cubic feet
Bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBTU	million British Thermal Units

Other

AECO	EnCana Corporation's natural gas storage facility located at Suffield, Alberta.
BOE

barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one Bbl of oil, unless otherwise specified.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

BOE/d	barrels of oil equivalent per day.
MBOE	thousand barrels of oil equivalent.
MMBOE	million barrels of oil equivalent.
OOIP	original oil in place.
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
ºAPI	The measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MW	megawatts of electrical power.
3D	three dimensional.
Darcies	the measure of permeability (being the ease with which a single fluid will flow through connected pore space when a pressure gradient is applied).
Porosity	The measure of the fraction of pore space of a reservoir.
$000	thousands of dollars
$millions	millions of dollars

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
feet	Metres	0.305
metres	Feet	3.281
miles	Kilometres	1.609
kilometres	Miles	0.621
acres	Hectares	0.405
hectares	Acres	2.471

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this prospectus are expressed in Canadian dollars, except where otherwise indicated.  References to Canadian dollars, CDN$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following table sets forth for each period indicated, the average, high, low and end of period noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").  Such rates are set forth as U.S. dollars per $1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Year Ended December 31,
	2006	2005	2004
High	0.9099	0.8690	0.8493
Low	0.8528	0.7872	0.7158
Period End	0.8581	0.8579	0.8310
Average (1)	0.8846	0.8276	0.7702

Note:

(1)

Average represents the average of the rates on the last day of each month during the period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and documents incorporated by reference herein, constitute forward-looking statements.  These statements relate to future events and future performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.  Harvest Operations believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon.  These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference herein, contain forward-looking statements pertaining to:

●

expected financial performance in future periods;

●

expected increases in revenue attributable to development and production activities;

●

estimated capital expenditures;

●

competitive advantages and ability to compete successfully;

●

intention to continue adding value through drilling and exploitation activities;

●

emphasis on having a low cost structure;

●

intention to retain a portion of cash flows after distributions to repay indebtedness and invest in further development of our properties;

●

reserve estimates and estimates of the present value of our future net cash flows;

●

methods of raising capital for exploitation and development of reserves;

●

factors upon which to decide whether or not to undertake a development or exploitation project;

●

plans to make acquisitions and expected synergies from acquisitions made;

●

expectations regarding the development and production potential of petroleum and natural gas properties;

●

treatment under government regulatory regimes including without limitation, environmental and tax regulation;

●

overall demand for gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products; and

●

the level of global production of crude oil feedstocks and refined products.

With respect to forward-looking statements contained in this Annual Information Form and the documents incorporate by reference herein, Harvest has made assumptions regarding, among other things:

●

future oil and natural gas prices and differentials between light, medium and heavy oil prices;

●

the cost of expanding Harvest's property holdings;

●

the ability to obtain equipment in a timely manner to carry out development activities;

●

the ability to market oil and natural gas successfully to current and new customers;

●

the impact of increasing competition;

●

the ability to obtain financing on acceptable terms;

●

the ability to add production and reserves through development and exploitation activities; and

●

the ability to produce gasoline, low sulphur diesel, jet fuel, furnace oil, and other refined products that meet customer specifications.

Some of the risks that could affect Harvest's future results and could cause results to differ materially from those expressed in forward-looking statements include:

●

the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;

●

the uncertainty of estimates of petroleum and natural gas reserves;

●

the impact of competition;

●

difficulties encountered in the integration of acquisitions;

●

difficulties encountered during the drilling for and production of oil and natural gas;

●

difficulties encountered in delivering oil and natural gas to commercial markets;

●

foreign currency fluctuations;

●

the uncertainty of Harvest's ability to attract capital;

●

changes in, or the introduction of new, government regulations relating to the oil and natural gas business including without limitation, environment and tax regulations;

●

costs associated with developing and producing oil and natural gas;

●

compliance with environmental and tax regulations;

●

liabilities stemming from accidental damage to the environment;

●

loss of the services of any of Harvest's senior management or directors;

●

adverse changes in the economy generally;

●

the volatility of refining gross margins including the price of feedstocks as well as the prices for refined products; and

●

the stability of the Refinery throughput performance.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Readers are cautioned that the foregoing lists of factors are not exhaustive.  The forward- looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  Except as required by law, neither the Trust nor Harvest Operations undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this Annual Information Form.

NON-GAAP MEASURES

Harvest uses certain financial reporting measures that are commonly used as benchmarks within the petroleum and natural gas industry.  These measures include: "Cash Flow" as cash flow from operating activities before changes in non-cash working capital and settlement of asset retirement obligations, "Payout Ratio", "Cash G&A", "Operating Netbacks" and "Gross Margin".  These measures are not defined under Canadian generally accepted accounting principles and should not be considered in isolation or as an alternative to conventional Canadian GAAP measures.  Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust.  When these measures are used, they have been footnoted and the footnote to the applicable measure notes that the measure is "non-GAAP" and contains a description of how to reconcile the measure to the applicable financial statements.  These measures should be given careful consideration by the reader.

Specifically, management uses Cash Flow as cash flow from operating activities before changes in non-cash working capital and settlement of asset retirement obligations.  Under Canadian GAAP, the accepted definition of cash flow from operating activities is net of changes in non-cash working capital and settlement of asset retirement obligations.  Cash Flow as presented is not intended to represent an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP.  Management believes its usage of Cash Flow is a better indicator of the Trust's ability to generate cash flows from future operations.  Payout Ratio, Cash G&A and Operating Netbacks are additional non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes.  Payout Ratio is the ratio of distributions to total Cash Flow.  Operating Netbacks are always reported on a per BOE basis, and include gross revenue, royalties and operating expenses, net of any realized gains and losses on related risk management contracts.  Cash G&A are G&A expenses, excluding the effect of unit based compensation plans.  Gross Margin is commonly used in the refining industry to reflect the net cash received from the sale of refined product after considering the cost to purchase the feedstock and is calculated by deducting Purchased products for resale and processing from total revenue.  Operating income is also commonly used in the petroleum and natural gas and in the refining and marketing industries to reflect operating results before items not directly related to operations.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Trust's most recently completed financial year, being the year ended December 31, 2006.

STRUCTURE OF HARVEST ENERGY TRUST

Harvest Energy Trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the Trust Indenture between Harvest Operations, a wholly owned subsidiary and administrator of the Trust, and Valiant Trust Company as Trustee.  The Trust Indenture has been amended from time to time, the latest material amendments being approved at the special meeting of Unitholders held February 2, 2006.  The Trust's assets consist of securities, unsecured debt and net profits interests on the oil and natural gas assets of several direct and indirect subsidiaries, trusts and partnerships as well as direct ownership of royalties on certain petroleum and natural gas properties.  The head and principal office of the Trust is located at Suite 2100, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4 while the registered office of the Trust is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.  The Trust is managed by Harvest Operations pursuant to the Administration Agreement.

The beneficiaries of the Trust are the holders of its Trust Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of convertible debentures.  Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and its activities are limited to holding and administering permitted investments and making distributions to its Unitholders.

The business of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties through its investments.  Cash flow from the petroleum and natural gas properties flows to the Trust by way of payments by Harvest Operations and Breeze Trust No. 1 pursuant to NPIs held by the Trust, interest and principal payments by Harvest Operations, Breeze Trust No. 1 and Breeze Trust No. 2 on unsecured debt owing to the Trust and payments by Breeze Trust No. 1 and Breeze Trust No. 2 of trust distributions.  The Trust also receives cash flow from its direct royalties on certain petroleum and natural gas properties.  The Trust now receives interest and principal on unsecured debt owing to the Trust as well as partnership distributions from Harvest Refining General Partnership and trust distributions from CNG Trust.

Pursuant to the terms of each respective net profits interest agreement, the Trust is entitled to payments equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures.  Deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to maintain the operations of the operating subsidiaries.

Operating Subsidiaries

The business of the Trust is carried on by Harvest Operations and its other operating subsidiaries, Breeze Trust No. 1, the Redearth Partnership and the North Atlantic Refining Limited Partnership.  The activities of the operating subsidiaries are financed through interest bearing notes from the Trust, the purchase of NPIs by the Trust and third party debt.

Harvest Operations Corp., a taxable corporation

Harvest Operations was incorporated under the ABCA on May 14, 2002 as 989131 Alberta Ltd. and on May 17, 2002, changed its name to Coyote Energy Inc. and then changed its name again on September 17, 2005 to "Harvest Operations Corp."  All of the issued and outstanding common shares of Harvest Operations are held for the benefit of the Trust.  On January 1, 2004, Harvest Operations amalgamated with Westcastle Energy Inc. and continued as "Harvest Operations Corp."  On June 30, 2004, Harvest Operations amalgamated with Storm Energy Ltd. and continued as "Harvest Operations Corp."  On July 1, 2006, Harvest Operations amalgamated with VHI and continued as "Harvest Operations Corp."  On January 1, 2007, Harvest Operations amalgamated with Harvest BEL Inc. and 251849 Alberta Ltd. and continued as "Harvest Operations Corp."

In addition to administering the affairs of the Trust, Harvest Operations manages the affairs of the other subsidiaries and is responsible for providing all of the technical, engineering, geological, land management, financial, administrative and commodity marketing services relating to Harvest's petroleum and natural operations.

Redearth Partnership, a general partnership

Redearth Partnership is a general partnership formed on August 23, 2002 under the laws of the Province of Alberta pursuant to a partnership agreement dated August 23, 2002.  Harvest Operations holds a 60% ownership interest in Redearth Partnership.  Redearth Partnership's assets consist of direct ownership interest in properties located in north central Alberta purchased in June 2004 as part of the Storm Energy Ltd. acquisition.

Harvest BEL Inc., a taxable corporation

1126838 Alberta Ltd. (a wholly-owned subsidiary of Harvest Operations incorporated to acquire Birchill Energy Limited) amalgamated with Harvest BEL Inc. (formerly Birchill Energy Limited) on August 15, 2006 and continued as "Harvest BEL Inc."  Harvest BEL Inc.'s assets were comprised of the petroleum and natural gas properties from Birchill Energy Limited its operations were limited to the period from August 15, 2006, the date of the acquisition of Birchill Energy Limited, until the amalgamation of Harvest BEL Inc., Harvest Operations Corp. and 251849 Alberta Ltd. on January 1, 2007.

Harvest Breeze Trust No. 1, a commercial trust

Breeze Trust No. 1 is an unincorporated commercial trust established under the laws of the Province of Alberta on July 8, 2004 pursuant to a Trust Indenture dated July 8, 2004.  Breeze Trust No. 1 is wholly owned by the Trust and its assets consist of the intangible portion of direct ownership interests in petroleum and natural gas properties purchased from the Breeze Resources Partnership and the Hay River Partnership and a 99% interest in each of those partnerships.

Harvest Breeze Trust No. 2, a commercial trust

Breeze Trust No. 2 is an unincorporated commercial trust established under the laws of the Province of Alberta on July 8, 2004 pursuant to a Trust Indenture dated July 8, 2004.  Breeze Trust No. 2 is wholly owned by the Trust and its assets consist of a 1% interest in each of the Breeze Resources Partnership and the Hay River Partnership.

Breeze Resource Partnership, a general partnership

Breeze Resource Partnership (indirectly wholly-owned by the Trust) is a general partnership formed on June 30, 2004 under the laws of the Province of Alberta pursuant to a partnership agreement dated June 30, 2004.  Breeze Resource Partnership's assets consist of the tangible portion of direct ownership interest in petroleum and natural gas properties located in east central Alberta and southern Alberta purchased in September 2004.

Hay River Partnership, a general partnership

Hay River Partnership (indirectly wholly-owned by the Trust) is a general partnership formed on December 20, 2004 under the laws of the Province of Alberta pursuant to a partnership agreement dated December 20, 2004.  Hay River Partnership's assets consist of the tangible portion of direct ownership interests in petroleum and natural gas properties located in northeastern British Columbia purchased in August 2005.

Harvest Refining General Partnership., a general partnership

Harvest Refining General Partnership is a general partnership formed on September 27, 2006 under the laws of the Province of Alberta pursuant to a partnership agreement dated September 27, 2006 between the Trust, which holds a 99% partnership interest and CNG Trust which holds a 1% partnership interest.  Harvest Refining General Partnership's assets consist of unsecured debt owing from each of VERT and North Atlantic as well as a 100% equity interest in both VERT and North Atlantic.

North Atlantic Refining Limited, a taxable corporation

Harvest North Atlantic Acquisition Corp (a wholly-owned subsidiary of Harvest Refining General Partnership incorporated on September 21, 2006 to acquire North Atlantic Refining Limited) amalgamated with North Atlantic Refining Limited pursuant to The Corporations Act of the Province of Newfoundland and Labrador on October 19, 2006 and continued as "North Atlantic Refining Limited".  North Atlantic's assets consist of preferred partnership units representing 75% of the total preferred partnership interest in the North Atlantic Refining Limited Partnership as well as common partnership units representing 5% of the total common partnership interest in the same partnership.

North Atlantic manages the affairs of North Atlantic Refining General Partnership and is responsible for providing the engineering, operations and administrative services related to Harvest's refining operations.  The feedstock supply management and marketing of refined products has been contracted to Vitol Refining, S.A. pursuant to the Supply and Offtake Agreement.

Viking Energy Royalty Trust, a commercial trust

Viking Energy Royalty Trust (indirectly, wholly-owned by the Trust) is a trust established under the laws of the Province of Alberta pursuant to a trust indenture dated November 5, 1996 as amended and restated effective July 1, 2003.  VERT's assets consist of preferred partnership units representing 25% of the total preferred partnership interest in the North Atlantic Refining Limited Partnership as well as common partnership units representing 95% of the total common partnership interest in the same partnership.

North Atlantic Refining Limited Partnership, a limited partnership

North Atlantic Refining Limited Partnership (a partnership wholly-owned by North Atlantic Refining Limited and Viking Energy Royalty Trust) is a limited partnership formed on October 13, 2006 under the laws of the Province of Newfoundland and Labrador pursuant to a partnership agreement dated October 13, 2006.  North Atlantic Refining Limited Partnership's assets consist of the Refinery and related retail marketing assets.

Organizational Structure of the Trust

The structure of the Trust and its significant subsidiaries including the flow of cash from the Properties through to the Unitholders is set forth below:

Notes:

(1)

All operations and management of the Trust and the Trust's operating subsidiaries are conducted through HOC except for the operations of the North Atlantic Refining Limited Partnership which is conducted by the management and employees of North Atlantic Refining Limited.

(2)

The Trust receives regular monthly net profits interest payments as well as distributions and interest payments from Harvest Operations, Breeze Trust No. 1, and Harvest Refining General Partnership, and trust partnership distributions from Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, CNG Trust and Harvest Refining General Partnership.

(3)

Breeze Trust No. 1 and Breeze Trust No. 2 have also issued priority trust units to HOC.

The Net Profits Interest Agreements

The net profits interests consist of the rights to receive a monthly payment from the Operating Subsidiaries pursuant to the terms of the net profits interest agreements equal to ninety-nine percent (99%) of the amount by which the gross proceeds from the sale of production attributable to Property Interests for such month (the "NPI Revenues") exceed certain deductible production costs for such period.  The residual 1% share of gross proceeds from the sale of production that does not form part of the net profits interests is retained by the Operating Subsidiaries, together with any income derived from Properties that are not Working Interests in Canadian resource properties.  This residual revenue is used to defray certain expenses and capital expenditures of the Operating Subsidiaries.

Pursuant to the net profits interest agreements, the Trust must pay to the Operating Subsidiaries a Deferred Purchase Price Payment.  To satisfy a Deferred Purchase Price Payment, the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the net profits interest on any Properties may paid to the Operating Subsidiaries.  The Trust is not required to pay an amount as a Deferred Purchase Price Payment except to the extent the Trust has such proceeds available.  See "Deferred Purchase Price Payment" below for a more detailed description.

Pursuant to the net profits interest agreements, substantially all of the economic benefit derived from the assets of the Operating Subsidiaries accrues to the benefit of the Trust and ultimately to the Unitholders.  The term of each of the NPI agreements is for so long as there are petroleum and natural gas rights to which the net profits interest agreement applies.

In addition to the net profits interests, the Trust owns a beneficial interest in Direct Royalties and the Trust may acquire further Direct Royalties.  Such Direct Royalties may consist of direct petroleum and natural gas royalty interests that may be acquired from time to time.

Deferred Purchase Price Payment

Pursuant to the net profits interest agreements, the Deferred Purchase Price Payment consists of an ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to the sum of the following, less amounts financed by the Operating Subsidiaries from debt:

(a)

the portion of acquisition costs incurred by the Operating Subsidiary from time to time which are attributable to Canadian resource property; plus

(b)

certain designated drilling, completion, equipping and other costs, in respect of the Properties; plus

(c)

the portion of indebtedness incurred in respect of such acquisition costs and capital expenditures, payable at the time of satisfaction by the Operating Subsidiary of such indebtedness.

To satisfy the Deferred Purchase Price Payment, the Trust is required to pay over to the Operating Subsidiaries the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the net profits interest of any Properties held by the Operating Subsidiaries.  The Trust is not obligated to pay an amount as a Deferred Purchase Price Payment except to the extent the Trust has such proceeds available.

To the extent that the Operating Subsidiaries designate an expenditure as subject to the Deferred Purchase Price Payment:

(a)

if the designated expenditure is funded by issuing additional Trust Units, by the proceeds of dispositions of the Canadian resource property component of Properties, by the disposition of Direct Royalties or by the issuance of debt, it will not be a charge against the net profits interest, and therefore will not reduce payments from the net profits interest to the Trust or distributions to Unitholders;

(b)

the Trust will be obliged to pay to the Operating Subsidiaries 99% of the amount of the designated expenditure to the extent not funded by borrowing by the Operating Subsidiaries;

(c)

the cost to the Trust of the designated expenditure will be added to the Canadian oil and gas property expense ("COGPE") account of the Trust, thus creating additional tax deductions; and

(d)

the additional revenue generated from the Properties acquired by the designated expenditure will be added to the revenues used to calculate income from the net profits interest, thereby potentially increasing the amount payable to the Trust under the net profits interest agreements.

Reserve Account

Under the net profits interest agreements, the Operating Subsidiaries are entitled to reserve such amounts of the revenues received from Production and other income received by the Operating Subsidiaries in respect of the Properties if, as and when Harvest Operations determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices, to provide for payment of future production costs.  Amounts Allocated by the Operating Subsidiaries to the Reserve Account are required to be used by the Operating Subsidiaries to fund the payment of production costs.  When such production costs are paid, the amounts will be adjusted in the calculation of the net profits interest.

GENERAL DEVELOPMENT OF THE BUSINESS

Harvest was formed in July 2002 and subsequently acquired 2,750 BOE/d of medium gravity oil production in the Thompson Lake area of east central Alberta for cash consideration of $27.2 million.  In November 2002, Harvest acquired an additional 5,750 BOE/d of heavy oil production in the Hayter area also in east central Alberta for cash consideration of $49.0 million.  These acquisitions were funded by an initial $5 million of founders' capital, $31.7 million of net proceeds from Harvest's initial public offering and borrowings under term credit facilities.

Harvest continued its acquisition of heavy oil production in east central Alberta in 2003 with the purchase of two properties in the Killarney area with production of 925 BOE/d during April/May for an aggregate consideration of $15.3 million.  On June 27, 2003, Harvest acquired approximately 1,350 BOE/d of heavy oil production in east central Alberta with its acquisition of all the common shares of Westcastle Energy Inc., a private company, and a net profits interest in certain producing properties held by that company for an aggregate purchase price of $15.3 million.  On October 1, 2003, Harvest acquired a further 5,200 BOE/d of light oil production in the Carlyle area of southeast Saskatchewan for cash consideration of $79.5 million, prior to adjustments and transaction costs.

At the end of 2003, Harvest's exit production totalled 15,400 BOE/d comprised of approximately 60% light and medium oil and 40% heavy oil with capital spending for the year totalling $27.2 million.

Year ended December 31, 2004

On June 30, 2004, Harvest acquired approximately 4,000 BOE/d of light oil production in the Red Earth area of north central Alberta with its acquisition of all of the common shares of Storm Energy Ltd.  In addition to assuming bank debt of $56.8 million and a working capital deficiency of $10.5 million, Harvest's acquisition costs included $75.0 million of cash consideration, and the issuance of 2,720,837 Trust Units and 600,587 Exchangeable Shares with ascribed values of $40.2 million and $8.9 million, respectively, for an aggregate consideration of approximately $192.2 million including $0.8 million of transaction costs.

On September 2, 2004, Harvest acquired approximately 20,000 BOE/d of production in east central Alberta and southern Alberta, including approximately 28,000 Mcf/d of natural gas production at Crossfield and Cavalier, with its acquisition of the Breeze Resources Partnership for cash consideration of $511.4 million.  The more significant oil properties included in this acquisition were the heavy oil assets at Suffield and medium gravity production at Badger.

During 2004, Harvest's production averaged approximately 23,000 BOE/d with a year end exit rate of 37,000 BOE/d comprised of approximately 43% light and medium oil, 41% heavy oil and 16% natural gas and associated liquids with capital spending on internal development opportunities increased to $42.7 million.

Year ended December 31, 2005

On August 2, 2005, Harvest acquired approximately 5,200 BOE/d of medium gravity oil production (24° API) in north eastern British Columbia with its acquisition of the Hay River Partnership for cash consideration of $237.8 million.  The production from Hay River sells at a premium to Harvest's other medium gravity production and due to its northern location, receives preferred royalty treatment afforded to heavy oil producers.

During 2005, Harvest's production averaged approximately 36,500 BOE/d with a year end exit rate of approximately 38,800 BOE/d comprised of approximately 53% light and medium oil, 34% heavy oil and 13% natural gas and associated liquids.  Capital spending on internal development opportunities increased to $120.5 million, an increase of $77.8 million over the prior year.

Year ended December 31, 2006

On November 28, 2005, Harvest entered into a Pre-Arrangement Agreement outlining the terms and conditions upon which Harvest and Viking Energy Royalty Trust ("Viking") were prepared to complete a business combination and on December 23, 2005, Harvest and Viking entered into an Arrangement Agreement to merge the two trusts based on an exchange ratio of 0.25 Harvest Trust Units for every Viking trust unit with Harvest receiving all of the assets of Viking.  On February 2, 2006, the securityholders of Harvest and the unitholders of Viking approved a resolution to affect a plan of arrangement with the Alberta Court of Queens Bench granting the required order on February 3, 2006.  In addition to the issuance of 46,040,788 Trust Units with an ascribed value of $1,638.1 million, Harvest also assumed $106.2 million of bank debt and the obligations of Viking's 10.5% and 6.40% unsecured subordinated convertible debentures with $35.1 million and $175.0 million of face value outstanding, respectively, bringing the total consideration for the acquisition to $1,975.3 million including acquisition costs of $4.6 million.  Production from all of Viking's assets was approximately 24,000 BOE/d comprised of approximately 50% natural gas, and 50% oil and natural gas liquids with its core areas of production including Markerville, Bellshill Lake, Bashaw, Channel Lake, Alexis, Tweedie/Wappau and Greater Richdale, all in Alberta as well as Kindersley in Saskatchewan.  Following the completion of the Viking acquisition, Harvest had an initial productive capacity of 64,000 BOE/d comprised of approximately 50% light and medium gravity oil, 25% heavy oil and 25% natural gas and significant undeveloped land and property enhancement opportunities.

On July 26, 2006, Harvest entered into an agreement to purchase all of the issued and outstanding shares of Birchill Energy Limited for cash consideration of $446.8 million.  At the date of acquisition, Birchill's production was approximately 6,300 BOE/d weighted 65% natural gas and 35% light/medium oil and natural gas liquids with approximately 57% produced from properties located in areas adjacent to Harvest's Markerville, Ferrier and Willesden Green properties.  In addition, Birchill's Mulligan property in the Peace River Arch produced approximately 2,000 BOE/d of natural gas and natural gas liquids.  Harvest has identified 66 prospective drilling locations targeting primarily in tight gas, shallow gas and prolific light oil Leduc reef formations that will form part of Harvest's ongoing capital program over the next two years.

On August 22, 2006, Harvest entered into the Purchase and Sale Agreement to acquire all of the issued and outstanding shares of North Atlantic for cash consideration of $1,597.8 million and closed the transaction on October 19, 2006.  The principal asset of North Atlantic is the Refinery, a 115,000 barrel per stream day sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador and a marketing division with 69 gasoline stations, a home heating business and a commercial and wholesale petroleum products business, also located in the Province of Newfoundland and Labrador.  The Refinery is capable of processing a wide range of crude oil feedstocks with a sulphur content as high as 3.5% and an API gravity in the range of 25° to 40° and has a docking facility capable of handling vessels in excess of 200,000 dead weight tons capable of carrying up to 2 million barrels of crude oil.  The Refinery's product slate is weighted towards high quality gasoline, jet fuel and diesel fuel that are compliant with current product specifications (including sulphur, cetane and aromatic content) that are becoming increasingly restrictive.  Concurrent with this acquisition by Harvest, North Atlantic entered into a Supply and Offtake Agreement with Vitol Refining S.A. that provides for the ownership of substantially all crude oil feedstock and refined product inventory at the Refinery to be retained by Vitol Refining S.A. and that during the term of the agreement, Vitol Refining S.A. granted the right and obligation to provide crude oil feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined products produced by the Refinery.  The acquisition of North Atlantic created a second business segment for Harvest.

During 2006, Harvest's petroleum and natural gas production averaged approximately 59,729 BOE/d with a year end exit rate of approximately 65,023 BOE/d comprised of approximately 45% light and medium oil, 25% heavy oil and 30% natural gas.  Capital spending on internal development opportunities increased to $398.3 million, an increase of $277.8 million over the prior year.  For the month of December 2006, the throughput of the North Atlantic refinery totalled 101,679 BOE/d, being the first month of full operations since acquiring the refinery on October 19, 2006.

Significant Acquisitions

On February 3, 2006, Harvest and Viking completed a plan of Arrangement which resulted in Harvest acquiring all of the petroleum and natural gas interests which were formerly held by Viking in exchange for 46,040,788 Harvest Trust Units.  Production from all of Viking's assets was approximately 24,000 BOE/d comprised of approximately 50% natural gas, and 50% oil and natural gas liquids with its core areas of production including Markerville, Bellshill Lake, Bashaw, Channel Lake, Alexis, Tweedie/Wappau and Greater Richdale, all in Alberta as well as Kindersley in Saskatchewan.  The aggregate consideration given including the assumption of Viking's bank debt and its outstanding convertible debentures as well as transactions costs was $1,975.3 million.  The Trust filed a Business Acquisition Report (Form 51-102F4) dated April 18, 2006 in respect of this acquisition on SEDAR at www.sedar.com which is incorporated herein by reference.

On October 19, 2006, Harvest completed the acquisition of all of the North Atlantic Refining Limited shares and entered into the Supply and Offtake Agreement.  The principal asset of North Atlantic is a 115,000 barrel per stream day sour hydrocracking refinery located in the Province of Newfoundland and Labrador and a marketing division also located in the Province of Newfoundland and Labrador.  Concurrent with the acquisition of North Atlantic by Harvest, North Atlantic entered into a Supply and Offtake Agreement with Vitol Refining S.A. that provides for the ownership of substantially all crude oil feedstock and refined product inventory at the Refinery to be retained by Vitol Refining S.A. vendor and that during the term of the agreement, Vitol Refining S.A. granted the right and obligation to provide crude oil feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined products produced by the Refinery.  The Trust filed a Business Acquisition Report (Form 51-102F4) dated December 11, 2006 in respect of this acquisition on SEDAR at www.sedar.com which is incorporated herein by reference.

GENERAL BUSINESS DESCRIPTION

Overview

With its acquisition of North Atlantic in October 2006, Harvest became the first integrated energy trust in Canada with petroleum and natural gas operations in western Canada and a petroleum refining and related marketing business in the Province of Newfoundland and Labrador.  Harvest indirectly benefits from the cash flows generated from each business segment and distributes these cash flows to its unitholders after certain administrative expenses and the provision for interest due to the holders of convertible debentures.

Harvest's petroleum and natural gas assets are located in Alberta, Saskatchewan and British Columbia. Harvest employs a disciplined approach to acquiring high working interest, large resource-in-place, producing properties and use "best practice" technical and field operational processes to extract maximum value.  These operational processes include hands-on management to maintain and maximize production rates, the application of technology and selective capital investment to maximize reservoir recovery and searching for operational efficiencies to control and reduce expenses. As at March 20, 2007, Harvest employed 354 full-time employees in its petroleum and natural gas business, 222 of which are located in the head office and 132 of which are located in the field.

Commencing on October 19, 2006 with its acquisition of North Atlantic, Harvest's petroleum refining and marketing business consists of a 115,000 barrel per stream day crude oil refinery and related docking and storage facilities as well as a retail gasoline, home heating, commercial, wholesale and bunkers business all operated in Province of Newfoundland and Labrador.  Concurrent with Harvest's acquisition of North Atlantic, North Atlantic entered into the Supply and Offtake Agreement with Vitol Refining S.A. that provides that the ownership of substantially all crude oil feedstock and refined product inventory at the Refinery are retained by Vitol Refining S.A. and that during the term of this agreement, Vitol Refining S.A. is granted the right and obligation to provide crude oil feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined products produced by the Refinery.  As at March 20, 2007, Harvest employed 570 full-time employees and 140 part-time employees in its petroleum refining and related marketing business all of which are located in the Province of Newfoundland and Labrador.

Business Strategies, Policies & Practices

Harvest's business strategy is focused on cash flow generation, acquiring under developed assets and increasing the value of its assets with proven development strategies.  Prior to 2006, Harvest had applied its strategies to opportunities in the petroleum and natural gas industry in western Canada.  With the valuation of petroleum and natural gas assets in western Canada ever increasing through 2005 and into 2006, the opportunities to acquire such assets with significant upside potential became difficult.  As a result, in 2006 Harvest changed its focus in western Canada to aggressively pursuing development opportunities within its existing asset base in western Canada and looking beyond western Canada for acquisition opportunities.

Harvest selects business practices to enhance the current cash flow from existing assets as well as increase the longer term value of the assets.  In addition, Harvest employs financial strategies to improve the predictability of its future cash flows and to ensure it retains balance sheet flexibility to be considered as a viable contender for future acquisition opportunities.

Petroleum and Natural Gas Segment

Within the petroleum and natural gas segment, Harvest employs the following specific operating strategies:

1.

Acquire Underdeveloped Properties - Harvest will continue to selectively acquire properties with an established production history and once acquired, focus on improving resource recovery, reducing costs and extending reserve life thereby creating additional value for its unitholders.  Harvest will continue to evaluate future acquisitions on the basis of recycle ratio, which is the ratio of the operating netback per BOE of production to the cost of acquiring a BOE of reserves, targeting ratios in excess of 2 to 1 which should result in strong internal rates of return.

2.

Increase Operating Netbacks - In its petroleum and natural gas business, Harvest focuses on reducing operating costs and optimizing marketing alternatives to increase its operating netback which thereby extend the life and increase the value of its proved reserves.  Cost reduction initiatives include the continuous improvements to water handling and disposal alternatives and contracting for volume discounts on well servicing and purchased materials.  Optimizing marketing alternatives includes blending crude oil production to meet pricing specifications and reviewing transportation alternatives to achieve the highest prices available at the wellhead.

3.

Commodity Price Risk Management - Harvest continues to employ commodity price management contracts to reduce the volatility of its future cash flows.  For the year ended December 31, 2006, Harvest reported net cash settlements of $62.6 million from its commodity price risk management contracts, as compared to $73.0 million in the prior year, primarily from crude oil price contracts.  At the end of 2006, Harvest's production consisted of approximately 45% light to medium gravity oil, 25% heavy oil and 30% natural gas which supports Harvest entering into price risk management contracts for a significant portion of its crude oil price exposure and electrical power price exposure.  The cost of electric power accounts for approximately 25% of Harvest's operating costs and in Alberta's de-regulated market, the price of electric power fluctuates with the general supply and demand for electricity as well as with the price of natural gas, the feedstock of the marginal producer in Alberta.  For 2007, Harvest remains exposed to approximately 20% of its crude oil price exposure with price risk management contracts in place on approximately 57% of its production at a price of US$56 with 67% participation in increased prices thereafter and a further 18% of its crude oil price offset by its royalty obligations.  In respect of its electric power price exposure, Harvest has approximately 50% of its consumption contracted at an average price of $56.69/MWH through December 2008.  For complete details on Harvest's price risk management contracts refer to Note 18 in Harvest's Consolidated Financial statements for the year ended December 31, 2006 filed on www.sedar.com.

4.

Insurance Coverage - In addition to preventative maintenance operating practices, Harvest maintains property damage and business interruption insurance to mitigate the risk associated with its practice of controlling operations and future development with a high working interest in its petroleum and natural gas properties.  Harvest's property damage coverage is subject to a $500,000 deductible per occurrence and a claim limit of $111 million while the business interruption insurance covers the its five highest revenue generating properties subject to a 30 day deductible period and claim limit of $111 million.  Harvest also maintains an industry standard environmental, health and safety program – See "Environmental, Health & Safety Policies & Practices").

Petroleum Refining and Related Marketing Segment

Within the petroleum refining and related marketing segment, Harvest employs the following specific operating strategies:

1.

Acquire Established Operating Facilities – The North Atlantic operations acquired by Harvest in 2006 had over ten years of continuous operations with an established operations work force and operating plan.  In respect of the related feedstock procurement and marketing of refined products, Harvest has contracted with the vendor to provide these services for a minimum period of two years.  The refinery is currently configured to produce high quality gasoline and distillates from a medium gravity sour feedstock that meet or exceed the ever increasing environmental requirements.  Within the North Atlantic refinery, there exists opportunities to further improve the cash flows with de-bottlenecking projects as well as "bottoms upgrading" projects.  Harvest will continue to evaluate future acquisitions on the basis of established operations and proven reliability performance which should result in solid rates of return.

2.

Commodity Price Risk Management - Harvest considers its commodity price risk exposure to have changed significantly with the acquisition of the North Atlantic refinery.  Prior to this acquisition, Harvest was long approximately 45,000 BOE/d of crude oil including approximately 15,000 BOE/d of heavy oil differentials whereas subsequent to the acquisition, Harvest is long 115,000 BOE/d of refined products and short 70,000 BOE/d of medium gravity sour crude oil.  Harvest contracted for much of its 2007 crude oil price contracts prior to 2006 and as a result, 2007 will be a transition year for its corporate commodity price risk management program as the focus shifts from a crude oil producer to an integrated producer of refined products.  Commencing in 2008, Harvest will construct a price risk management position to reflect a long position of 45,000 BOE/d of refined products and 70,000 BOE/d of medium sour refining crack spread.  Similar to the past approach on its crude oil price exposure, Harvest will likely reduce the risk on a significant portion of its price risk exposure.

3.

Insurance Coverage – Subsequent to its acquisition by Harvest, North Atlantic maintains property damage and business interruption insurance on its refinery operations to a maximum annual loss limit of US$1 Billion subject to a property damage deductible of $7.5 million and a 45 day deductible period for the business interruption coverage.  North Atlantic receives its crude oil feedstock via water born vessels and protects its exposure to marine pollution and related clean-up by requiring any vessel delivering feedstock to the refinery or shipping refined products from the refinery to carry US$1 billion of coverage per vessel and to insure the cargo for 110% of its value.

PETROLEUM AND NATURAL GAS BUSINESS
STATEMENT OF RESERVES DATA

The statement of reserves data and other oil and natural gas information set forth below (the "Statement") is dated March 20, 2007.  The effective date of the Statement is December 31, 2006 and the preparation date of the Statement is March 20, 2007.

Disclosure of Reserves Data

Harvest retained the qualified, Independent Reserves Engineering Evaluators to evaluate and prepare reports on 100% of Harvest's crude oil and natural gas reserves as of December 31, 2006.  Harvest's reserves were evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") (who evaluated approximately 35% of Harvest's total proved plus probable reserves), GLJ Petroleum Consultants Ltd. ("GLJ") (who evaluated approximately 44% of Harvest's total proved plus probable reserves) and Sproule Associates Limited ("Sproule") (who evaluated approximately 21% of Harvest's total proved plus probable reserves).  All of Harvest's reserves were evaluated using the price and cost assumptions of McDaniel as at January 1, 2007.

The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs.  The Reserve Report has been prepared by the Independent Reserve Engineering Evaluators in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101.  Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information.  The Operating Subsidiaries engaged the Independent Reserve Engineering Evaluators to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Operating Subsidiaries' reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves.  There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.  The recovery and reserve estimates of the Operating Subsidiaries' crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND NATURAL GAS RESERVES

AND NET PRESENT VALUES OF FUTURE NET REVENUE

as of December 31, 2006

CONSTANT PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS
	Gross	Net	Gross	Net	Gross	Net
RESERVES CATEGORY	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcf)	(Mmcf)

PROVED
Developed Producing	62,477.3	56,386.3	34,210.9	30,779.4	200,877.2	164,778.3
Developed Non-Producing	1,690.9	1,492.9	2,565.0	2,146.0	33,443.1	26,662.5
Undeveloped	4,290.0	3,654.9	3,325.4	2,705.2	22,314.6	18,028.6
TOTAL PROVED	68,458.2	61,534.1	40,101.3	35,630.6	256,634.9	209,469.4

PROBABLE	23,390.8	20,928.0	16,934.1	14,849.9	104,458.6	84,989.5

TOTAL PROVED PLUS PROBABLE	91,849.0	82,462.1	57,035.4	50,480.5	361,093.5	294,458.9

	RESERVES
			TOTAL OIL EQUIVALENT
	NATURAL GAS LIQUIDS		(BOE)
	Gross	Net	Gross	Net
RESERVES CATEGORY	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)

PROVED
Developed Producing	6,937.6	5,221.3	137,105.3	119,850.1
Developed Non-Producing	776.2	562.2	10,606.0	8,644.9
Undeveloped	469.2	337.4	11,803.7	9,702.3
TOTAL PROVED	8,183.0	6,120.9	159,515.0	138,197.3

PROBABLE	3,561.7	2,586.0	61,296.4	52,528.8

TOTAL PROVED PLUS PROBABLE	11,744.7	8,706.9	220,811.4	190,726.1

Note:

(1)

"Gross" refers to Harvest's working interest share before deduction of royalties and without including any royalty interests.

(2)

"Net" refers to Harvest's working interest share after deduction of royalties.

The reserves attributable to Harvest's Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason.  We have presented Hay River reserves as medium gravity crude in the following reserve tables as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia.  If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: Proved Developed Producing: 13.46 mmboe, Proved Undeveloped: 1.85 mmboe, Total Proved: 15.31 mmboe, Probable: 4.18 mmboe and Proved plus Probable: 19.49 mmboe, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: Proved Developed Producing: 11.87 mmboe, Proved Undeveloped: 1.56mmboe, Total Proved: 13.42 mmboe, Probable: 3.70 mmboe, and Proved plus Probable: 17.13mmboe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	DISCOUNTED BEFORE INCOME TAXES (1)
RESERVES CATEGORY	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)

PROVED
Developed Producing	3,236,841	2,559,735	2,140,256	1,853,353	1,644,201
Developed Non-Producing	250,326	184,262	147,149	122,955	105,702
Undeveloped	205,704	144,761	103,033	72,950	50,470
TOTAL PROVED	3,692,870	2,888,758	2,390,438	2,049,258	1,800,373

PROBABLE	1,492,272	919,359	639,962	479,484	377,084

TOTAL PROVED PLUS PROBABLE	5,185,141	3,808,117	3,030,400	2,528,742	2,177,457

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

as of December 31, 2006

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE ($000)	ROYALTIES ($000)	OPERATING COSTS ($000)	DEVELOPMENT COSTS ($000)	WELL ABANDONMENT COSTS ($000)	FUTURE NET REVENUE BEFORE INCOME TAXES(1) ($000)

Proved Reserves	7,753,035	1,060,082	2,604,042	262,399	133,640	3,692,872

Proved Plus Probable Reserves	10,679,969	1,485,711	3,472,035	399,375	137,705	5,185,143

FUTURE NET REVENUE

BY PRODUCTION GROUP

as of December 31, 2006

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000)

Proved Reserves	Light and Medium Crude Oil (including solution gas and associated by-products)	1,184,657
	Heavy Crude Oil (including solution gas and associated by-products)	609,021
	Associated and Non-Associated Natural Gas (including associated by-products)	596,760

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and associated by-products)	1,472,494
	Heavy Crude Oil (including solution gas and associated by-products)	798,299
	Associated and Non-Associated Natural Gas (including associated by-products)	759,607

Reserves Data (Forecast Prices and Costs) – December 31, 2006

SUMMARY OF OIL AND NATURAL GAS RESERVES

AND NET PRESENT VALUES OF FUTURE NET REVENUE

as of December 31, 2006

FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL(1)		HEAVY OIL(1)		NATURAL GAS
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)

PROVED
Developed Producing	62,161.4	56,070.8	33,626.6	30,245.0	202,709.3	166,370.3
Developed Non-Producing	1,689.7	1,491.8	2,563.0	2,139.4	33,559.4	26,768.6
Undeveloped	4,283.8	3,646.2	3,325.3	2,708.8	22,367.6	18,011.6
TOTAL PROVED	68,134.9	61,208.8	39,514.9	35,093.2	258,636.3	211,150.5

PROBABLE	23,230.4	20,773.8	16,725.0	14,694.1	104,913.2	85,368.0

TOTAL PROVED PLUS PROBABLE	91,365.3	81,982.6	56,239.9	49,787.3	363,549.5	296,518.5

	RESERVES
	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)

PROVED
Developed Producing	6,929.6	5,216.8	136,502.5	119,261.0
Developed Non-Producing	773.4	559.3	10,619.3	8,651.9
Undeveloped	467.8	335.1	11,804.8	9,692.0
TOTAL PROVED	8,170.8	6,111.2	158,926.6	137,604.9

PROBABLE	3,572.0	2,592.8	61,012.9	52,288.7

TOTAL PROVED PLUS PROBABLE	11,742.8	8,704.0	219,939.5	189,893.6

Note:

(1)

The reserves attributable to Harvest's Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason.  We have presented Hay River reserves as medium gravity crude in the following reserve tables as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia.  If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: Proved Developed Producing: 13.5 mmboe, Proved Undeveloped: 1.8 mmboe, Total Proved: 15.3 mmboe, Probable: 4.2 mmboe and Proved plus Probable: 19.5 mmboe, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: Proved Developed Producing: 11.9 mmboe, Proved Undeveloped: 1.5 mmboe, Total Proved: 13.4 mmboe, Probable: 3.7 mmboe, and Proved plus Probable: 17.1 mmboe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES DISCOUNTED AT (%/year) (1)
RESERVES CATEGORY	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)

PROVED
Developed Producing	3,449,433	2,718,718	2,272,096	1,968,696	1,748,327
Developed Non-Producing	320,589	224,008	174,696	144,360	123,440
Undeveloped	234,027	162,278	115,241	82,170	57,806
TOTAL PROVED	4,004,049	3,105,004	2,562,033	2,195,226	1,929,573

PROBABLE	1,794,897	1,052,984	714,852	528,477	412,606

TOTAL PROVED PLUS PROBABLE	5,798,946	4,157,988	3,276,885	2,723,703	2,342,179

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

as of December 31, 2006

FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE ($000)	ROYALTIES ($000)	OPERATING COSTS ($000)	DEVELOPMENT COSTS ($000)	WELL ABANDONMENT COSTS ($000)	FUTURE NET REVENUE BEFORE INCOME TAXES(1) ($000)

Proved Reserves	8,823,530	1,211,908	3,140,311	289,154	181,108	4,004,049

Proved Plus Probable Reserves	12,569,475	1,739,988	4,390,977	440,395	199,169	5,798,946

FUTURE NET REVENUE

BY PRODUCTION GROUP

as of December 31, 2006

FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000)

Proved Reserves	Light and Medium Crude Oil (including solution gas and associated by-products)	1,192,675
	Heavy Crude Oil (including solution gas and associated by-products)	580,077
	Associated and Non-Associated Natural Gas (including associated by-products)	789,281

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and associated by-products)	1,490,555
	Heavy Crude Oil (including solution gas and associated by-products)	766,017
	Associated and Non-Associated Natural Gas (including associated by-products)	1,020,313

Notes to Reserves Data Tables:

1.

The Trust is entitled to deduct from its income all amounts which are paid or payable by it to Unitholders in a given financial year.  As a result of amounts paid to Unitholders in the course of the most recent financial year, the Trust is not liable for any material amount of income tax on income.  The net present values of future net revenue after income taxes are, therefore, the same as the net present values of future net revenue before income taxes.

2.

Columns may not add due to rounding.

3.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the Reserve Report are based on the definitions and guidelines contained in the COGE Handbook.  A summary of those definitions are set forth below.

4.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the Reserve Report are based on the definitions and guidelines contained in the COGE Handbook.  A summary of these definitions are set forth below:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

●

analysis of drilling, geological, geophysical and engineering data;

●

the use of established technology; and

●

specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(b)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(c)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

1.

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)

at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)

at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

2.

Forecast Prices and Costs – January 1, 2007

Forecast prices and costs are those:

(a)

generally acceptable as being a reasonable outlook of the future; and

(b)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Operating Subsidiaries is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs.  Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized in the Reserve Report, based on McDaniel's then current forecasts at the date of the Report, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS

as of January 1, 2007

FORECAST PRICES AND COSTS

	OIL
Year	WTI Crude Oil(1) ($US/ bbl)	Edmonton Light Crude Oil(2) ($Cdn/ bbl)	Alberta Heavy Crude Oil(3) ($Cdn/ bbl)	Alberta Bow River Hardisty Crude Oil(4) ($Cdn/ bbl)	Sask Cromer Medium Crude Oil(5) ($Cdn/ bbl)	NATURAL GAS Alberta AECO Spot Price ($Cdn/ GJ)	NATURAL GAS LIQUIDS Edmonton Cond. and Natural Gasolines ($Cdn/ bbl)	INFLATION RATES (6) (%/Year)	U.S./ CAN EXCHANGE RATE(7) ($US/$Cdn)
Forecast
2007	62.50	70.80	39.20	49.30	62.20	6.85	72.30	2.0	0.870
2008	61.20	69.30	39.80	49.60	60.90	7.05	70.80	2.0	0.870
2009	59.80	67.70	40.20	49.80	59.40	7.40	69.30	2.0	0.870
2010	58.40	66.10	40.90	49.30	58.00	7.50	67.70	2.0	0.870
2011	56.80	64.20	39.70	47.90	56.40	7.70	65.80	2.0	0.870
2012	58.00	65.60	40.60	48.90	57.60	7.90	67.30	2.0	0.870
2013	59.10	66.80	41.30	49.80	58.70	8.10	68.50	2.0	0.870
2014	60.30	68.20	42.20	50.80	59.80	8.25	69.90	2.0	0.870
2015	61.50	69.50	43.00	51.80	61.00	8.45	71.30	2.0	0.870
2016	62.70	70.90	43.80	52.90	62.20	8.60	72.70	2.0	0.870
2017	64.00	72.30	44.80	54.00	63.50	8.75	74.10	2.0	0.870
2018	65.30	73.80	45.70	55.00	64.80	8.95	75.70	2.0	0.870
2019	66.60	75.30	46.60	56.10	66.10	9.10	77.20	2.0	0.870
2020	67.90	76.80	47.50	57.20	67.40	9.30	78.70	2.0	0.870
2021	69.30	78.30	48.50	58.40	68.80	9.50	80.30	2.0	0.870
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.870

Notes:

(1)

West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur.

(2)

Edmonton Light Sweet 40 degrees API, 0.3% sulphur.

(3)

Bow River at Hardisty Alberta (Heavy stream).

(4)

Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality).

(5)

Midale Cromer crude oil 29 degrees API, 2.0% sulphur.

(6)

Inflation rates for forecasting prices and costs.

(7)

Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Operating Subsidiaries for the year ended December 31, 2006, were $6.76/mcf for natural gas, $58.54/bbl for natural gas liquids, $59.82/bbl for light/medium oil, and $46.14/bbl for heavy oil.

3.

Constant Prices and Costs

Constant prices and costs are:

(a)

the Operating Subsidiaries' prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Operating Subsidiaries is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Operating Subsidiaries' prices are the posted prices for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Reserve Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS

as of December 31, 2006

CONSTANT PRICES AND COSTS

	OIL				NATURAL GAS	NATURAL GAS LIQUIDS
Year	West Texas Intermediate (WTI)(1) ($US/bbl)	Edmonton Light Crude(2) ($Cdn/bbl)	Bow River Medium Crude at Hardisty(2) ($Cdn/bbl)	Cromer Medium Crude(2) ($Cdn/bbl)	Alberta Spot Natural Gas Price at Field Gate(4) ($Cdn/MMBtu)	Edmonton Reference Price NGL Mix(3) ($Cdn/bbl)	EXCHANGE RATE ($US/$Cdn)

2006	61.05	67.06	49.66	58.96	5.93	48.10	0.858

Notes:

(1)

Based on December 31, 2006 NYMEX close.

(2)

Based on Shell, Imperial, PetroCanada, EnCana, Suncor pricing at December 31, 2006.

(3)

Based on historical price differentials and adjustments.

(4)

Estimated from AECO December 31, 2006 price of $5.81/GJ.

4.

Future Development Costs.

The following table sets forth development costs deducted in the estimation of the Operating Subsidiaries' future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs		Constant Prices and Costs
	($000)		($000)
Year		Proved Plus		Proved Plus
	Proved Reserves	Probable Reserves	Proved Reserves	Probable Reserves
2007	$144,648	$211,918	$141,141	$207,461
2008	$48,257	$97,840	$46,714	$94,251
2009	$11,116	$17,782	$10,637	$17,000
2010	$3,924	$4,612	$3,656	$4,282
2011	$3,312	$3,403	$3,006	$3,091
Thereafter	$77,897	$104,840	$57,245	$73,290
Total Undiscounted	$289,154	$440,395	$262,399	$399,375
Total Discounted at
10%	$217,263	$333,352	$205,853	$319,119

Future development costs will be funded through cash flow and the Trust's credit facilities currently available.

5.

Estimated future abandonment and reclamation costs related to a property have been taken into account by the Independent Reserve Engineering Evaluators in determining reserves that should be attributed to a property and in determining the aggregate future net revenue there from, there was deducted the reasonable estimated future well abandonment costs.  No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

6.

Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

7.

The extent and character of all factual data supplied to the Independent Reserve Engineering Evaluators were accepted by the Independent Reserve Engineering Evaluators as represented.  No field inspection was conducted.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF

OPERATING SUBSIDIARIES NET RESERVES (After royalties)

BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON-ASSOCIATED NATURAL GAS
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mmcf)	Net Probable (Mmcf)	Net Proved Plus Probable (Mmcf)

December 31, 2005	38,556.3	12,612.3	51,168.6	28,619.6	12,442.4	41,062.0	52,841.3	15,190.7	68,032.0

Extensions/ Improved Recovery	2,018.7	1,609.4	3,628.1	1,078.8	597.9	1,676.7	15,066.2	5,946.5	21,012.7
Technical Revisions	3,060.4	(745.9)	2,314.5	1,374.3	(1,622.9)	(248.6)	1,711.3	(27.9)	1,683.4
Discoveries							1,075.0	291.0	1,366.0
Acquisitions	25,614.6	7,265.1	32,879.7	7,905.3	3,251.2	11,156.5	173,392.5	65,954.1	239,346.6
Dispositions							(2,681.0)	(2,023.3)	(4,704.3)
Economic Factors	181.2	32.9	214.1	173.5	25.5	199.0	83.3	36.9	120.2
Production	(8,222.4)		(8,222.4)	(4,058.3)		(4,058.3)	(30,338.1)		(30,338.1)

December 31, 2006	61,208.8	20,773.8	81,982.6	35,093.2	14,694.1	49,787.3	211,150.5	85,368.0	296,518.5

	NATURAL GAS LIQUIDS			TOTAL (BOE)
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MBOE)	Net Probable (MBOE)	Net Proved Plus Probable (MBOE)

December 31, 2005	1,583.9	397.9	1,981.8	77,566.7	27,984.4	105,551.1

Extensions/ Improved Recovery	225.6	108.4	334.0	5,834.1	3,306.8	9,140.8
Technical Revisions	474.9	222.5	697.9	5,194.8	(2,151.0)	3,043.8
Discoveries	0.8	1.3	2.1	180.0	49.8	229.8
Acquisitions	4,568.7	1,957.6	6,526.3	66,987.3	23,466.3	90,453.6
Dispositions	(98.5)	(95.4)	(193.9)	(545.3)	(432.7)	(978.3)
Economic Factors	1.1	0.5	1.6	369.7	65.1	434.8
Production	(645.3)		(645.3)	(17,982.4)		(17,982.4)

December 31, 2006	6,111.2	2,592.8	8,704.0	137,604.9	52,288.7	189,893.6

Note:

(1)

Columns may not add due to rounding.

RECONCILIATION OF CHANGES IN

NET PRESENT VALUES OF FUTURE NET REVENUE

DISCOUNTED AT 10% PER YEAR

PROVED RESERVES

CONSTANT PRICES AND COSTS

2006
PERIOD AND FACTOR	($000)
Estimated Future Net Revenue at Beginning of Year	1,410,706

Oil and Gas Sales During the Period Net of Royalties and Production Costs	(668,095)
Changes due to Prices	180,531
Actual Development Costs During the Period	367,582
Changes in Future Development Costs	(45,665)
Changes Resulting from Extensions, Infill Drilling and Improved Recovery	120,199
Changes Resulting from Discoveries	1,667
Changes Resulting from Acquisitions of Reserves	1,054,155
Changes Resulting from Dispositions of Reserves	(7,144)
Accretion of Discount	141,514
Other Significant Factors	(189,181)
Net Changes in Income Taxes	2,300
Changes Resulting from Technical Reserves Revisions Plus Effects of Timing	21,869

Estimated Future Net Revenue at End of Year	2,390,438

Note:

(1)

Table includes values from all Independent Reserve Engineering Evaluators.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook.

As at January 1, 2007, Harvest has a total of 22.4 mmboe of company interest reserves that are classified as proved non-producing.  Of these non-producing reserves approximately 53% are undeveloped reserves.  The balance are developed non-producing reserves which would be wells that are not currently producing and are eligible to be brought on production given current economics and production information. Substantially all of the undeveloped reserves are based on Harvest's current 2007 budget and long range development plans for the major assets noted elsewhere in this document. Approximately 80% of these reserves are expected to be developed within the next two years.  The remaining undeveloped reserves will be developed over the next five years, in most cases due to processing facility capacity restrictions. The capital cost has been taken into account for these programs in the estimated future net revenue.

Significant Factors or Uncertainties

Information in this Annual Information Form contains forward-looking information and estimates with respect to Harvest.  This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided.  These risks and uncertainties include but are not limited to factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility.  The information and opinions concerning the Trust's future outlook are based on information available at March 20, 2007.

Important economic factors that should be taken into consideration that may affect particular components of the reserve data include: oil pricing, power costs and operating expenses.

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Harvest held a working interest as at December 31, 2006:

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	3,295	2,642	1,389	1,118	1,653	739	567	346
British Columbia	128	128	133	132	14	5	11	3
Saskatchewan	1,119	951	512	459	25	15	10	5
Total	4,542	3,721	2,034	1,709	1,692	759	588	354

Notes:

(1)

"Gross Wells" are wells in which Harvest has an interest (operating or non-operating).

(2)

"Net Wells" are Harvest's interest share of the gross wells (operating or non-operating).

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Harvest completed during its 2006 financial year:

	Exploratory Wells		Development Wells
	Gross(1)	Net(1)	Gross(1)	Net(1)

Oil Wells	1	1.0	152	142.0
Gas Wells	8	3.7	76	31.6
Service Wells	-	-	10	9.5
Dry Holes	-	-	5	3.6
Total Wells	9	4.7	243	186.7

Note:

(1)

"Gross Wells" are wells in which Harvest has an interest (operating or non-operating).

(2)

"Net Wells" are Harvest's interest share of the gross wells (operating or non-operating).

For a discussion of Harvest's exploration and development activities refer to the "2007 Capital Expenditures Plan" section later in this Annual Information Form.

Properties with No Attributed Reserves

The following table sets out Harvest's undeveloped land holdings as at December 31, 2006.

	Undeveloped Acres
	Gross	Net

Alberta	853,274	591,590
British Columbia	67,812	33,982
Saskatchewan	227,935	214,609
Total	1,149,021	840,181

	Undeveloped Acres for which rights expire within one year
	Gross	Net
Alberta	243,841	151,002
British Columbia	1,280	480
Saskatchewan	33,507	31,884
Total	278,628	183,366

Production Estimates

The following table sets forth the volume of company working interest production estimated for 2007 as found in the reserve reports:

	2007 Production Forecast
	Light and Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbl/d)	BOE (boe/d)
Proved Producing	22,804	16,546	93,324	2,728	57,632
Proved Developed Non-Producing	463	311	10,343	367	2,865
Proved Undeveloped	1,637	822	4,629	83	3,313
Total Proved	24,904	17,679	108,296	3,178	63,810
Total Probable	1,748	2,028	9,217	265	5,577
Total Proved Plus Probable	26,652	19,707	117,513	3,443	69,387

OTHER OIL AND NATURAL GAS INFORMATION

Oil and Natural Gas Properties

The Operating Subsidiaries' portfolio of Properties is discussed below.  Reserve amounts discussed are gross reserves and are stated at December 31, 2006 based on forecast prices and cost assumptions.  Although the Trust receives income from each of the Operating Subsidiaries pursuant to the NPI, interest and principal payments and trust and partnership distributions, all oil and natural gas operations and the management of the Trust are conducted by the Operating Subsidiaries.

In general, the Properties include major oil accumulations which benefit from active pressure support due to an underlying regional aquifer.  Generally, the properties have predictable decline rates with costs of production and oil price key to determining the economic limits of production.  The Operating Subsidiaries are actively engaged in cost reduction, production and reserve replacement optimization efforts directed at reserve addition through extending the economic life of these producing properties beyond the limits used in the Reserve Report and developing new proven reserves previously not evaluated by the Independent Reserve Engineering Evaluators.  In respect of the Properties, the Operating Subsidiaries have entered into a number of electrical power swaps to manage a portion of the risk associated with electrical power cost volatility, which is a significant portion of the production costs associated with the Properties.

Harvest's portfolio of significant properties is discussed below.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence levels as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

2006 Historical Production by Material Property

Material Property	Light, Medium and Heavy Crude Oil (bbl/d)	Natural gas (mcf/d)	NGL (bbl/d)	Average Daily Production (BOE/d)

Suffield	6,114	1,141	22	6,326
Hay River	5,498	-	-	5,498
Southeast Saskatchewan	5,229	179	97	5,356
Markerville / Sylvan Lake	299	22,002	602	4,568
Bellshill Lake	3,190	2,808	82	3,740
Hayter	3,630	246	9	3,680
Wainwright	2,838	186	4	2,873
Red Earth	2,405	234	61	2,505
Crossfield	6	10,181	531	2,234
Bashaw	1,582	1,959	98	2,007
Cavalier	496	4,050	26	1,197
Kindersley	999	719	32	1,151
Other	9,100	52,873	683	18,594
Total	41,386	96,578	2,247	59,729

Principal Producing Properties at December 31, 2006

Reserve amounts discussed are gross reserves and are stated at December 31, 2006 based on forecast prices and cost assumptions.

Suffield: Production from this region averaged 6,326 boe/d of primarily heavy oil in 2006, averaging 11-18° API from the Upper Mannville Glauconitic formation. Harvest has an average 99% working interest in this operated property.  In 2006 Harvest invested $13 million to upgrade fluid handling capacities in Suffield, which will improve our fluid handling efficiency and will result in a reduction in operating costs. Harvest drilled 16 gross (16 net) infill horizontal wells in 2006 for a total capital cost of $20.7 million. Future development at Suffield may include step-out, extension and infill drilling at up to 45 identified locations. Pool optimization projects may target increased production and generate economic oil production with increased water cuts to outperform engineering reserve estimates. Harvest is also evaluating the use of enhanced oil recovery techniques to improve oil recovery from the Glauconitic reservoir.

Hay River: Hay River was acquired by Harvest on August 2, 2005 and in 2006 produced 5,498 BOE/d of medium gravity (24° API) crude oil.  The Hay River medium production is priced at a discount to the Edmonton Light oil benchmark, contributing to stronger netbacks in this area when compared to other similar gravity crudes.  Harvest has an average 100% working interest in this operated property. In the first quarter of 2006, we drilled 27 gross (27 net) wells for a net expenditure of $58 million. The development included multi-leg horizontal wells for production from the Bluesky formation, infill horizontal wells to assess the effectiveness of downspacing in this oil pool, water injection wells to maintain the reservoir pressure resulting in improved recovery factors, and pumping and facility upgrades to handle increased fluid production. Harvest also began construction of an all season access road to improve all season access to the Hay property. This will allow for maintenance and optimization activity to be undertaken year round further improving the efficiency of our operation.

Southeast Saskatchewan: Production from Southeast Saskatchewan averaged 5,356 boe/d of average 33° API crude oil in 2006, primarily produced from the Tilston and Souris Valley Formations. The Southeast Saskatchewan property includes Hazelwood, Moose Valley, Parkman, Whitebear, Kenosee and other minor properties. Harvest has an average 99% working interest in this operated property.  In 2006 harvest drilled 37 gross (36.8 net) wells, primarily horizontal development and infill wells into defined pools, for a net capital expenditure of $38 million. At Kenosee, a stratigraphic evaluation well discovered a new pool that the company will develop using horizontal wells in 2007. Additional future development at Southeast Saskatchewan may include step-out and horizontal infill drilling of up to 50 locations to increase the recovery factor and accelerate production. Harvest believes further drilling opportunities are possible through the continued pooling of landowner interests to drill under-exploited areas. Harvest's extensive proprietary 3D seismic coverage offers control of the opportunity, and was a key component of our new pool discovery at Kenosee noted above.

Markerville/Sylvan Lake:  The Markerville/Sylvan Lake area is located approximately 35 kilometres southwest of Red Deer, Alberta. Harvest is the operator for a majority of the production in the area and has a working interest varying from 50-90% in the majority of the area's wells.  Markerville/Sylvan Lake averaged 4,568 boe/day (80% natural gas) for the 12 months ending December 31, 2006.  The area offers multi-zone potential with two main producing horizons. The Pekisko formation, at a well depth of approximately 2,200 metres contains sweet natural gas along with associated liquids. The formation is developed using both vertical and horizontal wells.  The Edmonton sands is a tight gas reservoir that contains sweet natural gas that is developed exclusively with vertical wells.  In 2006, the company drilled or participated in 26 gross (11.5 net) wells for a total capital expenditure of $20.1 million in the area. A total of 4 gross (3.5 net) horizontal Pekisko wells were drilled with the remainder being primarily Edmonton Sands wells. Other minor zones of interest in this area are the Viking, Glauconitic and Ellerslie formations. In August 2006, Harvest acquired a new property at Sylvan Lake through the acquisition of Birchill. This light oil and solution gas property produces from Leduc reef formations, and Harvest has working interests ranging from 37.5% to 50%. Taking into account the August 1, effective date, production for the 12 months of 2006 averaged approximately 246 boe/d, with a significant drilling inventory to be pursued over the next 2 years.

Bellshill Lake: Harvest holds an average 98% working interest in this area, including a 99% working interest in the Bellshill Lake Ellerslie Unit, as well as working interests ranging from 6.5% to 100% in non-unit leases located next to the unit, all of which is operated by Harvest. Production consists of 26° API to 28° API oil produced from the Ellerslie, and Dina formations, and averaged 3,740 BOE/d in 2006 weighted 87% towards oil and liquids.  The Unit and area comprises 707 gross wells of which 580 are producing oil wells. There are 32 injection and service wells, and 95 suspended oil wells. The majority of these wells are tied-in to one central facility consisting of an oil processing facility, a water injection plant and a gas processing facility. Oil is transported to market via Gibson's pipeline and the gas is sold on the spot market.  In 2006 Harvest focused on reservoir optimization by commissioning an engineering study to assess improved recovery opportunities, primarily in the unit.

Hayter: Harvest acquired the Hayter property in November 2002. Production in 2006 at Hayter averaged approximately 3,680 boe/d of 14-15° API oil, producing from the Lower Cretaceous Cummings/Dina formation. Harvest has an average 94% working interest in this operated property.  In 2006, Harvest drilled 16 gross (15.2 net) horizontal wells for a total expenditure of $9.4 million.  Future development at Hayter may include additional infill and step-out drilling with over 30 identified locations, as well as enhanced oil recovery projects. A condensate injection pilot commenced in 2006, and we will continue to monitor performance through 2007. Operating expense reduction projects such as low pressure water disposal wells, horizontal disposal wells, and battery optimization are ongoing.  In addition to cost reduction initiatives, Harvest believes it can capitalize on condensate blending opportunities to increase oil price realizations.

Wainwright: Harvest acquired the Wainwright properties in September 2004.  Production in 2006 from these pools averaged approximately 2,873 boe/d of 22 - 24° API oil, produced from the Cretaceous Upper Mannville Sparky Formation. Harvest has an average 99% working interest in these operated properties.  In 2006, Harvest drilled 14 gross (14 net) vertical infill wells into the Wainwright Sparky B pool, for a total expenditure of $7.7 million. The company also commissioned an engineering study to evaluate the feasibility of using a polymer based injection fluid to increase our sweep efficiencies and ultimate recoveries in this large oil pool. Development opportunities in 2007 may include additional infill and step-out drilling locations, as well as ongoing fluid handling optimization which Harvest believes will contribute to reduced operating expenses.

Red Earth:  Production in 2006 from Red Earth averaged 2,505 boe/d of oil (98% oil) averaging 37 - 39° API from the Devonian Slave Point and Granite Wash Formations.  The Red Earth area includes Loon Lake, EVI 1 and EVI 3. Harvest has an average 80% working interest in this primarily operated area.  In 2006, Harvest drilled 19 gross (16.8 net) wells for a total expenditure of $21.5 million. In addition, Harvest acquired approximately 30,000 net acres of undeveloped land including 27 sections (approximately 17,000 net acres) of oilsands rights proximate to our existing light oil production and pipeline infrastructure. Future development at Red Earth may include downspace drilling in the Slave Point G pool, as well as potential waterflood to increase the recovery factor and offset production decline.  Harvest has an extensive seismic database in the Red Earth area which was instrumental in the discovery of a new oil pool in our EVI 3 area, and will assist our plans to infill drill our identified Granite Wash and Slave Point pools. The company is also planning to construct further processing facilities in our EVI 3 area to process production from the new wells and identified future drilling opportunities.

Crossfield: Production in 2006 from this region was primarily natural gas (76%) with some liquids, and averaged approximately 2,234 boe/d from the Lower Cretaceous Basal Quartz formation.  Harvest has an average 75% working interest in this operated property.  Harvest is evaluating the potential for infill and step-out drilling, and field compression to increase the recovery factor as well as accelerate production from this tight gas formation.

Bashaw: Harvest has a 93.3% working interest in the operated Bashaw D2G pool, a 90.6% working interest in the operated Bashaw D2L pool, and a 24.9% working interest in the non-operated D3A pool. This area produces oil and gas from the Nisku/Leduc reef formation at an average depth of 1,700m. Average production for 2006 was 2,007 boe/d with 84% weighted to oil and liquids on a boe basis. In 2006, Harvest drilled 5 gross (4.7 net) wells for a total expenditure of $7.0 million, to access incremental reserves located both in the core of the reef structure, as well as on the reef flank. Further potential exists in additional infill and step-out drilling as well an optimization of the existing waterflood patterns to improve recovery factors.

Cavalier: Production from this region in 2006 averaged 1,197 boe/d of light crude oil averaging 30-36° API (44% of boe production) and natural gas.  Production is from the Upper Mannville Glauconitic formation at a depth of approximately 800m. Harvest has an average 96% working interest in this operated property.  Future development at Cavalier may include waterflood/reservoir management and optimization, and infill drilling to increase the recovery factor and accelerate production.

Kindersley: The Kindersley Viking units are located approximately 10 miles east of the town of Kindersley Saskatchewan, and include the Eagle Lake Unit, North Dodsland Viking Unit No. 1, Smiley Dewar Unit, Whiteside Unit, and Whiteside East Unit in which Harvest holds working interests ranging from 11.2 to 100%.  Production consists of 36° API crude oil from the Viking formation and, in 2006 averaged 1,151 BOE/d, (90% weighted to oil) of which the Eagle Lake Unit is the single largest contributor accounting for 75%. The crude oil is marketed via the Mid-Sask pipeline system. Solution gas is conserved and sold in the open market.  Future potential includes significant downspacing opportunities as well as the implementation of an enhanced waterflood pilot to improve oil sweep efficiency and ultimate recovery factors from this reservoir.

2007 Capital Expenditure Plan

Harvest's expected total capital spending on its oil and natural gas properties for 2007 is expected to be approximately $295 million (after taking into account an incremental $20 million of the 2007 budgeted capital which was accelerated into 2006). The primary areas of focus for Harvest's capital program during 2007 are the following:

1.

Hay River – drill 35 gross (35 net) multi-leg horizontal wells, infill horizontal wells, water injection wells and water source wells, continue construction of an all season access road, upgrade fluid handling and electric power delivery to the project for a net expenditure of $75 million Approximately $15 million of this expenditure was accelerated into 2006 due to favourable weather conditions.

2.

Southeast Saskatchewan – drill 29 gross (29 net) wells for a net expenditure of $32 million.

3.

Markerville/Sylvan Lake  – drill 23 gross (11 net) wells for a net expenditure of $12 million.

4.

Suffield – drill 12 gross (12 net) wells for a net expenditure of $16 million.

5.

Red Earth – drill 26 gross (17.4 net) wells for a net expenditure of $26 million, as well as proceed with expansion of EVI 3 battery for $3 million.

6.

Lloydminster / Hayter – drill 24 gross (22.6 net) horizontal wells for a net expenditure of $25 million.

7.

Ferrier – drill 5 gross (2.6 net) wells and complete the construction of a gas processing facility for a net expenditure of $14.5 million.

Incremental Exploitation and Development Potential

Management of Harvest Operations has identified numerous development opportunities, many of which provide the potential for capital investment and incremental production beyond that identified in the Reserve Report. Opportunities being considered include:

1.

Implementation or optimization of waterfloods in selected pools resulting in increased production and recovery;

2.

Increasing water handling and water disposal capacity at key fields to add incremental oil volumes.  This includes additional use of free water knock-outs and additional disposal wells;

3.

De-bottlenecking existing fluid handling facilities and surface infrastructure;

4.

Optimizing field oil cut management through the shut-in of select wells and increased total fluid from offset higher oil cut wells.  Shut-in wells would be available for restart as oil cuts vary;

5.

Uphole completions of bypassed or untested reserves in existing wellbores, including recompletion of existing shut-in wells to access undrained reserves;

6.

Selected infill and step-out development drilling opportunities for various proven targets generally defined by 3D seismic;

7.

Numerous exploratory opportunities defined by seismic from which value might be extracted by sale, farmout or joint venture; and

8.

Opportunity to increase recovery factors in established pools using available and evolving enhanced recovery technologies.

Marketing Arrangements and Forward Contracts

Crude Oil and NGLs

Harvest's crude oil and NGLs production is marketed to a diverse portfolio of intermediaries and end users on 30 day continuously renewing contracts whose terms fluctuate with monthly spot market prices. Harvest received an average sales price, excluding the effects of commodity price risk contracts, of $59.82/bbl for its light and medium crude oil, $46.14/bbl for its heavy crude oil and $58.54/bbl for its NGLs for the year ended December 31, 2006 compared to $57.07/bbl for its light and medium crude oil, $39.43/bbl for its heavy crude oil and $52.40/bbl for its NGLs for the year ended December 31, 2005.

Natural Gas

Approximately 61% of Harvest's natural gas production is sold at the prevailing daily spot market price in Alberta, 32% is sold at the prevailing monthly spot price in Alberta with only 7% of its production dedicated to aggregator contracts which are contracted for the economic life of the reserves.  Accordingly, Harvest's average sales price for natural gas will closely follow the average of the monthly and daily benchmark prices for natural gas deliver to the Alberta spot market.  Harvest received an average sales price, excluding the effects of commodity price risk contracts, of $6.76/mcf for its natural gas for the year ended December 31, 2006 compared to $9.05/mcf in 2005.

Forward Contracts

Harvest may use a variety of financial instruments and fixed price physical sales contracts to reduce its exposure to fluctuations in commodity prices and as a result, may be exposed to losses in the event of default by the counterparties to these contracts. This risk is managed by diversifying its contracts among a number of financially sound counterparties.  For 2007, Harvest has entered into contracts to hedge approximately 60% of its expected 2007 gross crude oil production with an average floor price of approximately $56 per barrel.  Harvest has also entered into contracts to hedge approximately 27% of its expected 2007 natural gas production using three way contracts.

A complete summary of Harvest's fixed price sales and purchase contracts along with its financial instruments use to manage commodity price risks can be found in Note 18 "Financial Instruments and Risk Management Contracts" to our audited consolidated financial statements for the year ended December 31, 2006 and under the heading "Price Risk Management Contracts" in our management discussion and analysis and results of operations for the year ended December 31, 2006 which have been filed on SEDAR at www.sedar.com.  Both Note 18 of the audited consolidated financial statements for the year ended December 31, 2006 and the "Price Risk Management Contracts" section of our 2006 management's discussion and analysis are incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation Costs

The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines which are expected to be incurred by Harvest and for the periods indicated:

Period	Abandonment & Reclamation costs (undiscounted and using a 2% inflation rate) ($000)	Abandonment & Reclamation costs (discounted at 10% using a 2% inflation rate) ($000)

Total as at December 31, 2006	818,224	145,446
Anticipated to be paid in 2007	10,970	9,973
Anticipated to be paid in 2008	6,800	5,620
Anticipated to be paid in 2009	6,825	5,128

The number of net wells for which the Independent Reserve Engineering Evaluators estimated that Harvest would incur abandonment and reclamation costs is 3,907 wells (Proved plus Probable).

Abandonment costs (excluding salvage values) associated only with wells were deducted by the Independent Reserve Engineering Evaluators in estimating future net revenue in the Reserve Report.  The estimated future undiscounted expense related to facilities, pipelines and no reserve addition wells is $646.1 million ($92.9 million discounted at 10%).  The nature of these expenses are not expected to change the anticipated costs for the next three years as they will not be incurred until the end of a field's reserve life profile.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to Harvest's activities for the year ended December 31, 2006:

Property costs	($millions)
Proved properties, including Viking and Birchill	2,467.1
Undeveloped properties	9.3
Total costs	2,476.4
Exploration costs	8.9
Development costs	358.7
Total Capital Expenditures	2,844.0

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program.  The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material.  As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions.  The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

Tax Horizon

In our structure, taxable income from the Operating Subsidiaries is transferred to the Trust on an annual basis and taxable income of the Trust is transferred to our Unitholders with the payment of taxable distributions.  The transfer of taxable income from the Operating Subsidiaries is primarily accomplished with the payment of the various net profits interests and the interest on the unsecured debt obligations owing to the Trust which are both deductible by the Operating Subsidiaries for income tax purposes.  Accordingly, Harvest anticipates that there will be no corporate income tax liability payable by the Operating Subsidiaries for the foreseeable future.  Further, the Trust Indenture currently requires the Trust to distribute its taxable income to Unitholders by December 31 in each fiscal year which ensures the Trust will not become liable for income taxes on undistributed income.  See "Risk Factors – Risks Related to Harvest's Structure – Proposed Changes to the Tax Act".

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	2006
Average Daily Production Volumes	Q1	Q2	Q3	Q4	Total
(before the deduction of royalties)

Light & Medium Oil (bbl/d) (1)	23,900	28,951	28,394	28,152	27,482
Heavy Oil (bbl/d)	15,182	13,037	13,919	13,967	13,904
Total Oil (bbl/d)	39,082	41,988	42,313	42,119	41,386
NGL (bbl/d)	1,709	2,016	2,595	2,649	2,247

Natural Gas(mcf/d)	73,337	96,848	103,618	112,006	96,578
Total Daily Production (BOE/d)	53,014	60,145	62,178	63,436	59,729

Total Sales Production:

Light and Medium Oil (bbl) (1)	2,161,789	2,645,330	2,623,037	2,600,774	10,030,930
Heavy Oil (bbl)	1,355,555	1,175,542	1,269,723	1,274,140	5,074,960
Total Oil (bbl)	3,517,344	3,820,872	3,892,760	3,874,914	15,105,890
NGL (bbl)	153,920	183,566	238,850	243,819	820,155

Natural Gas (mcf)	6,600,346	8,813,184	9,532,872	10,304,568	35,250,970
Total Production (BOE)	4,771,322	5,473,302	5,720,422	5,836,161	21,801,207

Average Sales Prices Received:	2006
	Q1	Q2	Q3	Q4	Total

Light & Medium oil ($/bbl) (1)	$53.06	$65.30	$ 66.64	$53.98	$59.82
Heavy Oil ($/bbl)	35.12	56.73	55.09	37.60	46.14
Total Oil ($/bbl)	46.09	62.64	62.84	48.55	55.22

Natural Gas ($/mcf)	8.10	6.59	5.75	6.99	6.76
NGL ($bbl)	56.69	63.35	61.57	53.17	58.54
BOE – 6:1	$ 47.01	$ 56.46	$ 54.92	$ 46.80	$ 51.40

Royalties Paid

	2006
	Q1	Q2	Q3	Q4	Total

Light & Medium Oil ($000) (1)	$23,333	$26,862	$32,475	$21,454	$104,124
Heavy Oil ($000)	7,954	11,505	11,114	9,767	40,340
Natural gas & NGL's ($000)	11,828	13,540	10,773	19,504	55,645
Total BOE ($000)	$43,115	$51,907	$54,362	$50,725	$200,109

Light & Medium Oil ($/bbl) (1)	$10.79	$10.15	$12.38	$8.25	$10.38
Heavy Oil ($/bbl)	5.87	9.79	8.75	7.67	7.95
Natural gas & NGL's ($/boe)	9.43	8.19	5.89	9.94	8.31
Total BOE ($/boe)	$9.04	$9.48	$9.50	$8.69	$9.18

Operating Expenses(2)

	2006
	Q1	Q2	Q3	Q4	Total

Light & Medium Oil ($000) (1)	$28,778	$33,787	$31,406	$33,278	$127,249
Heavy Oil ($000)	11,412	13,274	13,377	14,441	52,504
Natural gas & NGL's ($000)	9,427	13,274	13,377	15,069	51,147
Total BOE ($000)	$49,617	$60,335	$58,160	$62,788	$230,900

Light & Medium Oil ($/bbl) (1)	$13.31	$12.77	$11.97	$12.80	$12.69
Heavy Oil ($/bbl)	8.42	11.29	10.54	11.33	10.35
Natural gas & NGL's ($/BOE)	7.52	8.03	7.32	7.68	7.64
Total BOE ($/BOE)	$10.40	$11.02	$10.17	$10.76	$10.59

Netback Received(3)

	2006
	Q1	Q2	Q3	Q4	Total

Light & Medium Oil ($/bbl) (1)	$28.96	$42.38	$42.29	$32.93	$36.75
Heavy Oil ($/bbl)	20.83	35.65	35.80	18.60	27.84
Natural gas & NGL's ($/BOE)	32.63	25.94	24.85	25.71	26.82
Total BOE ($/BOE)	$27.57	$35.96	$35.25	$27.35	$31.63

Notes:

(1)

Medium oil production includes production from our Hay River property.  The crude oil from this property has an average API of 24o (medium grade); however, it benefits from a heavy oil royalty regime and therefore, would be classified as heavy oil according to NI 51-101.

(2)

Includes impact of power hedge gains and losses.

(3)

Before gains or losses on commodity derivatives.

Environment, Health and Safety Policies and Practices

Harvest has established internal environmental, health and safety guidelines and systems to ensure the health and safety of its employees, contractors and neighbouring residents and to ensure compliance with environmental laws, rules and regulations.  These systems require Harvest to regularly conduct emergency response planning exercises to ensure its plans are effective and to inspect suspended wells, abandoned wells as well as site restoration plans and activities.  Harvest's Manager of Environment, Health and Safety is responsible to monitor regulatory requirements and when required, implement appropriate compliance procedures and to cause our operations practices to be carried out in accordance with the applicable environmental requirements with adequate safety precautions.  The Reserves, Safety and Environmental Committee of Harvest Operations' Board of Directors regularly review the results of these internal programs.  Although the existence of these controls cannot guarantee total compliance with environmental laws, rules and regulations, Harvest believes that its operations are in material compliance with the applicable requirement.

In 2006, Harvest invested $9.2 million in the reclamation and restoration of existing wellsites as part of our overall commitment to restore the surface land to its original state. As a result of our efforts over the past few years, we were able to submit 50 reclamation certificate applications during the year which will ultimately result in the elimination of both our administrative as well as financial obligation to the surface owners. In addition, we completed the downhole abandonment of 19 wells.

In 2006 we received approval to inject waste gas from our Hayter field back into the reservoir rather than flaring this gas into the atmosphere. This approval will not only eliminate approximately 350 E3m3 (12.3 mmscf) of waste gases from our environment, but will also provide further pressure support in our pursuit of enhancing the oil recovery from our large oil pools.

Impact of Volatility in Commodity Prices

Harvest's operational results and financial condition will be dependent on the prices received for petroleum and natural gas production.  Petroleum and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas regions.  Any decline in petroleum and natural gas prices could have an adverse effect on Harvest's financial condition.  Harvest mitigates such price risk through closely monitoring the various commodity markets and establishing commodity price risk management programs, as deemed necessary, to provide stability to its cash flows.

A summary of financial and physical contracts in respect of price risk management activities can be found in Note 18 to Harvest's consolidated financial statements for the year ended December 31, 2006 and under the heading "Risk Management Contracts" in Harvest's management discussion and analysis for the year ended December 31, 2006 both of which have been filed on SEDAR at www.sedar.com.  Both Note 18 of Harvest's audited consolidated financial statements for the year ended December 31, 2006 and the "Risk Management Contracts" discussion in Harvest's management discussion and analysis for the year ended December 31, 2006 are incorporated herein by this reference.

Industry Conditions

The petroleum and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of petroleum and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the petroleum and gas industry. It is not expected that any of these controls or regulations will affect Harvest's operations in a manner materially different than they would affect other petroleum and natural gas entities of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the petroleum and natural gas industry.

Pricing and Marketing – Petroleum, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan, petroleum, natural gas and associated products are generally sold at market index based prices.  These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials.  While these indices tend to track industry reference prices (i.e. West Texas Intermediate crude oil at Cushing, Oklahoma or natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances.  These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The producers of crude oil are entitled to negotiate sales contracts directly with purchasers, with the result that the market determines the price of crude oil. Crude oil prices are primarily based on worldwide supply and demand.  The specific price depends in part on quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Crude oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any crude oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, pipeline capacity is an important consideration and may impact the oil and natural gas industry by limiting the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994.  NAFTA carries forward most of the material energy terms that are contained in the Canada-United States Free Trade Agreement.  In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum or maximum export or import price requirements provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.  NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties.  Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.  Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development.  Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low.  The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.  Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid coincident with the elimination of the 25% resource allowance. In addition, the percentage of Alberta Royalty Tax Credit required to be included in federal taxable income was 12.5% in 2004, 17.5% in 2005 and 32.5% in 2006; and will be 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing crude oil reserves in Alberta.  Crude oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction.  A 24-month, 8,000 m3 exemption is available to production from a reactivated well that has not produced for: (i) a 12-month period, if resuming production in October, November or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993 or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million).  Crude oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

Crude oil royalty rates vary from province to province.  In Alberta, oil royalty rates vary between 10% and 35% for crude oil and 10% and 30% for new oil.  New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992.  The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for crude oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process.  The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price.  Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount.  Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Alberta's current royalty system for oil sands, introduced in 1997 and expiring June 30, 2007, is designed to support the development of the oil sands industry.  An initial royalty of 1% of the quantity of oil sands product that is recovered and delivered to the royalty calculation point is payable until the project has recovered specified allowed costs, including certain exploration and development costs, operating costs, a return allowance and royalties paid to the Crown.  Subsequent to such recovery, the royalty payable is the greater of the aforesaid 1% royalty and 25% of the net revenue from an oil sands project.  The foregoing royalty will approximate a 1% royalty on gross revenue before payout and a 25% royalty on net revenue after payout.

For periods prior to January 1, 2007, a producer of crude oil or natural gas in Alberta was entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit ("ARTC") program.  The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3 in respect of royalties paid on eligible producing properties.  The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers.  Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. For periods subsequent to December 31, 2006, the ARTC program has been repealed.

British Columbia

Producers of crude oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of the Crown leases and royalties and freehold production taxes in respect of crude oil and gas produced from Crown and freehold lands, respectively.  The amount payable as a royalty in respect of crude oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month and the vintage of the oil.  Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil) between October 31, 1975 and June 1, 1998 (new oil) or after June 1, 1998 (third-tier oil). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production.  The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer, and a prescribed minimum price.  As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("Strategy").  The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities.  In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

●

Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development.  Funding will be contingent upon an equal contribution from industry.

●

Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of crude oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil.  For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil".  The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types.  The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil".  Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas".  The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale.  The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced.  The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

The elimination of the re-entry and short section horizontal oil well royalty/tax categories.  All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/tax rates and new incentive volumes.

On March 23, 2005, the Government of Saskatchewan passed legislation to subject trusts to their Corporation Capital Tax Resource Surcharge (the "Resource Surcharge") with an effective date of April 1, 2005.  The Resource Surcharge is calculated based on the applicable oil and natural gas revenues earned in Saskatchewan at a rate of 3.6% for wells drilled prior to October 1, 2002 and at a rate of 2% for wells drilled on or after October 1, 2002.  Effective July 1, 2006, the Resource Surcharge rates were reduced from 3.6% to 3.3% for wells drilled prior to October 1, 2002 and from 2% to 1.85% for wells drilled on or after October 1, 2002 and effective July 1, 2007, the Resource Surcharge rates were reduced from 3.3% to 3.1% for wells drilled prior to October 1, 2002 and from 1.85% to 1.75% for wells drilled on or after October 1, 2002.  And subsequent to July 1, 2008, the Resource Surcharge rates were reduced from 3.1% to 3.0% for wells drilled prior to October 1, 2002 and from 1.75% to 1.70% for wells drilled on or after October 1, 2002.  Prior to this legislation, the Resource Surcharge did not apply to trusts to earned oil and gas revenues in Saskatchewan.

Land Tenure

Crude oil and natural gas located in western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from 2 years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The petroleum and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines.  Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain petroleum and gas industry operations.  In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.  Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the "AEPEA"), which came into force on September 1, 1993 and the Oil and Gas Conservation Act (Alberta) (the "OGCA"). The AEPEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations and significantly increase penalties.  Harvest is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates.  Harvest believes that it is in material compliance with applicable environmental laws and regulations and also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's Environmental Assessment Act became effective June 30, 1995.  This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol").  The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions.  In April 2005, Environment Canada released "Project Green", a working paper giving early indications of how implementation was to be achieved. Large Final Emitters ("LFEs"), being 700 of Canada's largest emitters, will receive a specific reduction target of 45 megatonnes, and will have the opportunity to purchase domestic offset and technology credits. The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain. Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits.  The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority.  Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

PETROLEUM REFINING AND MARKETING BUSINESS

North Atlantic is an independent crude oil refiner that owns and operates a medium gravity, sour crude oil hydrocracking refinery located in the Province of Newfoundland and Labrador with a capacity of 115,000 barrels per stream day.  The Refinery's feedstocks are delivered by tanker primarily from the Middle East, Russia and Latin America.  The Refinery produces high quality gasoline, ultra low sulphur diesel, jet fuel and furnace oil with a residual of heavy fuel oil.  Approximately 10% of North Atlantic's refined products are sold in the Province of Newfoundland and Labrador while approximately 90% are sold in the U.S. east coast markets such as Boston and New York City.  North Atlantic enjoys a significant transportation advantage as it operates a deep water docking facility and has approximately seven million barrels of tankage including six 575,000 barrel crude tanks enabling the receipt of crude oil transported on very large crude carriers which typically result in significantly lower per barrel transportation charges.  The following map highlights the North Atlantic transportation advantage.

North Atlantic's assets include dock facilities for off-loading crude oil feedstock and for loading refined products.  These facilities include two berths connected to the onshore tank farm by an 800 foot causeway and a 2,800 foot approach trestle combination.  The dock facilities handle approximately 220 vessels each year with North Atlantic owning and operating two tugboats to assist with berthing and unberthing tankers.  One tugboat, acquired in 1999, is equipped with firefighting capability while the other is equipped with oil spill response capability.

Through its marketing division, North Atlantic operates a petroleum marketing and distribution business in the Province of Newfoundland and Labrador with average daily sales over 9,800 barrels.  The North Atlantic brand has been positioned in the Newfoundland marketplace as a local company with its retail gasoline business operating 66 retail gas stations and 3 cardlock locations capturing a market share of approximately 15%.  In addition to its retail operations, North Atlantic has a commercial, wholesale and home heating business.

Brief History

The construction of the Refinery commenced in 1971 with the crude oil distillation unit commissioned in late 1973 and most other process units started-up in 1974.  The Refinery was shut down two years later as the owner filed for bankruptcy protection during the oil price shock.  In 1980, Petro-Canada purchased the Refinery but did not operate it, and in late 1986, sold the Refinery to a private company.  From 1986 through 1994, the new owner invested approximately $132 million in the Refinery including the construction of a new hydrogen furnace.  On April 24, 1994, the Refinery experienced a fire at the vacuum tower and, as a consequence, the entire facility was again shut down as the owner was unable to finance the restoration of the Refinery.

The Vitol Refining Group B.V. acquired the Refinery in August 1994 and commenced a major restoration and successfully commissioned the Refinery in late 1994.  Since then, more than US$400 million was invested to maintain, upgrade and expand the facility.  These investments significantly improved the Refinery's operating performance in terms of refinery throughput, reliability, saleable yield, product quality, safety and environmental performance.  In 2006, the Refinery averaged 94,800 barrels per stream day, up slightly from 93,900 barrels per stream day in the prior year.  Both production years were impacted by planned maintenance turnarounds, with a saleable yield of 95.1% while its safety performance was 0.84 lost time accidents per 200,000 man hours.  Since 1997, the Refinery's sulphur dioxide emissions have also been reduced by 63% despite a significant increase in throughput.

Refinery Operations

Summary of Refinery Inputs

Crude oil and other feedstocks are delivered to the Refinery via vessels capable of carrying over 2 million barrels of crude oil per vessel.  Normally, there is approximately 20 days of crude oil feedstock in tankage at the Refinery to mitigate the effects of any delivery disruptions.  Over the past three years, the source of the crude oil feedstock has been as follows:

	From October 19, 2006 to December 31, 2006	2006	2005	2004
			(000's of bbls)

Middle East	5,372	25,535	23,672	26,884
Russia	-	1,148	5,596	6,421
Latin America	524	4,258	2,686	-
Other	446	3,667	2,324	3,445
Total Feedstock	6,342	34,608	34,278	36,750

Overview of Crude Oil Processing

The following is a summary of the primary process flow of North Atlantic's Refinery including a brief description of the process and purpose of the identified processing units.  This summary excludes the various utility plants as well as a number of secondary units that add relatively small incremental volume enhancements to higher valued products from the diesel and fuel oil streams.

Crude & Vacuum Distillation Unit

Crude oil from tankage is heated and processed in the crude unit for primary distillation or separation into various components.  The crude oil is first processed in the crude distillation tower where the crude is fractionated into the following streams:

●

Liquid petroleum gas products such as fuel gas, propane, and butane;

●

Lighter liquid products (naphtha) which are further upgraded in the naphtha hydrotreater and platformer for the production of gasoline;

●

Distillate materials (kerosene and diesel) which are produced from the middle of the distillation tower.  The kerosene goes to either jet fuel blending, the distillate hydrotreater for Ultra Low Sulphur Diesel ("ULSD") production, or No. 6 fuel blending.  The crude diesel goes to the distillate hydrotreater for ULSD production;

●

The material remaining in the bottom of the crude distillation tower ("bottom ends") is sent to the vacuum tower for further separation.

●

The vacuum tower operates at less than atmospheric pressure and further fractionates the bottom ends.  Vacuum gas-oil from the vacuum tower is then routed to the Isomax unit to be upgraded primarily into naphtha, kerosene and ultra-low sulphur diesel.  The residual vacuum tower bottoms stream is routed to the visbreaker.

Naphtha Hydrotreater and Platformer and Platformate Hydrogenation Units

The naphtha hydrotreater, uses hydrogen and a catalyst to remove sulphur and nitrogen contaminants from the naphtha to enable it to be used as platformer feed.  The platformer then converts the naphtha into high octane gasoline for use in gasoline blending.  A portion of the gasoline is further processed in the platformate hydrogenation unit ("PHU").  The PHU enables the refinery to meet the low benzene level requirements of reformulated gasoline.

Distillate Hydrotreater

The distillate hydrotreater operates at high pressure and uses hydrogen over a catalyst bed to remove nearly all of  sulphur and nitrogen from the middle distillates for the production of ultra-low sulphur diesel.

Isomax HydroCracker Unit

The Isomax unit (also known as a hydrocracker) uses extremely high heat and pressure to upgrade the heavy gas-oil portions through the injection of hydrogen.  This process removes contaminants and produces naphtha for gasoline blending and platformer feed, ultra-low sulphur diesel and jet fuel.  The bottom ends from the Isomax unit are also used as a valuable lubricant feedstock.

Visbreaker

The vacuum tower bottoms, an asphalt-like product, are processed in the visbreaker.  The visbreaker uses high temperature to crack long chain molecules thereby reducing cutter (kerosene) requirements for No 6 oil blending.

Storage and Shipping

Crude oil feedstock and refined products from the various processing units are temporarily stored in designated tanks.  North Atlantic has storage capacity for approximately seven million barrels of crude oil and refined product.  This storage capacity is typically allocated approximately 50% to crude oil feedstock and 50% to refined product outputs.  Refined products are ultimately shipped for delivery to the United States Atlantic Coast market, including Boston and New York City.  These markets typically consume approximately 90% of the Refinery's production.  The vessels delivering refined products typically have capacity for approximately 330,000 barrels and are limited to transporting one or two products.

Summary of Refined Products

Over the past three years, the Refinery has produced the following refined products with a total yield of approximately 95% of feedstock as the impact of adding hydrogen swells the barrels offsetting the fuel used by the Refinery:

	From October 19, 2006 to December 31, 2006	2006	2005	2004
			(000's of bbls)

Gasoline and related products	1,875	11,434	12,571	15,349
Ultra low sulphur diesel	2,624	14,270	13,736	13,723
Heavy fuel oil	1,752	9,633	9,444	9,582

Total Products	6,251	35,337	35,751	38,654
Total Yield (as a % of feedstock)	99%	102%	104%	105%

Operations Reliability

Improving the reliability of the Refinery has been a major focus for North Atlantic accomplished with significant capital expenditures and a change in maintenance philosophy.  North Atlantic's maintenance philosophy has evolved to one that emphasizes long term solutions to reliability issues through the conduct of rigorous analyses regarding the root cause of reliability issues.  Of particular note, North Atlantic developed on advanced Equipment Integrity Program whereby remaining equipment life calculations are utilized to determine equipment turnaround schedules and ensuring that equipment is repaired or replaced before failure occurs.  A summary of North Atlantic's Refinery level of throughput for the period 2004 to 2006 is as follows:

The decline in 2004 was due to a planned minor turnaround of the crude oil distillation tower, and in 2005 was due to a planned major turnaround outage to maintain common facilities.

Currently, North Atlantic has the opportunity and intends to consider opportunities to grow its business through the reconfiguration and enhancement of its Refinery assets with a suite of expansion or debottlenecking projects plus a coker project or a visbreaker project for bottoms upgrading.

Supply and Offtake Agreement

Concurrent with the acquisition of North Atlantic by Harvest, North Atlantic entered into the Supply and Offtake Agreement with Vitol Refining S.A.  The Supply and Offtake Agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the Refinery be retained by Vitol Refining S.A. and that during the term of the Supply and Offtake Agreement, Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined products produced by the Refinery.  The Supply and Offtake Agreement also provides that Vitol Refining S.A. will also receive a time value of money amount (the "TVM") reflecting the cost of financing the crude oil feedstock and sale of refined products as the Supply and Offtake Agreement requires that Vitol Refining S.A. retain ownership of the crude oil feedstock until delivered through the inlet flange to the Refinery as well as immediately take title to the refined products as they are delivered by the Refinery through the inlet flange to designated storage tanks.  Further, the Supply and Offtake Agreement provides North Atlantic with the opportunity to share the incremental profits and losses resulting from the sale of products beyond the U.S. East Coast markets.

Pursuant to the Supply and Offtake Agreement, North Atlantic, in consultation with Vitol Refining S.A., will request a certain slate of crude oil feedstocks and Vitol Refining S.A will be obligated to provide the crude oil feedstocks in accordance with the request.  The Supply and Offtake Agreement includes a crude oil feedstock transfer pricing formula that aggregates the pricing formula for the crude oil purchased as correlated to published future contract settlement prices, the cost of transportation from the source of supply to the Refinery and the settlement cost or proceeds for related price risk management contracts plus a fee of US$0.08 per barrel.   The purpose of the price risk management contracts is to convert the fixed price of crude oil feedstock purchases to floating prices for the period from the purchase date through to the date the refined products are sold to allow "matching" of crude oil feedstock purchases to refined product sales thereby mitigating the gross margin risk between the time crude oil feedstocks are purchased and the sale of the refined products.

The Supply and Offtake Agreement requires that Vitol Refining S.A. purchase and lift all refined products produced by the Refinery, except for certain excluded refined products to be marketed by North Atlantic in the local Newfoundland market, and provides a product purchase pricing formula that aggregates a deemed price based on the current Boston and New York City markets less the deemed costs of transportation, insurance, port fees, inspection charges and similar costs deemed to be incurred by Vitol Refining S.A., plus the TVM component.  The TVM component recognizes the cost of financing the refined products for the time deemed to deliver the refined product from the Refinery through to the date Vitol Refining S.A. is deemed to have received payment for the sale.

The TVM component of the Supply and Offtake Agreement in respect of crude oil feedstock and the sale of refined products will reflect an effective interest rate of 350 basis points over the London Inter Bank Offer Rate ("Libor") and will be included in the weekly settlement of all amounts owing.

The Supply and Offtake Agreement requires that Vitol Refining S.A provide North Atlantic with notice if it plans to sell product outside the U.S. East Coast market which will entitle North Atlantic to the right, but not the obligation, to share in the incremental profit or loss from such sales.

The Supply and Offtake Agreement may be terminated by either party at the end of an initial two year term, and at any time thereafter, by providing notice of termination no later than six months prior to the desired termination date or if the Refinery is sold in an arms length transaction, upon 30 days notice prior to the desired termination date.  Further, the Supply and Offtake Agreement may be terminated upon the continuation for more than 180 days of a delay in performance due to force majeure but prior to the recommencing of performance.  After an initial 12 month period, Vitol Refining S.A.'s exclusive right and obligation to provide crude oil feedstock to the Refinery may be terminated by either party by providing six months notice.  Upon termination of the entire agreement or the right and obligation to provide crude oil feedstock, North Atlantic will be required to purchase the related crude oil feedstock and refined product inventory or crude oil feedstock, respectively, at the prevailing market prices.

Vitol Refining S.A. is an indirect wholly-owned subsidiary of the Vitol Refining Group B.V., a privately owned worldwide marketer of crude oil providing oil trading and marketing services to upstream producers through to downstream retailers of petroleum products.  In 2005, the Vitol Group handled over US$80 billion of crude oil, fuel oil, gasoline and related products.  With headquarters in Rotterdam, the Netherlands and Geneva, Switzerland, the Vitol Group has trading entities in Houston, London, Bahrain and Singapore which provide 24 hour coverage of all the world's oil markets.  In the past two years, the Vitol Group has traded over 85 million tonnes of crude oil and is a major lifter of non-equity crude oil from Nigeria, the Middle and Far East, Russia and the Caspian.  In the crude oil sector, the Vitol Group has developed a worldwide reputation as a reliable business partner.  In addition, the Vitol Group is one of the largest independent gasoline traders in the world with over 23 million tonnes handled over the past four years.

Marketing Division

North Atlantic's marketing division (the "Marketing Division") is headquartered in St. John's, Newfoundland and is comprised of five business segments: retail, home heating, commercial, wholesale and bunkers described as follows:

Retail Gasoline

North Atlantic operates 66 retail gasoline stations and 3 commercial cardlock locations with 39 locations branded as "North Atlantic" and 16 locations branded as "Home Town" (a secondary brand for small market areas) with the remaining 11 locations unbranded.  Most locations include a convenience store which is independently operated.  In 2005, the volume of gasoline and diesel sold at these retail locations represented a market share of approximately 15% of the Newfoundland market.  The major competitors in the Newfoundland market are Irving Oil, Imperial Oil and Ultramar.

Home Heating Business

North Atlantic delivers furnace oil and propane to approximately 20,000 residential heating and commercial customers throughout Newfoundland with about 90% of the demand for furnace oil, 9% for propane and 1% for kerosene.  North Atlantic is a full service residential heating supplier providing a furnace parts maintenance replacement program, emergency burner service and heating system installations from five "Home Heating" stores.  North Atlantic's installation and emergency burner service is provided by independent contractors, as is its bulk hauling.

Commercial Business

North Atlantic delivers distillates, jet fuel, propane and No. 6 fuel oil to commercial heating, marine, aviation, trucking and construction industries from seven storage terminals.

Wholesale Business

North Atlantic provides distillates, jet fuel and propane to a number of wholesale customers from both its wharf and truck rack facilities with current volumes averaging approximately 3,300 barrels per day.

Bunker Business

North Atlantic sells bunkers to crude oil and refined product vessels at its wharf facilities.

Overview of Management Structure

The management structure of North Atlantic consists of a two man executive team (a "President, Refinery Manager" and a "Vice President, Chief Financial Officer") supported by eight director/managers with responsibilities for:

●

Production;

●

Economics and Engineering Sciences;

●

Reliability and Field Services;

●

Environmental, Health and Safety and Risk Management;

●

Strategic Planning;

●

Marketing;

●

Human Resources; and

●

Corporate Services.

Gunther Baumgartner, President, Refinery Manager, is a chemical engineer with over 25 years in the oil industry including eight years with North Atlantic: four years as President and prior to that as Director of Economics and Engineering Sciences.  Prior to joining North Atlantic in 1998, Mr. Baumgartner was a refinery supply manager and a trader with Vitol.

Glenn Mifflin, Vice President, Chief Financial Officer, is a Chartered Accountant with a Masters of Business Administration with over 19 years of experience in the oil industry.  Mr. Mifflin has held a number of positions within North Atlantic including serving as President of North Atlantic's Marketing Division.

Employees and Labour Relations

North Atlantic has approximately 570 full-time employees of which 65% are unionized and approximately 140 part-time employees of which 90% are unionized.  The unionized employees are represented by the United Steel Workers of America.  North Atlantic has had a history of good relations collective bargaining with its union which is evidenced by the lack of any strike action at the Refinery.  The collective agreements with the United Steel Workers of America expire in late 2007 and early 2008.  See "Risk Factors".

North Atlantic maintains a number of employee benefit programs for its employees including basic life insurance and accidental death and dismemberment insurance, extended healthcare and dental coverage.  North Atlantic also maintains defined benefit and defined contribution pension plans for its employees and provides certain post retirement health care benefits which cover substantially all employees and their surviving spouses.  At December 31, 2006, the pension plan and other benefit plan obligations exceeded the pension plan and other benefit plan funding by approximately $12.2 million.  For additional information, refer to Note 17 in Harvest's audited consolidated financial statements for the year ended December 31, 2006 filed on SEDAR at www.sedar.com.

Environment, Health and Safety Policies and Practices

Consistent with our petroleum and natural gas business, North Atlantic has an active and comprehensive Integrated Management System to promote the integration of safety, health and environmental awareness into our refinery and related businesses. In 2006 the refinery was audited by the Workplace Health, Safety and Compensation Commission and received a rating of 97.2 which is the most positive rating given by WHSCC on an initial audit. Hydrocarbon contamination through spills achieved a record low in 2006 with only 0.25 litres lost to water and 1.2 m3 to land. Our refinery inspection program continued to gain more prominence as we completed 434 inspections in 2006 versus 294 in 2005. SO2 emissions at the refinery were 8.6% below the approved limit for the year, and there were no SO2 emissions above the air quality standards in surrounding communities, nor were there any violation of daily SO2 limits.

Industry Conditions

The petroleum refining industry is subject to extensive controls and regulations governing its operations (including marine transportation product specifications, refining emissions and market pricing) imposed by legislation enacted by various levels of government all of which should be carefully considered by investors in the petroleum refining industry. It is not expected that any of these controls or regulations will affect Harvest's operations in a manner materially different than they would affect other petroleum refining entities of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the petroleum refining industry.

Industry Background

An oil refinery is a manufacturing facility that uses crude oil and other feedstocks as a raw material and produces a variety of refined products.  The actual mix of refined products from a particular refinery varies according to the refinery's processing units, the specific refining process utilized and the nature of the crude oil feedstock.  The refinery processing units generally perform one of three functions: the different types of hydrocarbons in crude oil are separated, the separated hydrocarbons are converted into more desirable or higher value products, or chemicals treat the products to remove unwanted elements and components such as sulphur, nitrogen and metals.  Refined products are typically differing grades of gasoline, diesel fuel, jet fuel, furnace oil and heavier fuel oil.

Refining is primarily a margin based business where the crude oil feedstocks and the refined products are commodities.  Both crude oil and refined products in each regional market react to a different set of supply/demand and transportation pressures and refiners must balance a number of competing factors in deciding what type of crude oil to process, what kind of equipment to invest in and what range of products to manufacture.  As most refinery operating costs are relatively fixed, the refining goal is to maximize the yield of high value refined products and to minimize crude oil feedstock costs.  The value and yield of refined products are a function of the refinery equipment and the characteristics of the crude oil feedstock while the cost of feedstock depends on the type of crude oil.  The refining industry depends on its ability to earn an acceptable rate of return in its marketplace where prices are set by international as well as local markets.

Demand for refined oil products has significantly increased in recent years due to the industrialization of countries such as China and India.  As economic conditions improve in these countries, demand for gasoline and diesel continues to rise due to rising transportation usage and power generation requirements.  In the United States, the demand for gasoline continues to rise while Europe is experiencing rapid growth in demand for diesel.  Over the long term, refining margins and crude oil prices are typically correlated as both are driven by the demand for refined petroleum products.

Until recently, global investment in refining capacity has been restrained as weak refining margins have not supported investment in either capacity increases at existing refineries or the construction of new refineries.  From the early 1980's through the early 1990's, global refining capacity fell as uneconomic refineries were shut down in the face of low margins.  Since then, global refining capacity has grown, predominantly through capacity creep, but at a pace insufficient to keep up with the growth in global demand for refined products.  Given the lead-time required to engineer and construct new refining facilities and resistance to refineries being built in many areas, it is expected that the global refined product market should be strong for several years.

In addition to the global tightening of the refined product supply/demand balance, global crude oil supply has become heavier and higher in sulphur content.  The incremental production from most OPEC countries and many other producers has tended to be sour crude, containing more sulphur, while incremental crude oil production from Canada, Venezuela and Mexico has been both heavy and sour.  Because global refining capacity is largely configured to process the higher gravity and lower sulphur crude oil, lower gravity and more sour crude oil have increasingly been sold at a discount to the lighter and sweeter crude oil.  At the same time, refiners have turned to lighter and sweeter crude oil as feedstocks to meet the lower sulphur fuel specifications in North America and Europe resulting in a greater discount for sour crude oil.  Notwithstanding the widening quality differentials, the higher prices paid for all crude oil has accelerated the development of heavier gravity and higher sulphur crude oil production.  As a result, quality differentials are expected to remain wide providing a significant economic benefit for those refiners able to process lower quality crude oil into higher value refined products.

As presented in the following graph, moderate creep in refinery capacity has not kept pace with the demand for crude oil resulting in the spare refining capacity tightening from over 15% in 1987 to less than 3% in 2005.

Source: Capacity per Energy Information Administration and Demand per BP Statistical Review.

Consistent with global trends, near-term growth in US demand for refined products is expected to continue to exceed growth in domestic refining capacity and projected growth in the supply of lower quality heavy-sour crude oil is expected to exceed the capacity to process such crude oil.  Both trends are expected to continue to support the historically high US refining margins as any significant expansion in domestic supply capacity beyond capacity creep will require at least three to five years of lead time.  The expected imbalance in US supply of, and demand for, refined products will likely be met by the importing of refined products.  However, anticipating that refining capacity in most major supply sources appear fully committed, US refining margins will need to remain strong to attract imports from more distant locations.  Since 1995, growth in imports has been most apparent in gasoline supply, where imports have grown by over 10% annually in the United States east coast market (known as PADD 1), where regional product demand significantly exceeds refining capacity, and being the primary import point for petroleum product into the U.S.

Source: AEGIS Energy Advisors Corp.

Refining is primarily a margin-based business where refiners generate profits by selling refined products at prices higher than the costs of acquiring crude oil feedstock and converting into refined products.  A refinery's location can also have an important impact on its refining margins as location can influence access to crude oil feedstocks and the efficient distribution of refined products.  As a benchmark indicator of refining margins, the New York Mercantile Exchange ("NYMEX") "2-1-1 crack spread" is a marketable derivative product that mirrors the gross margin attainable by a refiner processing two barrels of light sweet crude oil (as defined by the West Texas Intermediate benchmark price ("WTI")) and selling two barrels of refined product, consisting of one barrel of gasoline and one barrel of diesel into the New England market where product prices are set in relation to NYMEX gasoline and NYMEX diesel prices.  Sour crude oil traditionally sells at a discount to light sweet crude oil, and hence, the margin for refiners that refine sour crude oil is characterized as a "sour crack spread" which includes a differential between the WTI price and the price for Deepwater Sour Mars Blend Oil crude oil price, a representative sour crude oil, as well as the "2-1-1 crack spread."

Pricing and Marketing

Since 2001, in the provinces of Newfoundland and Labrador, the sales price of residential home heating fuels and automotive gasoline and diesel fuel sold within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Product Act (Newfoundland), administered by the Public Utilities Board.  Under this act, the Pricing Commissioner has the authority to set the maximum wholesale and retail prices that a wholesaler and a retailer may charge and to determine the minimum and maximum mark-up between the wholesale price to the retailer and the retail price to the consumer within the Province of Newfoundland and Labrador.  The wholesale and retail prices of petroleum products is adjusted monthly based on the New York Harbour benchmark price for these products, however, the prices may be adjusted more frequently when circumstances warrant.

RISK FACTORS

Both Harvest's petroleum and natural gas operations and its petroleum refining operations are conducted in the same business environment most other operators in the respective businesses and the business risks are very similar.  However, the Harvest Energy Trust structure is significantly different than that of a traditional corporation with share capital and there are certain unique business risks of Harvest's structure.  Accordingly, Harvest's business risks have been segregated into those generally applicable to petroleum and natural gas operators as well as petroleum refining operators and those applicable to royalty trusts as well as those risks particular to Unitholders resident in the United States and other non-residents of Canada.

The following information is a summary of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Risks Related to Harvest's Petroleum and Natural Gas Operations

Volatility of Commodity Prices and Foreign Exchange Risk

The Trust's cash flow from operations and financial condition are dependent on its Net Profits Interests and the Direct Royalties which are dependent on the prices received for the sale of petroleum, natural gas and natural gas liquids production.  Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of Harvest Operations or the Trust.  Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate.  A decline in petroleum and/or natural gas prices or an increase in the Canadian/US currency exchange rate could have a material adverse effect on the Trust's cash flow from operations, financial condition and the cash available for distribution to Unitholders as well as funds available for the development of its Operating Subsidiaries petroleum and natural gas reserves.  From time to time, Harvest Operations may manage the risk of changes in commodity prices and currency exchange rates by entering into commodity price risk management contracts and/or currency exchange contracts.  To the extent that Harvest Operations or the Trust engage in risk management activities related to commodity prices and currency exchange rates, it will be subject to counterparty risk.  In addition, commodity price risk management contracts may require, from time to time, margin payments to be made which could reduce the Trust's cash available for distribution to Unitholders.

Crude Oil Differentials

At the end of 2006, Harvest's production was approximately 45% light and medium gravity crude oil, 25% heavy oil and 30% natural gas.  Processing and refining heavy oil is more expensive than processing and refining light oil and accordingly, producers of heavy oil receive lower prices for their production.  The differential between light oil and heavy oil has fluctuated widely during recent years and when compounded with the fluctuations in the benchmark prices for light oil, the result is a substantial increase in the volatility of heavy oil prices.  An increase in the heavy oil differential usually results in Harvest receiving lower prices for its heavy oil and could have a material adverse effect on the Trust's cash flow from operations, financial condition and the cash available for distribution to Unitholders as well as funds available for the development of its oil and natural gas reserves.  The heavy oil price differential is normally the result of the seasonal supply and demand for heavy oil, pipeline constraints and heavy oil processing capacity of refineries, all of which are beyond the control of Harvest Operations.

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Harvest Operation's assets and potentially, liability to third parties.  Harvest Operations employs prudent risk management practices and maintains liability insurance in amounts consistent with industry standards.  In addition, business interruption insurance has been purchased for selected facilities.  The Trust's Operating Subsidiaries may become liable for damages arising from such events against which it cannot insure against or which it may elect not to insure because of high premium costs or other reasons.  Costs incurred to repair such damage or pay such liabilities will reduce the Trust's cash flow from its NPI.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the capabilities of the operator of the property.  To the extent the operator fails to perform its duties properly, production may be reduced and proceeds from the sale of production from properties operated by third parties may be negatively impacted.  Although Harvest Operations operates the majority of its Properties, there is no guarantee that it will remain operator of such Properties or that it will operate other Properties that may be acquired.

A significant portion of Harvest's operating expenses are electrical power costs.  Since deregulation of the electrical power system in Alberta in recent years, electrical power prices have been set by the market based on supply and demand and recently, electrical power price in Alberta have been volatile.  Generally, this volatility has resulted in higher electrical power prices which negatively impact Harvest's operating expenses, and in turn, the Trust's cash flow from operations and cash available for distribution to Unitholders.  To mitigate its exposure to the volatility in electrical power prices, Harvest Operations has entered into fixed priced forward purchase contracts for approximately 50% of its electrical power consumption in Alberta through December 2008.  In respect of its operations in Saskatchewan, the Saskatchewan power system is regulated and as such, electrical power costs are not subject to significant volatility.  However, there can be no certainty that the Saskatchewan power system will not deregulate in the future.

Although satisfactory title reviews will generally be conducted on the Properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat the claim of an Operating Subsidiary to certain Properties.  A reduction of cash flow from a net profits interest or income from Direct Royalties payable to the Trust could result from such circumstances.

Harvest's ability to market petroleum and natural gas from its wells also depends upon numerous other factors beyond its control, including:

●

The availability of capacity to refine heavy oil;

●

The availability of natural gas processing capacity;

●

The availability of pipeline capacity;

●

The availability of diluent to blend with heavy oil to enable pipeline transportation;

●

The price of oilfield services;

●

The accessibility of remote areas to drill and subsequently service wells and facilities; and,

●

The effects of inclement weather;

Because of these factors, Harvest may be unable to market all of the petroleum or natural gas it is capable of producing or to obtain favourable prices for the petroleum and natural gas it produces.

Reserve Estimates

The reserve and recovery information contained in Harvest's Reserve Reports are only an estimate, such estimates are complex to determine, and the actual production and ultimate reserves recovered from the Properties may differ from the estimates prepared by the Independent Reserve Engineering Evaluators.

The Reserve Value of the Properties as estimated by Independent Reserve Engineering Evaluators is based in part on cash flows to be generated in future years as a result of future capital expenditures.  The Reserve Value of the Properties as estimated by the Independent Reserve Engineering Evaluators will be reduced to the extent that such capital expenditures on the Properties do not achieve the level of success assumed in such engineering reports.

Depletion of Reserves (Sustainability)

The Trust's cash flow from operations and cash available for distribution to unitholders, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.  Harvest will not be reinvesting to the same extent as other industry participants as it makes cash distributions to its unitholders.  Accordingly, absent additional capital investment from other sources, production levels and reserves attributable to the Properties will decline.

The Operating Subsidiaries' future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on their success in exploiting its resource base and acquiring additional reserves.  Without reserve additions through acquisition or development activities, the Operating Subsidiaries' reserves and production will decline over time as reserves are produced.  There can be no assurance that the Operating Subsidiaries will be successful in developing or acquiring additional reserves on terms that meet the Operating Subsidiaries' investment objectives.

Failure to Realize an Adequate Rate of Return on Prices Paid for Properties

The prices paid for acquisitions were based, in part, on engineering and economic assessments made by independent engineers.  These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves.  Many of these factors are subject to change and are beyond the control of Harvest.  In particular, changes in the prices of and markets for petroleum and natural gas from those anticipated at the time of making acquisitions will affect the value of the Trust Units.  In addition, all engineering assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to the Properties.

Changes in Legislation

There can be no assurance that income and capital tax laws, government incentive programs and regulations relating to the petroleum and natural gas industry, such as environmental and operating regulations, will not be changed in a manner which adversely affects Harvest.

Environmental Concerns

The petroleum and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  A breach of such legislation may result in the imposition of fines on the Operating Subsidiaries or the issuance of clean up orders on the Properties.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Harvest.  See "General Business Description – Petroleum and Natural Gas Business".

Additionally, the potential impact of Canada's ratification of the Kyoto Protocol on Harvest's business and the Trust's cash flow from operations and cash available for distribution to Unitholders with respect to instituting reductions of greenhouse gases is difficult to quantify at this time.

Competition

There is strong competition relating to all aspects of the petroleum and natural gas industry.  The Operating Subsidiaries and/or the Trust actively compete for capital, skilled personnel, undeveloped land, acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other petroleum and natural gas organizations, many of which may have greater technical and financial resources than the Operating Subsidiaries and/or the Trust, individually or combined.  Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Potential Conflicts of Interest

Circumstances may arise where members of the Board of Directors or officers of Harvest Operations are directors or officers of corporations which are in competition to the interests of Harvest.  No assurances can be given that opportunities identified by such board members will be provided to the Operating Subsidiaries and/or the Trust.  See "Conflicts of Interest".

Risks Related to Harvest's Petroleum Refining and Related Marketing Operations

Investment in North Atlantic

Harvest's investment in North Atlantic is in the form of interest bearing notes and interests in various partnerships and trusts, and accordingly, Harvest is dependent upon the ability of North Atlantic to pay its interest obligations under the notes and distributions from the various partnerships.  North Atlantic's ability to pay interest and distributions is entirely dependent on its operations and assets which will be impacted by risks typical of refinery and marketing operations.

Volatility of Commodity Prices

North Atlantic's earnings and cash flows from refining and wholesale and retail marketing operations are dependent on a number of factors including fixed and variable expenses (including the cost of crude oil and other feedstocks) and the price at which North Atlantic is able to sell refined products.  In recent years, the market prices for crude oil and refined products have fluctuated substantially.  These prices depend on a number of factors beyond North Atlantic's control, including the demand for crude oil and other refined products, which are subject to, among other things:

●

Changes in the global demand for crude oil and refined products;

●

The level of foreign and domestic production of crude oil and refined products;

●

Threatened or actual terrorist incidents, acts of war, and other worldwide political conditions in both crude oil producing and refined product consuming regions;

●

The availability of crude oil and refined products and the infrastructure to transport crude oil and refined products;

●

Supply and operational disruptions including accidents, weather conditions, hurricanes or other natural disasters;

●

Government regulations including changes in fuel specifications required by environmental and other laws;

●

Local factors including market conditions and the operations of other refineries in the markets in which North Atlantic competes; and

●

The development and marketing of competitive alternative fuels.

Generally, fluctuations in the price of gasoline and other refined products are correlated with fluctuations in the price of crude oil, however, the prices for crude oil and prices for refined products can fluctuate in different directions as a result of worldwide market conditions.  Further, the timing of the relative movement in prices as well as the magnitude of the change could significantly influence refining margins as could price changes occurring during the period between purchasing crude oil feedstock and selling refined products manufactured from the feedstock.  North Atlantic does not produce crude oil and must purchase all of its crude oil feedstock at prices that fluctuate with worldwide market conditions and this could significantly impact North Atlantic's earnings and cash flow.  Although Harvest produces crude oil in western Canada, this crude oil cannot be economically transported to the Refinery.  North Atlantic also purchases refined products from third parties for sale to its customers and price changes during the period between purchasing and selling these products may also impact North Atlantic's earnings and cash flow.

North Atlantic purchases approximately 250,000 megawatt hours of electrical power from Newfoundland and Labrador Hydro, a provincial crown corporation.  A substantial proportion of Newfoundland and Labrador Hydro's electricity is generated by hydroelectric power, a relatively inexpensive source compared to fossil fuel generators.  However, North Atlantic's cost of electrical power has increased from $0.024 per kilowatt hour in 2002 to $0.041 in 2005, a near doubling in price.  Electricity prices have been and will continue to be affected by supply and demand for service in both local and regional markets and continued price increases will impact North Atlantic's earnings and cash flow.

Fluctuations in the Canada-United States Exchange Rates

The prices for crude oil and refined products are generally based on market prices in U.S. dollars while North Atlantic's operating costs and capital expenditures are primarily in Canadian dollars.  Fluctuations in the exchange rates between the U.S. and Canadian dollar will give rise to currency exchange rate exposure for North Atlantic.  Although this currency exchange rate exposure may be hedged, there can be no assurance that a currency exchange rate risk management program will be sufficient to effectively cover all of North Atlantic's exposure.

Disruptions in the Supply of Crude Oil and Delivery of Refined Products

North Atlantic's Refinery receives all of its crude oil feedstock and delivers approximately 90% of its refined products via water born vessels including very large crude carriers capable of handling over 2 million barrels of crude oil.  In addition to environmental risks of handling such vessels discussed below, North Atlantic could experience a disruption in the supply of crude oil because of accidents, governmental regulation or third party actions.  A prolonged disruption in the availability of vessels to deliver crude oil to the Refinery and/or to deliver refined products to market would have a material adverse effect on North Atlantic's business, financial condition and results of operations.

Over the past three years, North Atlantic purchased over 60% of its crude oil feedstock from sources in the Middle East.  North Atlantic does not maintain long term contracts with any of its crude oil suppliers.  To the extent that its crude oil suppliers, particularly suppliers in the Middle East, reduce the volume of crude oil supplied to North Atlantic as a result of declining production or competition or otherwise, North Atlantic's business, financial condition and results of operations would be adversely affected to the extent that North Atlantic was not able to find another supplier with a substantial amount and similar type of crude oil.  Further, North Atlantic has no control over the level of development in the fields that currently supply the Refinery nor the amount of reserves underlying such fields, the rate at which production will decline or the production decisions of the producers which are affected by, among other things, prevailing and projected crude oil prices, demand for crude oil, geological considerations, government regulation and the availability and cost of capital.

North Atlantic is relying on the creditworthiness of Vitol Refining S.A. for its purchase of crude oil feedstock for the Refinery pursuant to the Supply and Offtake Agreement and will be relying on the creditworthiness of Harvest to enter into price risk management contracts to reduce North Atlantic's exposure to adverse fluctuations in the prices of crude oil and refined products.  Accordingly, should the creditworthiness of Vitol Refining S.A. and/or Harvest deteriorate, crude oil suppliers and financial counterparties may change their view on supplying North Atlantic with crude oil and price risk management contracts, respectively, and induce them to shorten the payment terms or require additional credit support, such as letters of credit.  Due to the large dollar amount of credit associated with the volume of crude oil purchases and long-term price risk management contracts, any imposition of more burdensome payment terms on North Atlantic may have a material adverse effect on North Atlantic's and Harvest's financial liquidity which could hinder North Atlantic's ability to purchase sufficient quantities of crude oil to operate the Refinery at full capacity.  In addition, if the price of crude oil increases significantly, the credit requirements to purchase enough crude oil to operate the Refinery at full capacity will also increase.  A failure to operate the Refinery at full capacity could have an adverse material affect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition and the Trust's cash flow from operations.

Operational Risks

The Refinery is a single integrated and interdependent facility which could experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down.  A shutdown of one part of the Refinery could significantly impact the production of refined products and may reduce, and even eliminate, North Atlantic's cash flow.  Any one or more of the Refinery's processing units may require a planned turnaround or encounter unexpected downtime for maintenance or repair and the time required to complete the work may take longer than anticipated.  There are no assurances that the Refinery will produce refined products in the quantities or at the cost anticipated, or that it will not cease production entirely in certain circumstances which could have a material adverse effect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition and the Trust's cash flow from operations.

North Atlantic's refining operations, including the transportation of and storage of crude oil and refined products, are subject to hazards and inherent risks typical of similar operations such as fires, natural disasters, explosions, spills and mechanical failure of its equipment or third-party facilities, any of which can result in personal injury claims as well as damage to North Atlantic's properties and the properties of others.  While North Atlantic carries property, casualty and business interruption insurance, North Atlantic does not maintain insurance coverage against all potential losses, and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.  The occurrence of an event that is not fully covered by insurance could have a material adverse effect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition and the Trust's cash flow from operations.

Currently, North Atlantic has the opportunity and intends to consider opportunities to grow its business through the reconfiguration and enhancement of its Refinery assets with the suite of expansion or de-bottlenecking projects plus a coker project or a visbreaker project for bottoms upgrading.  However, if unanticipated costs occur or North Atlantic's revenues decrease as a result of lower refining margins, operating difficulties or other matters, there may not be sufficient capital to enable North Atlantic to fund all required capital and operating expenses.  There can be no assurance that cash generated by North Atlantic's operations or funding available from debt financings or further investment by Harvest will be available to meet capital and operating requirements.

The operation of refineries and related storage tanks is inherently subject to spills, discharges or other releases of petroleum or hazardous substances.  If any of these events had previously occurred or occurs in the future in connection with any of North Atlantic's Refinery or storage tanks, or in connection with any facilities to which North Atlantic sends wastes or by-products for treatment or disposal, other than events for which North Atlantic is indemnified, North Atlantic could be liable for all costs and penalties associated with their remediation under federal, provincial and local environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills.  The penalties and clean-up costs that North Atlantic may have to pay for releases or spills, or the amounts that North Atlantic may have to pay to third parties for damage to their property, could be significant and the payment of these amounts could have a material adverse effect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition and the Trust's cash flow from operations.

North Atlantic operates in environmentally sensitive coastal waters where tanker operations are closely regulated by federal, provincial and local agencies and monitored by environmental interest groups.  Transportation of crude oil and refined products over water involves inherent risk and subjects North Atlantic to the provisions of Canadian federal laws and the laws of the Province of Newfoundland and Labrador.  Among other things, these laws require North Atlantic to demonstrate its capacity to respond to a "worst case discharge" to a maximum 10,000 metric tonne oil spill.  North Atlantic's marine division manages vessel traffic to the Refinery and works with regulatory authorities on measures to prevent and mitigate the risk of oil spills and other marine related matters.  The marine division has two tugboats to assist in berthing and unberthing tankers at North Atlantic's dock with one tugboat equipped with fire fighting capability and the other equipped for spill response capability.  The tugboat operations have a safety management system certified under the International Safety Management Code and are also certified under the International Ship and Port Security Code.  In addition, North Atlantic has contracted with the Eastern Canada Response Corporation to supplement its resources.  However, there may be accidents involving tankers transporting crude oil or refined products, and response services may not respond in a manner to adequately contain a discharge and North Atlantic as well as Harvest may be subject to a significant liability in connection with a discharge.

North Atlantic has in the past operated service stations with underground storage tanks in the Province of Newfoundland and Labrador, and currently operates 13 retail service stations and 2 cardlock locations, with underground storage tanks.  North Atlantic is required to comply with provincial regulations governing such storage tanks in the Province of Newfoundland and Labrador and compliance with these requirements can be costly.  The operation of underground storage tanks also poses certain other risks, including damages associated with soil and groundwater contamination.  Leaks from underground storage tanks which may occur at one or more of North Atlantic's service stations, or which may have occurred at previously operated service stations, may impact soil or groundwater and could result in fines or civil liability for North Atlantic.  While North Atlantic maintains insurance in respect of such risks, there are no assurances that such insurance will be adequate to fully compensate for any liability North Atlantic may incur if such risks were to occur.

Environmental, Health and Safety Risks

North Atlantic's operations and properties are subject to extensive federal, provincial and local environmental and health and safety regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management and characteristics and composition of gasoline and diesel fuels.  If North Atlantic fails to comply with these regulations, it may be subject to administrative, civil and criminal proceedings by governmental authorities as well as civil proceedings by environmental groups and other entities and individuals.  A failure to comply, and any related proceedings, including lawsuits, could result in significant costs and liabilities, penalties, judgments against North Atlantic or governmental or court orders that could alter, limit or stop North Atlantic's operations.

Consistent with the experience of other Canadian refineries, environmental laws and regulations have raised operating costs and required significant capital investments at the Refinery. Harvest believes that the Refinery is substantially compliant with existing laws and regulatory requirements. However, potentially material expenditures could be required in the future may be required for North Atlantic to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require North Atlantic to make additional unanticipated expenditures.  Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time.  Harvest is not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced.  The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change.  To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition and the Trust's cash flow from operations.

North Atlantic is presently subject to litigation and investigations with respect to the use of MTBE and the delivery of contaminated sulphur (see "Legal Proceedings").  North Atlantic may become involved in further litigation or other proceedings, or may be held responsible in any existing or future litigation or proceedings, the costs of which could be material.

Management Risks

North Atlantic's future performance depends to a significant degree upon the continued contributions of its senior management team and key technical and operations employees.  The loss of one or more members of the senior management team or a number of key technical and operations employees could result in a disruption to North Atlantic's operations.  In addition, North Atlantic faces competition for these key individuals from competitors, customers and other companies operating in the refining industry and to the extent that North Atlantic loses members of its senior management team or key technical and operations employees for any reason, North Atlantic will be required to hire other personnel to manage and operate North Atlantic and it may not be able to locate or employ such qualified personnel on acceptable terms.  As a result, the operating history of North Atlantic which has resulted in revenue and profitability growth rates may not be indicative of North Atlantic's future operations, prospects and viability.

Employee Relations

North Atlantic has approximately 570 full-time employees and 140 part-time employees of which approximately 65% and 90%, respectively, are represented by the United Steel Workers of America pursuant to collective bargaining agreements expiring in 2007 and 2008.  North Atlantic may not be able to renegotiate these collective agreements on satisfactory terms, or at all, which may result in an increase in operating costs.  In addition, the existing collective agreements may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse effect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition and the Trust's cash flow from operations.

Competition

North Atlantic competes with a broad range of refining and marketing companies, including multinational oil companies.  Because of their geographic diversity, larger and more complex refineries, integrated operations and greater resources, some of North Atlantic's competitors may be better able to withstand volatile market conditions, to compete on the basis of price, to obtain crude oil in times of shortage and to bear the economic risks inherent in all phases of the refining industry.

Terrorist Attacks, Threats of Attacks or Acts of War

North Atlantic's business is affected by general economic conditions as well as fluctuations in consumer confidence and spending which can decline as a result of numerous factors outside of its control, such as terrorist attacks, threatened terrorist attacks or acts of war.  Terrorist attacks, as well as events occurring in response to or in connection with them, including future terrorist attacks against Canadian or U.S. targets, rumours or threats of war, actual conflicts involving the military of Canada, the United States or their allies could cause trade disruptions impacting North Atlantic's crude oil suppliers or refined products customers or energy markets generally, and may adversely impact North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition and the Trust's cash flow from operations.

Since the terrorist attacks of September 11, 2001, the Government of the United States of America has issued public warnings that energy-related assets (which could include North Atlantic's Refinery) may be at greater risk of future terrorist attacks than other targets in Canada or the United States.  Such occurrences could significantly impact energy prices, including prices for crude oil and refined products which could have a material adverse effect on North Atlantic's business, financial condition and results of operations as well as Harvest's financial condition and the Trust's cash flow from operations.

Risks Related to Harvest's Structure

Debt Service

As of March 20, 2007, Harvest has indebtedness of approximately $1.3 billion under its Three Year Extendible Revolving Credit Facility.  In addition, letters of credit have been issued to third parties totalling approximately $1 million on behalf of Harvest Operations to secure services, primarily electric power, for its petroleum and natural gas operations.  Harvest Operations has also issued U.S.$250 million of 7 7/8% Senior Notes due October 15, 2011 on which semi-annual interest payments are required.  The Operating Subsidiaries have provided the lenders under its Three Year Extendible Revolving Credit Facility with security over all of Harvest's assets.  If Harvest commits an event of default or the lenders demand repayment, the lenders may foreclose on and/or sell Harvest's assets free from, or together with, the NPI encumbrance.

Certain payments by the Operating Subsidiaries and the Trust's cash distributions to Unitholders are prohibited upon an event of default or demand for repayment under the Three Year Extendible Revolving Credit Facility.  Any indebtedness of the Operating Subsidiaries to the Trust pursuant to the NPI and amounts payable to the Unitholders under the Trust Indenture are subordinate to payment required pursuant to the Three Year Extendible Revolving Credit Facility pursuant to subordination agreements between the Lenders, the Trust, and the Operating Subsidiaries.  These subordination agreements may restrict the ability of the Operating Subsidiaries to pay amounts owing under the NPI to the Trust or pay interest or principal on any indebtedness owing to the Trust or other amounts owing to the Trust, and therefore may limit or eliminate the Trust's cash available for distribution to Unitholders.

Harvest must meet certain ongoing financial and other covenants under the Three Year Extendible Revolving Credit Facility.  The covenants are customary restrictions on the Operating Subsidiaries' operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt and the sale of assets.  Harvest is also subject to certain covenants under the note indenture respecting the 7 7/8% Senior Notes, including limitations on the ability of Harvest to issue secured debt and to pay cash distributions to unitholders.

Debt Repayment

Harvest is permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay other obligations and for working capital purposes.  Borrowings of the Operating Subsidiaries may be repaid with funds received from the Trust.  Debt service costs of the Operating Subsidiaries are deducted in computing income from the Net Profits Interest payments and debt service costs of the Trust reduce the Trust's cash available for distribution to Unitholders.  Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the NPI obligations and result in less cash available for distribution to Unitholders.

Interest and principal payable pursuant to the 7 7/8% Senior Notes are payable in U.S. dollars.  Harvest is permitted to borrow funds under the credit facilities in U.S. dollars and would be required to settle interest and principal amounts in the same currency.  Variations in the Canadian/U.S. currency exchange rate could result in a significant increase in the amount of the interest and principal payments under the Three Year Extendible Revolving Credit Facility and the 7 7/8% Senior Notes, thereby reducing the Trust's cash available for distribution to Unitholders.

Variability of Cash Distributions

The Operating Subsidiaries may retain a portion of their cash flows from the Properties to facilitate the development of the Properties.  Harvest believes this will assist in maintaining distributions over a longer period than would otherwise be the case if all cash flows from the Properties were paid to the Trust and subsequently distributed to the Unitholders.  Future cash flows from such Properties may not be sufficient to fully recover the development costs and may not generate sufficient cash flows to allow the Operating Subsidiaries to maintain their Net Profits Interest payments to the Trust resulting in a reduction in the Trust's cash available for distribution to Unitholders over the longer term.

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments.  Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders.  The Trust Units do not represent a traditional investment in the petroleum and natural gas sector and should not be viewed by investors as shares in Harvest Operations or any of the Operating Subsidiaries.  The Trust Units represent a fractional interest in the Trust.  As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.  The Trust's sole assets will be Permitted Investments, the NPI, the Direct Royalties and related contractual rights.  The market price per Trust Unit will be a function of anticipated cash distribution to Unitholders, the value of the Properties acquired by Harvest and the Operating Subsidiaries' ability to affect the long-term cash flows from the Properties.  The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable petroleum and natural gas properties.  Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture.  No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust.  Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture also provides that all contracts signed by or on behalf of the Trust, whether by Harvest Operations, the Trustee, or otherwise, must (except as the Trustee or Harvest Operations may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely by the Board of Directors of Harvest Operations in view of the fact that all business operations are carried on by the Operating Subsidiaries.

The activities of the Trust and Operating Subsidiaries are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Operating Subsidiaries and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

The provinces of Alberta and Ontario have recently passed legislation providing unitholders of mutual fund trusts the same limited liability protections afforded shareholders of corporations.

Investment Eligibility

If the Trust ceases to qualify as a "mutual fund trust" for purposes of the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education savings plans ("RESPs") (collectively, "Exempt Plans").  Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan.  In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units or any gains realized on a disposition of the Trust Units while they are not qualified investments.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, the Trust's and the Operating Subsidiaries' ability to make the necessary capital investments to maintain or expand its petroleum and natural gas reserves will be impaired.  To the extent the Trust or the Operating Subisdiaries are required to use cash flow to finance capital expenditures or property acquisitions, the cash available for distribution to Unitholders will be reduced.

Dilution

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of Harvest Operations may determine. In addition, the Trust may issue additional Trust Units from time to time pursuant to the Trust Unit Rights Incentive Plan, Unit Award Incentive Plan and DRIP Plan.  The possible issuance of these Trust Units could result in dilution to holders of Trust Units.

Reliance on Management of Harvest Operations

Unitholders will be dependent on the management of Harvest Operations in respect of the administration and management of all matters relating to the Properties, the NPI, the Direct Royalties, the Operating Subsidiaries, the Trust, and the Trust Units.  Investors who are not willing to rely on the management of Harvest Operations should not invest in the Trust Units.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Net Asset Value

The net asset value of the Trust will vary dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of the Trust.

Structure of the Trust

From time to time, the Trust may take steps to organize its affairs in a manner that minimizes taxes and other expenses payable with respect to the operation of the Trust and the Operating Subsidiaries and maximizes the amount of cash available for distributions to Unitholders.  If the manner in which the Trust structures its affairs is successfully challenged by taxation or other authorities, the amount of cash available for distribution to Unitholders may be affected.

Proposed Changes to The Tax Act

On October 31, 2006, the Minister of Finance of the Government of Canada proposed to apply a tax at the mutual fund trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate income tax rates in Canada and to treat such distributions as dividends to the unitholders (the "October 31 Proposals").  On December 21, 2006 the Minister of Finance released draft legislation to implement the October 31, 2006 Proposals pursuant to which, commencing January 1, 2011 (provided Harvest only experiences "normal growth" and no "undue expansion" before then), certain distributions from Harvest which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the mutual fund trust level.  Assuming the October 31 Proposals are ultimately enacted in their present form, the implementation of such legislation would be expected to result in adverse tax consequences for Harvest and certain Unitholders (including most particularly Unitholders that are tax deferred or non-residents of Canada) and may impact cash available for distribution to Unitholders.

In the days following the announcement of the Proposal, a communications and government relations program was launched by an organization of which Harvest is a member, the Canadian Association of Income Funds ("CAIF").  CAIF was formed in 2002 to represent and promote the interests of all Canadian income funds, publicly listed limited partnerships, income trusts and royalty trusts, regardless of the sector or nature of the trust's business.  A second organization, the Coalition of Canadian Energy Trusts ("CCET") was formed in the weeks following October 31, 2006, which has in its membership all of the Canadian oil and gas royalty trusts, including Harvest, and the majority of the related energy services and infrastructure trusts.  Both independently and through its support and membership in the above two organizations, Harvest has been actively involved with efforts to educate and inform government representatives about the negative implications this Proposal presents for trusts generally and energy trusts specifically.

Management believes that the October 31 Proposals may reduce the value of the Trust Units, which would be expected to increase the Trust's cost of raising capital in the public markets.  In addition management believes that the October 31 Proposals are expected to: (a) substantially eliminate the competitive advantage that Harvest and other Canadian energy trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner; and (b) place Harvest and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation.  The October 31 Proposals are also expected to make trust units less attractive as an acquisition currency resulting in it becoming more difficult for Harvest to compete for acquisitions.  There can be no assurance that Harvest will be able to reorganize its structure to substantially mitigate the expected impact of the October 31 Proposals.

Further, the proposals provide that any "undue expansion" (being defined as expansion beyond "normal growth") could result in the adverse tax consequences resulting from the proposals being realized sooner than January 1, 2011.  On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" whereby "normal growth" would include equity growth within certain "safe harbour" limits measured by reference to the market capitalization of the respective publicly traded mutual fund trust as of the end of trading on October 31, 2006.  The market capitalization would include only the market value of the issued and outstanding trust units and exclude any convertible debt, options or other interests convertible into or exchangeable for trust units.  These safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010.  Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period.  Additional details of the Department of Finance's guidelines include the following:

(a)

new equity includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b)

replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c)

the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour.

The Trust's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding Trust Units, was approximately $3.7 billion, which means the Trust's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $1.5 billion, and for each of calendar 2008, 2009 and 2010 is an additional approximately $735 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect Harvest's ability to raise the capital required to maintain and grow its existing operations in the ordinary course prior to January 1, 2011, they could adversely affect the cost of raising capital and Harvest's capability to undertake more significant acquisitions.

CAIF and CCET launched extensive public relations and government relations campaigns, held media and press conferences, and conducted individual and group meetings with government representatives, including the Minister of Finance.  Through late January and early February 2007, the House of Commons Finance Committee held hearings to review the decision to tax income trusts, which featured testimony from financial experts, interest groups and other expert witnesses.  The Committee subsequently issued a report that included a series of recommendations for amending the Proposal, including a reduction in the proposed tax rate and an extension of the transition period from four years to ten years.

It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed.

Risks Particular to Unitholders Resident in the United States and Other Non-Resident Unitholders

Unitholders Resident in the United States May be Subject to Passive Foreign Investment Company Rules

The Trust may be a passive foreign investment company for United States federal income tax purposes for the 2006 taxable year and in subsequent taxable years.  To date, Harvest has not received advice that the Trust should not be considered a passive foreign investment company for the 2006 taxable year or previous taxable years.  If the Trust were classified as a passive foreign investment company, Unitholders resident in the United States (other than most tax-exempt investors) would be subject to adverse tax rules.  Under these adverse tax rules, Unitholders resident in the United States generally would be required to allocate any gain or excess distributions, which include any annual distributions other than in the first year the unitholder held the Trust Units, that is greater than 125% of the average annual distributions received by that unitholder in the three preceding taxable years or, if shorter, that unitholder's holding period for Trust Units.  The amount allocated to the current taxable year and any year prior to the first year in which Harvest was a passive foreign investment company would be taxed as ordinary income in the current year. The amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other taxable years.  Holders will not be able to make a "qualifying electing fund" election or, with respect to the Trust's Operating Subsidiaries that were considered to be passive foreign investment companies, a "mark-to-market" election to protect themselves from these adverse consequences if Harvest were ultimately determined to be a passive foreign investment company. Unitholders resident in the United States are strongly urged to consult their own tax advisors regarding the United States federal income tax consequences of Harvest's possible classification as a passive foreign investment company and the consequences of such classification.

Unitholders Resident in the United States and Other Non-Resident Unitholders may be subject to Additional Taxations

The Tax Act and the tax treaties between Canada and other countries may impose additional withholding and other taxes on the cash distributions or other property paid by the Trust to unitholders who are not residents of Canada and these taxes may change from time to time.  For instance, since January 1, 2005, a 15% withholding tax is applied to all cash distributions made to all unitholders who are not residents of Canada.

The Ability of Unitholders Resident in the United States and Other Non-Resident Unitholders to Enforce Civil Remedies May be Limited

The Trust is a trust organized under the laws of Alberta, Canada and Harvest's principal place of business is in Canada.  The directors and officers of Harvest Operations are residents of Canada and most of the experts who provide services to Harvest are resident of Canada and all or a substantial portion of their assets and Harvest's assets are located within Canada.  As a result, it may be difficult for investors in the United States or other non-Canadian jurisdictions (a "Foreign Jurisdiction") to effect service of process within such Foreign Jurisdiction upon such directors, officers and representatives of experts who are not residents of the Foreign Jurisdiction or to enforce against them judgements of courts of the applicable Foreign Jurisdiction based upon civil liability under the securities laws of such Foreign Jurisdiction, including United States federal securities laws or the securities laws of any state within the United States.  In particular, there is doubt as to the enforceability in Canada against Harvest or any of its directors, officers or representative of experts who are not residents of the United States, in original actions or in actions for enforcement of judgement of United States courts of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

DISTRIBUTIONS TO UNITHOLDERS

Cash available for distribution consists of any amounts received by the Trust pursuant to the NPI and the Direct Royalties, any interest or other income from Permitted Investments, dividends on the shares or other securities of the Operating Subsidiaries less all expenses and liabilities of the Trust, including debt service costs, which are due or accrued and which are chargeable to income.

The actual amount of cash available for distribution depends on, among other things, the quantity and quality of crude oil, natural gas and natural gas liquids produced, prices received for such production, direct expenses of the Trust, taxes, operating costs, transportation and processing costs, capital expenditures, debt service costs, Crown and other royalties, other Crown charges, net contributions to the reclamation funds, net contributions by the Operating Subsidiaries to the Reserve Account, and general and administrative costs of the Trust and the Operating Subsidiaries.  See "Risk Factors".  The Operating Subsidiaries also have the discretion to incur debt or retain cash in order to modify seasonal and other variations in cash available for distribution.  Unitholders may also receive distributions of the net proceeds received from sales of Properties to the extent Harvest Operations determines not to use those proceeds to acquire additional Properties.

Unitholders of record on a Record Date are entitled to receive a cash distribution which will become payable on the 15th day of the month following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day of the month following the Record Date.

Pursuant to the provisions of the Trust Indenture all income earned by the Trust in a fiscal year, not previously distributed in that fiscal year, must be distributed to Unitholders of record on December 31.  This excess income, if any, will be allocated to Unitholders of record at December 31 but the right to receive this income, if the amount if not determined and declared payable at December 31, will trade with the Trust Units until determined and declared payable in accordance with the rules of the Toronto Stock Exchange.  To the extent that a Unitholder trades Trust Units in this period they will be allocated such income but will dispose of their right to receive such distribution. The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust for the periods indicated.

	2007	2006	2005	2004
January	$0.38	$0.35	$0.20	$0.20
February	$0.38	$0.35	$0.20	$0.20
March	$0.38	$0.38	$0.20	$0.20
April	$0.38(2)	$0.38	$0.20(1)	$0.20
May		$0.38	$0.20	$0.20
June		$0.38	$0.20	$0.20
July		$0.38	$0.20	$0.20
August		$0.38	$0.20	$0.20
September		$0.38	$0.20	$0.20
October		$0.38	$0.20	$0.20
November		$0.38	$0.20	$0.20
December		$0.38	$0.20	$0.20

Notes:

(1)

In addition to the regular cash payment to Unitholders on April 15, 2005, the Trust also paid an extra distribution valued at $0.252 in the form of trust units to holders of record on March 31, 2005.

(2)

The Trust announced on January 10, 2007 that monthly cash distribution of $0.38 per Trust Unit will be paid on April 16, 2007 to Unitholders of record on March 20, 2007.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Harvest Energy Trust was created, and Trust Units issued, pursuant to the Trust Indenture.  The Trust Indenture provides for the administration of Harvest, the investment of Harvest's assets, the calculation and payment of cash distributions to Unitholders, the calling of and conduct of business at meetings of Unitholders, the appointment and removal of the Trustee and the redemption of Trust Units.  Among other things, material amendments to the Trust Indenture, the early termination of Harvest and the sale or transfer of all or substantially all of the property of Harvest require the approval of a Special Resolution by 66 2/3% of the votes cast at a Special Meeting of the Unitholders.  The Trust Indenture has been amended and restated on each of July 10, 2003, May 4, 2005 and February 3, 2006.

The Trust has also issued five series of unsecured subordinated convertible debentures and in addition has also assumed two additional series of unsecured subordinated convertible debentures upon the completion of the acquisition of Viking on February 3, 2006.  The Debentures are governed by the terms of the Debenture Indenture.  These Debentures are convertible into fully paid and non-assessable Trust Units, at the option of the holder, at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by the Trust for redemption.  The conversion price per Trust Units is specified for each series.

On June 30, 2004, Harvest Operations issued 600,587 Exchangeable Shares to former shareholders of Storm Energy Inc. who were residents of Canada and elected to receive such shares.  The Exchangeable Shares were exchangeable into Trust Units at a pre-determined ratio which was increased for each distribution made by the Trust subsequent to June 30, 2004.  The Exchangeable Shares were provided equivalent voting rights as those of Unitholders through an agreement pursuant to which the holders of Exchangeable Shares could direct the Trustee to vote at meetings of Unitholders.  After retractions of 145,040 shares in 2004, 272,578 shares in 2005 and 156,067 shares in 2006, Harvest Operations elected on March 16, 2006 to exercise its de minimus redemption right to redeem all of the remaining Exchangeable Shares outstanding on June 22, 2006 for a cash payment totalling $1.0 million following which there were no Exchangeable Shares outstanding.

The Trust Indenture allows for the creation of an unlimited number of Special Voting Units to enable the Trust to effect exchangeable securities transactions.  Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the securityholder's securities, which may not otherwise be available.  In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.  Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by Harvest's Board in the resolution authorizing the issuance of any Special Voting Units.  Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.  As of December 31, 2006, one Special Voting Unit was outstanding having been issued in connection with Harvest Operations of Exchangeable Shares on June 30, 2004 none of which are outstanding as of December 31, 2006.  This Special Voting Unit was subsequently cancelled.

Trust Units and the Trust Indenture

Effective upon the amendment and restatement of the Trust Indenture which occurred concurrent with the closing of the Viking Arrangement on February 3, 2006, the Trust is authorized to issue three classes of Trust Units, described and designated as Ordinary Trust Units, Special Trust Units and Special Voting Units, pursuant to the amended and restated Trust Indenture.  Each Ordinary Trust Unit entitles the holder or holders thereof to one vote at any meeting of the unitholders and each Special Trust Unit shall entitle the holder or holders thereof to three-sixteenths of one vote at any meeting of the unitholders.  The Special Trust Units were created and issued to enable the closing of the Viking Arrangement and all have been subsequently cancelled.  Unless otherwise specifically designated as such, all references to Trust Units are deemed to be references to Ordinary Trust Units.

As of March 20, 2007, there were 130,069,755 Trust Units (122,096,172 Trust Units at December 31, 2006) issued and outstanding.  Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust.  All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right" below).  See "Risk Factors – Risks Related to Harvest's Structure Nature of Trust Units".

The Trust Indenture also provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine.  The Trust Indenture also provides that Harvest Operations may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as Harvest Operations may determine.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust.  Corporate law does not govern the Trust and the rights of Unitholders.  As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.  The rights of Unitholders are specifically set forth in the Trust Indenture.  In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), and in some cases, the Winding Up and Restructuring Act (Canada).  As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

The following is a summary of certain provisions of the Trust Indenture and the Trust Units.  For a complete description, reference should be made to the Trust Indenture, as may be subsequently amended and superseded, a copy of which may be viewed at the offices of, or obtained from, the Trustee and a copy of which has been filed on www.sedar.com.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture.  No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.  The provinces of Alberta and Ontario have recently passed legislation providing Unitholders of mutual fund trusts the same protections afforded shareholders of corporations.  See "RISK FACTORS – Risks Related to Harvest's Structure Unitholder Limited Liability".

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption.  Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" (as defined in the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

The Trust Indenture imposes limitations on the amount of cash consideration the Trust may pay out for the Trust Units tendered for redemption and also provides for the determination of the value of the Market Redemption Price payable if the Trust Units are not listed for trading on the TSX or any other stock exchange.  The details of these provisions can be reviewed in further detail in the Trust Indenture filed at www.sedar.com.

It is anticipated that this Redemption Right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Promissory notes of Harvest Operations or the Trust which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes.  Such notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Ownership

The Trust Indenture provides that it is intended that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act.  For the Trust to qualify as a "mutual fund trust" for the purposes of the Tax Act, it is required that, among other things, (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non-residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the "Asset Test").  Harvest believes that the Trust has at all material times satisfied the Asset Test and accordingly, for purposes of the Tax Act, the Trust should qualify as a "mutual fund trust".

In addition, Harvest, with the assistance of its transfer agent and registrar for the Trust Units, Valliant Trust Company, maintains a process of soliciting participant declaration forms from all registered holders of its Trust Units.  The participation declaration forms requires the certification of the number of Trust Units held by non-residents of Canada and the number of non-residents holders, all as defined by the Tax Act.  This process includes the solicitation of such forms by the Canadian Depository for Securities and, indirectly, the Depository Trust company.  At the end of each quarter, Harvest instructs Valiant Trust Company to complete this solicitation process and report the results.  As at December 31, 2006, the non-resident holders of Trust Units represented approximately 54% of the Trust's issued and outstanding Trust Units.

Trustee

Valiant Trust Company is the trustee of the Trust.  All of the administrative and management powers of the Trustee relating to the Trust and the operations of the Trust have been delegated to Harvest Operations pursuant to the Trust Indenture and the Administration Agreement.  Notwithstanding this general delegation, pursuant to the Administration Agreement, the Trustee has agreed not to delegate any authority to manage the following affairs of the Trust:

(a)

the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b)

the maintenance of a register of Unitholders;

(c)

the cash distributions paid to Unitholders, although the calculation of the amount of the distribution shall be made by Harvest Operations and approved by the Harvest Board;

(d)

the mailing of notices, financial statements and reports to Unitholders pursuant to the Trust Indenture, although Harvest Operations shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e)

the provision of a basic list of registered Unitholders to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f)

the amendment or waiver of the performance or breach of any term or provision of the Trust Indenture on behalf of the Trust;

(g)

the renewal or termination of the Administration Agreement on behalf of the Trust; and

(h)

any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

The Trustee is required under the Trust Indenture to exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

At each annual meeting, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders.  The Trustee may also be removed by Harvest Operations upon delivery of a notice in writing Harvest Operations to the Trustee in limited circumstances. Such resignation or removal becomes effective only upon the approval of the Unitholders by Special Resolution, the acceptance or appointment of a successor trustee and the assumption by the successor trustee of all obligations of the Trustee and in the same capacity.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any valuation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Harvest Operations, or any other person to whom the Trustee has, with the consent of Harvest Operations, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Harvest Operations to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Delegation of Authority, Administration and Governance

Harvest Operations (and, accordingly, the Harvest Board) has generally been delegated the significant management decisions of the Trust.  In particular, the Trustee has delegated to Harvest Operations responsibility for any and all matters relating to the following: (i) an offering of securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Harvest Operations currently has a board of directors consisting of 8 individuals, and has presented a slate of 8 directors to the Unitholders at the 2007 Annual Meeting.  Pursuant to the Trust Indenture, Unitholders are entitled to elect the Board of Directors annually.  Prior to all annual meetings, Harvest Operations will deliver an information circular and form of proxy to Unitholders with respect to the election of the directors of Harvest Operations at any such meeting.

Under the NPI Agreements, the Operating Subsidiaries have the exclusive control and authority over development of, and recovery of petroleum, natural gas and natural gas liquids from, the Properties and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests.  The Harvest Board has determined that all significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of capital expenditure budgets; (iii) the approval of risk management policies and activities proposed to be undertaken, and (iv) the establishment of credit facilities, shall be made by the Harvest Board.

In exercising its powers and discharging its duties, Harvest Operations must act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator would exercise in comparable circumstances.  Harvest Operations' objective in exercising its powers and discharging its duties is to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust.  In pursuing such an objective, Harvest Operations employs and will continue to employ prudent oil and natural gas business practices.  All of Harvest Operations' business is and will continue to be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

The Harvest Board reviews on an ongoing basis both the nature and extent of the services required of Harvest Operations by the Trust and the costs of providing such services.

General and administrative costs are deducted from production revenues in computing income from the Net Profits Interest to the extent not paid from the residual income of Harvest Operations or deducted by the Trust in determining cash available for distribution to Unitholders.  General and administrative costs are generally charged to the Trust by Harvest Operations based on direct costs incurred in fulfilling the obligations of Harvest Operations to the Trust pursuant to the Trust Indenture and the Administration Agreement. Harvest Operations is entitled to reimbursement for all of its direct and indirect expenses, costs and expenditures in connection with the creation, start-up, set-up and organization of the Trust.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture, the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust.  Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Harvest Operations and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by Harvest Operations and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition.  A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder.  Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Take-Over Bid

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099.  In the event that the Trust is wound-up, the Trustee will sell and convert into cash the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust.  However, in no event shall the Trust be wound-up until the Direct Royalties have been disposed of. After paying, retiring or discharging, or making provision for the payment, retirement, or discharge of all known liabilities and obligations of the Trust and after providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The consolidated financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants.  The audited consolidated financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trust to registered Unitholders and the unaudited interim consolidated financial statements of the Trust will be mailed to registered Unitholders within the periods prescribed by securities legislation.  The year end of the Trust is December 31.  The Trust is subject to the continuous disclosure obligations under the applicable securities legislation of each of the provinces and certain of the territories of Canada.

Borrowing By the Trust

Pursuant to the Trust Indenture, the Trustee is permitted to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, Harvest Operations and any other subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person.  Debt service costs incurred by the Trust are deducted in determining the cash available for distribution to Uniholders.

Debentures and the Debenture Indenture

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not, however, include a description of all of the terms of each series of Debentures, and reference should be made to the respective Debenture Indenture filed at www.sedar.com for a complete description of such terms.

General

The Debentures are issued under the Debenture Indenture.  The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Debenture Indenture. The Debentures are issuable only in denominations of $1,000 and integral multiples thereof.

Each series of Debentures will specify a maturity date, an interest rate, the terms of the conversion privilege and the redemption terms, if any.  The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "- Payment upon Redemption or Maturity" and "- Redemption and Purchase".  The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures are direct obligations of the Trust and are not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination".  The Debenture Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

Each Debenture is convertible at the holder's option into fully paid and non-assessable Units at any time prior the earlier of the Final Maturity Date and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures at a specified conversion price. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Debenture Indenture will provide for the adjustment of the specified conversion price in certain events including: (a) the subdivision, redivision or consolidation, reduction or combination of the outstanding Units; (b) the distribution of Units to holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course).  There will be no adjustment of the specified conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date.  The Trust will not be required to make adjustments in the specified conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Units or in the case of any consolidation, amalgamation, arrangement or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of an unsecured subordinated convertible debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the registered holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures may be redeemable after a specified date and prior to maturity in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice as specified for each series of Debentures plus accrued and unpaid interest thereon, if any.  In the case of redemption of less than all of a series of Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.  The Trust has the right to purchase the Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon.  The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Units to the holders of the Debentures.  Any accrued and unpaid interest thereon will be paid in cash.  The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be.  No fractional Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Debenture Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on the Debentures will be subordinated in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust is defined in the Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust or any subsidiary of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures.

The Debenture Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon.  The Debenture Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Debenture Trustee, unless the Senior Indebtedness has been repaid in full.  No holder of a Debenture has the right to institute any act or proceeding to enforce the Debentures in a manner inconsistent with the terms of the Indenture.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors.  Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facilities and the Existing Debentures.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders.  Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders except for distributions that have been publicly announced by the Trust.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price").  The Debenture Indenture provides that a change of control does not include a merger, reorganization, combination or other similar transaction if the previous holders of Trust Units and securities convertible or carrying the right to acquire Trust Units hold at least 50% of the voting control or direction in such merged, reorganized, combined or other continuing entity.

The Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer.  The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price.  Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Restrictions on Certain Transactions

The Debenture Indenture contains provisions to the effect that subject to the discussion under "Offers for Debentures" below, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless, among other things prior to or contemporaneously with the consummation of such transaction the Trust and the Successor shall have executed such instruments and done such things as are necessary or advisable to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures and the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under the Debenture Indenture.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture (an "Interest Payment Date"), by delivering sufficient Units to the Debenture Trustee to satisfy all or any part, as the case may be, of the Interest Obligation in accordance with the Debenture Indenture (the "Unit Interest Payment Election").

The Debenture Indenture provides that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Debenture Indenture sets forth the procedures to be followed by the Trust and the Debenture Trustee in order to affect the Unit Interest Payment Election.  If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default

The Debenture Indenture provides that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon receipt of a written request signed by holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable.  In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, by written request, instruct the Debenture Trustee to waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Debenture Indenture contains provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the Securities Act (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Debenture Indenture provides that the Trust shall not issue additional unsecured subordinated convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Debenture Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Units of the Trust and any outstanding exchangeable equity interests of the Trust (other than subordinated convertible debt) by the current market price of the Units on the relevant date.

Premium DistributionTM, Distribution Reinvestment and Optional Trust Units Purchase Plan ("DRIP Plan")

The Trust has adopted the DRIP Plan which is available to eligible Unitholders (the DRIP Plan is not currently available to residents of the United States).  The DRIP Plan provides eligible holders of Trust Units the means of accumulating additional Trust Units by reinvesting cash distributions.  At the discretion of Harvest Operations, Trust Units will be issued from treasury at 95% of the market price of the Trust Units (calculated as the weighted average trading price of the Trust Units on the TSX for the period commencing on the second Business Day following the record date applicable to such distribution payment, and the second Business Day immediately prior to the distribution payment date on which at least a board lot of Trust Units is traded).

Effective August 23, 2005, the DRIP Plan includes a unique feature which allows eligible Unitholders to elect, under the Premium DistributionTM component of the DRIP Plan, to deliver Trust Units which have been received pursuant to the distribution reinvestment component of the DRIP Plan to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date (subject to a proration in certain events under the DRIP Plan).  Canaccord Capital Corporation has been designated as the plan broker under the Premium DistributionTM component of the DRIP Plan.

Participants in the DRIP Plan are also permitted to purchase additional Trust Units at 100% of the market price (as described above) of the Trust Units by investing additional sums to a maximum of up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month and a minimum of $5,000 per remittance; provided that the total number of Trust Units that may be issued each fiscal year pursuant to optional cash payments is restricted to not more than 2% of the number of issued and outstanding Trust units at the commencement of that year.  As at March 20, 2007, 10,658,967 Trust Units have been issued from treasury since February 15, 2003 as a result of Unitholder participation in the DRIP Plan with proceeds of approximately $281.4 million.

Stability Ratings

Dominion Bond Rating Services Limited ("DBRS") maintains a stability rating system for income funds to provide an indication of both the stability and sustainability of cash distributions per trust unit, which is essentially an assessment of an income fund's ability to generate sufficient cash to pay out a stable level of distributions on a per unit basis over the longer term.  The DBRS stability ratings provide opinions and research on funds related to the stability and sustainability of distributions over time and are not a recommendation to buy, sell or hold the trust units.  In determining a DBRS stability rating, the following factors are evaluated: (1) operating characteristics, (2) asset quality, (3) financial profile, (4) diversification, (5) size and market position, (6) sponsorship/governance, and (7) growth.  The rating categories range from STA-1 being the highest stability and sustainability of distributions per unit to STA-7 being poor stability and sustainability with each category refined into further subcategories of high, middle and low providing a total of 21 possible rating categories.

On May 13, 2005, DBRS initiated coverage of the Trust and assigned a stability rating of STA-6 (high) citing its strengths as a steady distribution since inception, a conservative payout ratio of 52% of operating cash flow in 2004, the acquisition of the 19,000 BOE/d of production in September of 2004 as positive in diversifying its production mix and reserve base and management's hedging of 50% to 75% of its net production to reduce cash flow volatility.  While recognizing favourable oil price outlook for 2006, DBRS noted the Trust's challenges as high balance sheet leverage, average production decline rates of 22% combined with low capital spending placing increasing reliance on purchasing reserves in a competitive acquisition market and a significant proportion of heavy oil production which have generally higher operating costs and is subject to price differential risk.

On June 29, 2006, DBRS upgraded the stability rating of the Trust to STA-5 (low) following its merger with Viking.  Based on its ranking as the fifth largest oil and gas trust, DBRS cited the increased size of core operating areas as providing operating efficiencies and improved access to field services which are in tight supply in western Canada.  In addition, DBRS noted the Trust's strengths as a high degree of control over costs with its operated properties representing 85% of total production, the retention of senior Viking management with expertise in heavy oil production complementing its significant heavy oil assets, a larger asset base providing greater access to more favourable lending terms and an active hedging program ensuring some cash flow certainty.  The Trust rating also reflected a below average reserve life index among DBRS-rated trusts, an 80% to 85% payout ratio which is high compared to its peers and a continued reliance on acquisitions to maintain its long term asset base.

Following its announcement of the acquisition of Birchill and equity financing on July 26, 2006, DBRS confirmed the STA-5 (low) rating of the Trust noting the high cost of the acquisition as reflective of a broader industry trend with more emphasis placed on probable reserves in evaluating acquisitions in a highly competitive environment.  In addition, DBRS recognized that the Birchill properties fit well with the Trust's existing assets providing a high degree of certainty regarding expectation of future performance and that the 50:50 debt and equity financing should result in a modest decline in the Trust's payout ratio.

On August 23, 2006, DBRS placed the stability rating of Harvest "Under Review with Negative Implications" following its proposed acquisition of North Atlantic citing the multiple paid as likely being at the height of the market.  DBRS also noted that the North Atlantic refinery is well located with ready access to the eastern United States finished products markets as well as crude oil supply sources globally while recognizing that the vertical integration provides cash flow diversification, additional opportunities to achieve growth and creates a much large entity which should lead to greater financial resources, liquidity and a lower average cost of capital over time.  The rating action reflects (1) the initially debt funded transaction would result in a substantially higher debt to capital and debt to cash flow ratios; (2) Harvest's limited expertise in the refining segment which is a highly cyclical business with significant margin volatility; and, (3) the North Atlantic refinery is relatively small and a single asset in an industry that is increasingly focused on scale to achieve cost advantages and market presence.

On November 1, 2006, DBRS placed the stability ratings of select Canadian income trusts "Under Review with Developing Implications" following the Federal Minister of Finance's announcement to make significant changes to the way in which Canadian income trusts will be taxed in the future.  For income trusts that plan to reduce the level of their distributions to unitholders to reflect the additional tax burden, the reduction would be viewed as a one time event and DBRS's analytical focus would then be on the stability and sustainability of distributions following the adjustments.  Under this scenario, the stability ratings would likely be confirmed; however, the proposed legislation could encourage certain trusts to develop alternative capitalization or operating strategies.  Until DBRS is able to discuss these issues with those trusts implementing alternative capitalization or operating strategies, their ratings would remain under review.  Harvest's stability rating would also be subject to this latest "Under Review with Developing Implications" rating adjustment.

MARKET FOR SECURITIES

The Trust Units are listed and traded on the TSX and the New York Stock Exchange ("NYSE").  The trading symbol on the TSX for the Trust Units is "HTE.UN", and on the NYSE is "HTE".  The Trust has issued three series of unsecured subordinated debentures which trade on the TSX under the symbols "HTE.DB" for the 9% Debentures Due 2009, "HTE.DB.A" for the 8% Debentures Due 2009, "HTE.DB.B" for the 6.5% Debentures Due 2010, "HTE.DB.E" for the 7.25% Debentures Due 2013 and "HTE.DB.F" for the 7.25% Debentures Due 2014.  In addition, pursuant to the Viking Arrangement, the Trust assumed the two outstanding series of convertible debentures that Viking had outstanding as of February 3, 2006.  These debentures trade on the TSX under the symbols "HTE.DB.C" ("VKR.DB" prior to the Viking Arrangement) for the 10.5% Debentures Due 2008 and "HTE.DB.D" ("VKR.DB.A" prior to the Viking Arrangement) for the 6.4% Debentures Due 2012. The trading history for each of the series of debentures is presented below.

The following sets forth the price range and consolidated trading volume of the Trust Units on the TSX and the NYSE for the periods indicated.

	TSX			NYSE
	Price Range			Price Range
	High	Low	Volume	High	Low	Volume
2006
January	$38.51	$36.51	4,284,479	$33.50	$31.73	3,275,300
February	$37.99	$32.06	9,809,410	$33.17	$27.75	8,056,800
March	$34.83	$32.10	13,561,855	$30.13	$28.00	6,589,100
April	$35.83	$33.71	8,547,311	$31.50	$28.96	5,095,700
May	$35.18	$31.22	12,099,146	$31.78	$28.00	7,424,500
June	$34.44	$28.84	9,782,528	$31.25	$26.05	7,943,900
July (1)	$34.43	$32.30	9,524,720	$30.44	$28.60	6,372,800
August	$34.85	$33.07	14,579,844	$31.15	$29.41	11,285,700
September	$34.84	$28.02	19,233,640	$31.52	$25.07	13,936,800
October	$33.12	$27.10	17,327,408	$29.49	$24.00	13,379,000
November	$29.90	$24.64	29,031,801	$26.55	$21.70	33,322,600
December	$27.02	$25.44	8,129,854	$23.55	$21.90	15,547,600

2007
January	$26.22	$23.20	12,822,502	$22.20	$19.70	16,693,600
February	$27.49	$24.81	10,036,635	$23.55	$21.18	10,059,454
March (1-20)	$28.55	$25.96	6,437,281	$24.25	$21.97	7,564,850

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 9% Debentures Due 2009 as reported by the TSX under the symbol "HTE.DB" for the periods indicated.

2006	High	Low	Close	Volume
January	$266.77	$264.47	$265.00	270
February	No trades	No trades	No trades	-
March	No trades	No trades	No trades	-
April	$240.07	$240.07	$240.07	250
May	$242.91	$228.00	$228.00	460
June	$228.00	$220.02	$227.75	500
July	$238.51	$238.51	$238.51	100
August	$250.00	$241.32	$241.32	280
September	No trades	No trades	No trades	-
October	No trades	No trades	No trades	-
November	No trades	No trades	No trades	-
December	$193.50	$186.00	$186.00	770

2007
January	$180.99	$173.00	$180.99	140
February	$190.02	$176.01	$178.32	760
March (1-20)	$193.10	$193.10	$193.10	100

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 8% Debentures Due 2009 as reported by the TSX under the symbol "HTE.DB.A" for the periods indicated.

2006	High	Low	Close	Volume
January	$237.00	$229.00	$231.65	1,510
February	$249.00	$233.00	$249.00	750
March	$215.00	$206.77	$215.00	1,775
April	$220.00	$205.11	$220.00	400
May	$220.00	$218.00	$218.00	630
June	$204.97	$189.44	$195.00	980
July	$208.00	$195.00	$208.00	200
August	$211.46	$205.00	$211.46	860
September	$206.24	$195.53	$195.53	300
October	$202.84	$184.48	$195.02	2,710
November	$175.00	$160.02	$165.00	2,290
December	$166.78	$162.00	$166.62	860

2007
January	No trades	No trades	No trades	-
February	$170.00	$156.66	$170.00	1,600
March (1-20)	$165.02	$165.02	$165.02	100

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.5% Debentures Due 2010 as reported by the TSX under the symbol "HTE.DB.B" for the periods indicated.

2006	High	Low	Close	Volume
January	$123.25	$118.71	$121.00	12,360
February	$120.68	$107.74	$108.75	34,210
March	$111.70	$107.50	$110.70	15,580
April	$115.00	$109.92	$110.95	15,170
May	$112.00	$106.00	$109.32	21,940
June	$111.70	$103.00	$108.25	62,540
July	$109.00	$106.87	$108.50	3,740
August	$112.00	$107.98	$110.05	13,040
September	$112.30	$102.72	$104.04	54,440
October	$107.50	$101.00	$106.25	65,130
November	$102.70	$96.00	$99.80	55,640
December	$100.00	$98.75	$99.99	21,140

2007
January	$100.00	$96.00	$100.00	10,635
February	$102.69	$93.26	$99.25	18,710
March (1-20)	$102.49	$98.50	$100.20	6,290

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 10.5% Debentures Due 2008 as reported by the TSX under the symbol "HTE.DB.C" for the periods indicated.

2006	High	Low	Close	Volume
January[1]	$131.75	$125.60	$127.45	11,060
February	$125.00	$112.99	$125.00	1,510
March	$119.00	$111.58	$118.07	2,450
April	$123.00	$116.14	$120.00	2,790
May	$119.91	$100.08	$116.00	4,540
June	$118.00	$103.00	$115.00	8,250
July	$118.00	$110.42	$118.00	4,060
August	$120.00	$113.00	$115.50	55,990
September	$120.00	$103.00	$107.32	3,610
October	$114.00	$104.02	$111.96	9,320
November	$113.18	$102.50	$105.30	7,650
December	$105.75	$105.01	$105.50	1,760

2007
January	$105.50	$103.25	$105.00	1,650
February	$106.00	$103.50	$105.00	4,530
March (1-20)	$104.50	$103.00	$103.23	3,060

Note:

(1)

Traded as VKR.DB during this period, and assumed by Harvest effective February 3, 2006

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.4% Debentures Due 2012 as reported by the TSX under the symbol "HTE.DB.D" for the periods indicated.

2006	High	Low	Close	Volume
January[1]	$104.99	$102.52	$103.50	73,950
February	$104.00	$101.50	$102.85	47,430
March	$103.49	$102.00	$102.95	61,550
April	$103.69	$100.55	$100.61	53,440
May	$102.00	$97.01	$99.66	69,650
June	$100.45	$98.00	$100.45	46,310
July	$100.99	$99.62	$100.25	27,600
August	$101.00	$99.25	$99.50	36,190
September	$100.50	$99.00	$99.70	44,030
October	$100.90	$97.51	$99.00	43,250
November	$98.03	$90.02	$90.50	63,950
December	$91.99	$90.25	$91.25	61,010

2007
January	$92.00	$90.34	$91.30	45,600
February	$98.49	$90.76	$96.01	45,760
March (1-20)	$97.50	$92.53	$94.69	20,810

Note:

(1)

Traded as VKR.DB during this period, and assumed by Harvest effective February 3, 2006.

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.25% Debentures Due 2009 subsequent to their issue on November 22, 2006 as reported by the TSX under the symbol "HTE.DB.E" for the periods indicated.

2006	High	Low	Close	Volume
November (22-30)	$98.25	$97.00	$97.99	216,560
December	$99.00	$97.00	$99.00	359,210
2007
January	$99.00	$95.00	$96.15	231,410
February	$98.97	$96.00	$98.35	364,150
March (1-20)	$99.69	$96.50	$99.44	146,090

The 7.25% Debentures Due 2014 issued on February 1, 2007 are listed for trading on the TSX under the symbol "HTE.DB.F". The following table sets forth the high, low and closing trading prices and the aggregate trading volume of these Debentures subsequent to their issue as reported by the TSX under the symbol "HTE.DB.F" for the periods indicated.

	High	Low	Close	Volume
2007
February	$105.75	$99.75	$103.50	573,990
March (1-20)	$106.50	$102.00	$106.00	224,680

DIRECTORS AND OFFICERS OF HARVEST OPERATIONS CORP.

The names, municipalities of residence, present positions with Harvest Operations and principal occupations during the past five years of the directors and officers of Harvest Operations are set out in the table below.

Name and Municipality of Residence	Position with Harvest Operations	No. of Trust Units Held (1)	Principal Occupation

Kevin A. Bennett(4) Calgary, Alberta	Director	513,735

Professional engineer; independent businessman involved in founding and the directorship of several oil and gas, and energy services companies. Co-founded Harvest Energy Trust in 2002 with Mr. Chernoff. From Sept. 1998 to Sept. 2001, was President, Chief Operating Officer and a director of Ventus Energy Ltd. (a public oil and gas company).

John A. Brussa (3)(5) Calgary, Alberta	Director	376,528	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).

M. Bruce Chernoff (3)(5) Calgary, Alberta	Director, Chairman	6,442,238(6)

Professional Engineer; Chairman of Harvest Operations; President and Director of Caribou (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. (a public oil and natural gas company).

Verne G. Johnson(2) Calgary, Alberta	Director	60,381	Independent businessman since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group (a public oil and natural gas trust) from 2000 to 2002.

Hector J. McFadyen(2) Calgary, Alberta	Director	55,329

Independent businessman and Director of Hunting PLC (a public UK based international oil services company); Director of Computershare Trust Company of Canada (a private Canadian company that manages the administration of shareholder and employee records from public and private companies throughout North America); formerly, President, Midstream Division, Alberta Energy Company Ltd. (now EnCana Ltd., a public oil and natural gas company) until 2002.

Dale Blue(2)(7) Mississauga, Ontario	Director	20,373

Independent consultant; until 2001, Chairman, President & Chief Executive Officer of Chase Manhattan Bank of Canada (a financial services company), and Managing Director of Chase Manhattan Bank in New York (a financial services company); over thirty years experience in financial services, has served on numerous domestic and international Boards.

Name and Municipality of Residence	Position with Harvest Operations	No. of Trust Units Held (1)	Principal Occupation

David J. Boone(4) (7) Calgary, Alberta	Director	11,644

Professional Engineer; President, Escavar Energy Inc. (a private oil and natural gas company); prior thereto, Executive Vice President of EnCana Corporation (a public oil and natural gas company) and President of EnCana's Offshore and International Operations division, 2002 – 2003; prior thereto, Executive Vice-President and Chief Operating Officer of PanCanadian Petroleum (a public oil and natural gas company), 2000 – 2002; prior thereto, various positions with Imperial Oil (a public oil and natural gas company); also Vice-Chair, Canadian National Committee of the World Petroleum Congress.

William Friley(3)(5) (7) Calgary, Alberta	Director	24,686

President and Chief Executive Officer of Telluride Oil and Gas Ltd. (a private oil and natural gas company), President of Skyeland Oils Ltd. (a private oil and natural gas company), Director of Mustang Resources Inc. (a public oil and natural gas company), and Chairman of TimberRock Energy Corporation (a private oil and natural gas company); Prior thereto, President and Chief Executive Officer of Triumph Energy Corporation (a public oil and natural gas company).

John Zahary(8) Calgary, Alberta	President & CEO	77,799(9)

Professional Engineer, President and Chief Executive Officer of Harvest Operations since February 2006. Prior thereto, President and Chief Executive Officer of VHI (a public oil and natural gas trust) since May 11, 2004; President of Petrovera Resources (a private oil and natural gas company) from June 1999 to March 2004.

Robert Fotheringham(8) Calgary, Alberta	Chief Financial Officer	23,393

Chartered Accountant, Chief Financial Officer of Harvest Operations since February 2006. Prior thereto was Vice President, Finance and Chief Financial Officer of VHI since June, 2004; Chief Financial Officer of Inter Pipeline Fund (a public pipeline limited partnership) from February 2003 to April 2004; Chief Financial Officer of True North Energy Corporation (a private oil sands development company) from November 2001 to January 2003.

Rob Morgan(8) Calgary, Alberta	Chief Operating Officer - Upstream	27,330

Professional Engineer, Chief Operating Officer - Upstream of Harvest Operations since February, 2006. Prior thereto was Vice President, Operations and Corporate Development of VHI since June, 2004; Manager, Planning at Canadian Natural Resources Limited (a public oil and natural gas company) from March 2004 to June 2004; Vice President Corporate Development, and Vice President Engineering of Petrovera Resources (a private oil and natural gas company) from May 1999 to March 2004.

Jacob Roorda(8) Calgary, Alberta	Vice President, Corporate	347,330(10)

Professional Engineer, Vice President, Corporate of Harvest Operations since February 2006. Prior thereto was President of Harvest Operations since August 2002; from June 1999 to July 2002, Managing Director, Research Capital (a mid-sized investment banking dealer).

Name and Municipality of Residence	Position with Harvest Operations	No. of Trust Units Held (1)	Principal Occupation

Gary Boukall Calgary, Alberta	Vice President, Geosciences	13,193

Professional Geologist; On March 16, 2007, appointed Vice President, Geosciences of Harvest Operations; from December 2002 to March 2007 held various senior technical and management positions with Harvest Operations; Prior thereto was a lead geologist at Burlington Resources Ltd.

James Sheasby Calgary, Alberta	Vice President, Engineering	nil

Professional Engineer; On March 16, 2007 appointed Vice President, Engineering of Harvest Operations; from February 2, 2006 to March 2007 was Manager, Engineering of Harvest Operations; from November 2005 to February 2, 2006 was Manager Engineering of Viking Holdings; from November 2004 to October 2005 was Vice President, Engineering of Hygait Resources; from February 2004 to October 2004 was an Exploitation Engineer at Canadian Natural Resources Ltd.; Prior thereto was a Team Lead at Petrovera Resources.

Neil Sinclair Calgary, Alberta	Vice President, Operations	11,078(11)

On March 16, 2007 appointed Vice President, Operations of Harvest Operations; from February 2, 2006 to March 2007 was Manager, Operations of Harvest Operations; from June 9, 2004 to February 2, 2006 was Manager Operations of Viking Holdings Inc.; from February 2004 to June 9, 2004 was Manager of Technical Services at PennWest Petroleum Ltd.; Prior thereto was Manager, Operations at Petrovera Resources.

Phillip L. Reist Calgary, Alberta	Vice President, Controller	5,607

Chartered Accountant; On March 16, 2007 appointed Vice President, Controller of Harvest Operations. From February 2, 2006 to March 16, 2007 was the Controller of Harvest Operations; Controller of Viking Holdings from September 12, 2005 to February 2, 2006; Vice President, Controller of PennWest Petroleum Ltd. from March 2004 to June 2005; and prior thereto was Vice President, Finance and Controller of Petrovera Resources.

David J. Rain(8) Calgary, Alberta	Corporate Secretary	58,164

Chartered Accountant; Corporate Secretary of Harvest Operations since February 2006 and since June 1999, Vice President Finance and Chief Financial Officer and a Director of Caribou Capital Corp. (an investment management company) since June 1999. Previously was Vice President and Chief Financial Officer of Harvest Operations since July 2004; prior thereto Vice President, Finance and Chief Financial Officer of Petrobank (a public oil and natural gas company) from October 2001 to March 2004.

Steven Saunders(8) Calgary, Alberta	Assistant Corporate Secretary and Director of Taxation	3,196

Chartered Accountant; On March 16, 2007, was appointed Assistant Corporate Secretary and relinquished the Treasurer role. Was appointed Treasurer of Harvest Operations on February 2, 2006 and Director of Taxation of Harvest Energy Trust since November 2004; Prior thereto was International Tax Analyst with EnCana Corporation.

Dean Beacon Calgary, Alberta	Treasurer	nil	Appointed Treasurer of Harvest Operations on March 16, 2007; Prior thereto was a Senior Advisor, Corporate Finance at Talisman Energy Inc.

Notes:

(1)

Represents all Trust Units held directly or indirectly or over which such person exercises control or direction as at March 20, 2007.  Based upon information provided by the director or officer to the Trust.

(2)

Member of the Audit Committee.

(3)

Member of the Corporate Governance Committee.

(4)

Member of the Reserves, Safety and Environment Committee.

(5)

Member of the Compensation Committee.

(6)

Includes Trust Units held by entities controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.

(7)

Appointed as a director on February 3, 2006 following the completion of the Viking Arrangement.

(8)

Effective February 3, 2006 the following changes were made to Harvest Operations' Officers: John Zahary, former President & Chief Executive Officer of Viking became President & Chief Executive Officer of Harvest Operations; Robert Fotheringham, former Vice President, Finance & Chief Financial Officer of Viking became Vice President, Finance & Chief Financial Officer of Harvest Operations; Rob Morgan, former Vice President, Operations & Chief Operating Officer of Viking became Vice President, Engineering and Chief Operating Officer of Harvest Operations; Jacob Roorda, former President of Harvest Operations became Vice President, Corporate; David Rain, former Vice President, Finance & Chief Financial Officer of Harvest Operations became Corporate Secretary; Steve Saunders became Treasurer and Director of Taxation.

(9)

Includes 2,902 Trust Units held by Mr. Zahary's spouse.

(10)

Includes 81,669 Trust Units held by Mr. Roorda's spouse.

(11)

Includes 415 Trust Units held by Mr. Sinclair's spouse.

(12)

The terms of office of all of the directors will expire at the next annual unitholders' meeting of the Trust

As at March 20, 2007, the directors, nominated directors and officers of Harvest Operations and their associates and affiliates, as a group, held, directly or indirectly, or exercise control or direction over, approximately 8,072,004 Trust Units or approximately 6.21% of the outstanding Trust Units.

Corporate Cease Trade Orders or Bankruptcies

Mr. John Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses and the creation of two public corporations:  Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.).

Other than the item referenced above, no director, executive officer or unitholder holding a sufficient number of Trust Units to affect materially the control of the Trust has, within the last 10 years, been a director or executive officer of any company that, while such person was acting in that capacity: was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or  within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Personal Bankruptcies

No director, executive officer or Unitholder holding a sufficient number of Trust Units to affect materially the control of the Trust has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Penalties or Sanctions

No director, executive officer or Unitholder holding a sufficient number of Trust Units to affect materially the control of the Trust has, within the last 10 years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of Interest

Directors and officers of Harvest Operations may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise.  See "Risk Factors".  Properties will not be acquired from officers or directors of Harvest Operations or persons not at arm's length with such persons at prices which are greater than fair market value, nor will Properties be sold to officers or directors of Harvest Operations or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board.  There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501.

Circumstances may arise where members of the Harvest Board serve as directors or officers of corporations which are in competition with the interests of Harvest Operations and the Trust. No assurances can be given that opportunities identified by such board members will be provided to Harvest Operations and the Trust.

LEGAL AND REGULATORY PROCEEDINGS

There are no legal or regulatory proceedings which the Trust or any subsidiary of the Trust is a party or of which any of their property is subject, nor are there any proceedings known to Harvest to be contemplated that involves a claim for damages exceeding ten per cent of our current assets, other than methyl tertiary butyl ether ("MTBE") proceedings against North Atlantic in The State of New Hampshire versus Amerada Hess Corp. et al, in of more than 100 MTBE product liability litigation cases that have been consolidated for pre-trial purposes in this matter.  The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE.  Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants.  All consolidated law suits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over North Atlantic in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims.  Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the combined financial statements in respect of this matter.  In addition, Harvest received an indemnity under the Purchase and Sale Agreement from the vendor of the shares of North Atlantic, Vitol Group B.V., in respect of this contingent liability.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and executive officers of the Trust, any person or company that is the direct or indirect beneficial owner, or who exercises control or direction over more than 10% of the outstanding Trust Units, or any known associate or affiliate of such persons or company, in any transaction within the three most recently completed financial years or during the current financial year.

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company, at its principal offices in Calgary, Alberta, is the transfer agent and registrar of the Trust Units, 9% Debentures Due 2009, 8% Debentures Due 2009, 6.5% Debentures Due 2010, 7.25% Debentures Due 2013, and 7.25% Debentures Due 2014.  The transfer agent and registrar of the 10.5% Debentures due 2008 and 6.40% Debentures Due 2012 is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by the Trust within the most recently completed financial year, or before the most recently completed financial year but still in effect, are the following:

1.

the Trust Indenture between Harvest Operations Corp. and Valiant Trust Company described in "Trust Indenture";

2.

the Indenture between Harvest Energy Trust, Harvest Operations Corp. and Valiant Trust Company in connection with the 9% Debentures Due 2009, 8% Debentures Due 2009, 6.5% Debentures Due 2010, 7.25% Debentures Due 2013, and 7.25% Debentures Due 2014 and the Debentures Indenture between Viking energy Royalty Trust and Computershare Trust Company of Canada in connection with the 10.5% Debentures Due 2008 and 6.40% Debentures Due 2012 described in "GENERAL DESCRIPTION OF CAPITAL – and the Debenture Indenture";

3.

the Indenture between Harvest Operations Corp., the Subsidiary Guarantors, Harvest Energy Trust and U.S. Bank National Association in connection with the 7 7/8% Senior Notes;

4.

CDN$450,000,000 Bridge Credit Agreement dated October 19, 2006;

5.

Amended and Restated Credit Agreement dated October 19, 2006; and

6.

The Trust's Unit Incentive Plan and Unit Award Incentive Plan.

Copies of each of these documents have been filed on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Trust during, or related to, the Trust's most recently completed financial year other than McDaniel, GLJ and Sproule, the Trust's Independent Reserve Engineering Evaluators and KPMG LLP, the Trust's auditors.  As at the date hereof, none of the principals of McDaniel, GLJ, and Sproule as a group, directly or indirectly, owned more than 1% of the Units and KPMG LLP has advised Harvest's Audit Committee that they are independent with respect to the Trust within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associate or affiliate of the Trust except for John A. Brussa, a director of Harvest Operations, who is a partner at Burnet, Duckworth & Palmer LLP which law firm renders legal services to Harvest.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

As a Canadian issuer listed on the New York Stock Exchange (the "NYSE"), we are not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, we are only required to comply with three of the NYSE Rules (i) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; and (iii) provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies listed under the NYSE.  The Trust has disclosed in the corporate governance section of its website at www.harvestenergy.ca that it does not have an internal audit function.  Except as described, the Trust is in compliance with the NYSE corporate governance standards in all other significant respects.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and interests of insiders in material transactions, where applicable, is contained in the Trust's Information Circular – Proxy Statement dated March 20, 2007 which relates to Annual Meeting of Unitholders to be held on May 16, 2007.  Additional financial information is provided in Harvest's audited consolidated financial statements and notes there to for the year ended December 31, 2006 which may be found on SEDAR at www.sedar.com.

APPENDIX A

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Harvest Operations Corp. (the "Company") on behalf of Harvest Energy Trust (the "Trust") are responsible for the preparation and disclosure of information with respect to the Company's and the Trust's other subsidiaries' oil and natural gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)

(i)

proved and proved plus probable oil and natural gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(b)

the related estimated future net revenue; and

(c)

(ii)

proved oil and natural gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(iii)

the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's and the Trust's other subsidiaries' reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves, Safety & Environment Committee (the "RSE Committee") of the board of directors of the Company has:

(a)

reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)

met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)

reviewed the reserves data with management and the independent qualified reserves evaluators.

The RSE Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and natural gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the RSE Committee, approved:

(a)

the content and filing with securities regulatory authorities of the reserves data and other oil and natural gas information;

(b)

the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)

the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "John Zahary"	(signed) "Rob Morgan"
John Zahary	Rob Morgan
President & CEO	Vice President, Engineering & COO
(signed) "Kevin Bennett"	(signed) "David Boone"
Kevin Bennett	David Boone
Director and Chairman of the RSE Committee	Director and Member of the RSE Committee
February 28, 2006

1

APPENDIX B

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the Board of directors of Harvest Operations Corp. (the "Corporation"):

We have evaluated the Corporation's and Harvest Energy Trust's other subsidiaries' reserves data as at December 31, 2006. The reserves data consist of the following:

(a)

(i)

Proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(b)

The related estimated future net revenue; and

(c)

(ii)

Proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(iii)

The related estimated future net revenue; and

The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute on Mining, Metallurgy & Petroleum (Petroleum Society).

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

The following table sets forth the estimated future net revenue (before deductions of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs, and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2006. This table also identifies the respective portions thereof that we have evaluated and reported on to the Corporation's Management and Board of directors.

			Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate)($M)
Independent Qualified Reserves Evaluator or Auditor	Preparation Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
McDaniel and Associates Consultants Ltd.	March 7, 2007	Canada	-	1,186,293	-	1,186,293
GLJ Petroleum Consultants Ltd.	February 23, 2007	Canada	-	1,430,091	-	1,430,091
Sproule Associates Ltd.	March 19, 2007	Canada	-	660,501	-	660,501
Totals				3,276,885		3,276,885

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective dates.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

2

Executed as to our report referred to above:

(Signed) McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	(Signed) GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada

(Signed) Sproule Associates Ltd. Calgary, Alberta, Canada

1

APPENDIX C

HARVEST OPERATIONS CORP. AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit Committee of the board of directors is attached hereto as Appendix "C".  The members of the Audit Committee are Dale Blue, Verne Johnson and Hector McFadyen.

Composition of the Audit Committee

The Board of Directors has determined that each member of the Audit Committee is an "independent" director and "financially literate" in accordance with National Instrument 52-110.  In considering criteria for the determination of financial literacy, the Board of Directors looked at the ability to read and understand a balance sheet, an income statement and cash flow statement of a public company as well as the director's past experience in reviewing or overseeing the preparation of financial statements.

Relevant Education and Experience

Name (Director Since)	Principal Occupation & Biography
Mr. Dale Blue (February 2006) Other Canadian Public Board of Director Memberships None

Mr. Blue received a Bachelor of Arts degree in economics from the University of Manitoba and has over thirty years experience in the financial services industry and has held senior positions with Chase Manhattan Bank of Canada and Chase Manhattan Bank in New York.  He has also served on the Board of Directors of numerous Canadian public companies and various private companies.

Mr. Verne Johnson (December, 2002) Other Canadian Public Board of Director Memberships Fort Chicago Energy Partners, LP Builders Energy Services Trust Suroco Energy Mystique Energy Gran Tierra Energy

Mr. Johnson received a Bachelor of Science degree in in Mechanical Engineering from the University of Manitoba and has accumulated over 35 years of experience in the oil and natural gas industry with multinational majors as well as has served in senior management positions on a number of Alberta based junior and intermediate exploration and production companies.  He also serves on several other Boards, including the Boards of other trusts, and on a number of audit committees.

Mr. Hector McFadyen (December, 2002) Other Canadian Public Board of Director Memberships None

Mr. McFadyen has a Masters of Arts degree in economics from the University of Calgary and a Bachelor of Arts degree in economics from Sir George Williams University and has accumulated over 35 years of oil and natural gas industry experience primarily with a senior producer based in Alberta with significant international business interests where he served as a member of the senior management team.  He currently serves as a Director of Hunting PLC (a public UK based international oil services company) and privately-held Computershare Trust Company of Canada.

Pre-Approval of Policies and Procedures

All non-audit or special services performed by any independent accountants must be first approved by the Audit Committee.  All remuneration provided to the Trust's auditor and any independent accountants are also approved by the Audit Committee.  The Trust's auditor meets with the Audit Committee, without management present, at least annually and more often at the request of either the Audit Committee or the auditor.

2

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Trust's external auditor in each of the last two fiscal years for audit services (audit and review of Harvest's annual financial statements and review of quarterly financial statements), were $1,080,950 in 2006 and $292,000 in 2005.

Audit and Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance related services by the Trust's external auditor that are reasonably related to the performance of the audit or review of the Trust's financial statements that are not reported under "Audit Fees" above were $66,342 in 2006 and $33,000 in 2005.  These fees are primarily related to French translation fees.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Trust's external auditor for regular tax compliance, tax advice and tax planning were $29,800 in 2006 and $69,430 in 2005.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Trust's auditors other than services reported above were nil in 2006 and in 2005.

1

APPENDIX D

HARVEST OPERATIONS CORP. AUDIT COMMITTEE MANDATE AND TERMS OF REFERENCE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Harvest Operations Corp. ("HOC") to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.  The primary objectives of the Committee are as follows:

1.

to assist directors to meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Harvest and related matters;

2.

to provide better communication between directors and external auditors;

3.

to enhance the external auditor's independence;

4.

to increase the credibility and objectivity of financial reports; and

5.

to strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1.

The Committee shall be comprised of at least three (3) directors of HOC, none of whom are members of management of HOC and all of whom are "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") unless the Board shall have determined that the exemption contained in Section 3.6 of MI 52-110 is available and has determined to rely thereon.

2.

The Board shall appoint the Committee Chair, who shall be an unrelated director.

3.

All of the members of the Committee shall be "financially literate" (as defined in MI 52-110) unless the Board shall determine that an exemption under MI 52-110 from such requirement in respect of any particular member is available and has determined to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

1.

It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2.

It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to Harvest's Internal Control Systems:

(a)

identifying, monitoring and mitigating business risks; and

(b)

ensuring compliance with legal, ethical and regulatory requirements.

3.

It is a primary responsibility of the Committee to review the annual and interim financial statements of Harvest and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval.  The process should include but not be limited to:

2

(a)

reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

(b)

reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(c)

reviewing accounting treatment of unusual or non-recurring transactions;

(d)

ascertaining compliance with covenants under loan agreements;

(e)

reviewing disclosure requirements for commitments and contingencies;

(f)

reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(g)

reviewing unresolved differences between management and the external auditors; and

(h)

obtain explanations of significant variances with comparative reporting periods.

4.

The Committee is to review the financial statements, prospectuses, MD&A, annual information forms ("AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval.  The Committee must be satisfied that adequate procedures are in place for the review of Harvest's disclosure of all other financial information and shall periodically assess the accuracy of those procedures.

5.

With respect to the appointment of external auditors by the Board, the Committee shall:

(a)

recommend to the Board the external auditors to be nominated;

(b)

recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall report directly to the Committee;

(c)

on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Trust to determine the auditors' independence;

(d)

when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(e)

review and pre-approve any non-audit services to be provided to Harvest or its subsidiaries by the external auditors and consider the impact on the independence of such auditors.  The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

6.

Review with external auditors (and internal auditor if one is appointed by Harvest) their assessment of the internal controls of Harvest, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses.  The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Harvest and its subsidiaries.

7.

The Committee shall review risk management policies and procedures of Harvest (i.e. hedging, litigation and insurance).

3

8.

The Committee shall establish a procedure for:

(a)

the receipt, retention and treatment of complaints received by Harvest regarding accounting, internal accounting controls or auditing matters; and

(b)

the confidential, anonymous submission by employees of Harvest of concerns regarding questionable accounting or auditing matters.

9.

The Committee shall review and approve Harvest's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Harvest.

10.

The Committee shall have the authority to investigate any financial activity of Harvest.  All employees of Harvest are to cooperate as requested by the Committee.

11.

The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of Harvest without any further approval of the Board.

Meetings and Administrative Matters

1.

At all meetings of the Committee every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2.

The Chair shall preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee present shall designate from among the members present the Chair for purposes of the meeting.

3.

A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4.

Meetings of the Committee should be scheduled to take place at least four times per year.  Minutes of all meetings of the Committee shall be taken.  The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5.

The Committee shall meet with the external auditor at least once per year (in connection with the preparation of the year end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6.

Agendas, approved by the Chair, shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7.

The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

8.

Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

9.

The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10.

Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.  The Board may fill vacancies on the Committee by appointment from among its members.  If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.  Subject to the foregoing, each member of the Committee shall hold such office until the close of the next annual meeting of unitholders following appointment as a member of the Committee.

4

Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Harvest Energy Trust should be read in conjunction with our audited consolidated financial statements and accompanying notes for the years ended December 31, 2006 and 2005. In this MD&A, reference to "Harvest", "we", "us" or "our" refers to Harvest Energy Trust and all of its controlled entities on a consolidated basis. The information and opinions concerning our future outlook are based on information available at March 12, 2006.

When reviewing our 2006 results and comparing them to 2005, readers should be cognizant that the 2006 results include a full year of operations from our Hay River acquisition in August 2005, eleven months of operations from our acquisition of Viking Energy Royalty Trust ("Viking") in February 2006, and five months of operations from the Birchill Energy Limited ("Birchill") acquisition in August 2006. In addition, on October 19, 2006, we acquired North Atlantic Refining Ltd. ("North Atlantic") and our 2006 results include North Atlantic operations from the date of acquisition. The combination of these events significantly impacts the comparability of our operations and financial results for 2006 to the results of 2005.

All references are to Canadian dollars unless otherwise indicated. Tabular amounts are in thousands of dollars unless otherwise stated. Natural gas volumes are converted to barrels of oil equivalent ("boe") using the ratio of six thousand cubic feet ("6 mcf") of natural gas to one (1) barrel of oil ("bbl"). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of crown and other royalties, unless otherwise stated.

We use certain financial reporting measures that are commonly used as benchmarks within the oil and natural gas industry in the following MD&A such as Cash Flow, Payout Ratio, Cash General and Administrative Expenses and Operating Netbacks and with respect to the refining industry, Gross Margin, and Operating Income (calculation tables within the MD&A) each as defined in this MD&A. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader. Please refer to the discussion under the heading "Non-GAAP Measures" at the end of this MD&A for a detailed discussion of these reporting measures.

2006 Consolidated Financial and Operating Highlights

  Cash Flows of $551.7 million for the year ended December 31, 2006 with production of 59,729 boe/d, an increase of $241.9 million and 23,158 boe/d over the prior year, respectively, primarily due to continued strength in oil prices, and the acquisition of Viking in February 2006 and Birchill in August 2006.

  Acquisition of North Atlantic Refining Ltd. for cash consideration of $1.6 billion on October 19, 2006 resulting in the addition of a 115,000 bbl/d medium gravity sour refinery to our petroleum and natural gas operations in western Canada.

  Completed a $376.9 million capital program in western Canada resulting in 252 gross petroleum and natural gas wells drilled with a success rate of 98% and incremental reserves replacing approximately 87% of 2006 production (prior to the conversion of previously booked undeveloped reserves) as well as an exit production rate at the end of the year of 65,023 boe/d.

  Maintained our monthly distributions at $0.38 per trust unit per month through the year resulting in a Payout Ratio of 85%.

  Established revolving credit facilities totaling $1.4 billion on a secured covenant based agreement with a three year extendable term as well as established an incremental $800 million of bridge facilities for the North Atlantic acquisition which have now been fully repaid.

  Raised $1.2 billion with the issuance of 22,672,250 trust units and $609.5 million principal amount of convertible debentures including the offering closed in February 2007.

  Fourth quarter Cash Flows of $156.3 million with a payout ratio of 86%.

SELECTED ANNUAL INFORMATION

The table below provides a summary of our financial and operating results for the twelve month periods ended December 31, 2006, December 31, 2005 and December 31, 2004. Detailed commentary on individual items within this table is provided elsewhere in this MD&A.

	Year ended December 31

($000s except where noted)				Change 2006
	2006	2005	2004	to 2005
Revenue, net(1)	1,388,196	436,452	212,118	218%

Cash Flow(2)	551,724	309,843	123,710	78%
Per trust unit, basic(2)	$5.43	$6.66	$4.94	(18%)
Per trust unit, diluted(2)	$5.24	$6.35	$3.97	(17%)

Net income (loss)	136,046	104,946	11,241	30%
Per trust unit, basic	$1.34	$2.25	$0.45	(40%)
Per trust unit, diluted	$1.33	$2.19	$0.43	(39%)

Distributions declared	468,787	153,494	64,563	205%
Distributions declared, per trust unit	$4.53	$3.20	$2.40	42%
Payout ratio (2)(3)	85%	50%	52%	35%

Bank debt	1,595,663	13,869	75,519	11,405%
Senior debt	291,350	290,750	300,500	-
Convertible Debentures	601,511	44,455	25,750	1253%
Total long-term financial liabilities	2,488,524	349,074	401,769	613%

Total assets	5,745,558	1,308,481	1,050,483	339%

PETROLEUM AND NATURAL GAS OPERATIONS

Daily Production
Light to medium oil (bbl/d)	27,482	17,590	12,336	56%
Heavy oil (bbl/d)	13,904	13,747	8,495	1%
Natural gas liquids (bbl/d)	2,247	824	472	173%
Natural gas (mcf/d)	96,578	26,461	10,999	265%
Total daily sales volumes (boe/day)	59,729	36,571	23,136	63%

Cash capital expenditures	376,881	120,508	42,662	213%

	As at December 31, 2006		As at December 31, 2005

Reserves (mBOE), based on Forecast prices and costs	Gross	Net	Gross	Net
Proved reserves	159,235	137,663	87,731	77,567
Probable reserves	61,036	52,231	31,946	27,984
Total proved plus probable (P+P) reserves	220,271	189,894	119,677	105,551

REFINING AND MARKETING OPERATIONS
(from October 19, 2006 the date of acquisition to December 31, 2006)

Average daily throughput (bbl/d)	86,890	-	-	n/a
Aggregate throughput (mbbl)	6,343	-	-	n/a

Cash capital expenditures	21,411	-	-	n/a
(1) Revenues are net of royalties and risk management activities
(2) These are non-GAAP measures; please refer to "Non-GAAP Measures" in this MD&A.
(3) Ratio of distributions declared to Cash Flows, excluding special distribution of $10.7 million settled with the issuance of trust units in 2005.

OVERALL PERFORMANCE

Subsequent to our acquisition of North Atlantic, Harvest is a fully integrated energy trust. Our petroleum and natural gas business is focused on the operation and development of quality properties in western Canada. We employ a disciplined approach to the oil and natural gas business, whereby we acquire high working interest, large resource-in-place, stable producing properties and employ "best practice" technical and field operational processes to extract maximum value. These operational processes include: diligent hands-on management to maintain and maximize production rates, the application of technology and selective capital investment to maximize reservoir recovery, and the enhancement of operational efficiencies to control and reduce expenses. Our refining and marketing business is focused on the efficient operation of a medium gravity, sour crude hydrocracking refinery and a petroleum marketing business both located in the Province of Newfoundland and Labrador. We were attracted to this asset because of its low Cash Flow multiple and relatively low level of annual capital reinvestment required relative to our petroleum and natural gas business.

We generated Cash Flows of $551.7 million ($5.43 per basic trust unit) with petroleum and natural gas production of 59,729 boe/d in the year ended December 31, 2006, compared to Cash Flows of $309.8 million ($6.66 per basic trust unit) and production of 36,571 boe/d in 2005. This $241.9 million increase in Cash Flow is substantially attributed to the incremental impact of the Viking acquisition on our Cash Flows and to a lesser degree, the impact of the Birchill and North Atlantic acquisition. In addition, the continued strong crude oil and heavy oil differential pricing environment positively impacted our Cash Flows during the year, offsetting relative weakness in natural gas prices.

We are vulnerable to the price differentials between Edmonton Par and Bow River as our production is approximately 23% weighted towards heavy oil, which is priced off of the Bow River Stream and a portion of our light/medium production is also priced off of the Bow River Stream. For the year ended December 31, 2006 compared to December 31, 2005, heavy oil differentials were narrower overall and this is reflected in our Cash Flows. With the acquisition of the North Atlantic refinery, which processes medium gravity crude oil, our exposure to wide differentials is somewhat mitigated as our Cash Flows from the refinery are stronger when heavy oil differentials are wider. However, these positive changes to our Cash Flows have been partially offset by the rising cost pressures in the petroleum and natural gas service sector.

Production increases over the prior year are primarily attributed to the acquisitions made during 2006 as well as our successful development drilling program. These increases were offset by several production disruptions during the year: in Markerville, where approximately 3,500 boe/d of production was shut-in for the month of July and the first week of August following a fire at a non-operated gas processing facility; in Hay River, where production was impacted by first quarter maintenance turnarounds and our drilling program and in the fourth quarter due to a temporary shutdown of Rainbow pipeline; and, in Bellshill, where power disruptions impacted production. However, despite the production challenges experienced during the year we were able to exit 2006 with an average production of 65,023 boe/d. Our fourth quarter 2006 production volumes were 63,436 boe/d, compared to 38,834 boe/d in the fourth quarter of 2005, an increase of 63% attributed to acquisitions made during 2006 and our drilling program, partially offset by the shutdown of the Rainbow pipeline.

Distributions declared during the year totaled $4.53 per trust unit, for a payout ratio of 85%. Annual distributions declared were $1.33 per trust unit (or 42%) higher than those declared in the prior year, when the payout ratio was 50%. For the year ended December 31, 2006 the participation in our distribution reinvestment plan was approximately 38% while for the year ended December 31, 2005 the Distribution Reinvestment Plan ("DRIP") participation was 25%. Our DRIP plan enables us to settle our distributions through the issue of units and allows us to use the cash to reinvest in our capital program or for debt repayment. With potential increases in Cash Flow in 2007 due to the acquisition of the refinery and the increase of the floor prices of a number of price risk management contracts in 2007 and assuming a $0.38 per trust unit monthly distribution level, we anticipate a reduction in our 2007 payout ratio.

On February 3, 2006, Viking was acquired with the issuance of 46,040,788 trust units to former Viking unit holders, the assumption of Viking's 10.5% and 6.40% unsecured subordinated convertible debentures with an aggregate face value of $210 million and the assumption of $106.2 million of bank debt resulting in an aggregate consideration of $1,975.3 million including acquisition costs. This acquisition provided us with an improved product mix, more weighted towards light/medium crude oil and natural gas and less weighted towards heavy oil. Concurrent with the acquisition of Viking, we negotiated a Three Year Extendible Revolving Credit Facility and increased our borrowing capacity from $400 million to $900 million. This increase in borrowing capacity provided us with additional flexibility for acquisitions.

Effective August 1, 2006, we acquired Birchill for $446.8 million, including working capital adjustments. Birchill was primarily weighted towards natural gas and at the time of acquisition contributed approximately 6,300 boe/d to our production. The acquisition was financed with a combination of bank debt and the net proceeds from our issuance of 7,026,500 trust units (including the over-allotment option) at a price of $32.75 per trust unit in August 2006.

On October 19, 2006, we acquired North Atlantic, its primary asset being a medium gravity sour crude hydrocracking refinery in the Province of Newfoundland and Labrador with a daily throughput capacity of 115,000 bbl/d. This refinery is strategically located on a deep water harbour which enables crude oil feedstock delivery from the Middle East, Latin America and Russia via Very Large Crude Carriers capable of delivering shipments in excess of 2 million barrels. Its location is also relatively close to the premium markets for high quality gasoline and ultra low sulphur diesel products in the northeastern United States giving it an economic advantage over certain other refiners. Our acquisition of North Atlantic created a second business segment, refining and marketing operations. The refinery's average throughput volumes were 86,890 bbl/d from the date of acquisition on October 19, 2006 to December 31, 2006 as the refinery was in the midst of a turnaround on the date of acquisition.

Concurrent with the closing of the North Atlantic acquisition we further expanded our Three Year Extendible Revolving Credit Facility from $900 million to $1.4 billion and established a $350 million Senior Secured Bridge Facility and a $450 million Senior Unsecured Bridge Facility. We initially financed the acquisition using our $350 million Secured Bridge Facility and our $450 million Unsecured Bridge Facility while the remainder was financed from our Three Year Extendible Revolving Credit Facility. On November 22, 2006, we issued 9,499,000 trust units at a price of $27.25 per trust unit and $379.5 million principal amount of 7.25% convertible unsecured subordinated debentures for net proceeds of $610.2 million, which included the full exercise of the underwriters' over-allotment option. Net proceeds from the offering were used to fully repay our $450 million Senior Unsecured Bridge Facility, pay $60.3 million of the Senior Secured Bridge facility and a $99.9 million repayment of our Three Year Extendible Revolving Credit Facility.

Our Cash Flows for the three months ended December 31, 2006 were $156.3 million compared to $96.4 million in the prior year. The increase reflects the incremental cash flow generated from the Viking and Birchill properties as well as two and a half months of operations from North Atlantic. As the refinery was acquired during the fourth quarter and was only at full capacity for the month of December, our fourth quarter Cash Flows do not fully reflect the benefits we expect to realize to our future cash flows from our North Atlantic acquisition.

For the year ended December 31, 2006, we invested $376.9 million in our oil and natural gas properties, an increase of 213% over 2005. Of the total capital spent, 57% was allocated to drilling and equipping activities resulting in a total of 252 gross wells (191.4 net) drilled with a success rate of 98%. Our finding and development ("F&D") costs for the year ended December 31, 2006 were $24.30 per boe ($10.73 per boe in 2005) on a proved plus probable ("P+P") basis excluding future development costs and $26.04 per boe ($13.10 per BOE for 2005) including future development costs, reflecting a recycle ratio (operating netback divided by F&D cost) of 1.1x (3.1 for 2005). Our increased F&D costs are a result of the conversion of a larger percentage of previously booked undeveloped reserves in 2006 than in the prior year and also reflect general upward cost pressures in the industry, particularly related to the significant increase in demand for drilling rigs and the related costs to secure them which were incurred in 2006. In addition, 27% of our capital expenditures were directed towards projects that would not result in reserve additions but are included in our F&D costs for 2006: this includes $20 million of 2007 capital that was accelerated into 2006 for Hay River and Red Earth as we took advantage of favourable weather conditions in those areas. Our reserve life index (RLI) remained flat over the prior year changing from 9.4 for 2005 to 9.3 in 2006.

Subsequent to December 31, 2006, we issued $230 million principal amount of convertible debentures and 6,146,750 trust units at a price of $23.40 per trust unit for net proceeds of $357.4 million. The net proceeds from this financing were used to repay the remaining $289.7 million on the Senior Secured Bridge Facility with the remaining $67.7 million applied to the drawn portion of our Three Year Extendible Revolving Credit Facility.

On the evening of October 31, 2006, changes to the Canadian income tax treatment of distributions from publicly traded trusts were announced by the Government of Canada which have resulted in considerable decline in the valuations of all income and royalty trusts. On December 21, 2006, the Federal Minister of Finance released draft legislation to implement the proposals announced on October 31, 2006. We continue to evaluate the long term impact of these changes as well as challenge them through our active participation in the recently created Coalition of Canadian Energy Trusts.

Business Segments

With the acquisition of North Atlantic, our business has two segments: petroleum and natural gas in western Canada and refining and marketing in the Province of Newfoundland and Labrador. Our petroleum and natural gas business consists of our production and development activities and our refining and marketing business consists of a medium gravity sour crude hydrocracking refinery with a crude oil throughput capacity of 115,000 barrels per day, 66 retail gas stations, 3 cardlock locations as well as a wholesale and home heating business.

	Year ended December 31, 2006
	Petroleum and	Refining and	Total
in 000's of Canadian dollars	natural gas	marketing
Revenue	1,120,575	460,359	1,580,934
Operating income(1)	200,978	19,740	220,718
Capital expenditures	376,881	21,411	398,292
Total assets	4,017,761	1,727,797	5,745,558

(1) These are non-GAAP measures; please refer to "Non-GAAP Measures" in this MD&A.

As our refining and marketing business was only acquired on October 19, 2006, the total revenue, operating income, Cash Flow, capital expenditures and total assets for the year ended December 31, 2005 as reflected in the consolidated financial statements relates only to the petroleum and natural gas business.

PETROLEUM AND NATURAL GAS OPERATIONS

Financial and Operating Results

On February 3, 2006, we completed a plan of Arrangement with Viking Energy Royalty Trust ("Viking") which provided for the merger of Harvest and Viking and resulted in the exchange of all of the issued and outstanding trust units of Viking for 46,040,788 trust units of Harvest and the assumption by Harvest of the covenants and obligations of Viking's outstanding 10.5% convertible unsecured subordinated debentures and 6.40% convertible unsecured subordinated debentures as well as Viking's bank debt for all of the crude oil and natural gas interests of Viking for an aggregate consideration of $1,975.3 million including acquisition costs. At the end of 2005, Viking's production from these properties was approximately 24,000 boe/d comprised of approximately 50% natural gas and 50% oil and natural gas liquids with its core areas of production including Markerville, Bellshill Lake, Bashaw, Channel Lake, Alexis, Tweedie/Wappau and Greater Richdale, all in Alberta, as well as Kindersley in Saskatchewan. At December 31, 2005, Viking's proved reserves, based on forecasted prices and costs, aggregated to 132.5 million mcf of natural gas, 23.5 million barrels of crude oil, 6.0 million barrels of heavy oil and 2.8 million barrels of natural gas liquids.

On July 26, 2006, we entered into an agreement to acquire all of the outstanding shares of Birchill Energy Inc., a private petroleum and natural gas producer in western Canada, for cash consideration of $446.8 million. At the time of acquisition, the production from these properties totaled approximately 6,300 boe/d weighted approximately 65% to natural gas (26 mmcf/d) and 35% to light crude oil and natural gas liquids (2,000 boe/d) with its core areas of production concentrated in the Markerville, Ferrier and Willisden Green areas of central Alberta. At April 30, 2006, Birchill's proved reserves, based on forecasted prices and costs, were estimated to be 22.6 million of barrels equivalent oil by independent reservoir engineers.

The addition of these two acquisitions significantly impacts the comparability of our 2006 results with the results of the prior year as well as provides the explanations for most of the significant year-over-year variation in our petroleum and natural gas segment.

(in 000's of Canadian dollars except as noted below)	Year ended December 31
	2006	2005	Change

Revenues	$1,120,575	667,496	68%
Royalties	(200,109)	(113,002)	77%
Realized losses on price risk management contracts(1)	(74,193)	(79,271)	(6%)
Unrealized gains on price risk management contracts	52,179	(45,061)	216%
Net revenues excluding realized losses on electric power fixed price contracts	898,452	430,162	109%

Operating expenses	242,474	127,258	91%
Realized gains on electric power fixed price contracts	(11,574)	(6,290)	84%
Net operating expenses	230,900	120,968	91%

General and administrative expenses	28,372	30,697	(8%)
Transportation and marketing	12,142	400	-
Transaction costs	12,072	-	-
Depreciation, depletion and accretion	413,988	178,956	131%

Operating Income(2)	200,978	99,141	103%

Cash capital expenditures (excluding acquisitions)	376,881	120,508	213%
Property and Business acquisitions, net	2,467,097	239,658	929%

Daily sales volumes
Light / medium oil (bbl/d)	27,482	17,590	56%
Heavy oil (bbl/d)	13,904	13,747	1%
Natural gas liquids (bbl/d)	2,247	824	173%
Natural gas (mcf/d)	96,578	26,461	265%
Total	59,729	36,571	63%

(1)     Includes amounts realized on WTI, heavy oil price differential and currency exchange contracts and excludes amounts realized on electric power fixed price contracts and amounts realized on the series of US dollar forward purchase contracts entered into with respect to the purchase of North Atlantic.

(2) These are non-GAAP measures; please refer to "Non-GAAP Measures" in this MD&A.

Commodity Price Environment

	Year ended December 31
Benchmarks	2006	2005	Change

West Texas Intermediate crude oil (US$ per barrel)	66.24	56.56	17%
Edmonton light crude oil ($ per barrel)	72.79	68.73	6%
Bow River blend crude oil ($ per barrel)	51.04	44.28	15%
AECO natural gas daily ($ per mcf)	6.53	8.71	(25%)
AECO natural gas monthly ($ per mcf)	6.98	8.48	(18%)

Canadian / U.S. dollar exchange rate	0.882	0.825	7%

Generally, the benchmark oil prices increased during the year ended December 31, 2006 compared to the prior year. The West Texas Intermediate ("WTI") crude oil price increased by 17%, however, this increase was not fully reflected in the Edmonton light crude oil price ("Edmonton Par") due to the 7% appreciation in value of the Canadian dollar. The Canadian dollar equivalent of WTI for the year ended December 31, 2006 of $75.10 would have been $80.29 (or $5.19 higher) had the Canadian dollar/US dollar exchange rate not changed. In addition to the strengthening Canadian dollar, Edmonton Par was impacted by a higher differential to WTI during the year ended December 31, 2006 compared to 2005 primarily due to the significant increase in light synthetic oils from Alberta oil sands producers as well as the decrease in local demand as western Canadian refineries convert capacity to run more medium/heavy crude oil and less light sweet crude oil. The combination of a strengthening Canadian dollar and the widening differential between WTI and Edmonton Par resulted in only a 6% increase in Edmonton Par over the prior year while WTI increased by 17% for the same period.

For the year ended December 31, 2006, prices for heavy crude oil of $51.04 were 15% higher than in 2005 with Bow River differentials narrowing to 29.9% of Edmonton Par for the year ended December 31, 2006 compared to 35.6% for 2005. As shown in the table below, heavy oil differentials during 2006 were generally narrower than those in 2005.

	2006				2005
Differential Benchmarks	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Bow River Blend differential to Edmonton Par	30.3%	25.8%	22.9%	42.0%	40.0%	28.2%	39.6%	37.5%

For the year ended December 31, 2006 compared to the prior year, AECO natural gas daily prices saw a decrease of 25%, while monthly prices for the same periods decreased by 18%.

Realized Commodity Prices

The following table provides a breakdown of our 2006 and 2005 average commodity prices by product and our overall net realized price before and after realized losses on price risk management contracts.

	Year ended December 31
	2006	2005	Change
Light to medium oil ($/bbl)	59.82	57.07	5%
Heavy oil ($/bbl)	46.14	39.43	17%
Natural gas liquids ($/bbl)	58.54	52.40	12%
Natural gas ($/mcf)	6.76	9.05	(25%)
Average realized price ($/boe)	51.40	50.01	3%
Realized price risk management losses ($/boe)(1)	(3.40)	(5.94)	(43%)
Net realized price ($/boe)	48.00	44.07	9%

(1)     Includes amounts realized on WTI, heavy oil price differential and foreign exchange contracts and excludes amounts realized on electric power fixed price contracts and amounts realized on the series of US dollar forward purchase contracts entered into with respect to the purchase of the refinery.

Our average realized price was 3% higher before losses on price risk management contracts and 9% higher after deducting the realized losses on price risk management contracts for the year ended December 31, 2006 as compared to 2005. As the benefit of the increase in the WTI price was partially offset by a stronger Canadian dollar, the 12% overall increase in our average realized oil price for the year ended December 31, 2006 as compared to 2005 was as expected. The change in our average realized oil price is slightly higher than the change in Edmonton Par due to a narrowing of the Bow River differential to Edmonton Par from 35.6% for the year ended December 31, 2005 compared to 29.9% for the year ended December 31, 2006. As 38% of our total production is priced off of the Bow River stream, it is expected that our average realized oil price increase would be greater than the change in Edmonton Par.

For the year ended December 31, 2006, the realized price of our light to medium oil increased 5% which is reasonably in line with the Edmonton Par increase of 6% for the same period.

Our realized heavy oil price differential to Edmonton Par for 2006 was 36.6% compared to 42.6% for the prior year, a 6.0% improvement. This is expected as the majority of our heavy oil production is priced off of Bow River, which reflected a 5.7% narrowing to Edmonton Par from 35.6% for the year ended December 31, 2006 to 29.9% for the year ended December 31, 2006.

For the year ended December 31, 2006, our realized natural gas price decreased by 25% compared to the same period in 2005, while the AECO daily and monthly price decreased by 25% and 18%, respectively. For the majority of the year 85% of our natural gas sales were priced off the AECO daily benchmark, 10% were priced off AECO Monthly benchmark and the remainder sold to aggregators, and our price decrease is in line with the change in the benchmark prices. By the end of 2006, we decreased the amount of natural gas sales priced off the AECO daily benchmark to approximately 61% and increased the amount sold off the AECO monthly benchmark to 32%, with the remainder sold to aggregators.

Sales Volumes

The average daily sales volumes by product were as follows:

	Year ended December 31
		2006		2005
	Volume	Weighting	Volume	Weighting	% Volume Change
Light to medium oil (bbl/d)(1)	27,482	46%	17,590	48%	56%
Heavy oil (bbl/d)	13,904	23%	13,747	38%	1%
Total oil (bbl/d)	41,386	69%	31,337	86%	32%
Natural gas liquids (bbl/d)	2,247	4%	824	2%	173%
Total liquids (bbl/d)	43,633	73%	32,161	88%	36%
Natural gas (mcf/d)	96,578	27%	26,461	12%	265%
Total oil equivalent (boe/d)	59,729	100%	36,571	100%	63%

(1)     Harvest classifies our oil production, except that produced from Hay River, as light to medium and heavy according to NI 51-101 guidance. The oil produced from Hay River has an average API of 24[o] (medium grade), however, it benefits from a heavy oil royalty regime and therefore would be classified as heavy oil according to NI 51-101.

For the year ended December 31, 2006, average production was higher than in the prior year due to the acquisition of Viking in February of 2006, our acquisition of Birchill in the third quarter of 2006 and the Hay River properties during the third quarter of 2005.

Light to medium oil production is 9,892 bbl/d higher compared to the prior year. The acquisition of Viking contributed 7,197 bbl/d while Birchill contributed 481 bbl/d and Hay River contributed an additional 3,420 bbl/d. The incremental production from the Hay River property also includes production from a $21.9 million property acquisition closed on January 19, 2006 as well as new wells from our first quarter drilling program. These increases were partially offset by disruptions in Hay River in the first and fourth quarter of 2006 as a result of routine maintenance turnarounds at production facilities, disruptions attributed to our drilling program in first quarter and a halt of production and subsequent production restrictions due to a shutdown of the Rainbow pipeline in the fourth quarter. In addition, we experienced decreases in production in the third quarter at Bellshill Lake due to power disruptions.

Heavy oil production for the year ended December 31, 2006 of 13,904 bbl/d remained relatively consistent with the prior year production of 13,747 bbl/d. The incremental production added from our 2006 drilling program and from the Viking acquisition (1,581 bbl/d) was offset by downtime in the Suffield, Hayter and Killarney areas in the second quarter and downtime in Hayter in the fourth quarter. This downtime is attributable to processing limitations at a non-operated plant as well as the installation of an acid gas compressor.

Natural gas production for the year ended December 31, 2006 of 96,578 mcf/d is significantly higher compared to average production of 26,461 mcf/d in 2005, again primarily due to the acquisition of Viking in February 2006 and our Birchill acquisition in August 2006, a natural gas weighted acquisition. The increase was partially offset by lower production volumes in the Markerville area, where approximately 3,500 boe/d of production was shut-in for the month of July and the first week of August following a fire at a non-operated gas processing facility.

Following our acquisition of Viking and Birchill, our production is weighted 45% light/medium oil, 25% heavy oil and 30% natural gas compared to 34% heavy oil and an 11% natural gas weighting in the fourth quarter of 2005. With these acquisitions, we are less exposed to fluctuations in heavy oil differentials and more exposed to natural gas price volatility.

Revenues

	Year ended December 31

(000)	2006	2005	Change
Light / medium oil sales	$600,061	$366,432	64%
Heavy oil sales	234,144	197,863	18%
Natural gas sales	238,367	87,437	173%
Natural gas liquids sales and other	48,003	15,764	205%
Total sales revenue	1,120,575	667,496	68%
Realized risk management contract losses(1)	(74,193)	(79,271)	(6%)

Total revenues including realized risk management contract losses	1,046,382	588,225	78%

Realized gains on electric power price risk management contract	11,574	6,290	84%
Unrealized gains/(losses) on risk management contracts	52,179	(45,061)	(216%)
Net Revenues, before royalties	1,110,135	549,454	102%
Royalties	(200,109)	(113,002)	77%
Net Revenues	$910,026	$436,452	109%

(1)     Includes amounts realized on WTI, heavy oil price differential and currency exchange contracts, and excludes amounts realized on electricity contracts and amounts realized on the series of swaps and forwards entered into with respect to the purchase of the refinery.

Our revenue is impacted by production volumes, commodity prices, and currency exchange rates. Light to medium oil sales revenue for the year ended December 31, 2006 was $233.6 million (or 64%) higher than for the prior year as a result of a $27.6 million favourable price variance due to the 6% increase in the Edmonton Par price and a $206.0 million favourable volume variance. The favourable volume variances over the prior year are primarily due to the acquisition of Viking (7,197 bbl/day) and Birchill (481 boe/d) in 2006 and the Hay River (3,420 bbl/d) property in the third quarter of 2005, as well as the focus of our drilling program which is focused on light to medium oil production.

Heavy oil sales revenue for the year ended December 31, 2006 increased $36.3 million (or 18%) compared to the same period in the prior year due to a favourable price variance of $34.0 million and a favourable volume variance of $2.3 million. The rising crude oil price environment, including the narrowing of heavy oil differentials, resulted in higher realized prices on our heavy oil. The volume variance is primarily attributed to the Viking assets and new wells drilled in Hayter and Suffield. These volume additions were partially offset by natural declines and higher water cuts in a portion of our heavy oil production.

Natural gas sales revenue increased by $150.9 million (or 173%) for the year ended December 31, 2006 over the prior year due to an unfavourable price variance of $80.7 million and a favourable volume variance of $231.6 million. Natural gas prices during the current year have been relatively weak compared to the prior year with the AECO daily price showing a 25% year over year reduction. The favourable volume variance is entirely attributed to the annualized incremental gas production of 65,955 mcf/d from the Viking properties and 6,799 mcf/d from the Birchill properties both acquired in 2006.

For the year ended December 31, 2006 natural gas liquid sales and other increased by $32.2 million (or 205%) compared to the year ended December 31, 2005. The increase is due to a $5.0 million favourable price variance and a $27.2 million favourable volume variance which is generally due to a higher pricing environment and additional production volumes from the Viking and Birchill properties.

Price Risk Management Contracts

Details of our price risk management contracts outstanding at December 31, 2006 are included in Note 18 of our audited consolidated financial statements for the year ended December 31, 2006 filed on SEDAR at www.sedar.com. The table below provides a summary of net gains and losses on risk management contracts:

	Year ended December 31
			2006			2005
(000s)	Oil	Gas	Currency	Electricity	Total	Total
Realized (losses) / gains on price risk management contracts	$(80,832)	$4,838	$1,801(1)	$11,574	$(62,619)	$(72,981)
Unrealized (losses) / gains on price risk management contracts	53,820	(662)	(5,309)	3,932	51,781	(36,081)
Amortization of deferred charges relating to risk management contracts	-	-	-	-	-	(10,759)
Amortization of deferred gains relating to risk management contracts	-	-	-	398	398	1,779
Total (losses) / gains on risk management contracts	$(27,012)	$4,176	$(3,508)	$15,904	$(10,440)	$(118,042)
(1) Excludes amounts realized on the series of US dollar forward purchase contracts entered into with respect to the purchase of North Atlantic

Our total realized loss on oil and gas price and currency exchange risk management contracts was $74.2 million for the year ended December 31, 2006 compared to $79.3 million for the same period in 2005.

Our realized loss on oil price contracts for the year ended December 31, 2006 of $80.8 million was relatively unchanged from the $80.7 million realized in the prior year. In 2006, we had WTI price risk management contracts on approximately 25,000 bbl/d with downside protection at an average floor price of US $43.80 per bbl and 60% participation in prices over US $43.80 as compared to price risk management contracts that had fixed price caps in 2005. As compared to 2005, the average WTI price increased by US $9.68 to US $66.24 in 2006 but our participating price risk contracts limited our participation in prices over US$43.80 resulting in the losses on WTI oil price contracts, in U.S. dollars, being 9% higher than in the prior year. This increase in losses due to WTI pricing contracts in 2006 was offset by the strengthening of the Canadian dollar and to a lesser extent an increase in the realized gains from fixed price contracts for heavy oil price differentials.

Realized gains on our heavy oil differential contracts for the year ended December 31, 2006 totaled $6.8 million (or $0.31 per boe) compared to $3.9 million (or $0.29 per boe) in the prior year. During the first and fourth quarter of 2006 when heavy oil differentials averaged 42.0% and 30.3%, respectively, we realized gains on these contracts which were partially offset by losses during the second and third quarters of 2006 when heavy oil differentials averaged 22.9% and 25.8%, respectively. Our heavy oil differential contracts result in a contractual average differential from WTI of 28-29% for 2006 and 2005. For the year ended December 31, 2005, we only had heavy oil differential contracts in place from July 1, 2005 onwards.

In early 2006, we acquired Viking which significantly changed our production mix from 11% natural gas in the prior year to approximately 30% for the year ended December 31, 2006. In anticipation of soft natural gas prices in the summer of 2006, we entered into one natural gas price risk management contract for the period from April 2006 through March 2007 for 25,000 GJ/d with a floor price of $7.00 and a price cap of approximately $12.50 and another contract for the same period for 25,000 GJ/d with a floor price of $5.00 and a price cap of $13.55. We also entered into a contract for 5,000 GJ/d for the period from April 2006 through October 2006 with a floor price of $9.00 and a price cap of $13.06. The contracts with floor prices of $7.00 and $9.00 resulted in favourable settlements aggregating to a gain of $4.8 million in 2006. There were no natural gas price risk management contracts in place for 2005.

In 2006, we settled currency exchange rate contracts and accumulated a net gain of $1.8 million compared to $1.4 million in the prior year. The gain in 2006 is primarily the result of our participation in an oil sales contract which entitles us to elect on a monthly basis to accept settlement of the prior month's sales proceeds in US currency or to fix the currency exchange rate for a Canadian dollar settlement. In 2006, we also settled fixed rate currency exchange contracts on US $12.9 million at an average rate of $0.86 resulting in a nominal gain. For 2007, we have entered into contracts to fix the currency exchange rate on US $ 105.0 million at an average rate of approximately $0.89.

We have also entered into risk management contracts that provide protection from rising electric power prices. We realized gains on these contracts of $11.6 million (or $0.53 per boe) for the year ended December 31, 2006 and $6.3 million (or $0.47 per boe) for the prior year. Additional details on these contracts is provided under the heading "Operating Expense" of this MD&A.

The unrealized gains on our risk management contracts for the year ended December 31, 2006, excluding amortization of deferred gains, was $51.8 million compared to a loss of $36.1 million for the prior year. Collectively, our risk management contracts had an unrealized mark-to-market deficiency of $1.9 million as at December 31, 2006 compared to a mark-to-market deficiency of $52.6 million at December 31, 2005. Refer to Note 18 to the consolidated financial statements for the year ended December 31, 2006 filed on SEDAR at www.sedar.com for further details of the price risk management contracts outstanding at December 31, 2006.

Also included in our unrealized gains on risk management contracts is the amortization of the deferred charges and credits that were deferred when we ceased to apply hedge accounting principles. This represented a recovery of $398,000 for the year ended December 31, 2006 and $1.8 million for the year ended December 31, 2005. These amounts are discussed further under the heading "Deferred Charges and Credits".

Subsequent to December 31, 2006, we have entered into the following natural gas price risk management contracts:

Quantity	Term	Contracted Price
20,000 GJ/d	April 2007 – March 2008	If AECO price is below $5.00, price received is market price plus $2.00
If AECO price is between $5.00 and $7.00, price received is $7.00
If AECO price is between $7.00 and $10.25, price received is market price.
If AECO price is over $10.25, price received is $10.25
10,000 GJ/d	April 2007 – March 2008	If AECO price is below $5.00, price received is market price plus $2.00
If AECO price is between $5.00 and $7.00, price received is $7.00
If AECO price is between $7.00 and $10.30, price received is market price.
If AECO price is over $10.30, price received is $10.30

Royalties

We pay Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and our Crown royalties are based on a sliding scale dependent on production volumes and commodity prices.

For the year ended December 31, 2006, our net royalties as a percentage of gross revenue were 17.8% (16.9% - year ended December 31, 2005) and aggregated to $200.1 million ($113.0 million – year ended December 31, 2005). The increase in the royalty rate is due to the higher rates associated with the Viking assets acquired in February 2006 (royalty rates of approximately 18%) and the Hay River properties acquired in August 2005 (royalty rates of approximately 24-25%). In addition, effective April 1, 2005 a 3.6% surcharge was applied by the Saskatchewan government on gross resource revenues earned in Saskatchewan (2% for production from wells drilled subsequent to October 2002) which affects the first quarter of 2006 but not the first quarter in the prior year.

Operating Expense

	Year ended December 31
					Per BOE
($000s)	2006	Per BOE	2005	Per BOE	Change
Operating expense
Power	$61,056	$2.80	$39,452	$2.96	(5%)
Workovers	51,151	2.34	29,099	2.18	7%
Repairs and maintenance	38,969	1.79	17,316	1.30	38%
Labour – internal	20,719	0.95	7,631	0.57	67%
Processing fees	15,311	0.70	4,268	0.32	119%
Fuel	7,442	0.34	6,451	0.48	(29%)
Labour – external	13,012	0.60	5,917	0.44	36%
Land leases and property tax	19,319	0.89	11,998	0.90	(1%)
Other	15,495	0.71	4,726	0.35	103%
Total operating expense	242,474	11.12	126,858	9.50	17%
Realized gains on electric power price
risk management contracts	(11,574)	(0.53)	(6,290)	(0.47)	13%
Net operating expense	$230,900	$10.59	$120,568	$9.03	17%

Transportation and marketing expense	$12,142	$0.56	$400	$0.03	1767%

Total operating expense increased by $115.6 million to $242.5 million for the year ended December 31, 2006 compared to the prior year. For the year ended December 31, 2006, approximately $90.6 million of the increase is due to increased activity associated with the Viking properties acquired in February 2006 and the remainder of the increase is attributed to Birchill acquisition in August 2006 and Hay River in August 2005 along with continued high demand for oilfield services leading to higher costs for well servicing, workovers, labour and well maintenance.

On a per barrel basis our operating costs have increased to $10.59 per boe, 17% over the prior year. In addition to the general upward cost pressures in the industry, the increase is partially attributed to higher processing fees as we have a greater proportion of non-operated properties in our portfolio as a result of the acquisition of Viking. We incur higher processing fees on non-operated properties as in most cases, although we own an interest in the well, we do not own an interest in the processing plant and we are charged a fee associated with processing.

Our operating expenses will benefit from our 2006 capital spending program, a portion of which was directed towards operating cost reduction initiatives such as the water disposal and fluid handling project in Suffield where we incurred approximately $13 million in capital expenditures to lower power costs to operate high water cut wells. These projects, combined with the acquisition of Birchill in August 2006 which has lower average operating costs per boe, will assist in offsetting the upwards cost pressures in the oil and gas services industry.

Our transportation costs of $12.1 million ($400,000 – year ended December 31, 2005) are primarily related to delivering natural gas to Alberta's natural gas sales hub, the AECO Storage Hub, and to a lesser extent, our costs of trucking crude oil to pipeline receipt points. The increase in our 2006 transportation costs over the prior year is substantially related to the incremental natural gas production with our acquisition of Viking and Birchill which added over 70,000 mcf/d of natural gas production. In addition we also changed our relationship with the pipeline operators such that the transportation commitments are now a direct responsibility of Harvest rather than the independent marketer of our production. As to the $2.2 million of marketing costs included in our 2006 transportation and marketing expense, we have built an "in-house" marketing capability during the fourth quarter of 2006 and have concurrently terminated our agreement with the independent marketer.

Electricity costs represent approximately 25% of our total operating costs (approximately 31% for the year ended December 31, 2005). For the year ended December 31, 2006, electricity costs per megawatt hour ("MWh") were 14% higher than they were in the prior year. These increases were offset by the Viking properties which have lower electric power usage per boe of production and the Hay River properties, which operate using internally generated electric power. The combination of these two factors, as well as the impact of our fixed price electricity contracts, has resulted in a lower per boe electric power cost despite rising prices. The following table details the electric power costs per boe before and after the impact of our hedging program.

	Year ended December 31
($ per boe)	2006	2005	Change
Electric power costs	$2.80	$2.96	(5%)
Realized gains on electricity risk management contracts	(0.53)	(0.47)	13%
Net electric power costs	$2.27	$2.49	(9%)
Alberta Power Pool electricity price ($ per MWH)	$80.48	$70.35	14%

Approximately 65% of our estimated Alberta electricity usage was protected by fixed price purchase contracts at an average price of $51.48 per MWh through December 2006. Of our estimated 2007 and 2008 Alberta electricity usage, 52% is protected at an average price of $56.69 per MWh These contracts will help moderate the impact of future cost swings, as will capital projects undertaken during 2006 and future periods that are dedicated to increasing our power efficiency.

Operating Netback

	Year ended December 31
($ per boe)	2006	2005
Revenues	$51.40	$50.01
Realized loss on risk management contracts(1)	(3.40)	(5.94)
Royalties	(9.18)	(8.47)
Operating expense(2)	(10.59)	(9.03)
Transportation and marketing expense	(0.56)	(0.03)
Operating netback(3)	$27.67	$26.54

(1)     Includes amounts realized on WTI, heavy price differential and foreign exchange contracts, and excludes amounts realized on electricity contracts and amounts realized on the series of swaps and forwards entered into with respect to the purchase of the refinery.

(2) Includes realized gain on electricity risk management contracts of $0.53 per boe and $0.47 per boe for the year ended December 31, 2006 and 2005
(3) These are non-GAAP measures; please refer to "Non-GAAP Measures" in this MD&A.

Operating netback represents the total net realized price we receive for our production after direct costs. Our operating netback is $1.13 per boe higher for the year ended December 31, 2006 than for the prior year. Higher oil prices more than offset lower natural gas prices in 2006 compared to 2005 resulting in a higher realized price per boe by $1.39/boe, which was positively impacted by a further $2.54/boe due to lower losses realized, on a per boe basis, on our price risk management program. Gains in revenues were offset by higher royalties by $0.71/boe, higher operating costs of $1.56/boe, and higher transportation costs of $0.53/boe.

General and Administrative ("G&A") Expense

	Year ended December 31
($000s except per boe)	2006	2005	Change
Cash G&A(1)	$27,485	$13,571	103%
Unit based compensation expense	887	17,126	(95%)
Total G&A	$28,372	$30,697	(8%)

Cash G&A per boe ($/boe)	1.26	1.02	24%

Transaction costs
Unit based compensation expense	8,974	-
Severance and other	3,098	-
Total Transaction costs	$12,072	$-
(1) Cash G&A excludes the impact of our unit based compensation expense and other one time transaction costs.

For the year ended December 31, 2006, Cash G&A costs increased by $13.9 million (or 103%) compared to the same period in 2005 which is attributed mainly to increased staffing levels with our integration of the staff from our acquisition of Viking. Approximately $21.4 million (or 78%) of our year end Cash G&A expenses are related to salaries and other employee related costs while in the prior year only $8.5 million (or 62%) of our Cash G&A was made up of these costs. In addition to the rising costs for technically qualified staff, the acquisition of Viking in February 2006 doubled our overall staffing levels, adding approximately 100 additional employees. The remainder of the increases for the year ended December 31, 2006 compared to 2005, are due to the work undertaken for compliance with the Sarbanes Oxley Act, higher office rental costs required for the additional staff, increased travel costs related to the refinery acquisition and $600,000 of costs incurred for third party consultants used to evaluate acquisition opportunities that have subsequently been abandoned.

Our unit based compensation plans provide the employee with the option of settling outstanding awards with cash. As a result, our unit based compensation expense is determined using the intrinsic method being the difference between the trust unit trading price and the strike price of the unit appreciation rights ("UAR") adjusted for the proportion that is vested. Our total unit based compensation expense for the year ended December 31, 2006, was $9.9 million, of which $9.0 million was allocated to transaction costs and $0.9 was allocated to G&A expense. A reversal of expenses is recognized in periods where our trust unit price decreases from the beginning of the period to the end of the period. Our opening trust unit market price was $37.19 at January 1, 2006 and at December 31, 2006 our trust unit price had decreased to $26.23. As a result, we have recorded a recovery of $8.1 million on unexercised UARs for the year ended December 31, 2006. Our total unit based compensation expense, including that portion which has been allocated to transaction costs, decreased by $7.3 million for the year ended December 31, 2006 compared to the prior year.

We have recorded transaction costs of $12.1 million which represent one time costs incurred as part of the acquisition of Viking. All of Harvest's outstanding UARs vested on February 3, 2006 in conjunction with the plan of arrangement and we have reflected $9.0 million as a result of the accelerated vesting of our units as a transaction cost. In addition, the remaining $3.1 million recorded as transaction costs are related to severance payments made to Harvest employees upon merging with Viking.

Depletion, Depreciation, Amortization and Accretion Expense

	Year ended December 31
(000s except per boe)	2006	2005	Change
Depletion, depreciation and amortization	$381,085	$155,841	145%
Depletion of capitalized asset retirement costs	16,950	14,345	18%
Accretion on asset retirement obligation	15,953	8,770	82%
Total depletion, depreciation and accretion	$413,988	$178,956	131%
Per boe ($/boe)	18.99	13.41	42%

Our overall depletion, depreciation, amortization and accretion ("DDA&A") expense for the year ended December 31, 2006 is $235.0 million higher compared to 2005. Of this, $113.3 million is due to the incremental production from the Hay River acquisition made in the latter half of 2005 and the merger with Viking in early 2006 and the remaining $121.7 million of the increase is attributed to a higher depletion rate per boe as acquisitions have increased our overall corporate DDA&A rate due to their higher cost as compared to prior property acquisitions.

Capital Expenditures

	Year ended December 31
(000s)	2006	2005
Land and undeveloped lease rentals	$9,756	$1,838
Geological and geophysical	6,709	285
Drilling and completion	214,964	80,170
Well equipment, pipelines and facilities	124,518	32,644
Capitalized G&A expenses	13,141	3,830
Furniture, leaseholds and office equipment	7,793	1,741
Development capital expenditures excluding acquisitions	$376,881	$120,508
Non-cash capital additions (recoveries)	(533)	3,275
Total development capital expenditures excluding acquisitions and non-cash items	376,348	123,783

In the 2006 we invested $376.9 million into our portfolio of drilling, optimization and enhancement activities compared to $120.5 million in 2005. Approximately 57% of annual expenditures were spent on drilling 252 gross wells with a success rate of 98%, compared to 94 gross wells drilled in 2005 with a success rate of 95%. We continued to focus our drilling activity on oil opportunities as we expect the current strong oil pricing environment to continue. The WTI benchmark price for crude oil averaged US$66.24 in 2006 compared to US$56.56 in 2005.

The following summarizes Harvest's participation in gross and net wells drilled during 2006:

	Total Wells		Successful Wells		Abandoned Wells
Area	Gross[1]	Net	Gross	Net	Gross	Net

South East Saskatchewan	37.0	36.8	37.0	36.8	-	-
Hay River	27.0	27.0	27.0	27.0	-	-
Markerville	26.0	11.5	26.0	12.1	-	-
Wainwright	14.0	14.0	14.0	14.0	-	-
Hayter	16.0	15.2	16.0	15.2	-	-
Suffield	16.0	16.0	16.0	16.0	-	-
Red Earth	19.0	16.8	19.0	16.8	-	-
Lloyd	12.0	12.0	12.0	12.0	-	-
Parkland	8.0	1.9	8.0	1.9	-	-
Red Deer	7.0	2.1	7.0	2.1	-	-
Other Areas	70.0	38.1	65.0	33.9	5.0	3.6
Total	252.0	191.4	247.0	187.8	5.0	3.6
(1) Excludes 23 additional wells that we have an overriding royalty interest in.

Our most active drilling area was southeast Saskatchewan where we drilled 37 gross horizontal and vertical wells during the year, accessing both infill potential on our existing pools, and previously untapped hydrocarbon deposits. A vertical stratigraphic test in the Kenosee area discovered a significant new oil pool, which we expect to begin exploiting with horizontal wells in early 2007. The majority of the 27 gross wells that were drilled at Hay River in 2006 were drilled in the first quarter to continue our development of this large Bluesky oil pool which we acquired in August 2005. Production at Hay River peaked at just over 7,300 boe/d in May of 2006 following the successful completion of our winter program. At Markerville, 26 gross wells were drilled in the year with 4 horizontal wells targeting liquids rich sweet natural gas in the Pekisko formation, and the remainder of the wells accessing natural gas in the shallow Edmonton sands formation. After confirming new hydrocarbon accumulations in the Slave Point formation, a total of 19 gross wells were drilled at Red Earth in 2006, including a new pool discovery. At Hayter, we continue to drill infill horizontal wells with a total of 16 gross wells drilled seeking to further increase the recovery factor from this large Dina heavy oil pool. Similarly at Suffield, we continue to find incremental oil from the Glauconitic formations with a total of 16 gross infill horizontal wells drilled.

The $124.5 million of well equipment, pipelines and facilities expenditures includes approximately $13 million for water handling upgrades at Suffield to increase total fluid handling capacity from this field, to improve the overall efficiency of our water separation and extraction processes, and to accommodate the recent and future year drilling programs. At Hay River we started the construction of an all season access road with an expenditure of $6.6 million. This will enable us to access our Hay River operations year round for well servicing and optimization activity. Prior to the initial construction of the access road, Hay River was a winter access only property. We also completed a tie-in of compression at our Ferrier project during the year for an expenditure of $5 million, and we were able to bring on approximately 400 boe/d at the end of August.

As a result of our 2006 drilling program we added 18.9 mmboe of proved plus probable reserves (prior to the conversion of previously booked undeveloped reserves) replacing approximately 87% of 2006 production and resulting in finding and development costs ("F&D") before changes in future development capital ("FDC") of $24.30 per boe on a proved plus probable basis and $26.04 per boe after FDC. This represents an increase of $13.57 per boe and $12.94 per boe over the prior year F&D costs of $10.73 per boe excluding FDC and $13.10 per boe including FDC, respectively. Finding Development and Acquisition ("FD&A") costs per boe on a proved plus probable basis for the year ended December 31, 2006 were $23.13 per boe before FDC and $24.59 per boe after FDC, compared to FD&A costs for 2005 before FDC of $11.78 per boe and $15.56 per boe including FDC costs. Our increased F&D costs are a result of the conversion of a larger percentage of previously booked undeveloped reserves in 2006 than in the prior year and also reflect general upward cost pressures in the industry, particularly related to the significant increase in demand for drilling rigs and the related costs to secure them which were incurred in 2006. In addition, 27% of our capital expenditures were directed towards projects that would not result in reserve additions but are included in our F&D costs for 2006, this includes $20 million of 2007 capital that was accelerated into 2006 for Hay River and Red Earth as we took advantage of favourable weather conditions in those areas.

Property Acquisitions and Divestitures

Cash property acquisitions (net of dispositions) year-to-date are $44.9 million including $38.0 million on heavy oil properties acquired in Saskatchewan in the fourth quarter, $18.4 million for an acquisition in the Hay River area, $3.5 million in the South Killarney area and $3.1 million in the Crossfield East area. These acquisitions were offset by the disposition of $13.3 million and $6.7 million in the Crossfield and Rainbow areas, respectively, as well as other small acquisitions and dispositions. The dispositions allowed us to take advantage of an attractive market condition as we were able to sell these minor interests at a producing metric of approximately $100,000 per boe/d. We also acquired a total of 70,200 net acres of undeveloped land during 2006 at an average price of $131/acre. Two major land parcels were acquired, including 27 sections (17,280 acres) of oilsands rights in Red Earth for total consideration of $2 million, and almost 13,000 acres of petroleum and natural gas rights at Red Earth for a total consideration of $1.5 million.

Goodwill

Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At December 31, 2006, we have recorded $656.2 million of goodwill related to our petroleum and natural gas segment compared with $43.8 million at December 31, 2005. In conjunction with our acquisition of Viking we recorded $612.4 million of goodwill. The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount.

Asset Retirement Obligation ("ARO")

In connection with a property acquisition or development expenditure, we record the fair value of the ARO as a liability in the same year as the expenditure occurs. Our ARO costs are capitalized as part of the carrying amount of the assets, and are depleted and depreciated over our estimated net proved reserves. Once the initial ARO is measured, it must be adjusted at the end of each period to reflect the passage of time as well as changes in the estimated future cash flows of the underlying obligation.

Our asset retirement obligation increased by $91.8 million in the year ended December 31, 2006. As a result of the merger with Viking, we added $60.5 million to our ARO, and the remainder of the increase in the year to date is due to additions resulting from the acquisition of Birchill, drilling activity in the year, an increased estimate of existing liabilities, and accretion expense, offset by actual asset retirement expenditures made in the period.

REFINING AND MARKETING OPERATIONS

Financial and Operating Results

On October 19, 2006 Harvest completed its acquisition of all of the shares of North Atlantic Refining Limited ("North Atlantic") and related businesses and North Atlantic concurrently entered into a supply and off take agreement with Vitol Refining, S.A. (the "Supply and Offtake Agreement") (collectively, the "Acquisition").

The principal asset of North Atlantic is a medium gravity sour crude hydrocracking refinery with a 115,000 bbl/d capacity located in the Province of Newfoundland and Labrador (the "Refinery"), and a marketing division with 69 gas stations, a home heating business and a commercial and wholesale petroleum products business, all located in the Province of Newfoundland and Labrador. The Refinery is capable of processing a wide range of crude oils and feedstocks with a sulphur content as high as 3.5% and API gravity in the range of 25° to 40°, has approximately seven million barrels of tankage including six 575,000 barrel crude tanks and has a dock facility capable of handling vessels in excess of 330,000 dwt that carry up to 2 million barrels of crude oil which typically results in significantly lower per barrel transportation charges. The Refinery's feedstocks are primarily from the Middle East, Russia and Latin America. The Refinery's product slate is weighted towards high quality diesel fuel, jet fuel, and gasoline that are currently compliant with product specifications (including sulphur, cetane and aromatic content) that are becoming increasingly restrictive and constraining supply. Approximately 10% of North Atlantic's refined products are sold in the Province of Newfoundland and Labrador while approximately 90% are sold in the U.S. east coast markets, primarily Boston and New York City. Through its marketing division, North Atlantic operates a petroleum marketing and distribution business in the Province of Newfoundland and Labrador with average daily sales over 11,000 barrels. The North Atlantic brand has been positioned in the Newfoundland marketplace as a local company with its retail gasoline business operating 66 retail gas stations and 3 cardlock locations capturing a market share of approximately 15% to 20%.

Concurrent with our acquisition of North Atlantic, North Atlantic entered into the Supply and Offtake Agreement with Vitol Refining S.A. The Supply and Offtake Agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the Refinery be retained by Vitol Refining S.A. and that during the term of the Supply and Offtake Agreement, Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined products produced by the refinery. The Supply and Offtake Agreement also provides that Vitol Refining S.A. will also receive a time value of money amount reflecting the cost of financing the crude oil feedstock and sale of refined products. Further, the Supply and Offtake Agreement provides North Atlantic with the opportunity to share the incremental profits and losses resulting from the sale of products beyond the U.S. east coast markets.

Effective with the closing of this acquisition on October 19, 2006, the operating results of North Atlantic are included in the operations of Harvest with segmented reporting for each of the petroleum and natural gas operations in western Canada and the refining and marketing business in the Province of Newfoundland and Labrador. The operating results of North Atlantic for the period from October 19, 2006 through December 31, 2006 reflect the impact of an extended turnaround that commenced October 1, 2006 with the Refinery returning to full operations near the end of November. While December's operations are more reflective of normal operations, North Atlantic did experience an unplanned disruption with its naptha hydrotreater due to a pipe rupture and additional downtime due to a disruption in electric power service from Newfoundland and Labrador Hydro which impacted December's throughput by approximately 3,000 bbl/day The following table summarizes the North Atlantic financial and operational information for the period from October 19, 2006 to December 31, 2006:

(in 000's of Canadian dollars unless otherwise noted)

Revenues	460,359

Purchased products for resale and processing	386,014

Gross Margin(1)	74,345

Costs and expenses
Operating expense	18,378
Purchased energy expense	15,685
Marketing expense	5,060
Depreciation and amortization expense	15,482

Operating income(1)	19,740

Cash capital expenditures	21,411

Feedstock volume (bbl/day)(2)	86,890

Yield (000's barrels)
Gasoline and related products	1,875
Ultra low sulphur diesel	2,624
Heavy fuel oil	1,752
Total	6,251
(1) These are non-GAAP measures; please refer to "Non-GAAP Measures" in this MD&A
(2) Barrels per stream day are calculated using total barrels of crude oil feedstock and Vacuum Gas Oil (VGO) divided by 73 days

Refining Benchmark Prices

An oil refinery is a manufacturing facility that uses crude oil and other feedstocks as a raw material and produces a wide variety of refined products. The actual mix of refined products from a particular refinery varies according to the refinery's processing units, the specific refining process utilized and the nature of the crude oil feedstock. The refinery processing units generally perform one of three functions: the different types of hydrocarbons in crude oil are separated, the separated hydrocarbons are converted into more desirable or higher value products or chemicals treat the products to remove unwanted elements and components such as sulphur, nitrogen and metals. Refined products are typically differing grades of gasoline, diesel fuel, jet fuel, furnace oil and heavier fuel oil.

Similar to the petroleum and natural gas industry, the refining industry has a few benchmark prices from which to assess a particular refinery's performance. Typically, these benchmarks include prices for refined products such as Reformulated Blendstock for Oxygenate Blending gasoline ("RBOB gasoline") and heating oil. As a benchmark indicator of refining margins, The New York Mercantile Exchange ("NYMEX") "2-1-1 Crack Spread" is a refining benchmark calculated by assuming that the processing of two barrels of light sweet crude oil (defined as a WTI quality) produces one barrel of gasoline and one barrel of diesel into the New York market where product prices are set in relation to the NYMEX gasoline and NYMEX heating oil prices. The following table provides the average prices for the period from October 19, 2006 to December 31, 2006 for a few refining industry benchmark prices:

West Texas Intermediate crude oil (US$ per barrel)	60.44
RBOB gasoline (US$/barrel)	66.78
Heating Oil (US$/barrel)	71.82
2-1-1 Crack (US$/barrel)	8.86

Canadian / U.S. dollar exchange rate	0.883

Although the "2-1-1 Crack Spread" is a reasonable benchmark, the North Atlantic refinery differs in that it produces a significant amount of heavy fuel oil relative to the "2-1-1 Crack Spread" benchmark and also processes primarily a medium gravity sour crude oil rather than a WTI quality of light sweet crude oil. In addition North Atlantic purchases approximately 8,000 to 10,000 bbl/d of additional VGO to optimize the throughput of its Isomax unit which is a key unit in the production of gasoline and diesel fuel and this further differentiates the North Atlantic refinery gross margin from the "2-1-1 Crack Spread" benchmark.

North Atlantic's Refinery Feedstock

During the period from October 19, 2006 to December 31, 2006, North Atlantic's crude oil feedstocks were as follows:

(in 000's of Canadian dollars unless notes)	Cost of Goods Sold	Volume (in 000s	US$ per bbl
		bbls)
Basrah	305,396	5,372	50.21
Hamaca	28,826	524	48.59

Total Crude Feedstock	334,222	5,896	50.07

Vacuum Gas Oil purchased	26,645	446	52.77

Total Feedstock/Throughput	360,867	6,342	50.26

Other additives	6,834

Total of Feedstock and Other Additives	367,701

During the period from October 19, 2006 to December 31, 2006, the Refinery feedstock was comprised of 80,767 bbl/d of crude oil, approximately 91% Basrah (a medium sour crude) from Iraq in the Middle East and 9% Hamaca crude from Venezuela in South America, and 6,100 bbl/d of VGO with prices per barrel, including all costs of transporting to the North Atlantic site, of approximately US$50.07 and US$52.77, respectively. Relative to the average price of the WTI benchmark, the medium gravity sour crude purchased by North Atlantic represents a US$10.37 per barrel price differential on feedstock.

North Atlantic's Refined Products

Product yields are impacted by the crude oil feedstock as well as refinery performance and with its feedstock being primarily Basrah for the period from October 19, 2006 to December 31, 2006, North Atlantic anticipated a refined product yield of approximately 31% gasoline, 41% ultra low sulphur diesel and jet fuel and 27% heavy fuel oil. North Atlantic's actual yields for this period were as follows:

(in 000's of Canadian dollars unless notes)	Refinery Revenues	Volume (in 000's	US$ per bbl/US$ per gal
		bbls)
Gasoline and related products	131,643	1,875	62.01/1.48
Ultra low sulphur diesel and jet fuel	216,435	2,624	72.85/1.73
Heavy fuel oil	78,969	1,752	39.81/0.95
	427,047	6,251
Other	7,617
Total refined products	434,664

Total Yield (as a % of feedstock)		99%

For the period from October 19, 2006 to December 31, 2006, North Atlantic's actual yields were expected with 1% more heavy fuel oil and 1% less gasoline. Relative to the benchmark prices, North Atlantic received US$62.01 per bbl (US$1.48 per gallon) for its gasoline as compared to US$1.59 per gallon for NYMEX RBOB gasoline and US$72.85 (US$1.73 per gallon) for its ultra low sulphur diesel and jet fuel products compared to US$1.71 for NYMEX heating oil. The gasoline price is slightly less than the NYMEX reference price due to shipping costs to New York harbour. The US$0.02 per gallon premium over the NYMEX heating oil price reflects the higher product quality of North Atlantic's diesel fuel and jet fuel less shipping costs to New York harbour.

The value of the heavy fuel oil produced by North Atlantic will fluctuate over the longer term as "bottoms upgrading" projects come online reducing the supply of heavy fuel oil while shipping companies and electric utilities continue to burn high and low sulphur heavy fuel oil. Relative to the average price North Atlantic paid for its Basrah feedstock, the selling price for its heavy fuel oil results in a negative contribution to North Atlantic of US$10.40 per barrel. The amount of heavy fuel oil produced by North Atlantic presents an opportunity to change its refinery configuration to produce more gasoline and diesel by upgrading its heavy fuel oil.

North Atlantic's Gross Margin

North Atlantic's gross margin is comprised of the crack spread from its refinery operations as well as the margin on its marketing and other related businesses. For the period from October 19, 2006 to December 31, 2006, contribution from the refinery and marketing operations were as follows:

(in 000's of Canadian dollars unless notes)	Refinery	Marketing	North Atlantic (1)
	Operations	Operations

Sales revenue	434,665	68,099	460,359
Cost of products for processing and resale	367,701	60,718	386,014
Gross margin(2)	66,964	7,381	74,345

(1)     The North Atlantic sales revenue and cost of products for processing and resale are net of inter-segment sales of $42,405 reflecting the refined products produced by the Refinery Operations and sold by the Marketing Operations

(2) These are non-GAAP measures; please refer to "Non-GAAP Measures" in this MD&A.

North Atlantic's crack spread is comprised of the following: $83.7 million of gross margin on the production of gasoline and ultra low sulphur diesel and jet fuel from its crude oil feedstock (including a heavy sour differential of approximately $47.4million) and 9.7 million on the production of gasoline and ultra low sulphur diesel and jet fuel from purchased VGO offset by a $26.4 million negative contribution from the production of heavy fuel oil and other refined products. Overall, relative to the industry "2-1-1 Crack Spread" benchmark of US$8.86 during the period, North Atlantic's crack spread averaged US$9.32 per barrel of throughput.

The $7.4 million of gross margin from the Marketing Operations is composed of the margin from the both retail and wholesale distribution of gasoline, home heating fuels and related appliances as well as the revenues from marine services including tugboat revenues.

Operating Expenses

For the period from October 19, 2006 to December 31, 2006, North Atlantic's operating costs were as follows:

(in 000's of Canadian dollars unless notes)		$/bbl
Operating expense	18,378	2.90
Purchased energy expense	15,685	2.47
Total	34,063	5.37

Marketing expense	5,060	0.80

The largest component of operating expense is wages and benefits which totaled $11.2 million (approximately 61% of operating expense) while the other significant components were maintenance and repairs costs ($2.1 million), insurance ($1.4 million) and chemicals ($0.9 million). The wages and benefits and maintenance costs are higher than normal due to the electrical power outage in December while the unplanned shutdown on the naptha hydrotreater unit during November and December resulted in a greater than normal amount of chemicals used in the operations. Other operating expenses are in line with expectations. Overall operating expenses were $2.90 per barrel during the period as compared to our expectations during a normal operations period of approximately $2.20 to $2.40 per barrel.

Purchased energy is required to provide heat and to operate the refinery which consists of purchased low sulphur fuel oil and electric power, respectively. During the period from October 19, 2006 to December 31, 2006, our energy usage was higher than expected due to the power failure and the energy consumption during the subsequent unit start-up following both the planned and unplanned maintenance. Our energy costs were $2.47 per barrel for the period, however, during a normal operating period, we would expect our purchased energy cost to be on average less than $2.20.

Marketing expense is comprised of $0.5 million of marketing fees (US $0.08 per barrel of feedstock) to acquire feedstock and $4.6 million of "Time Value of Money" incurred pursuant to the supply and offtake agreement entered into with Vitol Refining S.A.

Capital Expenditures

During the period from October 19, 2006 to December 31, 2006, capital spending totaled $21.4 million with $5.8 million incurred for the replacement of Heater 1501 convection section, $4.6 million for ongoing tank recertification and $4.4 million to complete the naphtha hydrotreater/platformer turnaround. There was also $1.7 million spent to complete the construction of a new truck loading facility.

Depreciation and Amortization Expense

(000s of Canadian dollars)	2006
Tangible assets	14,243
Intangible assets	1,239
Total	15,482

The process units are amortized over an average useful life of 20-30 years. The intangible assets consist of engineering drawings, customer lists and fuel supply contracts which are being amortized over a period of 20 years, 10 years and the term of the expected cash flows, respectively.

Goodwill

On October 19, 2006, we recorded $203.9 million of goodwill in connection with the acquisition of the refinery as the purchase price of the acquired business exceeded the fair value of the net identifiable assets and liabilities of that acquired business. As the refining assets are held in a self-sustaining subsidiary with a U.S. dollar functional currency, the value of the goodwill will be adjusted at each period end to reflect the changing U.S. dollar currency exchange rate. Goodwill will be assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount.

FINANCING AND OTHER

Interest Expense

	Year ended December 31

($000s except per boe)	2006	2005	Change
Interest on short term debt	$1,489	$4,089	(64%)
Amortization on deferred charges – short term debt	3,375	2,498	35%
Total interest on short term debt	4,864	6,587	(26%)

Interest on long-term debt
Senior notes	22,624	23,952	(6%)
Convertible debentures	20,229	2,865	606%
Bank loan	30,967	651	4657%
Amortization of deferred charges – long term debt	5,073	2,356	115%
Total interest on long term debt	78,893	29,824	165%
Total interest expense	$83,757	$36,411	130%

Interest expense, which includes the charges on outstanding bank debt, convertible debentures and senior notes as well as the amortization of related financing costs, was $47.3 million higher for the year ended December 31, 2006 than the prior year. Of this increase, $27.7 million is due to increases in short term and long term bank loan interest from the significant increase in the amounts drawn on our credit facilities resulting from the assumption of approximately $106.2 million of bank debt in the acquisition of Viking and incremental borrowings to finance the acquisition of Birchill and North Atlantic.

On February 3, 2006 we entered into a new credit agreement that established a Three Year Extendible Revolving Credit Facility that increased our borrowing capacity to $900 million with interest calculated using a floating rate based on banker's acceptances plus 65 to 115 basis points based on our Senior Debt to Cash Flow ratio as defined in the credit agreement. On October 19, 2006, and concurrent with our acquisition of North Atlantic, this facility was amended and restated to increase our Three Year Extendible Revolving Credit Facility from $900 million to $1.4 billion, and we established a $350 million Senior Secured Bridge Facility. At the same time we established a $450 million Senior Unsecured Bridge Facility. The terms and conditions of the Three Year Extendible Revolving Credit Facility remained unchanged except for changes to the security pledged and the addition of a 15 basis point fee applicable so long as the $450 million Senior Unsecured Bridge Facility was outstanding. The amounts borrowed under the $450 million Senior Unsecured Bridge Facility bear interest at a floating rate based on bankers' acceptances plus a range of 230 to 280 basis points depending on Harvest's financial ratios. Further details on the expanded credit facility and the bridge financing are included under "Liquidity and Capital Resources".

The $17.4 million increase in convertible debenture interest is due to the additional convertible debentures outstanding in the second half of 2005 and outstanding for the full year in 2006, the convertible debentures assumed with our acquisition of Viking and the convertible debentures issued in November 2006 partially offset by conversions of convertible debentures to trust units occurring during the year. A full year of interest expense was incurred on approximately $37.9 million of the remaining balance of the $75 million 6.5% convertible debentures that were issued by Harvest in the third quarter of 2005. Approximately $202.2 million of additional convertible debentures were assumed with the merger with Viking and approximately $379.5 million of additional convertible debentures were issued in November. Although holders of the 9%, 8%, 6.5%, 10.5% and 6.40% convertible debenture series have converted $14.3 million of the convertible debentures into 546,086 trust units, the associated reduction in interest expense is not sufficient to offset the additional interest associated with the more recently issued or assumed convertible debentures. Interest on the convertible debentures is reported based on the effective yield of the debt component of the convertible debentures.

Our U.S. dollar denominated 7 7/8 Senior Notes, which bear interest at 7 7/8%, mature on October 15, 2011 and have an early redemption feature. Interest expense for the year ended December 31, 2006 on these notes has remained relatively consistent with the same period in 2005, with any fluctuations attributed to volatility in the Canadian dollar to U.S. dollar exchange rate.

Included in short and long term interest expense is the amortization of the discount on the senior notes, the accretion on the debt component balance of the convertible debentures to face value at maturity, as well as the amortization of commitment fees and legal costs incurred for our credit and bridge facilities, all totaling $8.4 million for the year ended December 31, 2006. This $3.5 million increase from the $4.9 million expensed in 2005 is due mainly to the increased bank borrowings throughout the year in 2006 as well as the increase in convertible debentures outstanding.

Non-Controlling Interest

The non-controlling interest represents the value attributed to outstanding exchangeable shares of Harvest Operations. The exchangeable shares were originally issued by Harvest Operations as partial consideration for the purchase of a corporate entity in 2004. The exchangeable shares rank equally with the trust units and participate in distributions through an increase in the exchange ratio applied to the exchangeable shares when they are ultimately converted to trust units.

Under the plan of arrangement with Viking, exchangeable shareholders were able to convert their exchangeable shares of Harvest Operations into trust units. As a result 156,067 exchangeable shares were converted from January 1, 2006 to June 19, 2006, leaving a balance of 26,902 outstanding at June 19, 2006 compared to a balance of 182,969 at December 31, 2005.

On March 16, 2006, we announced our intent to exercise our de minimus redemption right on the remaining 26,902 exchangeable shares outstanding. As a result, each redeemed exchangeable share was purchased for a total cash payment of $1.0 million.

The net income attributed to non-controlling interest holders for the year ended December 31, 2006 was a gain of $65,000 compared to an expense of $149,000 for the year ended December 31, 2005.

Currency Exchange Loss

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on our U.S. dollar denominated LIBOR bank loans, 7 7/8% Senior Notes, as well as any other U.S. dollar deposits and cash balances. At December 31, 2006, the Canadian dollar weakened slightly as compared to the U.S dollar at December 31, 2005, as a result we incurred an unrealized loss on our senior notes of $600,000. In connection with the purchase of the refinery, we incurred U.S. denominated LIBOR bank loans which contributed $23.4 million to the unrealized foreign exchange losses for the year ended December 31, 2006. In addition, we also incurred $1.0 million of unrealized foreign exchange gains on transactions incurred by the refinery and realized losses of $371,000. The refinery is considered a self-sustaining operation with a U.S. dollar functional currency. The foreign exchange gains incurred in the refinery relate to Canadian dollar transactions converted to U.S. dollars as their functional currency is U.S. dollars. Unrealized foreign exchange losses were partially offset by realized gains of $3.2 million attributed to gains on the initial deposit of US$100 million for the purchase of North Atlantic and U.S denominated cash and working capital.

Future Income Tax

On October 31, 2006, the Canadian government announced plans to introduce a tax on publicly traded income trusts. For existing income trusts, the new tax measures would be effective for 2011, provided we comply with the "normal growth" parameters regarding equity growth until that time. A "Notice of Ways and Means Motion" was passed in Parliament shortly after the government announcement. This notice was a summary of the government's proposal and did not specify the particular amendments to the Income Tax Act.

On December 15, 2006, the government announced safe harbour guidance regarding "normal growth" for equity capital. The safe harbour amount will be measured by reference to the individual trust's market capitalization as of the end of trading on October 31, 2006 (which was approximately $3.7 billion for Harvest). For the period from November 1, 2006 to December 31, 2007 a trust's safe harbour amount will be 40% of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20% of the benchmark, cumulatively allowing growth of up to 100% until 2011. In addition, we understand that trusts will be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits.

On December 21, 2006, the government released more detailed draft legislation with respect to the proposed amendments to the Income Tax Act and requested comments from stakeholders. In late January 2007, the House of Commons Standing Committee on Finance held special hearings on the proposed tax and the draft legislation. At this time we are unable to determine the impact, if any, these hearings may have on the proposed legislation or the timing of when the proposed legislation could be passed in Parliament.

Should the tax legislation become substantially enacted, future income taxes may be adjusted to include temporary difference between the accounting and tax bases of the Trust's assets and liabilities. In addition, reserves reported under NI 51-101 may be adjusted to include an estimate of the tax effect on our estimated future revenues from our reserves. We will assess alternative organizational structures during the four-year transition period, however, we are confident that regardless of the final tax legislation or our structure we will continue to provide value to our unitholders.

During 2006, we have integrated Viking and Birchill into the Harvest organization in such a fashion that much of the value of these acquisitions is attributed to the net profits interests on the respective petroleum and natural gas properties created subsequent to their acquisition. The value of the net profits interest resides within the Trust while the tax basis associated with these acquisitions is retained by our corporate entities. The net result of this approach to integration for income tax purposes is that the book basis and the tax basis of our petroleum and natural gas assets held in corporate entities are approximately equal resulting in no recorded future income taxes beyond the recovery of $2.3 million in the current year. The significant recovery of $32.4 million for the year ended December 31, 2005 is related to net losses for income tax purposes recorded in corporate subsidiaries.

Risk Management Contracts

In connection with the acquisition of North Atlantic we entered into a series of U.S dollar forward purchase contracts to protect a portion of the U.S dollar denominated purchase price from currency exchange rate fluctuations. We realized a gain on these contracts of $17.8 million. No similar arrangements were entered into in 2005. Our total realized loss on price risk management contracts, including those incurred by our petroleum and natural gas operations, are $44.8 million consisting of $76.0 million losses on commodity price risk contracts, $19.6 million gains on currency exchange contracts and $11.6 million gains on electric power fixed price contracts.

Deferred Charges and Other Non-Current Assets

The deferred charges and other non-current assets balance on the balance sheet is comprised of four main components: deferred financing charges, discount on senior notes, long-term leases and for 2005, deferred charges related to the discontinuation of hedge accounting principles. The deferred financing charges relating to the issuance of the senior notes, convertible debentures and bank debt are amortized over the life of the corresponding debt. Other non-current assets include the long-term leases of $3.0 million (net of the current portion of $1.4 million), which are related to vehicles provided to the distributors of refined products for the local Newfoundland and Labrador market. These leases are provided under direct financing leases with the majority having terms of 2-5 years. The following table provides a summary of the components of the deferred charges, excluding other non-current assets, at December 31, 2006 as compared to 2005.

	Financing	Discount on	Discontinuation of
(000s)	Costs	Senior Notes	Hedge Accounting	Total
Balance, January 1, 2005	$12,781	$2,000	$10,759	$25,540
Additions	5,207	-	-	5,207
Transferred to Unit issue costs on conversion of debentures	(2,071)	-	-	(2,071)
Amortization	(4,853)	(296)	(10,759)	(15,908)
Balance, December 31, 2005	$11,064	$1,704	$-	$12,768
Additions	28,830	-	-	28,830
Transferred to Unit issue costs on conversion of debentures	(193)	-	-	(193)
Amortization	(8,432)	(296)	-	(8,728)
Balance, December 31, 2006	$31,269	$1,408	$-	$32,677

Additions to deferred financing costs relate to execution of our new credit agreements and costs relating to the issue of our convertible debentures during the year.

At December 31, 2006 our deferred credit balance was $794,000 ($398,000 at December 31, 2005) all of which relates to leasehold improvement costs incurred by us and reimbursed by the landlord. The credit is amortized over the lease term as a reduction of rent expense.

Contractual Obligations and Commitments

We have contractual obligations and commitments in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and land lease obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. We also have contractual obligations and commitments that are of a less routine nature as disclosed in the following table:

	Maturity
Annual Contractual Obligations (000s)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	1,887,013	-	1,595,663	291,350	-
Interest on long-term debt(4)	299,649	112,037	146,565	41,047	-
Interest on convertible debentures(3)	264,499	44,247	83,023	79,853	57,376
Operating and premise leases	19,990	6,476	10,845	2,411	258
Capital commitments(5)	37,410	34,530	2,880	-	-
Asset retirement obligations(6)	686,915	12,748	13,058	13,321	647,788
Transportation (7)	4,738	2,080	2,441	217	-
Purchase commitments	8,215	8,215	-	-	-
Pension contributions	28,077	780	3,345	4,805	19,147
Feedstock commitment	550,230	550,230	-	-	-
Total	3,786,736	771,343	1,857,820	433,004	724,569
(1)

As at December 31, 2006, we had entered into physical and financial contracts for production with average deliveries of approximately 27,480 barrels of oil equivalent per day for 2007, and 5,000 barrels of oil equivalent per day in 2008. We have also entered into financial contracts to minimize our exposure to fluctuating electricity prices. Please see Note 18 to the consolidated financial statements for further details.

(2)	Assumes that the outstanding convertible debentures either convert at the holders' option or are redeemed for Units at our option.
(3)	Assumes no conversions and redemption by Harvest for trust units at the end of the second redemption period. Only cash commitments are presented.
(4)	Assumes constant foreign exchange rate.
(5)	Relates to drilling commitments.
(6)	Represents the undiscounted obligation by period
(7)	Relates to firm transportation commitment on the Nova pipeline.

Off Balance Sheet Arrangements

We also have a number of operating leases in place on moveable field equipment, vehicles and office space and our commitments under those leases are noted in our annual contractual obligations table above. The leases require periodic lease payments and are recorded as either operating costs or G&A. We also finance our annual insurance premiums, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

LIQUIDITY AND CAPITAL RESOURCES

At the end of December 2006, we had total debt and equity capital of $5,556.2 million compared to $1,099.0 million at the end of the prior year. As presented in the following table, the substantial portion of this $4,457.2 million increase is comprised of:

  $1,581.8 million additional bank debt related to the acquisition of Birchill and North Atlantic,

  The assumption of $202.2 million principal amount of Convertible Unsecured Subordinated Debentures and issuance of 46,040,788 trust units at an ascribed value of $1,638.1 million relating to the acquisition of Viking,

  The issuance of 7,026,500 trust units with net proceeds of $218.6 million in connection with the Birchill acquisition and a further 9,499,000 trust units for net proceeds of $610.2 million to refinance the North Atlantic acquisition, and

  The issuance of 5,464,917 trust units pursuant to Harvest's Premium DistributionTM, Distribution Reinvestment and Optional trust unit Purchase Plan (the "DRIP Plans") raising $167.6 million.

(in million)
	As At December 31
	2006	2005
DEBT
Credit Facilities
- Three Year Extendible Revolving Credit Facility	$1,306.0	$ -
- Senior Secured Credit Facility	289.7	-
- 364 day Extendible Revolving Credit Facility	-	13.9
Total Bank Debt	1,595.7	13.9

7 7/8 % Senior Notes due 2011 (US$250 million)	291.4	290.8

Convertible Debentures, at principal amount
10.5% Debentures Due 2008	26.6	-
9% Debentures Due 2009	1.2	1.8
8% Debentures Due 2009	2.2	3.8
6.5% Debentures Due 2010	37.9	41.4
6.4% Debentures Due 2012	174.8	-
7.25% Debentures Due 2013	379.5	-
Total Convertible Debentures	622.2	47.0

Total Debt	2,509.3	351.7

TRUST UNITS
122,096,172 issued at end of 2006	3,046.9
52,982,567 issued at end of 2005		747.3

TOTAL OF DEBT AND TRUST UNITS	$5,556.2	$1,099.0

Our approach to managing our capital resources is comprised of three objectives: (1) to fund distributions to unitholders and the internal development of our assets from annual Cash Flow; (2) to maintain a sufficient balance sheet strength to continue development activities and acquiring petroleum and natural gas assets to replace production and add reserves; and (3) to permanently fund significant acquisitions with some combination of term debt and equity, such that acquisitions further strengthen our balance sheet capability.

For the year ended December 2006, our Cash Flow totaled $545.2 million ($551.7 million after excluding $6.5 million of one time cash transaction costs relating to the acquisition of Viking) compared to $309.8 million in the prior year. In 2006, we paid distributions to unitholders aggregating to $440.9 million, with $167.5 million reinvested through our DRIP Plans, with $273.4 million remaining to fund our combined $398.3 million capital program. This compares with distributions paid to Unitholders totaling $143.2 million (excluding the $10.7 million special distribution settled with the issue of trust units), with $36.2 million reinvested through the DRIP plans, resulting in $107.0 million to fund $120.5 million of capital spending.

Management, together with the Board of Harvest continually assess distributions relative to cash flow projections, debt leverage and capital spending plans. Distributions declared for 2006 totaled $468.8 million representing 85% of Cash Flow excluding $6.5 million of one time cash transaction costs. Of the distributions declared, $175.8 million have been settled with trust units as a result of Unitholders choosing to participate in our distribution reinvestment plans, representing a participation rate of approximately 38%. On January 10, 2007, we announced the declaration of a $0.38 per trust unit distribution for each of January, February and March 2007 based on forecasted commodity price levels and operating performance that are consistent with the current environment.

Concurrent with the closing to the arrangement with Viking, we entered into a credit agreement establishing a $750 million Three Year Extendible Revolving Credit Facility with improved borrowing margins and more flexible covenant-based terms. On March 31, 2006, this credit agreement was syndicated to a group of thirteen lenders and expanded to $900 million. This bank facility carries floating interest rates that are expected to range between 65 and 115 basis points over bankers' acceptance rates depending on our secured senior debt (excluding, 7 7/8% Senior Notes and convertible debentures) to earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA") with availability under this facility subject to:

Secured senior debt to EBITDA	3.0 to 1.0 or less
Total debt to EBITDA	3.5 to 1.0 or less
Senior debt to capitalization	50% or less
Total debt to capitalization	55 or less

With the consent of the lenders, this facility may be extended on an annual basis for an additional 364 days.

On August 15, 2006, we closed the acquisition of Birchill for cash consideration of $446.8 million and funded this acquisition with the $218.6 million of net proceeds from an issuance of 7,026,500 trust units and $228.2 million of incremental bank borrowings. The results of operations from this acquisition have been included in our consolidated results commencing July 26, 2006, the date of the definitive agreement.

On August 22, 2006, we entered into a purchase and sale agreement to acquire North Atlantic Refining Limited for a total cash consideration of US$1,385 million and provided the vendors with a US$100 million escrowed deposit and on October 19, 2006, closed the transaction. To fund this acquisition, we entered into credit agreements upsizing our Three Year Extendible Revolving Credit Facility to $1.4 billion as well as establishing a $350 million Senior Secured Bridge Facility and a $450 million Senior Unsecured Bridge Facility concurrent with the signing of the purchase and sale agreement. For a complete description of these credit agreements, see Note 10 to our audited consolidated financial statements for the year ended December 31, 2006 filed on SEDAR at www.sedar.com. On August 25, 2006, we entered into contracts to forward purchase US$750 million at a fixed rate of $1.10832 (or $0.9023) to be delivered on October 2, 2006, the then expected closing date of the North Atlantic acquisition. As events unfolded, these forward purchase commitments were rolled forward to October 19, 2006, the ultimate closing date. The intention of these forward purchase contracts was to fix the Canadian dollars required to fund US$750 million of the purchase price at approximately $830 million with the residual US$635 million to be financed with US dollar borrowings. The $830 million represented the expected refinancing from future public equity issuances to be raised in Canadian dollars.

Concurrent with the closing of the North Atlantic acquisition, North Atlantic entered into a Supply and Offtake Agreement with Vitol Refining S.A., a third party related to the vendor of North Atlantic. The Supply and Offtake Agreement provides that ownership of substantially all of the crude oil feedstock and refined product inventory at the Refinery be retained by Vitol Refining S.A. and that during the term of the Supply and Offtake Agreement, Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the Refinery as well as the right and obligation to purchase all refined products produced by the Refinery. In addition to assisting North Atlantic by procuring the crude oil feedstock and marketing the refined products, this agreement also significantly reduces North Atlantic's working capital commitments by eliminating the requirement for North Atlantic:

  to post letters of credit for crude oil feedstock purchase commitments,

  arranging for the delivery of crude oil feedstock to the Refinery,

  to pay for crude oil feedstock purchases in-transit to the Refinery,

  to provide working capital for:

    crude oil feedstock inventories sufficient for stable Refinery operations,

    refined product inventories prior to shipping to market,

    receivables related to the sale of refined products, and

  arranging for the delivery of refined products to customers.

The Supply and Offtake Agreement significantly reduces the working capital requirements of North Atlantic as the vessels delivering the crude oil feedstock may carry in excess of 2 million barrels (value approximately - $120 million) and the inventories of refined products and crude oil feedstock at any time may be substantial (currently approximately valued at $400 million). In respect of this working capital requirement assumed by Vitol Refining S.A., the Supply and Offtake Agreement provides that North Atlantic will pay a time value of money charge reflecting an effective interest rate of 350 basis points over the London Inter Bank Offer Rate. The Supply and Offtake Agreement may be terminated by either party at the end of the initial two year term (October 2009), and at any time thereafter by providing notice of termination no later than six months prior to the desired termination date. The potential termination of the Supply and Offtake Agreement requires that we develop the financial flexibility to provide the working capital requirements currently funded by Vitol Refining S.A. as well as either develop the internal capability to provide these supply services for the Refinery or negotiate a similar contract with another provider of such services. At the end of December 31, 2006, we estimate that the outstanding commitments under the Supply and Offtake Agreement aggregated to approximately $550.2 million.

On October 25, 2006, we entered into an agreement with a syndicate of underwriters to issue a $400 million principal amount of 6.30% convertible unsecured subordinated debentures (convertible at $38.50 per trust unit) and 3,150,000 trust units (to be issued at $31.75 per trust unit) for net proceeds, before election of the underwriters' Over-Allotment Option, of approximately $479 million and on October 31, 2006, filed the preliminary short form prospectus supporting this issuance. Also on that day, the Minister of Finance of the Government of Canada proposed to apply a 31.5% tax at the mutual fund trust level on distributions from certain publicly traded mutual funds which definition includes Harvest Energy Trust and to treat such distributions as dividends to the unitholders (the "October 31, 2006 Proposal"). The announcement of the October 31, 2006 Proposal triggered a termination clause in our agreement with the syndicate of underwriters as the proposed change in income tax laws had a significant material adverse effect on the market price of Harvest's trust units. On October 31, 2006, the Harvest trust units traded between $33.06 and $32.39 closing at $32.95 and on November 1, 2006, traded between $29.90 and $26.80 closing at $28.60 with subsequent days trading trending stabilizing in the $26 to $27 range representing a drop of 18% in trading price.

On November 9, 2006, we amended the terms of our agreement with the syndicate of underwriters to an issuance of $330 million principal amount of 7.25% convertible unsecured subordinated debentures and 8,260,000 trust units for net proceeds, before election of the underwriters' Over-Allotment Option, of approximately $530 million. On November 22, 2006, this offering closed with $379.5 million principal amount of 7.25% convertible unsecured subordinated debentures (convertible at $32.20 per trust unit) and 9,499,000 trust units (issued at $27.25 per trust unit), which included the underwriters' election to fully exercise their Over-Allotment Option, for net proceeds of $610.2 million. The impact of the October 31, 2006 Proposal was a $4.50 reduction in the issue price for the trust units and an increase of 0.95% interest rate on the convertible unsecured subordinated debentures as well as a reduction of $6.30 per trust unit in the conversion feature. The net proceeds from this offering were used to fully repay the $450 million of Senior Unsecured Bridge Facility, repay $60.3 million of the Senior Secured Bridge Facility and reduce the drawn portion of its Three Year Extendible Revolving Credit Facility by $99.9 million.

On November 20, 2006, we amended the credit agreement with our lenders to enable the first $100 million of net proceeds on November 22, 2006 to be retained for general corporate purposes to improve our liquidity.

At the end of December 31, 2006, our Bank Debt to Cash Flow ratio was 2.9 to1.0, Total Debt (excluding convertible debentures) to Cash Flow was 3.5 to 1.0 while the Bank Debt to Total Capitalization was 31% and Total Debt to Total Capitalization was 37%.

Subsequent to the end of 2006, we issued 6,146,750 trust units and $230 million principal amount of 7.25% Debenture Due 2014 for net proceeds of $357.4 million. After applying $289.7 million of these proceeds to fully repay the remaining balance outstanding on the $350 million Senior Unsecured Bridge Facility, the residual $67.7 million of proceeds was applied to the $1.4 billion Three Year Extendible Revolving Facility increasing our undrawn credit capacity to approximately $167.1 million

On a pro forma basis reflecting this issuance of $230 million principal amount of 7.25% Debentures Due 2013 and 6,146,750 trust units for net proceeds of $357.4 million, our Bank Debt to Cash Flow ratio would be 2.3 to 1.0 while the Total Debt (excluding convertible debentures) to Total Capitalization would be 30%.

In 2007, we plan to extend the maturity date of this credit facility from March 2009 to March 2010 and may consider the issue of additional term debt to replenish the capacity of our term facility.

Disclosure of Outstanding Trust Unit Data

We are authorized to issue an unlimited number of trust units. As at March 12, 2007, we had 129,470,352 number of trust units outstanding, 3,800,675 of Unit Appreciation Rights outstanding (of which 538,550 are exercisable) and 274,384 number of awards issued under the Unit Awards Incentive Plan (of which 93,945 were exercisable). In addition we had seven series of convertible debentures outstanding that are convertible into 26,382,215 trust units.

Distributions to Unitholders and Taxability

In the year ended December 31, 2006, we declared distributions of $4.53 per trust unit ($468.8 million) to Unitholders. This represents a 42% increase in distributions declared over the $3.20 per trust unit declared in 2005. The aggregate distributions declared during 2006 of $468.8 million reflects an increase in distributions on a per-trust unit basis over 2005 as well as an increase in the number of trust units outstanding of 69,113,605 trust units to 122,096,172 following the acquisition of North Atlantic Refining, Viking and Birchill and continued DRIP participation.

	Year end December 31
(000s except per trust unit amounts)	2006	2005	Change
Distributions declared	$468,787	$153,494	205%
Per trust unit	$4.53	$3.20	42%
Taxability of distributions (%)	100%	100%	-
Per trust unit	$4.53	$3.20	42%
Payout ratio (%)(1)	85%	50%	35%

(1)     Cash flow used to calculate payout ratio excludes working capital changes, settlements of asset retirement obligations and one time transaction costs associated with the Viking acquisition see Non-GAAP measures.

The Trust is subject to tax on its taxable income less the portion that is paid or payable to the Unitholders at the end of each taxation year. As such, we expect that the current year distributions to our Unitholders will be 100% taxable.

OUTLOOK

Unitholders should benefit from the addition of the North Atlantic refining and marketing business to our petroleum and natural gas operations in western Canada with distributions funded by a more diversified cash flow. Refining is primarily a margin business where the crude oil feedstocks and refined products are both commodities which react to differing regional supply/demand and transportation pressures. Accordingly, refining margins should not be as sensitive to changes in commodity prices as our petroleum and natural gas operations, however, the demand for refined products is also a contributor to the general level of global crude oil prices. We anticipate that increases in heavy oil price differentials will have a favourable impact on our refining margins while the price realizations of our petroleum and natural gas operations in western Canada will suffer: this internal and offsetting impact should result in a more stable Cash Flow.

The following summarizes our 2007 guidance relative to its 2006 performance. There is no attempt to forecast commodity prices and accordingly do not forecast Cash Flow or the level of cash distributions. This 2007 guidance includes the modest impact of our acquisition of Reveal Resources Ltd. for $29.9 million of cash consideration. Reveal's production consists of approximately 1,600 boe/d of primarily heavy oil in west central Saskatchewan.

	2007 Forecast	2006
Petroleum and Natural Gas Operations
Average Production in boe/d	66,000	59,729

Operating Costs in $/boe	$10.70	$10.59

Average Royalty Rate	19%	18%

Production mix
Light/medium oil in bbls/d	28,000	27,482
Heavy oil in bbls/d	16,800	13,904
Natural gas in mcf/d	112,000	96,578
Natural gas liquids in bbls/d	2,700	2,247

Capital expenditures (in millions)(1)	$295	$377

Refining and Marketing
Throughput in bbls/d	116,100	n/a

Operating costs in $/bbl, including purchased energy	$4.40-4.60	n/a

Capital expenditure (in millions)	$60	n/a

Payout Ratio	55% to 80%	85%
(1) 2007 reflects the acceleration of $20 million of 2007 capital into 2006.

At the end of 2006, we had entered into price risk management contracts to provide a floor price of approximately US$56 (relative to the West Intermediate Texas benchmark price) on 27,500 bbls/d throughout 2007 with upside participation in prices higher than US$56. After considering our 19% average royalty rate, these risk management contracts reduce our WTI price risk exposure at prices under US$56 to 25% of our crude oil production. This significantly reduces the volatility of our cash flows to WTI prices if prices trend below the US$56 price level. To complement these price risk management contracts, we have forward sold US$8,750,000 per month at an average Canadian dollar to US dollar exchange rate of approximately US$0.89 per Canadian dollar through December 2007 and a further US$8,333,000 per month at US$0.90 per Canadian dollar for the first half of 2008, which represents approximately 20% of the US dollar value of the crude oil price risk management contracts.

At the end of 2006, we had entered into price risk management contracts to collar AECO based natural gas prices on 50,000 GJ/d with an average floor price of $6.00 and an average price cap of $13.00 for the period through March 2007. In early 2007, we added contracts that provided the following three way price structure on 30,000 GJ/d for the period from April 2007 through March 2008:

For market prices below $5, a price equal to the market price plus $2;
For market prices between $5 and $7, a fixed price of $7;
For market prices between $7 and $10.27, market prices; and,
For market prices higher than $10.27, a price of $10.27.

After considering an 18% average royalty rate, we have reduced our AECO natural gas price exposure at prices less than $7 to 55% of its natural gas production. We may add a further 20,000 GJ/d of natural gas price protection.

In addition, we have also entered in to contracts to fix the price of 35 megawatthours (or approximately 50% of the anticipated electrical consumption of its petroleum and natural gas operations in Alberta) through to the end of December 2008 at price of $56.69. Our objective with these fixed price contracts is to substantially reduce the volatility of our operating costs to fluctuations in cost of electricity which represent approximately 25% of the operating costs in our petroleum and natural gas operations.

We are currently evaluating the impact of the North Atlantic acquisition on our overall corporate risk management profile with a goal of adding stability to our ability to fund sustainable cash distributions in a wide variety of pricing environments. Currently, the most likely outcome appears to be that we will commence contracting for price protection on refined products (rather than crude oil prices) and continue to contract for protection on AECO natural gas prices and the currency exchange rate for US dollars to Canadian dollars along with a measured approach to negotiating fixed prices for electricity.

Our growth strategies for the petroleum and natural gas operations in western Canada will be to continue to acquire properties immediately adjacent to our existing operations on favourable terms as well as develop our extensive resource position with a 2007 capital spending plan of $295 million. While down from $376.9 million in 2006, the 2007 capital plan reflects the acceleration of $20 million of 2007 planned activity forward to December 2006 at Hay River and Red Earth due to favourable weather conditions. In our refining and marketing business for 2007, we expect to invest approximately $30 million in maintenance capital with discretionary capital spending ranging from $15 million to $30 million for a visbreaker unit upgrade as well as other discretionary projects. The visbreaker project will enable a further upgrading of approximately 1,500 bbl/d of heavy fuel oil to higher valued refined products with an on-stream date during the fourth quarter of 2008 expected. In addition, we intend to be an active participant in the consolidation of Canadian energy royalty trusts which is dependent on the currency value of our trust units as trust-on-trust mergers are expected to be negotiated based on market valuations with premiums, if any, being nominal.

Following the announcement by the Minister of Finance for the Government of Canada on October 31, 2006 to apply a 31.5% tax at the mutual fund trust level on distributions of certain income from publicly traded mutual fund trusts including Harvest Energy Trust, we will continue to explore the most efficient capital structure for its Unitholders balancing the benefits of the remaining four years of tax efficient distributions against the longer term benefits of continuing with a growth strategy beyond the "normal growth." At this time, the absence of firm guidelines and proposed Tax Act changes limits our ability to properly evaluate alternative structures and future plans.

The following table reflects sensitivities of our expected 2007 Cash Flow to the key economic drivers of our business:

	Assumption	Change	Impact on Cash Flow
WTI oil price ($US/bbl)	$60.00	$5.00	$0.37 / Unit
CAD/USD exchange rate	$0.90	$0.05	$0.54 / Unit
AECO daily natural gas price	$7.00	$1.00	$0.26 / Unit
Refinery crack spread (US$/bbl)	$9.30	$1.00	$0.34 / Unit
Operating Expenses (per boe)	$10.65	$1.00	$0.18 / Unit

For Canadian income tax purposes, unitholders should anticipate that our distributions will continue to be 100% taxable with no "return of capital."

SUMMARY OF FOURTH QUARTER RESULTS

	Three months ended December 31
	Petroleum	Refining
	and natural	and
	gas 2006	marketing	Total
		2006	2006	2005	Change

Revenues	273,110	460,359	733,469	185,824	295%
Royalties	(50,725)	-	(50,725)	(31,178)	63%
Realized losses on risk management contracts(3)	(12,506)	-	(12,506)	(13,233)	(5%)
Unrealized gains on risk management contracts	16,213	-	16,213	28,463	(43%)
Net revenues	226,092	460,359	686,451	169,876	304%

Purchased product for resale and processing	-	386,014	386,014	-	n/a

Operating expenses	69,298	34,063	103,361	38,736	167%
Realized gains on electric power hedge	(6,510)	-	(6,510)	(4,507)	44%
Net operating expenses	62,788	34,063	96,851	34,229	183%

General and administrative expenses	6,714	-	6,714	4,083	19%
Less: Unit based compensation expenses	(167)	-	(167)	1,568	(89%)
Total cash general and administrative expenses	6,547	-	6,547	5,651	60%

Transportation and marketing	2,919	5,060	7,979	98	8,042%
Depreciation, depletion and accretion	116,262	15,482	131,744	51,012	158%
Net income per segment	37,576	19,740	57,316	78,886	(27%)
Interest expense			41,184	8,499	385%
Corporate costs(4)			14,599	(5,251)	(378%)
Net income			1,533	75,638	(98%)

Payout ratio			86%	57%	29%

Cash capital asset additions (excluding acquisitions)	90,358	21,411	111,769	39,476	183%

Refinery Throughput (mbbl)	-	6,343	6,343	-	n/a

OPERATING
Daily sales volumes
Light / medium oil (bbl/d)	28,152			20,471	38%
Heavy oil (bbl/d)	13,967			13,273	5%
Natural gas liquids (bbl/d)	2,649			867	205%
Natural gas (mcf/d)	112,006			25,339	342%
	63,436			38,834	63%

OPERATING NETBACK(1) ($/BOE)
Revenue	46.80			52.01	(10%)
Realized loss on risk management contracts	(2.14)			(3.70)	(42%)
Royalties as percent of revenue	(8.69)			(8.73)	-
As a percent of revenue	18.6%			16.8%	2%
Operating expense(2)	(10.76)			(9.58)	12%
Transportation expense	(0.50)			(0.03)	1,567%
Operating Netback(1)	24.71			29.97	(18%)
(1) This is a non-GAAP measure, please refer to "Non-GAAP Measure" in this MD&A.
(2) Includes realized gain on electricity risk management contract of $1.12/BOE and $1.26/BOE for the three months ended December 31, 2006 and 2005 respectively.

(3)     Includes amounts realized on WTI, heavy oil price differential and currency exchange contracts and excludes amounts realized on electricity contracts and amounts realized on the series of US dollar forward purchase contracts entered into with respect to the purchase of North Atlantic.

(4) Includes foreign exchange losses, taxes and amounts realized on the series of US dollar forward purchase contracts entered into with respect to the purchase of North Atlantic

Our 2006 fourth quarter is not directly comparable to our 2005 fourth quarter as a result of the acquisition of the refinery during the fourth quarter of 2006. As a result it is more applicable to compare our petroleum and natural gas segment fourth quarter results to our 2005 fourth quarter results. Results of our refining and marketing division have been discussed in other sections of our MD&A.

Our 2006 fourth quarter revenues have increased over the fourth quarter in 2005 as a result of increased production volumes due to the Viking and Birchill acquisitions and higher heavy oil prices, these increases were partially offset by lower gas and light to medium oil prices during the fourth quarter. Light / medium oil sales revenue for the three month period ended December 31, 2006 was $31.3 million (or 29%) higher than in same period in the prior year due to a favourable volume variance of $40.7 million and an unfavourable price variance of $9.4 million. Heavy oil revenues for the three months ended December 31, 2006 increased by $2.2 million (or 5%) due to an unfavourable price variance of $0.2 million and a favourable volume variance of $2.4 million. Natural gas sales revenue increased by $45.5 million (or 171%) for the three months ended December 31, 2006 over the same period in 2005, which reflects a favourable volume variance of $90.8 million and an unfavourable price variance of $45.3 million. The increase in our natural gas volumes are related to the acquisition of Viking which significantly increased our natural gas production as well as the acquisition of Birchill, which was predominantly gas. During 2006, natural gas prices were relatively weaker than in 2005 resulting in a significant unfavourable price variance.

Our fourth quarter 2006 production volumes are higher than in 2005 as production in the fourth quarter of 2006 reflects a full quarter of production from Viking and Birchill as well as added production from our drilling activity in the year.

For the three months ended December 31, 2006, our net royalties as a percentage of revenue were 18.6% ($50.7 million), compared to 16.8% ($31.2 million) in the same period in 2005. This increase in the royalty rate is mainly due to higher royalty rates associated with the Viking acquisition.

Operating expenses increased by $64.6 million (or 167%) for the three months ended December 31, 2006 compared to the same period in the prior year. Of this increase, $27.2 million relates to the acquisition of Viking, $34.1 million relates to the acquisition of the refinery, while the remaining increase reflects inflationary cost pressures in the western Canadian oil and natural gas sector.

For the three months ended December 31, 2006, Cash G&A increased by $0.9 million (or 16%) compared to the same period in the prior year. This increase is reflective of additional staffing costs relating to the Viking acquisition and generally higher costs for our external service providers.

Interest expense increased by $32.7 million for the three months ended December 31, 2006 relative to the same period in the prior year due to the acquisition of the refinery, which was initially financed with debt resulting in a significantly higher average debt balances on the credit facility in 2006.

After capital spending of $103.2 million, $54.2 million, and $129.1 million in the first, second and third quarters of 2006, respectively, capital spending in our petroleum and natural gas segment in the fourth quarter totaled $90.4 million including approximately $20 million of capital accelerated from the 2007 capital plan to take advantage of favourable weather conditions at our Hay River and Red Earth operations.

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The table and discussion below highlight our fourth quarter 2006 performance over the preceding seven quarters on select measures.

Financial	2006				2005
($000s except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties	682,744	$259,818	$257,103	$181,160	$154,646	$169,654	$120,263	$109,931
Net income (loss)	1,533	107,768	60,682	(33,937)	75,638	52,862	19,516	(43,070)
Per trust unit, basic[2]	$0.01	$1.01	$0.60	$(0.41)	$1.45	$1.09	$0.45	$(1.02)
Per trust unit, diluted[2]	$0.01	$0.99	$0.60	$(0.41)	$1.42	$1.08	$0.44	$(1.02)
Cash Flows[1]	156,270	147,471	147,010	100,971	96,431	103,508	57,217	52,687
Per trust unit, basic[1]	$1.35	$1.39	$1.45	$1.23	$1.84	$2.14	$1.32	$1.25
Per trust unit, diluted[1]	$1.29	$1.34	$1.43	$1.22	$1.81	$2.09	$1.29	$1.19

Distributions per Unit, declared	1.14	$1.14	$1.14	$1.11	$1.05	$0.95	$0.60	$0.60
Total long term financial liabilities	2,478,518	1,105,728	746,840	735,896	349,074	386,124	455,163	321,534
Total assets	5,745,558	4,076,771	3,455,918	3,470,653	1,308,481	1,327,272	1,117,792	1,079,269
Total production (boe/d)	63,436	62,178	60,145	53,014	38,834	37,549	34,463	35,386
(1) This is a non-GAAP measure as referred to under "Non-GAAP Measures".
(2) The sum of the interim periods does not equal the total per year amount as there were large fluctuations in the weighted average number of trust units outstanding in each individual quarter.

Net revenues and Cash Flows have generally increased steadily over the eight quarters as shown above. The significantly higher revenue in the second and third quarter of 2006 over the preceding quarters is due to the incremental revenue recorded from the Viking assets acquired in February of 2006 and a rising commodity price environment. In the fourth quarter of 2006, another significant increase in revenue is realized due to the acquisition of the refinery which will result in significantly higher revenues in this quarter and future quarters.

Cash flows have also steadily risen over the same period, with marked increases in the second and third quarter of 2006 due to strong commodity prices, narrower heavy oil differentials and the realization of the full benefits of the merger with Viking on our Cash Flows and another increase in the fourth quarter of 2006 reflecting the additional cash contribution from the North Atlantic acquisition. We also experienced an increase in Cash Flows in the third quarter of 2005 when we benefited from higher production from the Hay River acquisition, stronger crude oil prices and narrower heavy oil differentials early in the quarter. However, this trend did not continue into the fourth quarter of 2005 as a result of decreased commodity prices, and widening heavy oil differentials, which continued into the first quarter of 2006 and also impacted Cash Flows. In the second and third quarters of 2006, Cash Flows were positively impacted by higher commodity prices, lower heavy oil differentials and a full quarter of production from the Viking Energy Royalty Trust assets acquired in February of 2006. The most significant increases in revenue occurred between the first and second quarter of 2006, due to unprecedented commodity prices and the impact of the Viking acquisition that occurred in the first quarter. The general increasing revenue trend since the third quarter of 2004 is also attributable to the strong commodity price environment through 2005 and into 2006.

Net income reflects both cash and non-cash items. Changes in non-cash items, including DDA&A expense, unrealized foreign exchange gains and losses, unrealized gains and losses on risk management contracts, trust unit right compensation expense and future income taxes can cause net income to vary significantly from period to period. However, these items do not impact the Cash Flows available for distribution to Unitholders, and therefore we believe net income to be a less meaningful measure of performance for us. The main reason for the volatility in net income (loss) between quarters in 2005 and 2006 is due to the changes in the fair value of our risk management contracts. We ceased using hedge accounting for all of our risk management contracts in October 2004 and switched to a fair value accounting methodology, which has substantially increased the volatility in our reported earnings. Due primarily to the inclusion of unrealized mark-to-market gains and losses on risk management contracts, net income (loss) has not reflected the same trend as net revenues or Cash Flows.

CRITICAL ACCOUNTING ESTIMATES

There are a number of critical estimates underlying the accounting policies applied when preparing the consolidated financial statements due to timing differences between when certain activities take place and when these activities are reported. Changes in these estimates could have a material impact on our reported results.

Reserves

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. In the process of estimating the economically recoverable oil and natural gas reserves and related future net Cash Flows, we incorporate many factors and assumptions, such as:

  Expected reservoir characteristics based on geological, geophysical and engineering assessments;

  Future production rates based on historical performance and expected future operating and investment activities;

  Future oil and gas prices and quality differentials; and

  Future development costs.

We follow the full cost method of accounting for our oil and natural gas activities. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the capital assets are capitalized. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves as estimated by independent petroleum engineers.

Reserve estimates impact net income through depletion, the determination of asset retirement obligations and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income, capital assets and asset retirement obligations.

The estimates in reserves impact many of our accounting estimates including our depletion calculation. A decrease of reserves by 10% would result in an increase of approximately $70 million in our depletion expense.

Asset Retirement Obligations

In the determination of our asset retirement obligations, management is required to make a significant number of estimates with respect to activities that will occur in many years to come. In arriving at the recorded amount of the asset retirement obligation numerous assumptions are made with respect to ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and expected changes in legal, regulatory, environmental and political environments. The asset retirement obligation also results in an increase to the carrying cost of capital assets. The obligation accretes to a higher amount with the passage of time as it is determined using discounted present values. A change in any one of the assumptions could impact the estimated future obligation and in return, net income. It is difficult to determine the impact of a change in any one of our assumptions. As a result, a reasonable sensitivity analysis cannot be performed.

Impairment of Capital Assets

In determining if the capital assets are impaired there are numerous estimates and judgments involved with respect to our estimates. The two most significant assumptions in determining Cash Flows are future prices and reserves.

The estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The prices used in carrying out our impairment test are based on prices derived from a consensus of future price forecasts among industry analysts. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment to be a critical accounting estimate.

If forecast WTI crude oil prices were to fall by 18% to 20%, the initial assessment of impairment indicators would not change; however, below that level, we would likely experience an impairment. Although, oil and natural gas prices fluctuate a great deal in the short-term, they are typically stable over a longer time horizon. This mitigates potential for impairment.

Reductions in estimated future prices may also have an impact on estimates of economically recoverable proved reserves.

Any impairment charges would reduce our net income.

It is difficult to determine and assess the impact of a decrease in our proved reserves on our impairment tests. The relationship between the reserve estimate and the estimated undiscounted Cash Flows is complex. As a result, we are unable to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on our assessment of impairment.

Employee Future Benefits

We maintain a defined pension plan related to employees of the refinery. Obligations under employee future benefits plans are recorded net of plan assets where applicable. An independent actuary determines the costs of our employee future benefits programs using the projected benefit method. The determination of these costs requires management to estimate or make assumptions regarding the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover, discount rates and return on plan assets. The obligation and expense recorded related to our employee future benefits plans could increase or decrease if there were to be a change in these estimates. Pension expense represented less than 0.5% of our total expenses for 2006.

Purchase Price Allocations

Business acquisitions are accounted for by the purchase method of accounting. Under this method, the purchase price is allocated to the assets acquired and the liabilities assumed based on the fair values at the time of the acquisitions. The excess of the purchase price over the assigned fair values of the identifiable assets and liabilities is allocated to goodwill. In determining the fair value of the assets and liabilities we are often required to make assumptions and estimates about future events, such as future oil and gas prices, crack spreads and discount rates. Changes in any of these assumptions would impact amounts assigned to assets and liabilities and goodwill in the purchase price allocation and as a result, future net earnings.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board (“AcSB”) is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements and we have the option to adopt U.S. GAAP at any time prior to the expected conversion date. Accordingly, it would be premature to assess the impact of the initiative, if any, on our financial statements at this time.

Financial Instruments, Comprehensive Income and Hedges

The AcSB has issued five new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise five handbook sections:

  CICA Section 3855 – Financial Instruments – Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and nonfinancial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is derecognized.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives' fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives' fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

  CICA Section 3865 – Hedges

This standard provides optional alternative treatment to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It will replace Accounting Guideline 13 (AcG 13) – Hedging Relationships, and build on Section 1560 – Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Retroactive application of this Section is not permitted.

  CICA Section 1530 – Comprehensive Income

This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

  CICA Section 3862 – Financial Instruments – Disclosures

This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

  CICA Section 3863 – Financial Instruments – Presentation

This standard establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA sections 3855, 3865 and 1530 are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. A presentation reclassification of amounts previously recorded in "Foreign currency translation adjustment" to "Accumulated other comprehensive income" will be made upon adoption of Section 1530. In addition, deferred charges associated with the bank debt will be expensed and those incurred related to convertible debentures and the 7 7/8% Senior Notes will be recorded net of the debt balance. We do not expect there to be any other material impact on the consolidated financial statements upon adoption of the new standards.

CICA sections 3862 and 3863 are effective for annual and interim periods beginning on or after October 1, 2007.

Accounting changes

The AcSB issued CICA Section 1506, Accounting Changes. The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting policies and estimates and correction of errors made in fiscal years beginning on or after January 1, 2007.

Variable Interest Entities

The Emerging Issues Committee (EIC) issued EIC Abstract 163 – Determining the Variability to be Considered in Applying AcG 15. This Abstract, which is harmonized with the equivalent United States FASB Staff Position (FSP) FIN 46(R) – 6 – Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R), provides guidance on how an enterprise should determine the variability to be considered in applying AcG 15 – Consolidation of Variable Interest Entities. The Abstract is to be applied prospectively to all entities with which an enterprise first becomes involved and to all entities previously required to be analyzed under AcG 15 when a reconsideration event has occurred beginning the first day of the first reporting period beginning on or after January 1, 2007.

OPERATIONAL AND OTHER BUSINESS RISKS

Our financial and operating performance is subject to risks and uncertainties which include, but are not limited to: oil and natural gas operations, refinery and petroleum marketing operations, reserve estimates, commodity prices, ability to obtain financing, environmental, health and safety risk, regulatory risk, disruptions in the supply of crude oil and delivery of refined products, employee relations, and other risk specifically discussed previously in this MD&A. We intend to continue executing our business plan to create value for Unitholders by paying stable monthly distributions and increasing the net asset value per trust unit. All of our risk management activities are carried out under policies approved by the Board of Directors of Harvest Operations, and are intended to mitigate the risks noted above as follows:

Operation of oil and natural gas properties:

  Applying a proactive management approach to our properties;

  Selectively adding skilled and experienced employees and providing encouragement and opportunities to maintain and improve technical competence; and

  Remunerating employees with a combination of average industry salary and benefits combined with a merit based bonus plan to reward success in execution of our business plan.

Operation of a refining and petroleum marketing business

  Maintaining a proactive approach to managing the Supply and Offtake Agreement to ensure the continuity of supply of crude oil to the refinery and the delivery of refined products from the refinery;

  Allocating sufficient resources to ensure good relations are maintained with our unionized work force to minimize operational disruptions due to strikes or work stoppages; and

  Selectively adding experienced refining management to strengthen our "in-house" management team, particularly a new leader for our refinery operations to replace the current President , Refinery Manager of North Atlantic who has committed to an orderly transition.

Estimates of the quantity of recoverable reserves:

  Acquiring oil and natural gas properties that have high-quality reservoirs combined with mature, predictable and reliable production and thus reduce technical uncertainty;

  Subjecting all property acquisitions to rigorous operational, geological, financial and environmental review; and

  Pursuing a capital expenditure program to reduce production decline rates, improve operating efficiency and increase ultimate recovery of the resource-in-place.

Commodity price exposures:

  Maintaining a risk-management policy and committee to continuously review effectiveness of existing actions, identify new or developing issues and devise and recommend to the Board of Directors of Harvest Operations action to be taken;

  Executing risk management contracts with a portfolio of credit-worthy counterparties;

  Maintaining a low cost structure to maximize product netbacks; and

  Limiting the period of exposure to price fluctuations between crude oil prices and products prices by entering into contracts such that crude oil feedstock will be priced based on the price at or near the time of delivery to the refinery, which may be as much as 24 days subsequent to the time the feedstock is initially loaded onto the shipping vessel. Thereby, minimizing the time between the pricing of the feedstock and the refined products with the objective of maintaining margins.

Financial risk:

  Monitoring financial markets to ensure the cost of debt and equity capital is kept as low as reasonably possible;

  Retaining a portion of cash flows to finance capital expenditures and future property acquisitions; and

  Carrying adequate insurance to cover property and business interruption losses.

Environmental, health and safety risks:

  Adhering to our safety programs and keeping abreast of current industry practices for both the oil and natural gas industry as well as the refining industry; and

  Committing funds on an ongoing basis, toward the remediation of potential environmental issues.

Changing government policy, including revisions to royalty legislation, income tax laws, and incentive programs related to the oil and natural gas industry:

  Retaining an experienced, diverse and actively involved Board of Directors to ensure good corporate governance; and

  Engaging technical specialists when necessary to advise and assist with the implementation of policies and procedures to assist in dealing with the changing regulatory environment.

Disruptions in the supply of crude oil and delivery of refined products:

  We have entered into a Supply and Offtake agreement with Vitol Refining S.A., a subsidiary of Vitol Refining Group B.V, one of the world's larges physical traders and marketers of crude oil and petroleum products so to minimize the risk of disruptions in supply.

Non-GAAP Measures

Throughout this MD&A we have referred to certain measures of financial performance that are not specifically defined under Canadian GAAP. Specifically, we use Cash Flow as cash flow from operating activities before changes in non-cash working capital, settlement of asset retirement obligations and one time transaction costs. Cash Flow as presented is not intended to represent an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. Management uses Cash Flow to analyze operating performance and leverage. Payout Ratio, Cash G&A and Operating Netbacks are additional non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Payout Ratio is the ratio of distributions to total Cash Flow. Operating Netbacks are always reported on a per boe basis, and include gross revenue, royalties and operating expenses, net of any realized gains and losses on related risk managements. Cash G&A are G&A expenses excluding the effect of our unit based compensation plans. Gross Margin is commonly used in the refining industry to reflect the net cash received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. Operating income is also commonly used in the petroleum and natural gas and in the refining industry to reflect operating results before items not directly related to operations.

For the three and twelve months ended December 31, 2006 and 2005, Cash Flows are reconciled to its closest GAAP measure, Cash Flow from operating activities, as follows:

	Three months ended December 31		Year ended December 31
($000s)	2006	2005	2006	2005

Cash Flow	$156,270	$96,431	$551,724	$309,843
Cash Viking transaction costs	(243)	-	(6,501)	-
Settlement of asset retirement obligations	(5,158)	(1,813)	(9,186)	(4,146)
Changes in non-cash working capital	(10,327)	3,348	(28,152)	(22,519)
Cash flow from operating activities	140,542	$97,966	507,885	$283,178

Disclosure Controls and Procedures

Under the supervision of our Chief Executive Office and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of the end of December 31, 2006 as defined under the rules adopted by the Canadian securities regulatory authorities and by the U.S. Securities and Exchange Commission. On October 19, 2006, we acquired North Atlantic and our evaluation of disclosure controls and procedures was expanded to include a review of their design and effectiveness.

Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the fiscal year, the design and operation of our disclosure controls and procedures were effective to ensure that information required to be disclosed by Harvest in reports it files or submits under Canadian and US securities regulatory authorities was recorded, processed, summarized and reported within the time periods specified in Canadian and US Security laws and was accumulated and communicated to Harvest's management, including its Chief Executive Officer and Chief Financial officer, to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. On October 19, 2006, we acquired North Atlantic and expanded our review of internal control over financial reporting to include the review of the design of North Atlantic's controls over their internal reporting of financial information. Our evaluation of the design and effectiveness of our internal control over financial reporting as of the end of December 31, 2006 was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). There were no changes in our internal controls over financial reporting during the year ending December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We have completed our review of the design of North Atlantic's control over their internal reporting of financial information but have not completed an evaluation as to its effectiveness which is planned to be completed in 2007. North Atlantic's total assets, net sales and earnings before interest expense and income taxes constitute 30%, 29% and 9% of Harvest's consolidated total assets, net sales and income, respectively, as of and for the fiscal year ended December 31, 2006.

Based on our evaluation which was completed under the supervision of our Chief Executive Officer and Chief Financial Officer, we have concluded that as of December 31, 2006, we had effective controls over financial reporting. This conclusion excludes an evaluation of North Atlantic's control over their internal reporting of financial information.

Because of their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, errors, or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control systems are met.

Forward-Looking Information

This MD&A highlights significant business results and statistics from our consolidated financial statements for year ended December 31, 2006 and the accompanying notes thereto. In the interest of providing our Unitholders and potential investors with information regarding Harvest, including our assessment of our future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with conventional petroleum and natural gas operations; risks associated with refinery operations, the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in our regulatory reports and filings made with securities regulators.

Forward-looking statements in this MD&A include, but are not limited to, production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, reserve estimates, distributions, access to credit facilities, capital taxes, income taxes, Cash Flow From Operations and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects", and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable, at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. We assume no obligation to update forward-looking statements should circumstances or estimates or opinions change except as required by law. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Additional Information

Further information about us, including our Annual Information Form, can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Harvest Energy Trust (the "Trust") is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On October 19th, 2006 Harvest acquired North Atlantic Refining Limited ("North Atlantic") and we expanded our review of internal control over financial reporting to include a review of the design of North Atlantic's controls over their internal reporting of financial information. North Atlantic's total assets, net sales and earning before interest expense and income taxes constitute 30%, 29% and 9% of Harvest's consolidated total assets, net sales, and income respectively as of and for the fiscal year ended December 31, 2006. Based on our assessment, and excluding an assessment of the effectiveness of North Atlantic's control over their internal reporting of financial information which is planned for 2007, we have concluded that as of December 31, 2006, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management's assessment of the effectiveness of the Trust's internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, the Trust's Independent Registered Public Accountants, who also audited the Trust's Consolidated Financial Statements for the year ended December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust and the Unitholders of Harvest Energy Trust

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Harvest Energy Trust ("the Trust") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Trust acquired North Atlantic Refining Limited during 2006, and management excluded from its assessment of the effectiveness of the Trust's internal control over financial reporting as of December 31, 2006, North Atlantic Refining Limited's internal control over financial reporting associated with total assets of $1,727.8 million and total refined product sales of $460 million included in the consolidated financial statements of the Trust as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Trust also excluded an evaluation of the internal control over financial reporting of North Atlantic Refining Limited.

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 12, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 12, 2007

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

In management's opinion, the accompanying consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 12, 2007. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by KPMG LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Public Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Trust.

John E. Zahary	Robert W. Fotheringham
President and	Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 12, 2007

AUDITORS' REPORT

To the Unitholders of Harvest Energy Trust

We have audited the consolidated balance sheets of Harvest Energy Trust (the "Trust") as at December 31, 2006 and 2005 and the consolidated statements of income, unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 12, 2007

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust's financial statements, such as the change described in note 22 to the consolidated financial statements as at December 31, 2006 and 2005 and for the years then ended. Our report to the unitholders dated March 12, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 12, 2007

CONSOLIDATED BALANCE SHEETS

As at December 31
(thousands of Canadian dollars)

	2006	2005
Assets
Current assets
Cash	$10,006	$-
Accounts receivable and other	254,151	73,766
Fair value of risk management contracts [Note 18]	17,914	21,231
Prepaid expenses and deposits	12,713	1,126
Inventories [Note 4]	30,512	-
Future income tax [Note 16]	-	22,975
	325,296	119,098

Deferred charges and other non-current assets [Note 7]	35,657	12,768
Fair value of risk management contracts [Note 18]	9,843	2,628
Property, plant and equipment [Notes 3 and 5]	4,393,832	1,130,155
Intangible assets [Note 6]	114,752	-
Goodwill [Note 3]	866,178	43,832
	$5,745,558	$1,308,481

Liabilities and Unitholders' Equity
Current liabilities
Accounts payable and accrued liabilities [Note 8]	$294,582	$99,576
Cash distribution payable	46,397	18,544
Fair value deficiency of risk management contracts [Note 18]	26,764	65,968
	367,743	184,088

Bank loan [Note 10]	1,595,663	13,869
7 7/8% Senior notes [Note 12]	291,350	290,750
Convertible debentures [Notes 3 and 11]	601,511	44,455
Fair value deficiency of risk management contracts [Note 18]	2,885	10,449
Asset retirement obligation [Note 9]	202,480	110,693
Employee future benefits [Note 17]	12,227	-
Deferred credit	794	1,389
Future income tax [Note 16]	-	25,275

Non-controlling interest [Note 15]	-	3,179

Unitholders' equity
Unitholders' capital [Note 13]	3,046,876	747,312
Equity component of convertible debentures	36,070	2,639
Accumulated income	271,155	135,665
Accumulated distributions	(730,069)	(261,282)
Cumulative translation adjustment	46,873	-
	2,670,905	624,334
	$5,745,558	$1,308,481

Commitments, contingencies and guarantees [Note 21]
Subsequent events [Note 23]
See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

((signed))
Hector J. McFadyen
Director

((signed))
Verne G. Johnson
Director

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31

(thousands of Canadian dollars, except per Trust Unit amounts)

	2006	2005
Revenue
Petroleum, natural gas, and refined product sales	$1,580,934	$667,496
Royalty expense	(200,109)	(113,002)
Risk management contracts
Realized net losses	(44,808)	(72,981)
Unrealized net gains (losses)	52,179	(45,061)
	1,388,196	436,452

Expenses
Purchased products for processing and resale	386,014	-
Operating	276,537	126,858
Transportation and marketing	17,202	400
General and administrative [Note 14]	28,372	30,697
Transaction costs	12,072	-
Interest and other financing charges on short term debt, net	4,864	6,587
Interest and other financing charges on long term debt	78,893	29,824
Depletion, depreciation, amortization and accretion	429,470	178,956
Foreign exchange loss (gain)	21,100	(9,728)
Large corporations tax and other tax	(9)	134
Future income tax recovery [Note 16]	(2,300)	(32,371)
Non-controlling interest [Notes 15]	(65)	149
	1,252,150	331,506
Net income for the year	$136,046	$104,946

Net income per trust unit, basic [Note 13]	$1.34	$2.25
Net income per trust unit, diluted [Note 13]	$1.33	$2.19

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY
For the Years Ended December 31
(thousands of Canadian dollars)

		Equity
		Component of			Cumulative
	Unitholders'	Convertible	Accumulated	Accumulated	Translation
	Capital	Debentures	Income	Distributions	Adjustment	Total
At December 31, 2004	$465,524	$116	$30,719	$(97,110)	$-	$399,249
Issued for cash	175,001	-	-	-	-	175,001
Equity component of 6.5% series of
convertible debentures issuance	-	4,720	-	-	-	4,720
Convertible debenture conversions
9% Debentures Due 2009	8,924	(3)	-	-	-	8,921
8% Debentures Due 2009	11,383	(85)	-	-	-	11,298
6.5% Debentures Due 2010	33,585	(2,109)	-	-	-	31,476
Exchangeable share retraction
[Note 15]	3,865	-	-	-	-	3,865
Exercise of unit appreciation rights
and other	12,084	-	-	-	-	12,084
Issue costs	(9,949)	-	-	-	-	(9,949)
Net income	-	-	104,946	-	-	104,946
Distributions	46,895	-	-	(164,172)	-	(117,277)

At December 31, 2005	747,312	2,639	135,665	(261,282)	-	624,334
Issued in exchange for assets of
Viking [Note 3(c)]	1,638,131	-	-	-	-	1,638,131
Issued for cash
August 17, 2006	230,118	-	-	-	-	230,118
November 22, 2006	258,848	-	-	-	-	258,848
Equity component of convertible
debenture issuances
10.5% Debentures Due 2008	-	9,301	-	-	-	9,301
6.40% Debentures Due 2012	-	14,822	-	-	-	14,822
7.25% Debentures Due 2013	-	11,800	-	-	-	11,800
Convertible debenture conversions
9% Debentures Due 2009	551	-	-	-	-	551
8% Debentures Due 2009	1,550	(12)	-	-	-	1,538
6.5% Debentures Due 2010	3,563	(223)	-	-	-	3,340
10.5% Debentures Due 2008	10,761	(2,238)	-	-	-	8,523
6.40% Debentures Due 2012	231	(19)	-	-	-	212
Exchangeable share retraction
[Note 15]	2,648	-	(556)	-	-	2,092
Exercise of unit appreciation rights
and other	12,034	-	-	-	-	12,034
Issue costs	(26,414)	-	-	-	-	(26,414)
Foreign currency translation
adjustment	-	-	-	-	46,873	46,873
Net income	-	-	136,046	-	-	136,046
Distributions and distribution
reinvestment plan	167,543	-	-	(468,787)	-	(301,244)
At December 31, 2006	$3,046,876	$36,070	$271,155	$(730,069)	$46,873	$2,670,905

See accompanying Notes to these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31

(thousands of Canadian dollars)

	2006	2005
Cash provided by (used in)
Operating Activities
Net income for the year	$136,046	$104,946
Items not requiring cash
Depletion, depreciation, amortization and accretion	429,470	178,956
Unrealized foreign exchange loss (gain)	23,956	(8,588)
Non-cash interest expense	1,577	535
Amortization of deferred finance charges	8,432	4,853
Unrealized loss (gain) on risk management contracts [Note 18]	(52,179)	45,061
Future income tax recovery	(2,300)	(32,371)
Non-controlling interest	(65)	149
Unit based compensation expense	775	16,302
Amortization of office lease premiums and deferred rent expense	(161)	-
Employee benefit obligation	(328)	-
Settlement of asset retirement obligations [Note 9]	(9,186)	(4,146)
Change in non-cash working capital [Note 20]	(28,152)	(22,519)
	507,885	283,178

Financing Activities
Issue of Trust Units, net of issue costs	463,160	167,256
Issue of convertible debentures, net of issue costs [Note 11]	363,742	71,777
Redemption of exchangeable shares [Note 15]	(1,022)	-
Bank borrowings, net [Note 10]	1,452,138	(61,650)
Financing costs	(13,071)	(2,196)
Cash distributions	(273,391)	(107,091)
Change in non-cash working capital [Note 20]	(12,604)	(1,035)
	1,978,952	67,061

Investing Activities
Additions to property, plant and equipment	(398,292)	(120,508)
Business acquisitions	(2,044,640)	(237,783)
Property acquisitions	(65,773)	(4,052)
Property dispositions	20,856	2,177
Increase in other non-current assets	(165)	-
Change in non-cash working capital [Note 20]	10,886	9,927
	(2,477,128)	(350,239)

Change in cash and cash equivalents	9,709	-

Effect of exchange rate changes on cash	297	-

Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$10,006	$-

Interest paid	$53,434	$30,771
Large corporation tax and other tax paid	$862	$2,079

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.     Structure of the Trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 and is governed pursuant to the Amended and Restated Trust Indenture dated February 3, 2006 between Harvest Operations Corp. ("Harvest Operations"), a wholly owned subsidiary and manager of the Trust, and Valiant Trust Company as Trustee (the "Trust Indenture"). The purpose of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties and refining and marketing assets through investments in the securities of its subsidiaries and net profits interests in petroleum and natural gas properties. The beneficiaries of the Trust are the holders of its Trust Units (the "Unitholders") who receive monthly distributions from the Trust's net cash flow from its various investments after the provision for interest due to the holders of convertible debentures. Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and to comply with the mutual fund trust requirements of the Income Tax Act (Canada). The Trusts' activities are limited to holding and administering permitted investments and making distributions to its Unitholders.

The business of the Trust is carried on by Harvest Operations and other operating subsidiaries of the Trust, including North Atlantic Refining General Partnership. The activities of Harvest Operations and the Trust's subsidiaries are financed through interest bearing notes from the Trust, net profit interests issued to the Trust, and third party debt such as the bank debt and the 7 7/8% senior notes.

The net profit interests are determined pursuant to the terms of each respective net profit interest agreement. The Trust is entitled to net profit interests equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Under the terms of the net profits interests agreements, deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the operating subsidiaries.

References to "Harvest" refers to the Trust on a consolidated basis. References to "North Atlantic" refers to North Atlantic Refining General Partnership and it subsidiaries, all of which are 100% owned by Harvest.

2.     Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP") and to the extent that the differences materially affect Harvest, they are described in Note 22.

(a)   Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation.

(b)   Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and accretion expense, asset retirement obligations, fair value of risk management contracts, employee future benefits and amounts used in the impairment tests for intangible assets, goodwill, inventory and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be material.

(c)   Revenue Recognition

Revenues associated with the sale of crude petroleum, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Concurrent with the recognition of revenue from the sale of refined products and included in purchased products for resale and processing are associated transportation charges. Revenues for retail services are recorded when the services are provided.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. Prices are set biweekly using a price adjustment formula based on an allowable premium above Platt's with an interruption formula. The full effect of rate regulation is reflected in the product sales revenue as recorded by Harvest.

(d)   Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of in process inventory are determined using the weighted average cost method. The costs of purchased goods and petroleum products held for resale are determined under the first in, first out method. The costs of parts and supplies inventories are determined under the average cost method.

(e)   Joint Venture and Partnership Accounting

The subsidiaries of Harvest conduct substantially all of their petroleum and natural gas production activities through joint ventures and through partnerships. The consolidated financial statements reflect only Harvest's proportionate interest in such activities.

(f)   Property, Plant, and Equipment

Petroleum and Natural Gas

Harvest follows the full cost method of accounting for its petroleum and natural gas activities. All costs of acquiring petroleum and natural gas properties, whether productive or unproductive, related development costs, and overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income.

Proceeds from the sale of petroleum and natural gas properties are applied against capital costs. Gains and losses are not recognized on the disposition of petroleum and natural gas properties unless that disposition would alter the rate of depletion and depreciation by 20% or more.

Provision for depletion and depreciation of petroleum and natural gas assets is calculated using the unit-of-production method, based on proved reserves net of royalties as evaluated by independent petroleum engineers. The cost basis used for the depletion and depreciation provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of petroleum, reflecting the approximate relative energy content.

Harvest places a limit on the aggregate carrying amount of property, plant and equipment associated with petroleum and natural gas activities which may be amortized to depletion and depreciation in future periods. Impairment is recognized when the carrying amount of the petroleum and natural gas assets exceeds the sum of the undiscounted future cash flows expected from the proved reserves.

To recognize impairment, Harvest would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves using Harvest's risk-free discount rate. Any excess carrying amount above the net present value of Harvest's future cash flows would be a permanent impairment and reflected as a charge to net income for the period.

Cash flows are calculated based on future price estimates, adjusted for Harvest's contractual arrangements related to pricing and quality differentials.

The cost of unproved properties is excluded from the impairment test calculation described above and subject to a separate impairment test. An impairment of unproved properties is recognized when the cost base exceeds the fair value determined by a reference to market prices, historical experience or a third party independent evaluator. There were no impairment write downs for petroleum and natural gas assets for the years ended December 31, 2006 and 2005.

Refining and Marketing

Property, plant and equipment related to the refining assets are recorded at cost. Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the assets as set out below. Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Asset	Period

Refining and production plant:
Processing equipment	5 – 25 years
Structures	15 – 20 years
Catalysts	2 – 5 years
Tugs	25 years
Vehicles	2-5 years

Maintenance and repair costs including major maintenance activities, are expensed as incurred. Improvements that increase or prolong the service life or capacity of an asset are capitalized.

Property, plant and equipment related to refining assets are tested for recovery whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Property, plant and equipment related to refining assets are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If property, plant and equipment related to refining assets are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceed their fair value, with fair value determined based on discounted estimated net cash flows. There was no impairment write-down for refining assets for the year ended December 31, 2006.

(g)   Goodwill and Other Intangible assets

Goodwill is recognized when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. Goodwill is carried at cost less impairment and is not amortized. The carrying amount of goodwill is assessed for impairment annually at year-end, or more frequently if events occur that could result in an impairment. The goodwill impairment test is a two step test. In the first step, the carrying amount of the assets and liabilities, including goodwill, is compared to the fair value of the reporting unit. The fair value of a reporting unit is determined by calculating the present value of the expected future cash flows from the reporting unit. If the fair value is less than the carrying amount of the reporting unit, a potential impairment of goodwill may exist requiring the second test to be performed. Impairment is measured by allocating the fair value of the reporting unit, as determined in the first test, over the identifiable assets and liabilities. The excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities represents the fair value of goodwill. The excess of the book value of goodwill over this implied fair value is then recognized as an impairment and charged to income in the period in which it occurs. There were no impairment write-downs for each of the years ended December 31, 2006 and 2005.

Intangible assets with determinable useful lives are amortized using the straight line method over the estimated lives of the assets, which range from 5–20 years. The amortization methods and estimated service lives are reviewed annually. The carrying amounts of intangible assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangibles are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If intangibles are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceeds their fair value, with fair value determined based on discounted estimated net cash flows. There was no impairment write-down for the year ended December 31, 2006.

(h)   Asset Retirement Obligations

Harvest recognizes the fair value of any asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a credit-adjusted risk free discount rate to estimate this fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under "Property, Plant and Equipment". Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

(i)   Income Taxes

Under the Income Tax Act (Canada) the Trust and its trust subsidiary entities are taxable only on income that is not distributed or distributable to their Unitholders. As both the Trust and its Trust subsidiaries distribute all of their taxable income to their respective Unitholders pursuant to the requirements of their trust indentures, neither the Trust nor its trust subsidiaries make provisions for future income taxes.

Harvest follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(j)   Unit-based Compensation

Harvest determines compensation expense for the Trust Unit Rights Incentive Plan ("Trust Unit Incentive Plan") and the Unit Award Incentive Plan ("Unit Award Incentive Plan") by estimating the intrinsic value of the rights at each period end and recognizing the amount in income over the vesting period. After the rights have vested, further changes in the intrinsic value are recognized in income in the period of change.

The intrinsic value is the difference between the market value of the Units and the exercise price of the right in the case of the Trust Unit Incentive Plan, and in the case of the Unit Award Incentive Plan the market value of the Units represents the intrinsic value of the Award. Under the Trust Unit Incentive Plan, the intrinsic value method is used as participants in the plan have the option to either purchase the Units at the exercise price or to receive a cash payment or Trust Unit equivalent, equal to the excess of the market value of the Units over the exercise price. Under the Unit Award Incentive Plan participants have the option upon exercise to receive a cash payment or Trust Unit equivalent, equal to the value of awards outstanding, which is equivalent to the market value of the Units.

(k)   Non-controlling interest

Non-controlling interest represents the exchangeable shares issued by Harvest Operations to third parties which are ultimately only exchangeable for Units of the Trust. These exchangeable shares were issued as partial consideration for a corporate acquisition during the year ended December 31, 2004. Non-controlling interest on the consolidated balance sheet is recognized based on the fair value of the exchangeable shares on issuance together with a portion of Harvest's accumulated earnings or loss attributable to the non-controlling interest subsequent to their issuance. Net income or loss is reduced for the portion of earnings or losses attributable to the non-controlling interest. As the exchangeable shares are converted to Trust Units, the non-controlling interest on the consolidated balance sheet is reduced on a pro-rata basis together with a corresponding increase in Unitholders' capital. During the year ended December 31, 2006, all of the exchangeable shares were converted to units of the Trust, therefore, as at December 31, 2006 all of the non-controlling interest has been eliminated.

(l)   Deferred Charges

Deferred charges relate to costs incurred on the issuance of bank loans, 7 7/8% senior notes and the convertible debentures and are amortized over the term of the related debt to interest expense.

(m)   Financial Instruments

(i)   Risk Management Contracts

Harvest is exposed to market risks resulting from fluctuations in commodity prices, power prices and currency exchange rates in the normal course of its business. Harvest may use a variety of instruments to manage these exposures. For transactions where hedge accounting is not applied, Harvest accounts for such instruments using the fair value method by initially recording an asset or liability, and recognizing changes in the fair value of the instruments in income as unrealized net gains or losses on risk management contracts. Where Harvest has a fixed price physical commodity sales contract, it is also recorded at fair value. Fair values of financial instruments are determined from third party quotes or valuations provided by independent third parties. Any realized gains or losses on risk management contracts are recognized in income as realized net gains or losses on risk management contracts in the period they occur.

Harvest may elect to use hedge accounting when there is a high degree of correlation between the price movements in the financial instruments and the items designated as being hedged and has documented the relationship between the instruments and the hedged item as well as its risk management objective and strategy for undertaking hedge transactions. At December 31, 2006 and 2005, Harvest had not designated any of its outstanding financial instruments as hedges.

(ii)  Convertible debentures

Harvest presents outstanding convertible debentures in their debt and equity component parts on the consolidated balance sheet.

The debt component represents the total discounted present value of the semi-annual interest obligations to be satisfied by cash and the principal payment due at maturity, using the rate of interest that would have been applicable to a non-convertible debt instrument of comparable term and risk at the date of issue. Typically, this results in an accounting value assigned to the debt component of the convertible debentures which is less than the principal amount due at maturity. The debt component presented on the balance sheet increases over the term of the relevant debenture to the full face value of the outstanding debentures at maturity. The difference is reflected as increased interest expense with the result that adjusted interest expense reflects the effective yield of the debt component of the convertible debentures.

The equity component of the convertible debentures is presented under "Unitholders' Equity" in the consolidated balance sheet. The equity component represents the value ascribed to the conversion right granted to the holder, which remains a fixed amount over the term of the related debentures. Upon conversion of the debentures into Units by the holders, a proportionate amount of both the debt and equity components are transferred to Unitholders' capital.

(n)   Employee Future Benefits

North Atlantic maintains defined benefit and defined contribution plans and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses.

(i)   Defined Contribution Plan

Under the defined contribution plan, the annual contribution of each participating employee's pensionable earnings is as follows:

Employee category	2006

Permanent	5.0%
Part-time	2.5%

The contributions associated with the defined contribution plan is expensed as incurred.

(ii)  Defined Benefit Plans

The cost of providing the defined benefits and other post-retirement benefits is actuarially determined based upon an independent actuarial valuation using management's best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on credited service. Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and requires contributions to the plans be made based on independent actuarial valuation. Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet. For the purpose of calculating the expected return on assets, the fair value of the plan assets is used.

The defined benefit plans provide benefits based on length of service and the best five years of the last ten years' average earnings. There is no recognition or amortization of actuarial gains or losses less than 10% of the greater of the accrued benefit obligations and the fair value of plan assets for the defined benefit pension plans. Actuarial gains and losses over 10% are amortized on a straight-line basis over the average remaining service period of the plan participants. Actuarial gains or losses related to the other post-retirements benefits are recognized in income immediately. Past service costs are amortized on a straight-line basis over the expected average remaining service life of plan participants.

(o)   Currency Translation

Monetary assets and liabilities denominated in a currency other than Canadian dollars are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses denominated in a foreign currency are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

Harvest's investment in a subsidiary with a functional currency denominated in a currency other than the Canadian dollars is translated using the current rate method as the subsidiary is considered a self-sustaining operation. Gains and losses resulting from this translation are recorded in the cumulative translation adjustment in unitholders' equity.

(p)   Rate Regulation

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. The full effect of rate regulation is reflected in the product sales revenue as recorded.

3.     Business Acquisitions

(a)   North Atlantic Refining Limited

On October 19, 2006, Harvest acquired all of the issued and outstanding shares of North Atlantic Refining Limited for $1.6 billion plus certain working capital and other adjustments. The principal asset of North Atlantic Refining Limited is a medium gravity, sour-crude hydrocracking refinery. North Atlantic Refining Limited also operates a marketing division which includes gas stations, a home heating business and other ancillary services. The results of operations of North Atlantic have been included in the consolidated financial statements since its acquisition on October 19, 2006.

The aggregate consideration for the acquisition of North Atlantic consists of the following:

Consideration for the acquisition:	Amount
Cash paid	$1,592,793
Acquisition costs	5,000
$1,597,793

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregated consideration over the fair value of the identifiable net assets allocated to goodwill. These amounts are estimates made by management based on currently available information. The following summarizes the aggregate consideration for the North Atlantic acquisition:

Amount
Net working capital (including cash of $22,464)	$581
Inventory	36,137
Property, plant and equipment	1,254,696
Intangible assets (Note 6)	111,977
Long-term receivables	2,729
Goodwill	203,876
Funding deficiency of pension and other benefit plans	(12,203)
$1,597,793

Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

(b)   Birchill Energy Limited ("Birchill")

On July 26, 2006, Harvest signed a binding agreement to purchase all of the issued and outstanding shares of Birchill on August 15, 2006 for $446.8 million net of working capital adjustments and transaction costs. The results of operations of Birchill have been included in the consolidated financial statements since the time of effective control, July 26, 2006.

The aggregate consideration for the acquisition of Birchill consists of the following:

Consideration for the acquisition:	Amount
Cash paid, net of expected working capital recoveries	$445,538
Acquisition costs	1,309
$446,847

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the Birchill acquisition.

Consideration for the acquisition:	Amount
Net working capital deficiency (including nil cash)	$(14,755)
Property, plant and equipment	462,821
Asset retirement obligation	(1,219)
$446,847

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

(c)   Viking Energy Royalty Trust ("Viking")

On February 3, 2006, the unitholders of Harvest and Viking voted to approve a resolution to effect the Plan of Arrangement (the "Plan of Arrangement") by which unitholders of Viking received 0.25 Harvest Trust Units for every Viking Trust Unit held, and Harvest acquired all of the assets and assumed all of the liabilities of Viking for total consideration of approximately $1,638.1 million plus assumption of debt. This amount consisted of the issuance of 46,040,788 Trust Units [Note 13(b)] at an ascribed value of $35.58 per Trust Unit, based on the weighted average trading price of the Harvest Trust Units before and after the announcement date of November 28, 2005. Pursuant to the terms and conditions of Vikings' convertible debenture indenture, Harvest's acquisition of Viking's net assets resulted in Harvest assuming the obligations of Viking's convertible debentures, including the adjustment of the conversion ratio to reflect the 0.25 Harvest Trust Unit for each Viking Trust Unit exchange ratio.

The aggregate consideration for the acquisition of Viking consists of the following:

Consideration for the acquisition:	Amount
Ascribed value of Trust Units issued	$1,638,131
Bank debt assumed	106,247
Convertible debentures assumed	-
Debt component	202,232
Equity component	24,123
Acquisition costs	4,600
$1,975,333

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the Viking acquisition.

Allocation of purchase price:	Amount
Net working capital deficiency (including nil cash)	$(31,297)
Property, plant and equipment	1,455,000
Fair value deficiency of risk management contracts	(1,224)
Fair value of office lease (Note 6)	931
Goodwill	612,416
Asset retirement obligation	(60,493)
$1,975,333

Effective February 3, 2006, the results of Viking have been included in the consolidated financial statements.

(iv) Hay River

On August 2, 2005, Harvest acquired a partnership with certain petroleum and natural gas producing properties for total cash consideration of $237.8 million. The results have been included in the consolidated financial statements as of the closing date.

This transaction was accounted for using the purchase method. The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Allocation of purchase price:	Amount
Working capital deficiency	$(2,644)
Property, plant and equipment	244,995
Asset retirement obligation	(4,568)
Total cash consideration	$237,783

4.     Inventories

Inventories consist of the following:

December 31, 2006
Petroleum products	$19,513
Parts and supplies	10,999
Total inventories, net	$30,512

For the year ended December 31, 2006, inventory included lower of cost or market write-downs of $0.3 million and nil, respectively. Such write-down amounts were included as costs in "purchased products for resale and processing" in the consolidated statements of income. There was no inventory for the year ended December 31, 2005.

5.     Property, Plant and Equipment

	December 31, 2006		December 31, 2005
	Petroleum and	Refining and
	natural gas	marketing	Total	Total (1)
Cost	$3,801,054	$1,313,978	$5,115,032	$1,438,661
Accumulated depletion and
depreciation	(706,540)	(14,660)	(721,200)	(308,506)
Net book value	$3,094,514	$1,299,318	$4,393,832	$1,130,155

(1) In 2005, only petroleum and natural gas activities

General and administrative costs of $12.1 million (2005 – $7.1 million) have been capitalized during the year ended December 31, 2006, of which $3.0 million (2005 - $3.7 million) relate to the Trust Unit Incentive Plan and the Unit award incentive plan.

All costs, except those associated with undeveloped properties and assets under construction, are subject to depletion and depreciation at December 31, 2006 including future development costs of $289.2 million (2005 – $183.5 million). Undeveloped properties of $12.0 million were excluded from the asset base subject to depletion at December 31, 2005 (no amounts excluded for December 31, 2006). Refining and marketing assets under construction of $5.5 million were excluded from the asset base subject to depreciation at December 31, 2006 (no amounts excluded for December 31, 2005).

The petroleum and natural gas future prices used in the impairment test for petroleum and natural gas assets were obtained from third party engineers and were adjusted for contractual arrangements relating to pricing and quality differentials specific to Harvest. Based on these assumptions, the undiscounted future net revenue from Harvest's proved reserves exceed the carrying amount of its petroleum and natural gas assets as at December 31, 2006 and 2005, and therefore no impairment was recorded in either of the periods ended on these dates.

Benchmark prices and U.S.$/Cdn.$ exchange rate assumptions reflected in the impairment test as at December 31, 2006 were as follows:

	WTI Oil(1)	Foreign	Edmonton Light Crude Oil(1)	AECO Gas(1)
Year	(US$/barrel)	Exchange Rate	(CDN$ barrel)	(CDN$/Gigajoule)
2007	62.50	0.87	70.80	6.85
2008	61.20	0.87	69.30	7.05
2009	59.80	0.87	67.70	7.40
2010	58.40	0.87	66.10	7.50
2011	56.80	0.87	64.20	7.70
Thereafter (escalation)	2.0%	0%	2.0%	2.0%

(1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to Harvest

6.     Intangible Assets [see note 3(a)]

	December 31, 2006
	Cost	Accumulated Amortization	Net book value
Engineering drawings	$103,721	$1,080	$102,641
Marketing contracts	7,214	105	7,109
Customer lists	4,368	92	4,276
Fair value of office lease	931	205	726
Total	$116,234	$1,482	$114,752

7.     Deferred Charges and Other Non-Current Assets

	December 31, 2006	December 31, 2005
Financing costs, net of amortization	$31,269	$11,064
Discount on senior notes, net of amortization	1,408	1,704
Minimum lease payments receivable	4,618	-
Less unearned finance income on lease receivable	(235)	-
	$37,060	$12,768
Less: current portion of minimum lease payments receivable (1)	(1,403)	-
Total	$35,657	$12,768

(1) Included in accounts receivable and other

8.     Accounts Payable and Accrued Liabilities

	December 31, 2006	December 31, 2005
Trade accounts payable	$111,837	$22,484
Accrued interest	14,367	4,959
Trust Unit Incentive Plan and Unit Award
Incentive Plan [Note 14]	6,442	17,828
Premium on price risk management contracts	-	462
Other accrued liabilities	161,936	53,843
Total	$294,582	$99,576

9.     Asset Retirement Obligation

Harvest's asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $672 million which will be incurred between 2007 and 2055. The majority of the costs will be incurred between 2025 and 2035. A credit-adjusted risk-free discount rate of 10% and inflation rate of approximately 2% (2005 - 1%) were used to calculate the fair value of the asset retirement obligations at the time they were initially set-up. Upward revisions and new obligations are discounted using a revised credit adjusted risk-free discount rate of 8%.

A reconciliation of the asset retirement obligations is provided below:

	December 31, 2006	December 31, 2005

Balance, beginning of year	$110,693	$90,085
Incurred on acquisition of Hay River	-	4,568
Incurred on acquisition of Viking	60,493	-
Incurred on acquisition of Birchill	1,219	-
Liabilities incurred	2,763	2,760
Revision of estimates	20,544	8,656
Liabilities settled	(9,186)	(4,146)
Accretion expense	15,954	8,770
Balance, end of year	$202,480	$110,693

Harvest has gross asset retirement obligations of approximately $14.7 million relating to the refining and marketing assets that is expected to be settled after 2081. Due to the long time period prior to settlement, the discounted value today is immaterial and has not been recorded.

10.  Bank Loan

At December 31, 2006, Harvest had $1,306.0 million drawn under its three year revolving credit facilities, of which $763.0 million is payable in U.S. dollars, and $289.7 million drawn under its $350 million Senior Secured Bridge Facility. At December 31, 2005, Harvest had $13.9 million drawn under a $400 million credit facility.

On February 1, 2007, Harvest issued 6,146,750 Trust Units and 200,000 convertible debentures for total net proceeds of $328.6 million which was used to fully repay the remaining $289.7 million outstanding on the Senior Secured Bridge Facility with the remainder applied to the three year extendible revolving facility.

The $400 million credit facility consisted of a $375 million production facility plus a $25 million operating facility. This credit facility enabled funds to be borrowed, repaid and re-borrowed within the term that was extendible for an additional 364 day period on an annual basis with the consent of the lenders. If the term was not extended, the credit facilities would have converted to a 366 day non-revolving term loan with no repayments due until August 2, 2007. Amounts borrowed under the production and operating facilities bore interest at a floating rate based on the prime rate plus a range of 0 to 225 basis points depending on the type of borrowing and Harvest's debt to annualized cash flow ratio, as defined in the credit agreement. Availability under this facility was subject to a reserve based borrowing calculation performed by the lenders at least on a semi-annual basis. This facility was repaid on February 3, 2006 with proceeds from a new credit facility entered into concurrent with the closing of the acquisition of Viking.

On February 3, 2006, Harvest entered into a credit agreement which established a $750 million three year extendible revolving credit facility. With the consent of the lenders, this facility could be extended on an annual basis for an additional 364 days, and was capable of increasing to $900 million by way of a secondary syndication. On March 31, 2006, a secondary syndication was completed with an increase in the facility to $900 million and a maturity date of March 31, 2009. The credit facility was secured by a $1.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries. Amounts borrowed under this facility bore interest at a floating rate based on bankers' acceptances plus a range of 65 to 115 basis points depending on Harvest's ratio of senior debt (excluding convertible debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). Availability under this facility was subject to the following quarterly financial covenants:

Senior debt to EBITDA	3.0 to 1.0 or less
Total debt to EBITDA	3.5 to 1.0 or less
Senior debt to Capitalization	50% or less
Total debt to Capitalization	55% or less

On October 19, 2006, Harvest entered into an amended and restated credit agreement with its lenders which increased its three year extendible revolving credit facility from $900 million to $1.4 billion and established a $350 million Senior Secured Bridge Facility. The terms and conditions of the Three Year Extendible Revolving Credit Facility remained unchanged except for changes to the security pledged and the addition of a 15 basis point additional fee applicable so long as the Senior Unsecured Bridge Facility was outstanding. The amended and restated credit agreement required Harvest to increase the first floating charge over all of the assets of Harvest's operating subsidiaries to $2.5 billion plus grant a first mortgage security interest on the refinery assets of North Atlantic. The $350 million Senior Secured Bridge Facility provided Harvest with a single draw on this facility within five days of the closing of its acquisition of North Atlantic and, subject to the repayment requirements of the $450 million Senior Unsecured Bridge Facility, requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and, in all events, repayment in full within 18 months of the initial draw. Harvest was entitled to make additional repayments on the $350 million Senior Secured Bridge Facility without penalty or notice.

On October 19, 2006, Harvest also entered into a further credit agreement that established a $450 million Senior Unsecured Bridge Facility which provided for only a single draw on the facility within five days of the closing of its acquisition of North Atlantic and requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and repayment in full within 6 months of the initial draw. Amounts borrowed under this facility bear interest at a floating rate based on bankers' acceptances plus a range of 230 to 280 basis points depending on the Harvest senior debt to EBITDA ratio as set forth in the amended and restated credit agreement.

On October 19, 2006, North Atlantic entered into an amended and restated credit agreement that provides for a $10 million demand operating line of credit to finance its receivables and inventory in the Province of Newfoundland and Labrador as well as support periodic cash management market transactions. This facility is secured by a guarantee from Harvest Operations Corp. with amounts borrowed bearing interest at the bank's prime lending rate.

On October 19, 2006, Harvest drew the full amount of the $450 million Senior Unsecured Credit Facility as well as the full amount of the $350 million Senior Secured Credit Facility plus $789.8 million from the Three Year Extendible Revolving Credit Facility to close the purchase of North Atlantic (see note 3(a)).

On November 20, 2006, Harvest and its lenders amended the credit agreement to enable the first $100 million of the net proceeds from an offering of Trust Units and convertible debentures on November 22, 2006 to be retained by Harvest for general purposes. On November 22, 2006 Harvest issued 9,499,000 trust units and 379,500 convertible debentures for total net proceeds of $610.2 million, of which $450 million was used to fully repay the Senior Unsecured Bridge Facility, $60.3 million was applied against the $350 million Senior Secured Bridge Facility and the remainder was applied against the three year extendible revolving facility.

For the year ended December 31, 2006 Harvest paid interest at an average rate of 4.86% (2005 – 4.75%) and 6.07% (2005 – 6.39%) for the Canadian and U.S amounts drawn, respectively.

11.  Convertible Debentures

Harvest has six series of convertible unsecured subordinated debentures outstanding. Interest on the debentures is payable semi-annually in arrears in equal installments on dates prescribed by each series. The debentures are convertible into fully paid and non-assessable Trust Units, at the option of the holder, at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by Harvest for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion.

The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective maturity dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. Any redemption will include accrued and unpaid interest at such time. Harvest may elect to settle the principal due at maturity or on redemption and periodic interest payments in the form of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date.

The following is a summary of the six series of convertible debentures.

Conversion
	price / Trust			Second redemption
Series	Unit	Maturity	First redemption period	period
9% Debenture Due 2009	$ 13.85	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
8% Debenture Due 2009	$ 16.07	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
6.5% Debenture Due 2010	$ 31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
10.5%(2) Debenture Due 2008	$ 29.00	Jan.31, 2008	Feb. 1/06-Jan. 31/07	Feb. 1/07-Jan. 30/08
6.40%(1)(2) Debenture Due 2012	$ 46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
7.25%(3) Debenture Due 2013	$ 32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11

(1) This series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture on or after November 1, 2009 until maturity.

(2) The fair value, including the equity component, of the 10.5% convertible debentures and the 6.40% convertible debentures at acquisition on February 3, 2006 was $44.8 million and $181.5 million, respectively.

(3) This series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture on or after October 1, 2011 until maturity.

The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

	December 31, 2006			December 31, 2005
		Carrying			Carrying
	Face Value	Amount(1)	Fair Value	Face Value	Amount(1)
9%Debentures Due2009	$1,226	$1,226	$2,280	$1,777	$1,777
8% Debentures Due 2009	2,239	2,229	3,731	3,786	3,764
6.5% Debentures Due 2010	37,929	35,988	37,925	41,473	38,914
10.5% Debentures Due 2008	26,621	26,824	28,085	-	-
6.40% Debentures Due 2012	174,743	167,401	159,485	-	-
7.25% Debentures Due 2013	379,500	367,843	375,705	-	-
	$622,258	$601,511	$607,211	$47,036	$44,455

(1)Excluding the equity component.

12.  7 7/8% Senior Notes

On October 14, 2004, Harvest Operations Corp., a wholly owned subsidiary of Harvest, issued US$250 million of 7 7/8% Senior Notes for cash proceeds of $311,951,000. The 7 7/8% Senior Notes are unsecured, require interest payments semiannually on April 15 and October 15 each year and mature on October 15, 2011. Prior to maturity, redemptions are permitted as follows:

  Before October 15, 2007 at 107.875% of the principal amount(1)
  Beginning on October 15, 2007 at 103.938% of the principal amount(2)
  After October 15, 2008 at 103.938% of the principal amount
  After October 15, 2009 at 101.969% of the principal amount
  After October 15, 2010 at 100% of the principal amount

(1) Limited to 35% of the notes issued and limited to repayment with proceeds from an equity offering.

(2) Only permitted if necessary to prevent the Trust from being disqualified as a trust for the purpose of the Income Tax Act. Limited to 35% of the notes issued or less; otherwise 100% of the notes issued.

The 7 7/8% Senior Notes contain certain covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1. The covenants of the 7 7/8% Senior Notes also restrict Harvest's secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10%. In addition, the 7 7/8% Senior Notes restrict Harvest's ability to pay distributions to an amount equal to 80% of the cumulative net proceeds from the issuance of Trust Units plus the cash flows from operations, before settlement of asset retirement obligations and changes in non-cash working capital, both calculated from the date of issuance of the 7 7/8% Senior Notes. An excess carryforward balance of approximately Cdn$1 billion exists as at December 31, 2006.

The 7 7/8% Senior Notes are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries. The fair value of the 7 7/8% Senior Notes at December 31, 2006 was U.S.$236.3 million.

13.  Unitholders' Capital

(a)    Authorized

The authorized capital consists of an unlimited number of Trust Units.

(b)    Number of Units Issued

	Year ended December 31,
	2006	2005
Outstanding, beginning of year	52,982,567	41,788,500
Issued in exchange for assets of Viking [Note 3 (c)]	46,040,788	-
Issued for cash
August 17, 2006	7,026,500	-
November 22, 2006	9,499,000	-
Conversion of subscription receipts	-	6,505,600
Convertible debenture conversions
9% Debentures Due 2009	39,777	643,133
8% Debentures Due 2009	96,252	703,976
6.5% Debentures Due 2010	114,313	1,081,497
10.5% Debentures Due 2008	290,919	-
6.40% Debentures Due 2012	4,825	-
Exchangeable share retraction [Note 15]	184,809	299,123
Distribution reinvestment plan issuance	5,464,450	1,632,394
Exercise of unit appreciation rights and other	351,972	328,344
Outstanding, end of year	122,096,172	52,982,567

On August 17, 2005, Harvest implemented a premium distribution reinvestment plan. The premium distribution program enables investors to receive a cash payment equal to 102% of the regular distribution amount. The impact to Harvest is the same as the regular distribution reinvestment plan whereby it settles distributions with units rather than cash, at a discount to the current market price of the Units.

(c)   Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	December 31, 2006	December 31, 2005
Net income, basic	$136,046	$104,946
Non-controlling interest	(65)	149
Interest on convertible debentures	375	1,128
Net income, diluted(1)	$136,356	$106,223

Weighted average Trust Units adjustments	December 31, 2006	December 31, 2005
Number of Units
Weighted average Trust Units outstanding, basic	101,590,850	46,557,151
Effect of convertible debentures	291,000	880,208
Effect of exchangeable shares	31,793	274,768
Effect of Employee Unit Incentive Plans	268,518	795,754
Weighted average Trust Units outstanding, diluted(2)	102,182,161	48,507,881

(1) Net income, diluted excludes the impact of the conversions of certain of the convertible debentures of $19,855,000 for the year ended December 31, 2006 (2005 - $1,736,000), as the impact would be anti-dilutive.

(2) Weighted average Trust Units outstanding, diluted for the year ended December 31, 2006 does not include the unit impact of 6,980,000 for certain of the convertible debentures (2005 - 749,000), as the impact would be anti-dilutive.

14.  Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

Harvest is authorized to grant non-transferable Unit appreciation rights to directors, officers, consultants, employees and other service providers to an aggregate of a rolling maximum of 7% of the outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares. The initial exercise price of rights granted under the plan is equal to the market price of the Trust Units at the time of grant and the maximum term of each right is five years. The rights vest equally over four years commencing on the first anniversary of the grant date. The exercise price of the rights may be reduced by an amount up to the amount of cash distributions made on the Trust Units subsequent to the date of grant of the respective right, provided that Harvest's net operating cash flow (on an annualized basis) exceeds 10% of Harvest's recorded cost of property, plant and equipment less all debt, working capital deficiency (surplus) or debt equivalent instruments, accumulated depletion, depreciation and amortization charges, asset retirement obligations, and any future income tax liability associated with such property, plant and equipment. Any portion of a distribution that does not reduce the exercise price on exercised rights is paid to the holder in a lump sum cash payment after the rights have been exercised.

Upon the exercise of unit appreciation rights the holder has the sole discretion to elect to receive cash or units. As a result, Harvest recognizes a liability on its consolidated balance sheet associated with the rights reserved under the plan. This obligation represents the difference between the market value of the Trust Units and the exercise price of the vested Unit rights outstanding under the plan. As such, an obligation of $6.4 million (2005 - $17.8 million) has been recorded in accounts payable and accrued liabilities for the graded vested portion of the 3,788,125 (2005 – 1,305,143) Trust Units outstanding under the plan at December 31, 2006. For accounting purposes, vesting is deemed to occur on a pro rata basis throughout the year, rather than at a vesting date which only occurs on the anniversary date of the grant.

The following summarizes the Trust Units reserved for issuance under the Trust Unit Incentive Plan:

	Year ended December 31, 2006		Year ended December 31, 2005
	Unit	Weighted	Unit	Weighted
	Appreciation	Average Exercise	Appreciation	Average
	Rights	Price	Rights	Exercise Price
Outstanding beginning of year	1,305,143	$19.72	1,117,725	$11.92
Granted	3,924,300	31.92	793,325	26.69
Exercised	(1,039,018)	18.58	(420,157)	9.49
Cancelled	(402,300)	37.25	(185,750)	25.70
Outstanding before exercise price reductions	3,788,125	30.81	1,305,143	19.72
Exercise price reductions	-	(1.67)	-	(2.99)
Outstanding, end of year	3,788,125	$29.14	1,305,143	$16.73
Exercisable before exercise price reductions	266,125	$24.18	109,068	$13.56
Exercise price reductions	-	(5.37)	-	(4.04)
Exercisable, end of year	266,125	$18.81	109,068	$9.52

The following table summarizes information about Unit appreciation rights outstanding at December 31, 2006.

		Outstanding			Exercisable
			Weighted
			Average			Weighted Average
Exercise Price	Exercise Price		Exercise Price	Remaining	At	Exercise Price net
before price	net of price	At December	net of price	Contractual	December	of price
reductions	reductions	31, 2006	reductions(1)	Life (1)	31, 2006	reductions(1)
$12.19-$13.15	$4.74-$6.07	9,250	$ 5.57	1.9	9,250	$ 5.57
$13.35-$17.84	$6.46-$11.85	58,150	8.88	2.5	58,150	8.88
$18.90-$25.10	$12.99-$19.59	125,825	18.70	3.2	125,825	18.70
$26.17-$37.56	$22.85-$35.66	3,594,900	29.89	4.6	72,900	28.60
$12.19-$37.56	$4.74-$35.66	3,788,125	$ 29.14	4.5	266,125	$ 18.81

(1) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan ("Unit Award Plan")

The Unit Award Plan authorizes Harvest to grant awards of Trust Units to directors, officers, employees and consultants of Harvest and its affiliates (to an aggregate of a rolling maximum of 0.5% of the outstanding Trust Units and the number of Trust Units issuable upon the exercise of any outstanding exchangeable shares). Subject to the Board of Directors' discretion, awards vest annually over a two to four year period and, upon vesting, entitle the holder to elect to receive the number of Trust Units subject to the award or the equivalent cash amount. The number of Units to be issued is adjusted at each distribution date for an amount approximately equal to the foregone distributions. The fair value associated with the Trust Units granted under the Unit Award Plan is expensed in the statement of income over the vesting period.

Number	December 31, 2006	December 31, 2005
Outstanding, beginning of year	35,365	10,662
Granted	320,905	23,466
Adjusted for distributions	27,879	1,237
Exercised	(41,530)	-
Forfeitures	(35,920)	-
Outstanding, end of year	306,699	35,365

Upon closing of the Viking Plan of Arrangement all awards and rights issued under Harvest's employee unit incentive plans vested and additional rights and awards were issued under both plans.

Harvest has recognized compensation expense of $9.9 million (2005 – $17.3 million), including non cash compensation recovery of $8.1 million (2005 expense - $16.3 million), for the year ended December 31, 2006, related to the Trust Unit Incentive Plan and the Unit Award Plan and this is reflected in general and administrative expense in the consolidated statements of income.

15.   Exchangeable Shares

(a)   Authorized

Harvest Operations is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b)   Issued

Exchangeable shares, series 1	December 31, 2006	December 31, 2005
Outstanding, beginning of year	182,969	455,547
Shareholder retractions	(156,067)	(272,578)
Issuer redemption	(26,902)	-
Outstanding , end of year	-	182,969
Exchange ratio	-	1.17475

On June 30, 2004, 600,587 exchangeable shares, series 1 were issued at $14.77 per share. After retractions of 145,040 shares in 2004, 272,578 shares in 2005 and 156,067 shares in 2006, Harvest elected on March 16, 2006 to exercise its de minimus redemption right to redeem all of the remaining exchangeable shares outstanding on June 20, 2006 for a cash payment totaling $1.0 million following which there were no exchangeable shares outstanding.

(c)   Non-controlling interest

The following is a summary of the non-controlling interest:

	December 31, 2006	December 31, 2005
Non-controlling interest, beginning of year	$3,179	$6,895
Exchanged for Trust Units	(2,648)	(3,865)
Redeemed for cash	(1,022)	-
Excess of redemption price over cost, charged to accumulated income	556	-
Current period income attributable to non-controlling interest	(65)	149
Non-controlling interest, end of year	$-	$3,179

16.   Income Taxes

The future income tax provision reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations and the Trust's other corporate subsidiaries and their corresponding income tax bases as at that date. Changes in the temporary differences are reflected in future income tax expense or recovery. The legislated reductions in the Federal and Provincial income tax rates were implemented as expected in 2004. Federal rates are expected to decline further until 2010, resulting in an effective tax rate of approximately 30% for the Trust, which is the rate applied to the temporary differences in the future income tax calculation based on when these differences are expected to reverse.

The provision for future income taxes varies from the amount that would be computed by applying the combined Canadian Federal and Provincial income tax rates to the reported income before taxes as follows:

	Year ended December 31
	2006	2005
Income before taxes	$133,737	$72,709
Combined Canadian Federal and Provincial statutory income tax
rate	35.3%	37.6%
Computed income tax expense at statutory rates	47,209	27,339
Income earned by flow through entities	(136,452)	(64,763)
Loss in corporate entities	(89,243)	(37,424)
Increased expense (recovery) resulting from the following:
Non-deductible crown charges	6,935	4,242
Resource allowance	2,142	(3,499)
Non-deductible portion of capital loss (gain)	1,789	(1,834)
Unit appreciation rights expense	3,228	4,455
Difference between current and expected tax rates	10,465	2,300
Benefit of future tax deductions not recognized	62,384	-
Other	-	(611)
Future income tax recovery	$(2,300)	$(32,371)

The components of the future income tax liability (asset) are as follows:

	December 31,	December 31,
	2006	2005
Net book value of petroleum and natural gas assets in excess of tax pools	$29,896	$41,270
Asset retirement obligation	(17,641)	(12,826)
Net unrealized losses related to risk management contracts and foreign
exchange positions – current	(3,818)	(17,483)
Net unrealized losses related to risk management contracts and foreign
exchange positions – long-term	(1,266)	1,532
Non-capital loss carry forwards for tax purposes	(40,412)	(4,701)
Deferral of taxable income in Partnership	1,483	1,425
Working capital and other items	(2,787)	(6,917)
Valuation allowance	34,545	-
Future income tax liability (asset), net	$-	$2,300

The amount of tax pools available to the Trust, in all of its subsidiaries, is approximately $2.3 billion. These tax pools are primarily made up of resource tax pools, undepreciated capital cost, non-capital losses, and unit issue costs. These tax pools are available for deduction in future years to enable the Trust to manage its exposure to income taxes.

Canada Revenue Agency ("CRA") Assessment

In 2002, the CRA assessed, as a $30 million forgiveness of debt, a 1994 share issue in connection with the acquisition of North Atlantic in 1994 by a Vitol Refining S.A. affiliate. North Atlantic disagrees with the CRA's position and believes that the value of the common shares issued in 1994 was equal to the value of the debt exchanged and has filed a Notice of Objection to the CRA's Notice of Reassessment. There are no contingent amounts accrued related to this matter in these financial statements. Harvest is indemnified by the vendor of North Atlantic in respect of this contingent liability.

Proposed Income Tax Changes:

On October 31, 2006, the Canadian government announced plans to introduce a 31.5% tax on distributions paid by publicly traded income trusts, which would include Harvest Energy Trust, as well as intentions that would limit the growth of such trusts. Harvest has not recorded provisions to reflect the impact of these announced changes as the legislation has not been substantially enacted.

17.  Employee Future Benefit Plans [see note 3(a)]

Defined Contribution Pension Plan

Total expense for the defined contribution plan is equal to Harvest's required contributions and was $0.143 million, for the year ended December 31, 2006 (2005 – nil).

Defined Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions, set annually on December 31, are as follows;

	December 31, 2006
		Other Benefit
	Pension Plans	Plans

Discount rate	5.0%	5.0%
Expected long-term rate of return on plan assets	7.0%	-
Rate of compensation increase	3.5%	-
Employee contribution of pensionable income	6.0%	-
Annual rate of increase in covered health care benefits	-	12%
Expected average remaining service lifetime (years)	11.7	11.1

The assets of the defined benefit plan are invested and maintain the following asset mix:

		December 31, 2006
Bonds/fixed income securities		32%
Equity securities		68%

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit pension plans were subject to an actuarial valuation on December 31, 2005 and the next valuation report is due no later than December 31, 2008. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2006.

	December 31, 2006
	Pension Plans	Other Benefit Plans

Employee benefit obligation, October 19, 2006 [note 3(a)]	$38,754	$5,315
Current service costs	648	88
Interest	546	74
Actuarial losses	3,422	601
Plan amendment	-	-
Benefits paid	(269)	(51)
Impact of foreign exchange on translation	-	-
Employee benefit obligation, end of year	43,101	6,027

Fair value of plan assets, October 19, 2006	31,878	-
Actual return on plan assets	3,181	-
Employer contributions	1,306	51
Employee contributions	480	-
Benefits paid	(269)	(51)
Impact of foreign exchange on translation	-	-
Fair value of plan assets, end of year	36,576	-
Funded status	(6,525)	(6,027)
Unamortized balances:
Net actuarial losses	325	-
Past services	-	-
Carrying amount	$(6,200)	$(6,027)

		December 31, 2006
Summary:
Pension plans		$6,200
Other benefit plans		6,027
Carrying amount		$12,227

Estimated pension and other benefit payments to plan participants, which reflect expected future service, expected to be paid from 2007 to 2016 are summarized in the commitment table [see Note 21].

The table below shows the components of the net benefit plan expense:

	Year ended December 31, 2006
	Pension Plans	Other Benefit Plans
Current service cost	$648	$88
Interest costs	546	74
Expected return on assets	(563)	-
Amortization of net actuarial losses	-	588
Net benefit plan expense	$631	$750

A 1% change in the expected health care cost trend rate would have the following annual impacts as at December 31, 2006:

	1% Increase	1% Decrease
Impact on post-retirement benefit expense	$2	$(2)
Impact on projected benefit obligation	16	(22)

18.   Financial Instruments and risk management contracts

Harvest is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a)    Fair Values

Financial instruments of Harvest consist mainly of accounts receivable, long-term receivables, accounts payable and accrued liabilities, cash distribution payable, bank loan, risk management contracts, convertible debentures and senior notes. Other than as disclosed in Note 11 for the convertible debentures and Note 12 for the senior notes, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values due to their short term to maturity, the risk management contracts are presented at fair value on the balance sheet, and bank debt bears interest at a floating rate.

(b)    Interest Rate Risk

Harvest is exposed to interest rate risk on its bank loans as interest rates are determined in relation to floating market rates. Harvest's convertible debentures and 77/8% Senior Notes have fixed interest rates.

(c)    Credit Risk

Substantially all accounts receivable in our petroleum and natural gas operations are due from customers in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its partners and customers, including parties involved in marketing or other commodity arrangements. The Supply and Offtake Agreement entered into in conjunction with the purchase of the refinery increased Harvest's exposure to the credit risk of Vitol Refining S.A. as all feedstock purchases and substantially all products sales are made with Vitol Refining S.A. Harvest mitigates this risk by requiring that Vitol Refining S.A. maintain a minimum B+ credit rating. If the credit rating falls below this line additional security is required to be supplied to Harvest. The carrying amount of accounts receivable reflects management's assessment of the associated credit risks.

Harvest does not have any significant exposure to any individual customer in its refining and marketing operations and its policy is to manage its credit risk by dealing with only financially sound customers. Credit is extended based on an evaluation of the customer's financial condition. Harvest does not anticipate loss for non-performance other than as already recorded.

(d)    Foreign Exchange Rate Risk

Harvest is exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on purchases and sales of commodities that are denominated in U.S. dollars or directly influenced by U.S. dollar benchmark prices. In addition, Harvest's 77/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million). These notes act as an economic hedge to help offset the impact of exchange rate movements on commodity sales during the year. As at December 31, 2006 the full balance of the notes is still outstanding and is not repayable until October 15, 2011. Interest is payable semi-annually on the notes in U.S. dollars. Harvest also enters into foreign currency swaps to match the exchange rate on future U.S. dollar payments to the exchange rate received on U.S. dollar sales. Harvest is also exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on its net investment in North Atlantic, as the functional currency of the refinery is U.S. dollars. However, a portion of the purchase price was financed with U.S. dollar borrowings, which acts as an economic hedge to help offset this exposure.

(e)    Risk Management Contracts

Harvest uses fixed price petroleum sales contracts and financial instruments to manage its commodity price exposure. Under the terms of some of these instruments, Harvest is required to provide security to its counterparties from time to time based on the underlying market value of those contracts. As at December 31, 2006, no security was provided. Harvest is also exposed to counterparty risk for these risk management contracts. This risk is managed by diversifying Harvest's risk management portfolio among a number of counterparties and by dealing with large investment grade institutions.

The following is a summary of Harvest's risk management contracts outstanding, along with their fair value at December 31, 2006.

Quantity	Type of Contract	Term	Reference	Fair value

5,000 bbl/d	Participating swap	January – December 2007	U.S.$60.00(a)	$1,718
5,000 bbl/d	Participating swap	January – December 2007	U.S.$65.00(b)	7,709

25,000 GJ/d	Natural gas price collar contract	January – March 2007	Cdn$5.00-$13.55	110
25,000 GJ/d	Natural gas price collar contract	January – March 2007	Cdn$7.00-$12.50	1,553

35 MWH	Electricity price swap contracts	January – December 2007	Cdn $56.69	6,765

$6,100,000/mnth	Foreign currency swap	January 2007	1.1553 Cdn/U.S.	59
Total current portion of fair value				$17,914

5,000 bbl/d	Participating swap	January – June 2008	U.S.$65.00(c)	$3,290

35 MWH	Electricity price swap contracts	January – December 2008	Cdn $56.69	6,553
Total long-term portion fair value				$9,843

1,000 bbl/d	Differential swap – Wainwright	January – April 2007	27.70%	$(275)

5,000 bbl/d	Participating swap	January – June 2007	U.S.$49.03(d)	(3,607)
10,000 bbl/d	Participating swap	January – December 2007	U.S.$55.00(c)	(9,854)

5,000 bbl/d	Indexed put contract – bought put	January – December 2007	U.S.$50.00(e)	1,520
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$50.00(e)	(16,241)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$60.00(e)	7,849
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$70.00(e)	(2,939)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$83.00(e)	819

200 GJ/d	Fixed price – natural gas contract	January – December 2007	Cdn.$4.13(g)	(473)
76 GJ/d	Fixed price – natural gas contract	January – December 2007	Cdn.$2.16-2.22(g)	(125)

$416,700/mnth	Foreign currency swap	January – December 2007	1.14 Cdn/U.S.	(78)
$4,167,000/mnth	Foreign currency swap	January – December 2007	1.1189 Cdn/U.S.	(1,696)
$4,167,000/mnth	Foreign currency swap	January – December 2007	1.1249 Cdn/U.S.	(1,664)
Total current portion of fair value deficiency				$(26,764)

5,000 bbl/d	Participating swap	January – June 2008	U.S.$55.00(f)	$(276)

200 GJ/d	Fixed price – natural gas contract	January – December 2008	Cdn. $5.19(g)	(552)
76 GJ/d	Fixed price – natural gas contract	January - October 2008	Cdn. $2.22(g)	(127)

$8,333,000/mnth	Foreign currency swap	January – June 2008	1.1099 Cdn/U.S.	(1,930)
Total long-term portion of fair value deficiency				$(2,885)

(a) This price is a floor. Harvest realizes this price plus 77% of the difference between spot price and this price.
(b) This price is a floor. Harvest realizes this price plus 79% of the difference between spot price and this price.
(c) This price is a floor. Harvest realizes this price plus 67% of the difference between spot price and this price.
(d) This price is a floor. Harvest realizes this price plus 75% of the difference between spot price and this price.

(e)      Each group of puts and calls reflect an "indexed put option". These series of puts and calls serve to fix a floor price while retaining upward price exposure on a portion of price movements above the floor price.

(f) This price is a floor. Harvest realizes this price plus 80% of the difference between spot price and this price
(g) This contract contains an annual escalation factor such that the fixed price is adjusted each year.

At December 31, 2006, the net unrealized loss position reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $1.9 million (2005 - $52.6 million).

For the year ended December 31, 2006, the total unrealized gain recognized in the consolidated statement of income, including amortization of deferred charges and gains, was $52.2 million (2005 - $45.1 million). The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

19.   Segment Information

Harvest operates entirely in Canada and has two reportable operating segments in 2006, Petroleum and Natural Gas and Refining and Marketing. For 2005, Harvest's only operating segment was the Petroleum and Natural Gas operations.

Petroleum and Natural Gas – Harvest's petroleum and natural gas operations consist of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids.

Refining and Marketing – Harvest's refining and marketing operations includes the purchase of crude oil, the refining of crude oil, the sale of the refined products to a large market and through a network of retail gas operations, home heating business and the supply of refined products to commercial and wholesale customers.

	December 31, 2006

	Refining and	Petroleum and	Total
	Marketing(1)	Natural Gas(1)
Revenue	$460,359(2)	$1,120,575	$1,580,934(3)
Royalties	-	(200,109)	(200,109)
Realized net losses	-	(62,619)	(62,619)
Unrealized net gains	-	52,179	52,179
Less: expenses
Purchased products for resale and processing	386,014	-	386,014
Operating	34,063	242,474	276,537
Transportation and marketing	5,060	12,142	17,202
General and administrative	-	28,372	28,372
Transaction costs	-	12,072	12,072
Depletion, depreciation, amortization and accretion	15,482	413,988	429,470
	$19,740	$200,978	$220,718

Interest and other financing charges on short term debt, net			(4,864)
Interest and other financing charges on long term debt			(78,893)
Realized gains on risk management contracts			17,811
Foreign exchange gains/(losses)			(21,100)
Large corporate tax and other tax			9
Future income tax recovery			2,300
Non-controlling interest			65
Net income			$136,046

Total Assets(1)	$1,727,797	$4,017,761	$5,745,558

Capital Expenditures
Development and other activity	$21,411	$376,881	$398,292
Business acquisitions	1,597,793	2,422,180	4,019,973(4)
Property acquisitions	-	65,773	65,773
Property dispositions	-	(20,856)	(20,856)
Increase in other non-current assets	165	-	165
Total expenditures	$1,619,369	$2,843,978	$4,463,347

Property, plant and equipment
Cost	$1,313,978	$3,801,054	$5,115,032
Less: Accumulated depletion, depreciation, amortization & accretion	(14,660)	(706,540)	(721,200)
Net book value	$1,299,318	$3,094,514	$4,393,832

Goodwill, beginning of year	$-	$43,832	$43,832
Additions to goodwill	209,930	612,416	822,346
Goodwill, end of year	$209,930	$656,248	$866,178

(1) Accounting policies for segments are the same as those described in the Significant Accounting Policies

(2)      Of the total Refining and Marketing revenue for the year ended December 31, 2006, $427.1 million is from one customer. No other single customer within either division represents greater than 10% of Harvest's total revenue.

(3) Of the total consolidated revenue for the year $1,150.5 million is attributable to sales in Canada, while $430.4 million is attributable to sales in the United States.
(4) Included in this amount is $1,975.3 million relating to the acquisition of Viking, which was acquired through the issuance of Trust Units and is therefore not reflected in the cash flow statement
(5) There is no intersegment activity.

20. Change in Non-Cash Working Capital
	Year ended December 31
	2006	2005

Changes in non-cash working capital items:
Accounts receivable	$(55,505)	$(29,738)
Prepaid expenses and deposits	(5,461)	1,888
Current portion of risk management contracts assets	3,317	(12,370)
Inventory	5,625	-
Current portion of future income tax asset	22,975	(19,874)
Accounts payable and accrued liabilities	17,932	23,325
Cash distribution payable	5,986	10,186
Current portion of risk management contracts liability	(40,069)	38,041
	$(45,200)	$11,458

Changes relating to operating activities	$(28,152)	$(22,519)
Changes relating to financing activities	(12,604)	(1,035)
Changes relating to investing activities	10,886	9,927
Add: Non-cash changes	(15,330)	25,085
	$(45,200)	$11,458

21.   Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest's reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest's reported financial position or results from operations.

The following are the significant commitments and contingencies at December 31, 2006:

(a)    North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that for a minimum period of up to two years Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, at December 31, 2006, North Atlantic had commitments totaling approximately $550.2 million in respect of future crude oil feedstock purchases and related transportation from Vitol Refining S.A.

(b)    North Atlantic has an agreement with Newsul Enterprises Inc. ("Newsul") whereby North Atlantic committed to provide Newsul with its inventory and production of sulphur to February 12, 2008. The agreement is subject to an automatic renewal for another ten years unless one of the parties elects not to renew.

Newsul has named North Atlantic in a claim in the amount of US$2.7 million and has requested the services of an arbitration board to make a determination on the claim. The claim is for additional costs and lost revenues related to alleged contaminated sulphur delivered by North Atlantic. The eventual outcome of the arbitration hearing is undeterminable.

(c)    North Atlantic has an environmental agreement with the Province of Newfoundland and Labrador, Canada, committing to programs that reduce the environmental impact of the refinery over time. Initiatives include a schedule of activities to be undertaken with regard to improvements in areas such as emissions, waste water treatment, terrestrial effects, and other matters. In accordance with the agreement, certain projects have been completed and others have been scheduled.

(d)    North Atlantic has been named a defendant in The State of New Hampshire versus Amerada Hess Corp. et al, one of many methyl tertiary butyl ether ("MTBE") U.S. product liability litigation cases that have been consolidated for pre-trial purposes in this matter. The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE. Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants. All consolidated lawsuits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over North Atlantic in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims. Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the consolidated financial statements in respect of this matter. Harvest is indemnified by Vitol Group B.V. in respect of this contingent liability.

(e)    Petro-Canada, a former owner of the North Atlantic refinery, holds certain contractual rights in relation to production at the refinery, namely:

  a right to share, subject to a maximum limit, in the profits of the sale of any refined product, refined at the refinery, sold in Canada, exclusive of the province of Newfoundland and Labrador;

  a right of first refusal to any refinery and/or terminaling capacity in excess of North Atlantic's requirements;

  a right to participate in any venture to produce petrochemicals at the refinery; and

  the rights in paragraphs (i) and (ii) above continue for a period of 25 years from December 1, 1986, while the rights in paragraph (iii) continue until amended by the parties.

The following is a summary of Harvest's contractual obligations and commitments as at December 31, 2006:

	Payments Due by Period
	2007	2008	2009	2010	2011	Thereafter	Total
Debt repayments (1)	-	289,766	1,305,897	-	291,350	-	1,887,013
Capital commitments(2)	34,530	2,880	-	-	-	-	37,410
Operating leases(3)	6,476	5,879	4,966	2,153	258	258	19,990
Pension contributions(4)	780	1,510	1,835	2,219	2,586	19,147	28,077
Transportation agreements(5)	2,080	1,554	887	190	27	-	4,738
Feedstock commitments(6)	550,230	-	-	-	-	-	550,230
Contractual obligations	594,096	301,589	1,313,585	4,562	294,221	19,405	2,527,458

(1) Assumes that the outstanding convertible debentures either convert at the holders' option for Units or are redeemed for Units at Harvest's option.
(2) Relating to drilling contracts, AFE commitments and equipment rental contracts.
(3) Relating to building and automobile leases.
(4) Relating to expected contributions for employee benefit plans [see Note 17].
(5) Relating to oil and natural gas pipeline transportation agreements.
(6) Relating to crude oil feedstock purchases and related transportation costs [see Note 21(a) above].

22.   Reconciliation of the Consolidated Financial Statements to United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles as they have been applied to the accompanying consolidated financial statements are not material except as described below. Items required for financial disclosure under U.S. GAAP may be different from disclosure standards under Canadian GAAP; any such differences are not reflected here.

The application of U.S. GAAP would have the following effects on net income as reported:

	Year Ended December 31,
	2006	2005

Net income under Canadian GAAP	$136,046	$104,946

Adjustments
Write-down of property, plant and equipment (a)	(615,000)	-
Unrealized loss on risk management contracts (f)	(398)	8,980
Future tax impact of deferred charges relating to risk management contracts (f) (g)	-	(3,019)
Depletion, depreciation, amortization and accretion (b)	8,825	1,592
Future tax impact on property, plant and equipment (b) (g)	-	(535)
Non-cash interest expense on debentures (d)	454	239
Amortization of deferred financing charges (d)	65	(38)
Foreign exchange gain on unit distribution (i)	(1,038)	-
Non-controlling interest (e)	(65)	149
Non-cash general and administrative expenses (c)	(3,291)	-
Future income tax recovery (g)	670	-
Net income (loss) under U.S. GAAP before cumulative effect of change in accounting policy	(473,732)	112,314

Cumulative effect of change in accounting policy (c)	4,891	-
Net income (loss) under U.S. GAAP after cumulative effect of change in accounting policy	(468,841)	112,314

Net change in cumulative translation adjustment (i)	47,911	-
Comprehensive income	$(420,930)	$112,314

Net income (loss) under U.S. GAAP after cumulative effect of change in accounting policy	(468,841)	112,314
Increase in redemption value of Trust Units under U.S. GAAP (e)	1,398,457	(638,044)

Net income (loss) available to unitholders under U.S. GAAP (e)	$929,616	$(525,730)

Basic
Net (loss) income per Trust Unit under U.S. GAAP before cumulative effect of change in accounting policy	$(4.66)	$2.41
Cumulative effect of change in accounting policy	0.05	-
Net (loss) income per Trust Unit under U.S. GAAP after cumulative effect of change in accounting policy (before changes in redemption	$(4.61)	$2.41
Net income (loss) available to unitholders per Trust Unit under U.S. GAAP	$9.15	$(11.29)

Diluted
Net (loss) income per Trust Unit under U.S. GAAP before cumulative effect of change in accounting policy	$(4.66)	$2.33
Cumulative effect of change in accounting policy	0.05	-
Net (loss) income per Trust Unit under U.S. GAAP after cumulative effect of change in accounting policy (before changes in redemption value of Trust Units)	$(4.61)	$2.33
Net income (loss) available to unitholders per Trust Unit under U.S. GAAP	$8.66	$(11.29)

Net income (loss) – U.S. GAAP	$929,616	$(525,730)
Future income tax recovery – U.S. GAAP	(2,970)	(28,817)
Net income (loss) before taxes – U.S. GAAP	$926,646	$(554,547)

Statement of Accumulated Income (loss)

Balance, beginning of year – U.S. GAAP	(895,736)	(370,006)
Net income (loss) – U.S. GAAP	(473,732)	112,314
Cumulative effect of change in accounting policy	4,891	-
Change in redemption value of Trust Units	1,398,457	(638,044)
Balance, end of year – U.S. GAAP	33,880	(895,736)

Accumulated other comprehensive income (loss)

Balance, beginning of year – U.S. GAAP	-	-
Net change in cumulative translation adjustment	47,911	-
Employee Future Benefits – Adoption of FAS 158 (j)	(325)	-
Balance, end of year – U.S. GAAP	47,586	-

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported:

	December 31, 2006		December 31, 2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Property, plant and equipment (a) (b)	$4,393,832	$3,788,606	$1,130,155	$1,131,747
Deferred charges (d) (f) (h)	$35,657	$34,199	$12,768	$10,951
Non current benefit plan assets (j)	$-	$373	$-	$-
Future income tax (g)	$-	$-	$22,975	$22,975

Liabilities
Accounts payable and accrued liabilities (c)	$294,582	$292,338	$99,576	$99,576
Current other benefit plan liability (j)	$-	$162	$-	$-
Deferred credit (f)	$794	$794	$1,389	$991
7 7/8% Senior notes (h)	$291,350	$289,952	$290,750	$289,045
Convertible debentures – liability (d)	$601,511	$627,722	$44,455	$47,036
Non current benefit plan liability (j)	$12,227	$12,762	$-	$-
Future income tax (f)(g)	$-	$-	$25,275	$25,944

Non-controlling interest (e)	$-	$-	$3,179	$-

Temporary equity (e)	$-	$2,680,017	$-	$1,783,159

Unitholders' Equity
Unitholders' capital (e)	$3,046,876	$-	$747,312	$-
Equity component of convertible debentures (d)	$36,070	$-	$2,639	$-
Additional paid-in capital	$-	$9,913	$-	$-
Accumulated income (i)	$271,155	$33,880	$135,665	$(895,736)
Cumulative foreign currency translation adjustment (i)	$46,873	$-	$-	$-
Accumulated other comprehensive income (j)(i)	$-	$47,586	$-	$-

(a)    Under Canadian GAAP, Harvest performs an impairment test that limits the capitalized costs of its petroleum and natural gas assets to the discounted estimated future net revenue from proved and probable petroleum and natural gas reserves plus the cost of unproved properties less impairment, estimated future prices and costs. The discount rate used is equal to Harvest's risk free interest rate. Under U.S. GAAP, entities using the full cost method of accounting for petroleum and natural gas activities perform an impairment test on each cost centre using discounted future net revenue from proved petroleum and natural gas reserves discounted at 10%. The prices used under the U.S. GAAP impairment test are those in effect at year end. As at December 31, 2005, the application of the ceiling test under U.S. GAAP resulted in a write down of $615.0 million of capitalized costs. There was no impairment under U.S. GAAP at December 31, 2005.

(b)    Under Canadian GAAP, proved reserves are estimated using estimated future prices and costs. These proved reserves form the basis for the depletion calculation.

Under U.S. GAAP, proved reserves used for the depletion calculation are estimated using constant prices and costs as of the date the estimate of reserves is made. In both the current and comparative year there were significant differences in proved reserves under U.S. GAAP and Canadian GAAP and as a result the difference is realized in the depletion expense.

(c)    Under Canadian GAAP, the Trust determines compensation expense and the resulting obligation related to its Trust Unit Incentive Plan and Unit Award Plan using the intrinsic value method described in Note 2 (j). Under U.S. GAAP, for the year ended December 31, 2006 Harvest adopted SFAS 123(R) "Share Based Payment" using the modified prospective approach. Under FAS 123(R), expenses and obligations for liability-based stock compensation plans are recorded using the fair-value method of accounting and are revalued at each period end. As a result, general and administrative expense is higher under U.S. GAAP by $3.3 million for the year ended December 31, 2006 and accounts payable and accrued liabilities is lower under U.S. GAAP by $2.2 million as at December 31, 2006.

To the extent compensation costs relates to employees directly involved in natural gas and crude oil exploration and development activities, such amounts are capitalized to property, plant and equipment. Amounts not capitalized are recognized as administrative expenses. As the Trust adopted SFAS 123(R) using the modified prospective approach, prior periods have not been restated, as required by the standard.

SFAS 123(R), under the modified prospective approach, requires the cumulative impact of a change in an accounting policy to be presented in the current year consolidated statement of income. The cumulative effect of initially adopting SFAS 123(R) January 1, 2006 was a gain of $4.9 million.

(d)    Under Canadian GAAP, Harvest's convertible debentures are classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP. Issue costs for the debentures are allocated between the equity portion and deferred charges for the debt portion. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt, and as a result all of the issue costs would be recorded as deferred charges. To the extent a portion of the issue costs were allocated to equity under Canadian GAAP there is a difference in amortization for the related deferred charges. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

In addition, convertible debentures that are assumed in a business combination are recorded at their fair value at the date of the acquisition as part of the cost of the acquired enterprise. Under U.S. GAAP, if the conversion feature is in-the-money at the acquisition date (beneficial conversion feature), the feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Where the debenture has a stated redemption date, the corresponding value is recognized as a discount on the convertible debenture balance and accreted from the date of acquisition to the redemption date.

(e)    Under Harvest's Indenture, Trust Units are redeemable at any time on demand by the Unitholder for cash. Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders' Equity would be reduced by an amount equal to the redemption value of the Trust Units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable shares. The redemption value of the Trust Units and the exchangeable shares is determined with respect to the trading value of the Trust Units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes, if any, in the redemption value during a period results in a charge to permanent equity and is reflected as either an increase or decrease in earnings available to Unitholders for the year. Under Canadian GAAP the exchangeable shares are recorded as non-controlling interest.

(f)    Under U.S. GAAP, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. U.S. GAAP requires that a company formally document, designate, and assess the effectiveness of derivative instruments before hedge accounting may be applied. Harvest had not formally documented and designated any hedging relationships as at December 31, 2006 or December 31, 2005 and as such, the risk management contracts were not eligible for hedge accounting treatment under U.S. GAAP.

Harvest implemented fair value accounting effective January 1, 2004 under Canadian GAAP and had designated a portion of its risk management contracts as hedges. During the year ended December 31, 2004, the Trust discontinued hedge accounting for all risk management contracts under Canadian GAAP. Upon discontinuing hedge accounting, a deferred charge or gain is recorded representing the fair value of the contract at that time. This difference is amortized over the term of the contract. Under U.S. GAAP there were no contracts designated as hedges. To the extent deferred charges and credits were recorded and amortized when hedge accounting was discontinued, there is a difference between Canadian and U.S. GAAP. The deferred charges and gains continue to be amortized under Canadian GAAP for the years ended December 31, 2006 and 2005, and create a difference from U.S. GAAP.

(g)   The Canadian GAAP liability method of accounting for income taxes is similar to the U.S. GAAP SFAS 109, "Accounting for Income Taxes", which requires the recognition of tax assets and liabilities for the expected future tax consequences of events that have been recognized in Harvest's consolidated financial statements. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future income tax, whereas Canadian GAAP uses substantively enacted rates. There are no differences for the years ended December 31, 2006 and December 31, 2005 relating to tax rate differences.

Under Canadian GAAP as at December 31, 2006, Harvest's temporary differences are in a future income tax asset position. However, recognition of the asset in future periods is not more likely than not and therefore, the asset has not been recognized under Canadian GAAP. As adjustments under U.S. GAAP would result in a larger future income tax asset balance, the Trust has not recorded a future income tax asset under U.S. GAAP and has eliminated the remaining historical future income tax liability balance recognized under U.S. GAAP from previous periods. As such, an additional recovery of $0.7 million has been recognized under U.S. GAAP.

(h)    Under Canadian GAAP, the discount on the senior notes has been recorded in deferred charges. Under U.S. GAAP, this amount is required to be applied against the senior notes balance.

(i)     Under Canadian GAAP, the cumulative translation adjustment that is generated upon translating the financial statements of Harvest's self-sustaining foreign operations is included as a separate component of equity. Under U.S. GAAP this amount is recognized in comprehensive income and cumulative amounts are included in accumulated other comprehensive income. Harvest's comprehensive income for the year ended December 31, 2006 includes a net change in the cumulative translation adjustment of $46.9 million (2005 – nil). Additionally, exchange gains and losses from the translation of unit distributions from Harvest's self-sustaining foreign operations are included in other comprehensive income. Under Canadian GAAP these amounts are recorded as part of net income.

(j)     At December 31, 2006 the Trust adopted U.S. GAAP SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). Under SFAS 158, the over-funded or under-funded status of our defined benefit postretirement plan must be recognized on the balance sheet as an asset or liability and changes in the funded status are recognized through comprehensive income. As a result, employee future benefits are higher by $0.3 million (2005 – nil) and $0.3 million was included in accumulated other comprehensive income (2005 – nil). Canadian GAAP currently does not require the Trust to recognize the funded status of the plan on its balance sheet.

The following are standards and interpretations that have been issued by the Financial Accounting Standards Board ("FASB") which are not yet in effect for the periods presented but would comprise U.S. GAAP when implemented:

In July 2006, FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes" with respect to SFAS 109 "Accounting for Income Taxes" regarding accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact this interpretation will have on our results from operations or financial position.

In September 2006, FASB issued Statement 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

In February 2006, FASB issued Statement No. 155 "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements no. 133 and 140" This statement amends FASB Statements No. 133 "Accounting for Derivative Instruments and Hedging Activities", and No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, c)establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006 with early adoption permitted.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115." This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.

Additional disclosures required under U.S. GAAP: (thousands of Canadian dollars)
	December 31, 2006	December 31, 2005

Components of accounts receivable
Trade	$135,578	$16,555
Accruals	118,573	57,211
	$254,151	$73,766

Components of prepaid expenses and deposits
Prepaid expenses	$11,877	$1,104
Funds on deposit	836	22
	$12,713	$1,126

23.   Subsequent Events

Subsequent to December 31, 2006, Harvest declared a distribution of $0.38 per unit for Unitholders of record on January 22, 2007, February 22, 2007 and March 22, 2007.

In January 2007 Vitol Refining S.A. entered into a six month term contract with Iraq's State Oil Marketing Organization ("SOMO") for 44,000 bbl/day of Basrah crude oil at market prices on behalf of Harvest per the Supply and Offtake Agreement.

Between January 1, 2007 and March 1, 2007, $584.8 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. Included in this total is approximately $267 million relating to the SOMO contract discussed above.

On February 1, 2007 Harvest issued $200 million principal amount of convertible debentures and 6,146,750 Trust Units (including the full exercise of the underwriters' option to purchase 801,750 additional Trust Units) at a price of $23.40 per Trust Unit. After the over-allotment option to purchase an additional 30,000 debentures was exercised on February 8, 2007, the total net proceeds of from the issue were $357.4 million.

24.   Comparatives

Certain comparative figures have been reclassified to conform to the current year's presentation.

DISCLOSURE CONTROLS AND PROCEDURES

A.     Certifications

See Exhibits 99.1 and 99.2 to this annual report on Form 40-F.

B.     Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was carried out under the supervision of and with the participation of Registrant's management, including the President and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the President and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act were (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's ("SEC") rules and forms and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

C.     Management's Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in the "Management's Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this annual report on Form 40-F.

D.     Attestation Report of the Registered Public Accounting Firm

The required disclosure is included in the "Auditor's Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, and is filed as part of this annual report on Form 40-F.

E.     Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F no changes occurred in the Registrant's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

Identification of Audit Committee

The Registrant has a separately designed standing Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The following individuals comprise the entire membership of the Registrant's Audit Committee: Dale Blue, Verne G. Johnson, and Hector J. McFadyen. All members of the Audit Committee are independent from management, and were responsible for approving Harvest's 2006 year end financial statements for recommendation to the Board of Directors.

Audit Committee Financial Expert

The Board of Directors of the registrant has determined that Mr. Blue has met the audit committee financial expert criteria (as that term is defined in Form 40-F) and is considered an "independent" expert in accordance with the rules of the New York Stock Exchange.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER
AND SENIOR FINANCIAL OFFICERS

The Registrant has adopted a Code of Ethics (as that term is defined in Form 40-F) that applies to its principal executive, financial and accounting officer, and other members of senior management. Specifically, this code applies to the Registrant's President and Chief Executive Officer, the Chief Operating Officer - Upstream, and the Chief Financial Officer. It is available in print without charge to any person who requests it. Such requests may be made by contacting the Registrant's Investor Relations and Communications Advisor via email at: information@harvestenergy.ca or by phone at (403) 265-1178. All amendments to the code will be provided to any person who requests them. There were no waivers or amendments to the Code of Ethics in 2006. However, subsequent to 2006, we amended the Code of Ethics to provide more detailed guidance to employees on key areas including conflicts of interest, acceptance of gifts, use of email and internet, and related party transactions. The additional guidance provides greater clarification on the Trust's expectation for honesty and ethical behavior by all employees.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Fees payable to the Registrant's independent auditor, KPMG LLP, for the years ended December 31, 2006 and December 31, 2005 totaled $1,177,092 and $394,430, respectively, as detailed in the following table. All funds are in Canadian dollars.

	Year ended December 31, 2006	Year ended December 31, 2005
Audit Fees	$1,080,950	$292,000
Audit-Related Fees	$66,342	$33,000
Tax Fees	$29,800	$69,430
All Other Fees	$-	$-
TOTAL	$1,177,092	$394,430

The nature of the services provided by KPMG LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the Registrant's annual financial statements and review of the Registrant's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements. The significant increase over the prior year relates to additional fees incurred in connection with the audit of our internal controls and also related to the significant increase in the size of our business.

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

All Other Fees

In 2006 and 2005, no fees for services were incurred other than those described above under "Audit Fees," "Audit-Related Fees" and "Tax Fees".

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. For a discussion of the Registrant's other commitments, please read Note 21 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2006 attached as part of this annual report on Form 40-F.

CONTRACTUAL OBLIGATIONS

	Maturity
Annual Contractual
Obligations (000s)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	1,887,013	-	1,595,663	291,350	-
Interest on long-term debt(1)	299,649	112,037	146,565	41,047	-
Interest on convertible debentures(2) (3)	264,499	44,247	83,023	79,853	57,376
Operating and premise leases	19,990	6,476	10,845	2,411	258
Capital commitments(4)	37,410	34,530	2,880	-	-
Asset retirement obligations(5)	686,915	12,748	13,058	13,321	647,788
Transportation (6)	4,738	2,080	2,441	217	-
Purchase commitments	8,215	8,215	-	-	-
Pension contributions	28,077	780	3,345	4,805	19,147
Feedstock commitment	550,230	550,230	-	-	-
Total	3,786,736	771,343	1,857,820	433,004	724,569

(1) Assumes constant foreign exchange rate.
(2) Assumes that the outstanding convertible debentures either convert at the holders' option or are redeemed for Units at our option.
(3) Assumes no conversions and redemption by Harvest for trust units at the end of the second redemption period. Only cash commitments are presented.
(4) Relates to drilling commitments.
(5) Represents the undiscounted obligation by period.
(6) Relates to firm transportation commitment on the Nova pipeline.

In addition to those items noted above, as at December 31, 2006, we had entered into physical and financial contracts for production with average deliveries of approximately 27,480 barrels of oil equivalent per day for 2007, and 5,000 barrels of oil equivalent per day in 2008. We have also entered into financial contracts to minimize our exposure to fluctuating electricity prices. Please see Note 18 to the consolidated financial statements for further details

UNDERTAKING

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

Dated: March 29, 2007

HARVEST ENERGY TRUST

By:	/s/ Robert W. Fotheringham
Name:	Robert W. Fotheringham
Title:	Chief Financial Officer of Harvest Operations
Corp. on behalf of Harvest Energy Trust

EXHIBIT INDEX

The following exhibits are filed as part of this report.

Exhibit
Number	Description

99.1	CEO Certification pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act.

99.2	CFO Certification pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act.

99.3	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Consent of KPMG LLP.

99.6	Consent of McDaniel & Associates Consultants Ltd.

99.7	Consent of Gilbert Laustsen Jung Associates Ltd.

99.8	Consent of Sproule Associates Ltd.